Ontario Corporation Number
Numéro de la compagnie en Ontario

1644037

Form 4
Business
Corporations
Act

Formule
numéro 4
Loi sur les
compagnies

ARTICLES OF AMALGAMATION
STATUTS DE FUSION

1.	The name of the amalgamated corporation is: (Set Out in BLOCK CAPITAL LETTERS) Dénomination sociale de la societe issue de la fusion (écrire en LETTRES MAJUSCULES SEULEMENT):

B	R	A	S	C	A	N	C	O	R	P	0	R	A	T	I	O	N

2.	The address of the registered office is: Adresse du siêge social :

181 Bay Street, BCE Place, Suite 300

(Street & Number, or R.R. Number & if Multi-Office Building give Room No.)
(Rue et numéro, ou numéro de la R.R. et, s’il s’agit d’un édifice â bureaux, numéro du bureau)

Toronto	Ontario	M5J 2T3

(Name of Municipality or Post Office)		(Postal Code/
(Nom de la municipalité ou du bureau de poste)		Code postal)

3.	Number of directors is/are:	or	minimum and maximum number of directors is/are:
	Nombre d’administrateurs :	ou	nombres minimum et maximum d’administrateurs:

	Number	or	minimum and maximum
	Nombre	ou	nombres minimum et maximum

16

4. The director(s) is/are: Administrateur(s): First name, middle names and surname Prénom, autres prénoms et nom de famille	Address for service, giving Street & No. or R.R. No., Municipality, Province, Country and Postal Code Domicile élu, y compris la rue et le numéro ou le numéro de la R.R. le nom de la municipalité, la province, le pays et le code postal	Resident Canadian State “Yes or No” Résident canadien Oui/Non

See attached page 1A

1A

The directors of the Corporation are:

Name	Address for Service	Resident Canadian
James J. Blanchard	181 Bay Street, BCE Place, Suite 300 Toronto, Ontario M5J 2T3	No

Julia E. Foster	181 Bay Street, BCE Place, Suite 300 Toronto, Ontario M5J 2T3	Yes

Philip B. Lind	181 Bay Street, BCE Place, Suite 300 Toronto, Ontario M5J 2T3	Yes

Roy MacLaren	181 Bay Street, BCE Place, Suite 300 Toronto, Ontario M5J 2T3	Yes

Wallace F. McCain	181 Bay Street, BCE Place, Suite 300 Toronto, Ontario M5J 2T3	Yes

Jack M. Mintz	181 Bay Street, BCE Place, Suite 300 Toronto, Ontario M5J 2T3	Yes

Saul Shulman	181 Bay Street, BCE Place, Suite 300 Toronto, Ontario M5J 2T3	Yes

George S. Taylor	181 Bay Street, BCE Place, Suite 300 Toronto, Ontario M5J 2T3	Yes

Jack L. Cockwell	181 Bay Street, BCE Place, Suite 300 Toronto, Ontario M5J 2T3	Yes

J. Trevor Eyton	181 Bay Street, BCE Place, Suite 300 Toronto, Ontario M5J 2T3	Yes

J. Bruce Flatt	181 Bay Street, BCE Place, Suite 300 Toronto, Ontario M5J 2T3	Yes

James K. Gray	181 Bay Street, BCE Place, Suite 300 Toronto, Ontario M5J 2T3	Yes

Robert J. Harding	181 Bay Street, BCE Place, Suite 300 Toronto, Ontario M5J 2T3	Yes

David W. Kerr	181 Bay Street, BCE Place, Suite 300 Toronto, Ontario M5J 2T3	Yes

George E. Myhal	181 Bay Street, BCE Place, Suite 300 Toronto, Ontario M5J 2T3	Yes

Lynda C. Hamilton	181 Bay Street, BCE Place, Suite 300 Toronto, Ontario M5J 2T3	Yes

5.	Check a or B Cocher A ou B

☐ A)	The amalgamation agreement has been duly adopted by the shareholders of each of the amalgamating corporations as required by subsection 176 (4) of the Business Corporations Act on the date set out below.

A)	Les actionnaires de chaque société qui fusionne ont dûment adopté la convention de fusion conformément au paragraphe 176 (4) de la Loi sur les sociétés par actions à la date mentionnée ci-dessous.

or
ou

☑ B)	The amalgamation has been approved by the directors of each amalgamating corporation by a resolution as required by section 177 of the Business Corporations Act on the date set out below.

(B)	Les administrateurs de chaque société qui fusionne ont approuvé la fusion par voie de résolution conformément á I’article 177 de la Loi sur les sociétés par actions à la date mentionnée ci-dessous.

The articles of amalgamation in substance contain the provisions of the articles of incorporation of Les statuts de fusion reprennent essentiellement les dispositions des statuts constitutifs de

BRASCAN CORPORATION

and are more particularly set out in these articles.
et sont énoncés textuellement aux presents statuts.

Names of amalgamating corporations		Date of Adoption/Approval
Dénomination sociale des société qui	Ontario Corporation Number	Date d’adoption ou d’approbation
fusionnent	Numéro de la société en Ontario	Year / année Month / mois Day / jour

1644036 Ontario Limited		December 31, 2004

Brascan Corporation	1249197	December 3, 2004

6.	Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise. Limites, s’il y a lieu, imposées aux activités commerciales ou aux pouvoirs de la société.

None

7.	The classes and any maximum number of shares that the corporation is authorized to issue: Categories et nombre maximal, s’il y a lieu, d’actions que la société est autorisée á émettre:

an unlimited number of Class A Preference Shares, issuable in series
23,391 Class A Preference Shares, Series 1
10,465,100 Class A Preference Shares, Series 2
2,000 Class A Preference Shares, Series 3
4,000,000 Class A Preference Shares, Series 4
2,600,000 Class A Preference Shares, Series 5
111,633 Class A Preference Shares, Series 6
4,000,000 Class A Preference Shares, Series 7
8,000,000 Class A Preference Shares, Series 8
8,000,000 Class A Preference Shares, Series 9
10,000,000 Class A Preference Shares, Series 10
31,500,000 Class A Preference Shares, Series 11
8,000,000 Class A Preference Shares, Series 12
9,999,000 Class A Preference Shares, Series 13
665,000 Class A Preference Shares, Series 14
4,000,000 Class A Preference Shares, Series 15
7,835,200 Class A Preference Shares, Series 16
an unlimited number of Class AA Preference Shares, issuable in series an unlimited number of Class A Limited Voting Shares
85,120 Class B Limited Voting Shares

8.	Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series:
Droits, privilèges, restrictions et conditions, s’il y a lieu, rattachés à chaque catégorie d’actions et pouvoirs des administrateurs relatifs à chaque catégorie d’actions qui peut être émise en série:

See attached pages 4A to 4YYYYYYY

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Schedule A

Rights, Privileges, Restrictions and Conditions
Attaching to Each Class of Shares of the
Amalgamated Corporation

Class A Preference Shares

          The Class A Preference Shares shall, as a class, have attached thereto the following rights, privileges, restrictions and conditions:

1.	Directors’ Right to Issue One or More Series

          The Class A Preference Shares may, at any time or from time to time, be issued in one (1) or more series, each series to consist of such number of shares as may before the issue thereof be determined by the directors; the directors of the Corporation may (subject as hereinafter provided) by resolution fix from time to time before the issue thereof the designation of and the preferences, rights, conditions, restrictions, limitations or prohibitions attaching to the Class A Preference Shares of each series including, without limiting the generality of the foregoing, the rate of preferential dividends, the dates of payment thereof, the redemption price and terms and conditions of redemption, conversion rights (if any) and any sinking fund or other provisions, the whole subject to the issue of Articles of Amendment setting forth the number and designation of and the preferences, rights, conditions, restrictions, limitations or prohibitions attaching to the Class A Preference Shares of such series.

2.	Ranking of Class A Preference Shares

          The Class A Preference Shares of each series shall be entitled to preference over the Class AA Preference Shares, the Class A Limited Voting Shares and the Class B Limited Voting Shares of the Corporation, and any other shares ranking junior to the Class A Preference Shares, with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs and may also be given such other preferences over the Class AA Preference Shares, the Class A Limited Voting Shares and the Class B Limited Voting Shares of the Corporation and any other shares ranking junior to the Class A Preference Shares as may be determined as to the respective series authorized to be issued. The Class A Preference Shares of each series shall rank on a parity with the Class A Preference Shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

3.	Amendment

          The Corporation shall not delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the Class A Preference Shares as a class or create Preference Shares ranking in priority to or on a parity with the Class A Preference Shares except by special resolution passed by at least two-thirds (2/3) of the votes cast at a meeting of the holders of the Class A Preference Shares duly called for that purpose and held upon at least fifteen (15) days’ notice at which the holders of at least a majority of the outstanding Class A Preference Shares are present or represented by proxy; if at any such meeting the holders of a majority of the outstanding Class A Preference Shares are not present or represented by proxy within half an hour after the time appointed for such meeting, then the meeting shall be adjourned to such date being not less than twenty-one (21) days later and to such time and place as may be appointed by the chairman and not less than fifteen (15) days’ notice shall be given of such adjourned meeting but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called; at such adjourned meeting the holders of Class A Preference Shares present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed thereat by not less than two-thirds (2/3) of the votes cast at such meeting shall constitute the authorization of the holders of the Class A Preference Shares referred to above; the formalities to be observed in respect of the giving of notice of any such meeting or adjourned meeting and the

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conduct thereof shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at a meeting of the holders of Class A Preference Shares as a class, or at a joint meeting of the holders of two or more series of Class A Preference Shares, each holder of Class A Preference Shares entitled to vote thereat shall have one vote in respect of each $25.00 of the issue price of each Class A Preference Share held.

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CLASS A PREFERENCE SHARES, SERIES 1 ATTRIBUTES

Number and Designation of
and Rights, Privileges, Restrictions and
Conditions Attaching to the Class A Preference Shares, Series 1

          The first series of Class A Preference Shares of the Corporation shall consist of 23,391 Class A Preference Shares which shall be designated as Floating Rate Class A Preference Shares Series 1 (hereinafter referred to as the “Series 1 Preference Shares”) and which, in addition to the rights, privileges, restrictions and conditions attached to the Class A Preference Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1.	Consideration for Issue

          The consideration for the issue of each Series 1 Preference Share shall be $25.00.

2.	Dividends

2.1.	Payment of Dividends

          The holders of the Series 1 Preference Shares shall be entitled to receive, and the corporation shall pay thereon, as and when declared by the Board of Directors of the Corporation, out of monies of the Corporation properly applicable to the payment of dividends, cumulative preferential cash dividends payable quarterly (the “Quarterly Dividends”) on the last day of each of the months of March, June, September and December in each year (the “Dividend Payment Dates”), each such Quarterly Dividend to be equal to the amount obtained when the applicable Quarterly Dividend Rate (as defined in Section 2.2) is multiplied by $25.00.

          In any case where dividends are payable for a period (the “Dividend Payment Period”) that ends on a date other than a Dividend Payment Date, dividends shall be paid in the amount per Series 1 Preference Share obtained when:

(i)	$25.00 multiplied by 65% of the Prime Rate for the period of 90 days ending on a date which is 30 days before the end of such Dividend Payment Period is multiplied by

(ii)	the result obtained when the number of days in such Dividend Payment Period is divided by 365.

Dividends shall accrue on a day-to-day basis.

2.2.	Definitions

          Where used in these share provisions, the following terms shall have the following meanings, respectively:

(a)	“Quarterly Dividend Rate” means, in relation to any Dividend Payment Date, one-quarter of 65% of the Prime Rate for the three calendar months ending on the last day of the calendar month immediately preceding the month during which such Dividend Payment Date falls;

(b)	“ranking as to capital” means ranking with respect to the distribution of assets in the event of a liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs;

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(c)	“Prime Rate” means, for any period, the arithmetic average (rounded to the nearest one-one-hundredth of one percent (0.01%)) of the Daily Prime Rate for each day during such period;

(d)	“Daily Prime Rate” means, for any day, the Daily Prime Rate for the Bank on such date; provided that if, on such day, there shall be no Daily Prime Rate for the Bank, the Daily Prime Rate for such day shall be 1.65% above the average yields at weekly tender on 91 day Government of Canada Treasury Bills as reported by the Bank of Canada for such day;

(e)	“Daily Prime Rate for the Bank” means, on any day, the annual prime commercial lending rate of interest established and announced as the reference rate of interest used by the Bank on such date to determine the rates of interest on Canadian dollar loans to customers in Canada and designated by the Bank as its prime rate; and

(f)	“Bank” means Bank of Montreal or its successors.

2.3.	Method of Payment

          Dividends (less any tax required to be withheld by the Corporation) on the Series 1 Preference Shares shall be paid by cheque payable in lawful money of Canada at par at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems desirable. The mailing of such cheque from the Corporation’s registered office, or the principal office in Toronto of the registrar for the Series 1 Preference Shares, or the payment by such other reasonable means as the Corporation deems desirable, on or before the date on which such dividend is to be paid to a holder of Series 1 Preference Shares shall be deemed to be payment of the dividends represented thereby and payable on such date unless the cheque is not paid upon presentation or payment by such other means is not received. Dividends which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Corporation.

2.4.	Cumulative Payment of Dividends

          If on any date on which dividends are to be paid the dividends accrued to such date are not paid in full on all of the Series 1 Preference Shares then outstanding, such dividends, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the directors of the Corporation on which the Corporation shall have sufficient monies properly applicable to the payment of such dividends. The holders of Series 1 Preference Shares shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for.

3.	Redemption

3.1.	Optional Redemption

          Subject to the provisions of Section 5 hereof, the Corporation may redeem at any time the whole or from time to time any part of the then outstanding Series 1 Preference Shares, on payment for each share to be redeemed of $25.00; together with all accrued and unpaid dividends thereon up to the date fixed for redemption which, for greater certainty, shall include dividends calculated in accordance with Section 2.1 hereof during the period from and including the immediately preceding Dividend Payment Date to but excluding the date fixed for redemption, the whole constituting and hereinafter referred to as the “Redemption Price”.

3.2.	Partial Redemption

          In case a part only of the Series 1 Preference Shares is at any time to be redeemed, the shares so to be redeemed shall be selected by lot or in such other manner as the directors of the Corporation, from time to time, so determine. If a part only of the Series 1 Preference Shares represented by any certificate shall be redeemed, a new certificate representing the balance of such shares shall be issued to the holder thereof at the expense of the Corporation upon presentation and surrender of the first mentioned certificate.

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3.3.	Method of Redemption

          In any case of redemption of Series 1 Preference Shares, the Corporation shall not less than 30 days and not more than 60 days before the date specified for redemption send by prepaid mail or deliver to the registered address of each person who at the date of mailing or delivery is a registered holder of Series 1 Preference Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such Series 1 Preference Shares. Accidental failure or omission to give such notice to one or more holders shall not affect the validity of such redemption, but upon such failure or omission being discovered notice shall be given forthwith to such holder or holders and shall have the same force and effect as if given in due time. Such notice shall set out the number of Series 1 Preference Shares held by the person to whom it is addressed which are to be redeemed, the Redemption Price, the date specified for redemption and the place or places within Canada at which holders of Series 1 Preference Shares may present and surrender such shares for redemption. On and after the date so specified for redemption, the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Series 1 Preference Shares to be redeemed the Redemption Price of such shares on presentation and surrender, at the registered office of the Corporation or any other place or places within Canada specified in such notice of redemption, of the certificate or certificates representing the Series 1 Preference Shares called for redemption. Payment in respect of Series 1 Preference Shares being redeemed shall be made by cheque payable to the holders thereof in lawful money of Canada at par at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems desirable. From and after the date specified for redemption in any such notice of redemption, the Series 1 Preference Shares called for redemption shall cease to be entitled to dividends or any other participation in the assets of the Corporation and the holders thereof shall not be entitled to exercise any of their other rights as shareholders in respect thereof unless payment of the Redemption Price shall not be made upon presentation and surrender of the certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right at any time after the mailing or delivery of notice of its intention to redeem Series 1 Preference Shares to deposit the Redemption Price of the Series 1 Preference Shares so called for redemption, or of such of the Series 1 Preference Shares which are represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice or in a subsequent notice to the holders of the shares in respect of which the deposit is made, to be paid without interest to or to the order of the respective holders of Series 1 Preference Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 1 Preference Shares in respect of which such deposit shall have been made shall be deemed to be redeemed and the rights of the holders thereof shall be limited to receiving, without interest, their proportionate part of the amount so deposited upon presentation and surrender of the certificate or certificates representing their Series 1 Preference Shares being redeemed. Any interest allowed on any such deposit shall belong to the Corporation. Redemption monies that are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed (including monies held on deposit to a special account as provided for above) for a period of six years from the date specified for redemption shall be forfeited to the Corporation.

3.4.	Effect on Conversion Right

          Notwithstanding anything contained in Section 3.3 hereof, the giving by the Corporation of a notice of redemption hereunder shall in no way impair the conversion right set out in Section 5 hereof as it pertains to the next following conversion date (or, if the notice of redemption is given less than 30 days prior to said next following conversion date, as it pertains to that conversion date and the next following conversion date) and if a holder receiving a notice of redemption wishes to exercise such conversion right with respect to said next following conversion date or dates, as the case may be, he may so do and, if he so does, and all or part of the Series 1 Preference Shares called for redemption are converted on such conversion date, then the notice of redemption given by the Corporation shall be of no force and effect whatsoever with respect to the Series 1 Preference Shares so converted but shall be effective with respect to such Series 1 Preference Shares as are not so converted.

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4.	Retraction Privilege

4.1.	Privilege

          A holder of Series 1 Preference Shares shall have the privilege (the “retraction privilege”) of requiring the Corporation to redeem all or any of his Series 1 Preference Shares on each July 1, October 1, January 1 and April 1 (each such date being referred to individually as a “retraction date”) at a price of $25.00 per share plus accrued and unpaid dividends to the applicable retraction date.

4.2.	Method of Exercise

          A holder of Series 1 Preference Shares desiring to exercise the retraction privilege shall present and surrender to the transfer agent of the Corporation at any of its offices in Canada at which the Series 1 Preference Shares may be transferred, at least 15 days prior to the next following retraction date (failing which redemption shall be effected on the retraction date next following such next following retraction date), the certificate or certificates representing the Series 1 Preference Shares to be redeemed, which certificates shall be accompanied by a duly dated, completed and signed election form provided by or on behalf of the Corporation for this purpose.

4.3.	Certificates

          If a part only of the Series 1 Preference Shares represented by any certificate shall be redeemed, a new certificate for the Series 1 Preference Shares not so redeemed shall be issued at the expense of the Corporation.

4.4.	Revocability

          The presentation and surrender of Series 1 Preference Shares for redemption hereunder shall be irrevocable except with the consent of the Corporation and with respect to the Series 1 Preference Shares not redeemed in accordance with the provisions of Section 4.6 below or unless the Corporation shall fail to make payment to the holder of the redemption price on the redemption of the Series 1 Preference Shares to be redeemed on a date within 14 days after the retraction date. Said irrevocability shall, for greater certainty, prevent the Series 1 Shares so presented and surrendered from being converted in accordance with Section 5 hereof.

4.5.	Payment

          Subject as provided in Section 4.6 below, the Corporation shall on each retraction date redeem all Series 1 Preference Shares in respect of which holders shall have exercised the retraction privilege in accordance with the provisions of this Section 4. Such payment shall be made by cheque payable at par at any branch of the Corporation’s bankers for the time being in Canada or by any other reasonable means the Corporation deems desirable. Upon mailing by the Corporation of a cheque in the amount of the redemption price or upon payment of such price by other reasonable means such Series 1 Preference Shares shall then be and be deemed to be redeemed, and the holder of such Series 1 Preference shares shall not be entitled to exercise any of the rights of a shareholder in respect thereof.

4.6.	Inability to Redeem

          If, on any retraction date (the “First Retraction Date”), the Corporation determines that it will not be permitted, under the provisions of any applicable law, to redeem all of the Series 1 Preference Shares tendered for redemption, the Corporation shall redeem, on the First Retraction Date, that number of Series 1 Preference Shares which it is then permitted to redeem in accordance with the aforementioned provisions of law (rounded to the next lower multiple of 1,000) and the shares so to be redeemed shall be selected pro rata (disregarding fractions). In such case, if a part only of the Series 1 Preference Shares represented by any certificate shall be redeemed, a new certificate for the Series 1 Preference Shares not so redeemed shall be issued at the expense of the Corporation and held on the terms hereinafter set out. The Series 1 Preference Shares to be redeemed on the First Retraction Date shall be redeemed in accordance with the provisions of this Section 4. If the Corporation shall fail to redeem, because of any of the aforementioned provisions of law, all Series 1 Preference Shares in respect of which the holders thereof shall have

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exercised the retraction privilege (such shares not so redeemed being hereinafter referred to as the “Deposited Shares” and the holders who shall have exercised their retraction privilege in respect thereof being hereinafter referred to as the “Retracting Shareholders”) the Corporation shall continue to hold the Deposited Shares and shall, as soon as possible (but in any event within 14 days) after the First Retraction Date, send a notice to each Retracting Shareholder stating:

(i)	the number of Deposited Shares of such Retracting Shareholder held by the Corporation,

(ii)	the intention of the Corporation to redeem on each subsequent retraction date (the “Subsequent Retraction Dates”) thereafter from all Retracting Shareholders who tendered in respect of the First Retraction Date, on a pro rata basis, that number of Deposited Shares as it is then permitted by applicable law to redeem, and

(iii)	the right of such Retracting Shareholder to require the Corporation to return to him all of the Deposited Shares with the result that the obligation of the Corporation to redeem the Deposited Shares so returned on the First Retraction Date shall cease.

The same notice shall be sent, as soon as possible (but in any event within 14 days) after each Subsequent Retraction Date in respect of which the Corporation is unable because of any of the aforementioned provisions of law to redeem all Series 1 Preference Shares tendered for redemption hereunder, to holders of Series 1 Preference Shares who have tendered their Series 1 Preference Shares for redemption subsequent to the First Retraction Date and as of said Subsequent Retraction Date. The Corporation shall, on each Subsequent Retraction Date thereafter if it is permitted on such date by such applicable law, redeem, on a pro rata basis from all Retracting Shareholders who tendered in respect of the First Retraction Date, that number of Deposited Shares as it is then permitted by applicable law to redeem at the redemption price. The Series 1 Preference Shares to be redeemed on the Subsequent Retraction Date shall be redeemed in accordance with this Section 4 save and except that payment therefor shall be accompanied by a statement to each Retracting Shareholder setting out the number of Deposited Shares of such Retracting Shareholder to be redeemed and the number of Deposited Shares remaining in the name of such Retracting Shareholder. Except as otherwise provided herein, Retracting Shareholders shall continue to be entitled to exercise all of the rights of shareholders in respect of the Deposited Shares and to receive dividends thereon except that, in order to obtain possession of the share certificate or certificates representing the Deposited Shares, a Retracting Shareholder must give 10 days’ written notice to the Corporation (given not less than 20 days prior to any Subsequent Retraction Date) requiring the Corporation to return to him all of the Deposited Shares held in his name by the Corporation. Upon receipt of such written notice the Corporation shall promptly send to such Retracting Shareholder a share certificate or share certificates for that number of Series 1 Preference Shares which such Retracting Shareholder has requested the Corporation to return. Such shares shall then cease to be Deposited Shares and such Retracting Shareholder shall cease to have any right to receive any payment with respect thereto in connection with the First Retraction Date as provided in this Section 4.6 save and except to the extent that such arise by virtue of another exercise of the retraction privilege herein contained with respect to a subsequent Retraction Date.

          Once all Deposited Shares arising in respect of the First Retraction Date have been either withdrawn by or redeemed from the Retracting Shareholders, the Corporation shall then, if permitted under the provisions of applicable law, redeem shares tendered for redemption on the Subsequent Retraction Date immediately following the First Retraction Date, which Subsequent Retraction Date shall then, for the purposes of this Section 4.6, be considered to be the First Retraction Date, and so on until all Series 1 Preference Shares tendered for redemption are redeemed or withdrawn.

          Nothing contained herein shall be deemed to limit the right of a Retracting Shareholder who withdraws his shares from retraction in respect of a particular Retraction Date to exercise his right of retraction on a subsequent Retraction Date.

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5.	Conversion

5.1.	Right of Conversion

          Upon and subject to the terms and conditions hereinafter set forth, the Series 1 Preference Shares shall be convertible at any time, but effective on the next following October 1, January 1, April 1 or July 1 (the “conversion dates”) after the date upon which such conversion privilege is exercised in accordance with Section 5.2, at the option of the holder thereof, be convertible into Floating Rate Class A Preference Shares Series 2 of the Corporation (the “Series 2 Preference Shares”) upon the basis of one Series 2 Preference Share for each one Series 1 Preference Share in respect of which the conversion right is exercised.

5.2.	Exercise of Right

          The conversion right herein provided for may be exercised by deposit with the transfer agent of the Series 1 Preference Shares and Series 2 Preference Shares at any of its offices in Canada at which both such series of shares may be transferred, at least 15 days prior to the next following conversion date (failing which conversion shall be effected on the conversion date next following such next following conversion date), the certificate or certificates representing the Series 1 Preference Shares in respect of which the holder thereof desires to exercise such right of conversion which certificates shall be accompanied by a duly dated, completed and signed election form provided by or on behalf of the Corporation for these purposes. If less than all the Series 1 Preference Share represented by any certificate or certificates are to be converted, the holder shall be entitled to receive, at the expense of the Corporation, a new certificate representing the Series 1 Preference Shares comprised in the certificate or certificates surrendered as aforesaid which are not to be converted.

5.3.	Entitlement to Dividends

          The registered holder of Series 1 Preference Shares who has taken all steps required to effect conversion of such Shares effective as of a conversion date shall be entitled to receive the Quarterly Dividend in respect of the quarter immediately preceding the conversion date and the registered holder of a Series 2 Preference Share resulting from such conversion shall be entitled to rank equally per Series 2 Preference Share with the registered holders of all other Series 2 Preference Shares with respect to all dividends accruing due from and after the conversion date.

5.4.	Shares Called or Tendered for Redemption

          In the case of any Series 1 Preference Shares which are called or tendered for redemption, the right of conversion thereof shall be governed by the provisions of Section 3.4 or Section 4.4 hereof, as the case may be. In any case where the Corporation shall fail to redeem such Series 1 Preference Shares in accordance with Sections 3 or 4, as the case may be, the right of conversion shall continue as if such Shares had not been called or tendered for redemption subject, in the case of tender for redemption, to the provisions of Section 4.6 hereof.

5.5.	Certificates

          On any conversion of Series 1 Preference Shares, the certificate or certificates representing the Series 2 Preference Shares of the Corporation resulting therefrom shall be issued at the expense of the Corporation in the name of the holder of the Series 1 Preference Shares converted or in such name or names as such holder may direct in writing, provided that such holder shall pay any applicable security transfer taxes.

5.6.	Timing

          The right of a holder of Series 1 Preference Shares to convert the same into Series 2 Preference Shares shall be deemed to have been exercised, and the holder of Series 1 Preference Shares to be converted (or any person or persons in whose name or names such holder of Series 1 Preference Shares shall have directed a certificate or certificates representing Series 2 Preference Shares to be issued as provided in Section 5.5 hereof) shall be deemed to have become a holder of Series 2 Preference Share of the Corporation, for all purposes, on the applicable conversion date,

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notwithstanding any delay in the delivery of the certificate or certificates representing the Series 2 Preference Shares into which such Series 1 Preference Shares have been converted.

5.7.	Subdivision, Consolidation, etc.

          Neither the Series 1 Preference Shares nor the Series 2 Preference Shares shall be subdivided, consolidated, reclassified or otherwise changed unless contemporaneously therewith the outstanding shares of the other series of shares are subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

5.8.	Qualification and Listing

          So long as the right of conversion referred to in this Section 5 remains outstanding, the Corporation shall:

(i)	use its best efforts to have the Series 1 Preference Shares and the Series 2 Preference Shares issuable upon the conversion of Series 1 Preference Shares listed and posted for trading on The Toronto Stock Exchange;

(ii)	make all requisite filings under applicable Canadian securities legislation including those necessary to remain a reporting issuer not in default; and

(iii)	give or cause to be given written notice of the issue of Series 2 Preference Shares pursuant to the exercise of the conversion rights appertaining to the Series 1 Preference Shares, in such detail as may be required, to each securities commission or similar regulatory authority in each jurisdiction in Canada in which there is legislation or regulation permitting or requiring the giving of any such notice in order that such issue of Series 2 Preference Shares and the subsequent disposition of the Series 2 Preference Shares so issued will not be subject to the prospectus qualification requirements of such legislation or regulation.

6.	Purchase for Cancellation

          Subject to the provisions of Section 7 hereof, the Corporation may at any time or from time to time purchase for cancellation all or any part of the outstanding Series 1 Preference Shares in the open market (including purchase through or from an investment dealer or a member of a recognized stock exchange) or by invitation for tenders addresses to all of the holders of record of Series 1 Preference Shares then outstanding, at the lowest price or prices at which, in the opinion of the directors of the Corporation, such shares are then obtainable but not exceeding a price per share equal to the applicable Redemption Price plus reasonable costs of purchase. If, in response to an invitation for tenders under the provisions of this Section 6, more Series 1 Preference Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, then the Series 1 Preference Shares to be purchased by the Corporation shall be purchased as nearly as may be pro rata according to the number of shares tendered by each holder who submits a tender to the Corporation, provided that when shares are tendered at different prices, the pro rating shall be effected only with respect to the shares tendered at the price at which more shares were tendered than the Corporation is prepared to purchase after the Corporation has purchased all the shares tendered at lower prices.

7.	Restriction on Dividends and Retirement of Shares

          So long as any of the Series 1 Preference Shares are outstanding, the Corporation shall not, without the approval of the holders of the Series 1 Preference Shares given as hereinafter specified:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Series 1 Preference Shares) on shares ranking as to dividends junior to the Series 1 Preference Shares;

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(b)	call for redemption, redeem, purchase or otherwise pay off or retire for value any shares ranking as to capital junior to the Series 1 Preference Shares (except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Series 1 Preference Shares);

(c)	call for redemption, redeem, purchase or otherwise pay off or retire for value less than all of the Series 1 Preference Shares; or

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares from time to time issued, call for redemption, redeem, purchase or otherwise pay off or retire for value any shares ranking as to capital on a parity with the Series 1 Preference Shares;

unless, in each such case, all dividends then payable on the Series 1 Preference Shares then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Series 1 Preference Shares accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon shall have been declared and paid or set apart for payment.

8.	Voting Rights

          The holders of the Series 1 Preference Shares shall not be entitled as such (except as hereinafter specifically provided) to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting (but shall be entitled to receive notice of meetings of shareholders of the Corporation called for the purpose of authorizing the dissolution of the Corporation or the sale of its undertaking or a substantial part thereof), unless and until the Corporation from time to time shall fail to pay for a period of two years dividends at the rate specified by the board of directors on the Series 1 Preference Shares, Series 2 Preference Shares or Class A Preference Shares, Series 3 (“Series 3 Preference Shares”) whether or not such dividends have been declared and whether or not there are any moneys of the Corporation properly applicable to the payment of dividends; thereafter but only so long as any dividends on the Series 1 Preference Shares, Series 2 Preference Shares or Series 3 Preference Shares remain in arrears the holders of the Series 1 Preference Shares, Series 2 Preference Shares and Series 3 Preference Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation and shall be entitled to one vote in respect of each Series 1 Preference Share, Series 2 Preference Share or Series 3 Preference Share held and in addition shall be entitled to elect two members of the board of directors of the Corporation if the board consists of seven or fewer directors or three members of the board of directors if the board consists of more than seven directors; subject to the foregoing, when entitled to vote in the election of directors, the holders of Series 1 Preference Shares will vote with the holders of Class A Limited Voting Shares in the election of one-half of the board of directors; nothing herein contained shall be deemed to limit the right of the Corporation from time to time to increase or decrease the number of its directors.

          Notwithstanding anything contained in the by-laws of the Corporation, the term of office of all persons who may be directors of the Corporation at any time when the right to elect directors shall accrue to the holder of Series 1 Preference Shares, Series 2 Preference Shares and Series 3 Preference Shares as herein provided, or who may be appointed as directors thereafter and before a meeting of shareholders shall have been held, shall terminate upon the election of directors at the next annual meeting of shareholders or at a general meeting of shareholders which may be held for the purpose of electing directors at any time after the accrual of such right to elect directors upon not less than 20 days’ written notice and which shall be called by the secretary of the Corporation upon the written request of the holders of record of at least one-tenth (1/10) of the outstanding Series 1 Preference Shares, Series 2 Preference Shares or Series 3 Preference Shares; in default of the calling of such general meeting by the secretary, within five days after the making of such request, such meeting may be called by any holder of record of Series 1 Preference Shares, Series 2 Preference Shares or Series 3 Preference Shares.

          Any vacancy or vacancies occurring among members of the board elected to represent the holders of Series 1 Preference Shares, Series 2 Preference Shares and Series 3 Preference Shares in accordance with the foregoing provisions may be filled by the board of directors with the consent and approval of the remaining director or directors elected to represent the holders of Series 1 Preference Shares, Series 2 Preference Shares and Series 3 Preference Shares

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but if there be no such remaining director or directors, the board may elect or appoint sufficient holders of Series 1 Preference Shares, Series 2 Preference Shares or Series 3 Preference Shares to fill the vacancy or vacancies; whether or not such vacancy or vacancies is or are so filled by the board, the holders of record of at least one-tenth (1/10) of the outstanding Series 1 Preference Shares, Series 2 Preference Shares and Series 3 Preference Shares shall have the right to require the secretary of the Corporation to call a meeting of the holders of Series 1 Preference Shares, Series 2 Preference Shares and Series 3 Preference Shares for the purpose of filling the vacancy or vacancies or replacing all or any of the persons elected or appointed to fill such vacancy or vacancies and the provisions of the last preceding paragraph shall apply with respect to the calling of any such meeting.

          Notwithstanding anything contained in the by-laws of the Corporation: (i) upon any termination of the voting rights of the holders of the Series 1 Preference Shares, Series 2 Preference Shares and Series 3 Preference Shares the term of office of the directors elected or appointed to represent the holders of Series 1 Preference Shares, Series 2 Preference Shares and Series 3 Preference Shares shall forthwith terminate; and (ii) the holding of one Series 1 Preference Share, Series 2 Preference Share or Series 3 Preference Share shall be sufficient to qualify a person for election or appointment as a director of the Corporation to represent the holders of Series 1 Preference Shares, Series 2 Preference Shares and Series 3 Preference Shares.

9.	Liquidation, Dissolution or Winding Up

          In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Series 1 Preference Shares shall be entitled to receive from the assets of the Corporation a sum equal to $25.00 per Series 1 Preference Share held by them respectively, plus an amount equal to all accrued and unpaid dividends thereon up to the date of payment which, for greater certainty, shall include dividends calculated in accordance with Section 2.1 during the period from and including the immediately preceding Dividend Payment Date to but excluding the date of payment before any amount shall be paid to, or assets of the Corporation distributed amongst the holders of any other shares of the Corporation ranking as to capital junior to the Series 1 Preference Shares. After payment to the holders of the Series 1 Preference Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the assets of the Corporation.

10.	Day Not a Business Day

          In the event that any date on which any dividend on the Series 1 Preference Shares is payable by the Corporation, or on or by which any other action is required to be taken by the Corporation hereunder, is not a Business Day, then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a Business Day.

          For the purposes of these share provisions “Business Day” means a day other than a Saturday, a Sunday or any other day that is treated as a statutory holiday in the jurisdiction in which the Corporation’s registered office is located.

11.	Mail Service Interruption

          If the directors of the Corporation determine that mail service is or is threatened to be interrupted at the time when the Corporation is required or elects to give any notice hereunder, or is required to send any cheque or any share certificate to the holder of any Series 1 Preference Share, whether in connection with the redemption of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

(a)	give such notice by publication thereof once in a daily English language newspaper of general circulation published in each of Vancouver, Calgary, Regina, Winnipeg, Toronto and Montreal, and once in a daily French language newspaper published in Montreal and such notice shall be deemed to have been validly given on the day next succeeding its publication in all of such cities; and

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(b)	fulfil the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such holder by the transfer agent for the Series 1 Preference Shares at its principal offices in the cities of Vancouver, Calgary, Regina, Winnipeg, Toronto and Montreal and such cheque and/or certificate shall be deemed to have been sent on the date on which such notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the directors of the Corporation determine that mail service is no longer interrupted or threatened to be interrupted such cheque or share certificate, if not therefore delivered to such holder, shall be sent by mail as herein provided. In the event that the Corporation is required to mail such share certificate, such mailing shall be made by prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such certificate.

12.	Amendment

          The rights, privileges, restrictions and conditions attached to the Series 1 Preference Shares may be added to, changed or removed by Articles of Amendment but only with the prior approval of the holders of the Series 1 Preference Shares given as hereinafter specified in addition to any vote or authorization required by law.

13.	Approval of Holders of Series 1 Preference Shares

          Any approval of the holders of the Series 1 Preference Shares with respect to any and all matters referred to herein or of any other matter requiring the consent of the holders of the Series 1 Preference Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of outstanding Series 1 Preference Shares or passed by the affirmative vote of at least 66 2/3% of the votes cast by the holders of Series 1 Preference Shares who voted in respect of that resolution at a meeting of the holders of the Series 1 Preference Shares duly called for that purpose. The quorum requirement for, the proxy rules applicable to, the formalities to be observed in respect of the giving of notice of, and the formalities to be observed in respect of the conduct of, any such meeting or any adjourned meeting shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders, or if not so prescribed, as required by the Business Corporations Act (Ontario). On every poll taken at every meeting of holders of Series 1 Preference Shares, each holder of Series 1 Preference Shares entitled to vote thereat shall have one vote in respect of each $25.00 of the issue price of each Series 1 Preference Share held.

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CLASS A PREFERENCE SHARES, SERIES 2 ATTRIBUTES

Number and Designation of
and Rights, Privileges, Restrictions and
Conditions Attaching to the Class A Preference Shares, Series 2

          The second series of Class A Preference Shares of the Corporation shall consist of 10,465,100 Class A Preference Shares which shall be designated as Floating Rate Class A Preference Shares Series 2 (hereinafter referred to as the “Series 2 Preference Shares”) and which, in addition to the rights, privileges, restrictions and conditions attached to the Class A Preference Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1.	Consideration for Issue

          The consideration for the issue of each Series 2 Preference Share shall be $25.00.

2.	Dividends

2.1.	Payment of Dividends

          The holders of the Series 2 Preference Shares shall be entitled to receive, and the Corporation shall pay thereon, as and when declared by the Board of Directors of the Corporation, out of monies of the Corporation properly applicable to the payment of dividends, cumulative preferential cash dividends payable quarterly (the “Quarterly Dividends”) on the last day of each of the months of March, June, September and December in each year (the “Dividend Payment Dates”), each such Quarterly Dividend to be equal to the amount obtained when the applicable Quarterly Dividend Rate (as defined in section 2.2 is multiplied by $25.00.

          In any case where dividends are payable for a period (the “Dividend Payment Period”) that ends on a date other than the Initial Dividend Payment Date or a Dividend Payment Date, dividends shall be paid in the amount per Series 2 Preference Share obtained when:

(i)	$25.00 multiplied by 70% of the Prime Rate for the period of 90 days ending on a date which is 30 days before the end of such Dividend Payment Period is multiplied by

(ii)	the result obtained when the number of days in such Dividend Payment Period is divided by 365.

Dividends shall accrue on a day-to-day basis.

2.2.	Definitions

          Where used in these share provisions, the following terms shall have the following meanings, respectively:

(a)	“Quarterly Dividend Rate” means, in relation to any Dividend Payment Date, one quarter of 70% of the Prime Rate for the three calendar months ending on the last day of the calendar month immediately preceding the month during which such Dividend Payment Date falls;

(b)	“Prime Rate” means, for any period, the arithmetic average (rounded to the nearest one-one-hundredth of one percent (0.01%)) of the Daily Prime Rate for each day during such period;

(c)	“Daily Prime Rate” means, for any day, the Daily Prime Rate for the Bank on such date; provided that, if, on such day, there shall be no Daily Prime Rate for the Bank, the Daily Prime Rate for such day

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shall be 1.65% above the average yields at weekly tender on 91 day Government of Canada Treasury Bills as reported by the Bank of Canada for such day;

(d)	“Daily Prime Rate for the Bank” means, on any day, the annual prime commercial lending rate of interest established and announced as the reference rate of interest used by the Bank on such date to determine the rates of interest on Canadian dollar loans to customers in Canada and designated by the Bank as its prime rate;

(e)	“Bank” means Bank of Montreal or its successors; and

(f)	“ranking as to capital” means ranking with respect to the distribution of assets in the event of a liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

2.3.	Method of Payment

          Dividends (less any tax required to be withheld by the Corporation) on the Series 2 Preference Shares shall be paid by cheque payable in lawful money of Canada at par at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems desirable. The mailing of such cheque from the Corporation’s registered office, or the principal office in Toronto of the registrar for the Series 2 Preference Shares, or the payment by such other reasonable means as the Corporation deems desirable, on or before the date on Which such dividend is to be paid to a holder of Series 2 Preference Shares shall be deemed to be payment of the dividends represented thereby and payable on such date unless the cheque is not paid upon presentation or payment by such other means is not received. Dividends which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Corporation.

2.4.	Cumulative Payment of Dividends

          If on any date on which dividends are to be paid the dividends accrued to such date are not paid in full on all of the Series 2 Preference Shares then outstanding, such dividends, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the directors of the Corporation on which the Corporation shall have sufficient monies properly applicable to the payment of such dividends. The holders of Series 2 Preference Shares shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for.

3.	Redemption

3.1.	Optional Redemption

          Subject to the provisions of Section 5 hereof, the Corporation may redeem at any time the whole or from time to time any part of the then outstanding Series 2 Preference Shares, on payment for each share to be redeemed of $25.00; together with all accrued and unpaid dividends thereon up to the date fixed for redemption which, for greater certainty, shall include dividends calculated in accordance with Section 2.1 hereof during the period from and including the immediately preceding Dividend Payment Date to but excluding the date fixed for redemption, the whole constituting and hereinafter referred to as the “Redemption Price”.

3.2.	Partial Redemption

          In case a part only of the Series 2 Preference Shares is at any time to be redeemed, the shares so to be redeemed shall be selected by lot or in such other manner as the directors of the Corporation, from time to time so determine. If a part only of the Series 2 Preference Shares represented by any certificate shall be redeemed, a new certificate representing the balance of such shares shall be issued to the holder thereof at the expense of the Corporation upon presentation and surrender of the first mentioned certificate.

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3.3.	Method of Redemption

          In any case of redemption of Series 2 Preference Shares, the Corporation shall not less than 30 days and not more than 60 days before the date specified for redemption send by prepaid mail or deliver to the registered address of each person who at the date of mailing or delivery is a registered holder of Series 2 Preference Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such Series 2 Preference Shares. Accidental failure or omission to give such notice to one or more holders shall not affect the validity of such redemption, but upon such failure or omission being discovered notice shall be given forthwith to such holder or holders and shall have the same force and effect as if given in due time. Such notice shall set out the number of Series 2 Preference Shares held by the person to whom it is addressed which are to be redeemed, the Redemption Price, the date specified for redemption and the place or places within Canada at which holders of Series 2 Preference Shares may present and surrender such shares for redemption. On and after the date so specified for redemption, the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Series 2 Preference Shares to be redeemed the Redemption Price of such shares on presentation and surrender, at the registered office of the Corporation or any other place or places within Canada specified in such notice of redemption, of the certificate or certificates representing the Series 2 Preference Shares called for redemption. Payment in respect of Series 2 Preference Shares being redeemed shall be made by cheque payable to the holders thereof in lawful money of Canada at par at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems desirable. From and after the date specified for redemption in any such notice of redemption, the Series 2 Preference Shares called for redemption shall cease to be entitled to dividends or any other participation in the assets of the Corporation and the holders thereof shall not be entitled to exercise any of their other rights as shareholders in respect thereof unless payment of the Redemption Price shall not be made upon presentation and surrender of the certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right at any time after the mailing or delivery of notice of its intention to redeem Series 2 Preference Shares to deposit the Redemption Price of the Series 2 Preference Shares so called for redemption, or of such of the Series 2 Preference Shares which are represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice or in a subsequent notice to the holders of the shares in respect of which the deposit is made, to be paid without interest to or to the order of the respective holders of Series 2 Preference Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 2 Preference Shares in respect of which such deposit shall have been made shall be deemed to be redeemed and the rights of the holders thereof shall be limited to receiving, without interest, their proportionate part of the amount so deposited upon presentation and surrender of the certificate or certificates representing their Series 2 Preference Shares being redeemed. Any interest allowed on any such deposit shall belong to the Corporation. Redemption monies that are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed (including monies held on deposit to a special account as provided for above) for a period of 6 years from the date specified for redemption shall be forfeited to the Corporation.

4.	Purchase for Cancellation

          Subject to the provisions of Section 5 hereof, the Corporation may at any time or from time to time purchase for cancellation all or any part of the outstanding Series 2 Preference Shares in the open market (including purchase through or from an investment dealer or a member of a recognized stock exchange) or by invitation for tenders addressed to all of the holders of record of Series 2 Preference Shares then outstanding, at the lowest price or prices at which, in the opinion of the directors of the Corporation, such shares are then obtainable but not exceeding a price per share equal to the applicable Redemption Price plus reasonable costs of purchase. If, in response to an invitation for tenders under the provisions of this Section 4, more Series 2 Preference Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, then the Series 2 Preference Shares to be purchased by the Corporation shall be purchased as nearly as may be pro rata according to the number of shares tendered by each holder who submits a tender to the Corporation, provided that when shares are tendered at different prices, the pro rating shall be effected only with respect to the shares tendered at the price at which more shares were tendered than the Corporation is prepared to purchase after the Corporation has purchased all the shares tendered at lower prices

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5.	Restrictions on Dividends and Retirement of Shares

          So long as any of the Series 2 Preference Shares are outstanding, the Corporation shall not, without the approval of the holders of the Series 2 Preference Shares given as hereinafter specified:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Series 2 Preference Shares) on shares ranking as to dividends junior to the Series 2 Preference Shares;

(b)	call for redemption, redeem, purchase or otherwise pay off or retire for value, any shares ranking as to capital junior to the Series 2 Preference Shares (except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Series 2 Preference Shares);

(c)	call for redemption, redeem, purchase or otherwise pay off or retire for value less than all of the Series 2 Preference Shares; or

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares from time to time issued, call for redemption, redeem, purchase or otherwise pay off or retire for value any shares ranking as to capital on a parity with the Series 2 Preference Shares, unless, in each such case, all dividends then payable on the Series 2 Preference Shares then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Series 2 Preference Shares accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon shall have been declared and paid or set apart for payment.

6.	Voting Rights

          The holders of the Series 2 Preference Shares shall not be entitled as such (except as hereinafter specifically provided) to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting (but shall be entitled to receive notice of meetings of shareholders of the Corporation called for the purpose of authorizing the dissolution of the Corporation or the sale of its undertaking or a substantial part thereof), unless and until the Corporation from time to time shall fail to pay for a period of two years dividends at the rate specified by the board of directors on the Class A Preference Shares, Series 1 (“Series 1 Preference Shares”), Series 2 Preference Shares or Class A Preference Shares, Series 3 (“Series 3 Preference Shares”) whether or not such dividends have been declared and whether or not there are any moneys of the Corporation properly applicable to the payment of dividends; thereafter but only so long as any dividends on the Series 1 Preference Shares, Series 2 Preference Shares or Series 3 Preference Shares remain in arrears the holders of the Series 1 Preference Shares, Series 2 Preference Shares and Series 3 Preference Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation and shall be entitled to one vote in respect of each Series 1 Preference Share, Series 2 Preference Share or Series 3 Preference Share held and in addition shall be entitled to elect two members of the board of directors of the Corporation if the board consists of seven or fewer directors or three members of the board of directors if the board consists of more than seven directors; subject to the foregoing, when entitled to vote in the election of directors, the holders of Series 2 Preference Shares will vote with the holders of Class A Limited Voting Shares in election of one-half of the board of directors; nothing herein contained shall be deemed to limit the right of the Corporation from time to time increase or decrease the number of its directors.

          Notwithstanding anything contained in the by-laws of the Corporation, the term of office of all persons who may be directors of the Corporation at any time when the right to elect directors shall accrue to the holders of Series 1 Preference Shares, Series 2 Preference Shares and Series 3 Preference Shares as herein provided, or who may be appointed as directors thereafter and before a meeting of shareholders shall have been held, shall terminate upon the election of directors at the next annual meeting of shareholders or at a general meeting of shareholders which may be held for the purpose of electing directors at any time after the accrual of such right to elect directors upon not less than 20 days’ written notice and which shall be called by the secretary of the Corporation upon the written request of the

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holders of record of at least one-tenth (1/10) of the outstanding Series 1 Preference Shares, Series 2 Preference Shares or Series 3 Preference Shares; in default of the calling of such general meeting by the secretary, within five days after the making of such request, such meeting may be called by any holder of record of Series 1 Preference Shares, Series 2 Preference Shares or Series 3 Preference Shares.

          Any vacancy or vacancies occurring among members of the board elected to represent the holders of Series 1 Preference Shares, Series 2 Preference Shares and Series 3 Preference Shares in accordance with the foregoing provisions may be filled by the board of directors with the consent and approval of the remaining director or directors elected to represent the holders of Series 1 Preference Shares, Series 2 Preference Shares and Series 3 Preference Shares but if there be no such remaining director or directors, the board may elect or appoint sufficient holders of Series 1 Preference Shares, Series 2 Preference Shares or Series 3 Preference Shares to fill the vacancy or vacancies; whether or not such vacancy or vacancies is or are so filled by the board, the holders of record of at least one-tenth (1/10) of the outstanding Series 1 Preference Shares, Series 2 Preference Shares and Series 3 Preference Shares shall have the right to require the secretary of the Corporation to call a meeting of the holders of Series 1 Preference Shares, Series 2 Preference Shares and Series 3 Preference Shares for the purpose of filling the vacancy or vacancies or replacing all or any of the persons elected or appointed to fill such vacancy or vacancies and the provisions of the last preceding paragraph shall apply with respect to the calling of any such meeting.

          Notwithstanding anything contained in the by-laws of the Corporation: (i) upon any termination of the voting rights of the holders of the Series 1 Preference Shares, Series 2 Preference Shares and Series 3 Preference Shares the term of office of the directors elected or appointed to represent the holders of Series 1 Preference Shares, Series 2 Preference Shares and Series 3 Preference Shares shall forthwith terminate; and (ii) the holding of one Series 1 Preference Share, Series 2 Preference Share or Series 3 Preference Share shall be sufficient to qualify a person for election or appointment as a director of the Corporation to represent the holders of Series 1 Preference Shares, Series 2 Preference Shares and Series 3 Preference Shares.

7.	Liquidation, Dissolution or Winding Up

          In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Series 2 Preference Shares shall be entitled to receive from the assets of the Corporation a sum equal to $25.00 per Series 2 Preference Share held by them respectively, plus an amount equal to all accrued and unpaid dividends thereon up to the date of payment which, for greater certainty, shall include dividends calculated in accordance with Section 2.1 during the period from and including the immediately preceding Dividend Payment Date to but excluding the date of payment, before any amount shall be paid to, or assets of the Corporation distributed amongst the holders of any other shares of the Corporation ranking as to capital junior to the Series 2 Preference Shares. After payment to the holders of the Series 2 Preference Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the assets of the Corporation.

8.	Day Not a Business Day

          In the event that any date on which any dividend on the Series 2 Preference Shares is payable by the Corporation, or on or by which any other action is required to be taken by the Corporation hereunder, is not a Business Day, then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a Business Day.

          For the purposes of these share provisions “Business Day” means a day other than a Saturday, a Sunday or any other day that is treated as a statutory holiday in the jurisdiction in which the Corporation’s registered office is located.

9.	Mail Service Interruption

          If the directors of the Corporation determine that mail service is or is threatened to be interrupted at the time when the Corporation is required or elects to give any notice hereunder, or is required to send any cheque or any

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share certificate to the holder of any Series 2 Preference Share, whether in connection with the redemption of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

(a)	give such notice by publication thereof once in a daily English language newspaper of general circulation published in each of Vancouver, Calgary, Regina, Winnipeg, Toronto and Montreal, and once in a daily French language newspaper published in Montreal and such notice shall be deemed to have been validly given on the day next succeeding its publication in all of such cities: and

(b)	fulfil the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such holder by the transfer agent for the Series 2 Preference Shares at its principal offices in the cities of Vancouver, Calgary, Regina, Winnipeg, Toronto and Montreal, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the directors of the Corporation determine that mail service is no longer interrupted or threatened to be interrupted such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by mail as herein provided. In the event that the Corporation is required to mail such share certificate, such mailing shall be made by prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such certificate.

10.	Amendment

          The rights, privileges, restrictions and conditions attached to the Series 2 Preference Shares may be added to, changed or removed by Articles of Amendment but only with the prior approval of the holders of the Series 2 Preference Shares given as hereinafter specified in addition to any vote or authorization required by law.

11.	Approval of Holders of Series 2 Preference Shares

          Any approval of the holders of the Series 2 Preference Shares with respect to any and all matters referred to herein or of any other matter requiring the consent of the holders of the Series 2 Preference Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of outstanding Series 2 Preference Shares or passed by the affirmative vote of at least 66 2/3% of the votes cast by the holders of Series 2 Preference Shares who voted in respect of that resolution at a meeting of the holders of the Series 2 Preference Shares duly called for that purpose. The quorum requirement for, the proxy rules applicable to, the formalities to be observed in respect of the giving of notice of, and the formalities to be observed in respect of the conduct of, any such meeting or any adjourned meeting shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders, or if not so prescribed, as required by the Business Corporations Act (Ontario). On every poll taken at every meeting of holders of Series 2 Preference Shares, each holder of Series 2 Preference Shares entitled to vote thereat shall have one vote in respect of each $25.00 of the issue price of each Series 2 Preference Share held.

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CLASS A PREFERENCE SHARES. SERIES 3 ATTRIBUTES

Number and Designation of
and Rights, Privileges, Restrictions and
Conditions Attaching to the Class A Preference Shares Series 3

          All terms used in Part I of these share provisions which are defined in Part II of these share provisions have the meaning in Part I ascribed hereto in Part II of these share provisions.

Part I

          The third series of Class A Preference Shares of the Corporation shall consist of 2,000 Class A Preference Shares which shall be designated as “Class A Cumulative Redeemable Preference Shares Series 3” (the “Series 3 Preference Shares”) and which, in addition to the rights, privileges, restrictions and conditions attached to the Class A Preference Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1.	Consideration for Issue

          The consideration for the issue of each Series 3 Preference Share shall be $100.000.

2.	Dividends

2.1.	Definitions

          In these share provisions:

(a)	“Dividend Payment Date” means the Thursday following the second Wednesday of each month, except that if such Thursday is not a Business Day, the Dividend Payment Date will be the first Business Day following such Thursday;

(b)	“Dividend Period” means the period from and including each Dividend Payment Date to but excluding the next succeeding Dividend Payment Date; and

(c)	“Dividend Rate” means the Current Dividend Rate determined in an Auction of the Series 3 Preference Shares conducted on the Business Day next preceding the commencement of each Dividend Period, as contemplated in Part II hereof; provided that, if the Corporation fails to pay the full amount of any dividend when due (whether or not declared) or fails to redeem any Series 3 Preference Shares after it has given notice of redemption in respect thereof (A) for any reason except as a result of an accidental or inadvertent error or omission on the part of the Corporation or the Trust Company, or (B) as a result of an accidental or inadvertent error or omission on the part of the Corporation or the Trust Company which is not remedied within three Business Days from the applicable Dividend Payment Date or Redemption Date (as defined in Article 3 of this Part), as the case may be, the Dividend Rate will no longer be based on the results of an Auction and will be, during each subsequent Dividend Period, a rate per annum equal to the Bankers’ Acceptance Rate in effect on the Business Day next preceding the commencement of such Dividend Period plus 0.40%.

2.2.	Payment of Dividends

          Except as otherwise provided in Section 2.4 of this Part, the holders of the Series 3 Preference Shares shall be entitled to receive, as and when declared by the Board of Directors of the Corporation, out of moneys of the Corporation properly applicable to the payment of dividends, cumulative, preferential cash dividends in the amount per share determined from time to time in accordance with the provisions of Section 2.5 of this Part to be paid on a Dividend Payment Date. Except as otherwise provided in Section 2.4 of this Part, the dividends on Series 3 Preference Shares

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shall accrue from and include the original date of issue of Series 3 Preference Shares or shall accrue from and include the last Dividend Payment Date in respect of which dividends have been paid or made available for payment, whichever is later.

2.3.	Method of Payment

          The Corporation shall pay to, or cause to be paid to, or to the order of, the holders of Series 3 Preference Shares as they appear on the securities register of the Corporation on the Business Day next preceding the applicable Dividend Payment Date, dividends on such shares by cheques drawn on a Canadian chartered bank and payable at par at any branch of such bank in Canada unless any such holder requests, by notice in writing received by the Corporation or the Trust Company no less than seven Business Days prior to a Dividend Payment Date, to receive payment of all such dividends by wire transfer, and provides in such notice an account number at a specified branch in Canada of a Canadian chartered bank to which the Corporation may cause such dividends to be wire transferred. In such a case, the Corporation shall instruct its bankers, or cause instructions to be given to a Canadian chartered bank, to wire transfer the amount of all such dividends to the account designated by each such holder in his notice to the Corporation or the Trust Company. Any such notification by a registered holder shall remain in effect until such registered holder ceases to be a registered holder or until cancelled or superseded by subsequent notice in writing received by the Corporation or the Trust Company no less than seven Business Days prior to a Dividend Payment Date. The delivery or mailing of such cheques or the receipt of a confirmation from a Canadian chartered bank that such bank has carried out instructions with respect to the wire transfer of the amount of any such dividend, by the Corporation or the Trust Company, shall be a full and complete discharge of the Corporation’s obligation to pay the dividends unless, in the case of payment by cheque, the cheque is not honoured when presented for payment. Dividends which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable may be reclaimed and used by the Corporation for its own purposes.

2.4.	Dividend on Redemption

          In the event the Corporation exercises its option to redeem any of the Series 3 Preference Shares pursuant to Article 3 of this Part, the Board of Directors of the Corporation may declare (i) on all Series 3 Preference Shares out of the moneys properly applicable to the payment of dividends, a dividend in an amount per share equal to all accrued and unpaid dividends on each such share calculated (in accordance with Section 2.5 of this Part) to the Redemption Date (as defined in Article 3 of this Part) to be paid on such Redemption Date or on such other date as may be determined in accordance with Article 3 of this Part, and (ii) on the Series 3 Preference Shares which are not to be redeemed as a result of the Corporation exercising its option to redeem any of the Series 3 Preference Shares pursuant to Article 3 of this Part, out of the monies properly applicable to the payment of dividends, a dividend in an amount per share equal to all accrued and unpaid dividends on each such share calculated (in accordance with Section 2.5 of this Part) from and including the Redemption Date to but excluding the next succeeding Dividend Payment Date, to be paid on such next succeeding Dividend Payment Date. In such event, the provisions of Sections 2.2 and 2.3 and Article 3 of this Part, to the extent applicable, shall apply mutatis mutandis to the payment of any such dividend unless otherwise inconsistent.

2.5.	Calculation of Dividend

          The amount of the dividend payable on each outstanding Series 3 Preference Share shall be the amount (rounded to the nearest cent) equal to the product of (1) $100,000, (2) the Dividend Rate for the applicable Dividend Period, and (3) the number of days in such Dividend Period, all divided by 365.

          Subject to the foregoing, for purposes of calculating an amount measured by reference to accrued and unpaid dividends,

(a)	the amount of any accrued and unpaid dividend in respect of any Series 3 Preference Shares from the next preceding Dividend Payment Date to any particular date shall be the amount (rounded to the nearest cent) equal to the product of (1) $100,000, (2) the Dividend Rate for the applicable Dividend

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Period had such Dividend Period not been interrupted by a particular date, and (3) the number of days from and including the next preceding Dividend Payment Date to but excluding such particular date, all divided by 365; and

(b)	the amount of any accrued and unpaid dividend in respect of any Series 3 Preference Shares from the Redemption Date to the next succeeding Dividend Payment Date shall be the amount (rounded to the nearest cent) equal to the product of (1) $100,000, (2) the Dividend Rate for what would otherwise have been the applicable Dividend Period had the Corporation not exercised its option to redeem the Series 3 Preference Shares pursuant to Article 3 of this Part, and (3) the number of days from and including the Redemption Date to but excluding the next succeeding dividend Payment Date, all divided by 365.

3.	Redemption

3.1.	Optional Redemption

          Subject to Article 4 of this Part and to applicable law, the Corporation may, at its option, redeem in whole, or from time to time in part, the Series 3 Preference Shares on the Business Day next preceding any Auction Date (the “Redemption Date”) at a redemption price of $100,000 per share, provided that the Corporation shall not redeem any Series 3 Preference Shares unless the board of directors of the Corporation shall have declared with respect to all Series 3 Preference Shares, out of the monies properly applicable to the payment of dividends, a dividend in an amount per share equal to all accrued and unpaid dividends on each such share to the Redemption Date (such $100.000 redemption price plus such per share dividend being herein referred to together as the “Redemption Price”).

3.2.	Partial Redemption

          In case a part only of the Series 3 Preference Shares is at any time to be redeemed, the number of shares so to be redeemed shall be determined by the board of directors of the Corporation and such shares shall be redeemed pro rata with adjustments at the discretion of the Corporation to avoid redemption of fractional shares.

3.3.	Manner of Redemption

          In the case of any redemption of Series 3 Preference Shares pursuant to Sections 3.1 or 3.2 of this Part, the Corporation shall, at least 10 days before the date specified for redemption, give notice in writing to each person who at the date of the giving of such notice is the registered holder of Series 3 Preference Shares to be redeemed, of the intention of the Corporation to redeem such Series 3 Preference Shares. Any such notice shall be validly and effectively given on the date it is delivered to the holder of Series 3 Preference Shares for whom it is intended or is sent by prepaid first class mail addressed to such holder at his address as it appears on the books of the Corporation, or in the event of the address of such holder not so appearing, then to the address of such holder last known to the Corporation, provided, however, that the accidental failure or omission to give such notice as aforesaid to one or more holders shall not affect the validity of the redemption but upon the failure or omission being discovered, notice shall be given forthwith to such holder or holders and shall have the same force and effect as if given in due time. Such notice shall set out the Redemption Date, the Redemption Price and, unless all the Series 3 Preference Shares held by the holder to whom it is addressed are to be redeemed, the number of Series 3 Preference Shares so held which are to be redeemed. On and after the Redemption Date, the Corporation shall pay or cause to be paid to, or to the order of, the holders of the Series 3 Preference Shares so called for redemption the Redemption Price therefor on presentation and delivery, at the registered office of the Corporation or at such other place or places within Canada designated in such notice, of the certificate or certificates representing the Series 3 Preference Shares so called for redemption. Payment of the Redemption Price may be made by cheque of the Corporation or its paying agent unless any holder of Series 3 Preference Shares being redeemed has requested pursuant to Section 2.3 of this Part to receive dividends by wire transfer in which case the Corporation shall instruct its bankers, or cause instructions to be given to a Canadian chartered bank, to wire transfer the amount of the Redemption Price to the account designated by each such holder in his notice to the Corporation or the Trust Company. Such payment or the receipt of a confirmation from a Canadian chartered bank that such bank has carried out instructions with respect to the wire transfer of the amount of such Redemption Price, by the Corporation or

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the Trust Company, shall be a full and complete discharge of the Corporation’s obligation to pay the Redemption Price owed to the holders of Series 3 Preference Shares so called for redemption unless, in the case of payment by cheque, the cheque is not honoured when presented for payment. From and after the Redemption Date, the holders of Series 3 Preference Shares called for redemption shall not be entitled to exercise any of the rights of holders of Series 3 Preference Shares in respect of such shares except the right to receive the Redemption Price therefor, provided that if payment of such Redemption Price is not duly made by or on behalf of the Corporation in accordance with the provisions hereof, then the rights of such holders shall remain unaffected. If part only of the Series 3 Preference Shares represented by any certificate shall be redeemed, a new certificate for the balance of such shares shall be issued at the expense of the Corporation.

          The Corporation shall have the right, at any time after giving notice of its intention to redeem any Series 3 Preference Shares, to deposit the aggregate Redemption Price of the Series 3 Preference Shares so called for redemption or of such of the Series 3 Preference Shares represented by certificates as have not at the date of such deposit been delivered by the holders thereof in connection with such redemption, in a special account in any chartered bank or any trust company in Canada (including any affiliate of the Corporation) to be paid without interest to or to the order of the respective holders of the Series 3 Preference Shares called for redemption, upon presentation and delivery to such bank or trust company of the certificates representing such Series 3 Preference Shares. Upon such deposit being made, the rights of the holders of the Series 3 Preference Shares in respect whereof such deposit shall have been made shall be limited to receiving without interest their proportionate part of the total Redemption Price so deposited upon presentation and delivery of the certificates representing the Series 3 Preference Shares held by them respectively, Any interest allowed on any such deposit shall belong to the Corporation. Redemption moneys in respect of any Redemption Date held on deposit to a special account for a period of three years from the applicable Redemption Date may be returned to the Corporation. Redemption moneys which remain unclaimed (including moneys returned to the Corporation from a special account after three years) for a period of six years from the Redemption Date may be reclaimed and used by the Corporation for its own purposes.

          Series 3 Preference Shares which have been redeemed by the Corporation shall be cancelled.

4.	Restrictions on Dividends, Retirement and Issue of Shares

          So long as any Series 3 Preference Shares are outstanding, the Corporation shall not, without the approval of the holders of the Series 3 Preference Shares given as hereinafter specified:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Series 3 Preference Shares) on the Class AA Preference Shares, Class A Limited Voting Shares or Class B Limited Voting Shares or on shares of any other class of the Corporation ranking as to dividends junior to the Series 3 Preference Shares; or

(b)	call for redemption, redeem, purchase or otherwise pay off or retire for value any Class AA Preference Shares, Class A Limited Voting Shares or Class B Limited Voting Shares or shares of any other class of the Corporation ranking as to capital junior to the Series 3 Preference Shares (except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Series 3 Preference Shares); or

(c)	call for redemption redeem, purchase or otherwise pay off or retire for value less than all of the Series 3 Preference Shares; or

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of Class A Preference Shares from time to time issued, call for redemption, redeem, purchase or otherwise pay off or retire for value any shares of any other class or series of the Corporation ranking as to capital on a parity with the Series 3 Preference Shares;

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unless, in each such case, all dividends then payable on the Series 3 Preference Shares then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Series 3 Preference Shares accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon shall have been declared and paid or set apart for payment.

5.	Voting Rights

          The holders of the Series 3 Preference Shares shall not be entitled as such (except as hereinafter specifically provided) to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting (but shall be entitled to receive notice of meetings of shareholders of the Corporation called for the purpose of authorizing the dissolution of the Corporation or the sale of its undertaking or a substantial part thereof), unless and until the Corporation from time to time shall fail to pay for a period of two years dividends at the rate specified by the board of directors on the Class A Preference Shares, Series 1 (“Series 1 Preference Shares”), Class A Preference Shares, Series 2 (“Series 2 Preference Shares”) or Series 3 Preference Shares whether or not such dividends have been declared and whether or not there are any moneys of the Corporation properly applicable to the payment of dividends; thereafter but only so long as any dividends on the Series 1 Preference Shares, Series 2 Preference Shares or Series 3 Preference Shares remain in arrears the holders of the Series 1 Preference Shares, Series 2 Preference Shares and Series 3 Preference Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation and shall be entitled to one vote in respect of each Series 1 Preference Share, Series 2 Preference Share or Series 3 Preference Share held and in addition shall be entitled to elect two members of the board of directors of the Corporation if the board consists of seven or fewer directors or three members of the board of directors if the board consists of more than seven directors; subject to the foregoing, when entitled to vote in the election of directors, the holders of Series 3 Preference Shares will vote with the holders of Class A Limited Voting Shares in the election of one-half of the board of directors; nothing herein contained shall be deemed to limit the right of the Corporation from time to time to increase or decrease the number of its directors.

          Notwithstanding anything contained in the by-laws of the Corporation, the term of office of all persons who may be directors of the Corporation at any time when the right to elect directors shall accrue to the holders of Series 1 Preference Shares, Series 2 Preference Shares and Series 3 Preference Shares as herein provided, or who may be appointed as directors thereafter and before a meeting of shareholders shall have been held, shall terminate upon the election of directors at the next annual meeting of shareholders or at a general meeting of shareholders which may be held for the purpose of electing directors at any time after the accrual of such right to elect directors upon not less than 20 days’ written notice and which shall be called by the secretary of the Corporation upon the written request of the holders of record of at least one-tenth (1/10) of the outstanding Series 1 Preference Shares, Series 2 Preference Shares or Series 3 Preference Shares; in default of the calling of such general meeting by the secretary, within five days after the making of such request, such meeting may be called by any holder of record of Series 1 Preference Shares, Series 2 Preference Shares or Series 3 Preference Shares.

          Any vacancy or vacancies occurring among members of the board elected to represent the holders of Series 1 Preference Shares, Series 2 Preference Shares and Series 3 Preference Shares in accordance with the foregoing provisions may be filled by the board of directors with the consent and approval of the remaining director or directors elected to represent the holders of Series 1 Preference Shares, Series 2 Preference Shares and Series 3 Preference Shares but if there be no such remaining director or directors, the board may elect or appoint sufficient holders of Series 1 Preference Shares, Series 2 Preference Shares or Series 3 Preference Shares to fill the vacancy or vacancies; whether or not such vacancy or vacancies is or are so filled by the board, the holders of record of at least one-tenth (1/10) of the outstanding Series 1 Preference Shares, Series 2 Preference Shares and Series 3 Preference Shares shall have the right to require the secretary of the Corporation to call a meeting of the .holders of Series 1 Preference Shares, Series 2 Preference Shares and Series 3 Preference Shares for the purpose of filling the vacancy or vacancies or replacing all or any of the persons elected or appointed to fill such vacancy or vacancies and the provisions of the last preceding paragraph shall apply with respect to the calling of any such meeting.

          Notwithstanding anything contained in the by-laws of the Corporation: (i) upon any termination of the voting rights of the holders of the Series 1 Preference Shares, Series 2 Preference Shares and Series 3 Preference Shares the term of office of the directors elected or appointed to represent the holders of Series 1 Preference Shares, Series 2

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Preference Shares and Series 3 Preference Shares shall forthwith terminate; and (ii) the holding of one Series 1 Preference Share, Series 2 Preference Share or Series 3 Preference Share shall be sufficient to qualify a person for election or appointment as a director of the Corporation to represent the holders of Series 1 Preference Shares, Series 2 Preference Shares and Series 3 Preference Shares.

6.	Liquidation, Dissolution and Winding-Up

               In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Series 3 Preference Shares shall be entitled to receive from the assets of the Corporation a sum equal to $100,000 per Series 3 Preference Share held by them respectively, plus an amount equal to all accrued and unpaid dividends thereon to but excluding the date of payment, before any amount shall be paid or any assets of the Corporation shall be distributed amongst the holders of shares of any other class of the Corporation ranking as to capital junior to the Series 3 Preference Shares. After payment to the holders of the Series 3 Preference Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the assets of the Corporation.

7.	Interpretation

               In the event that any date on or by which any action is required to be taken by the Corporation hereunder is not a Business Day, then such action shall be required to be taken on or by the next succeeding day that is a Business Day.

               In the event of the non-receipt of a cheque by the holder of Series 3 Preference Shares entitled to such cheque, or the loss or destruction thereof, the Corporation, upon being furnished with reasonable evidence of such non-receipt, loss or destruction and indemnity reasonably satisfactory to the Corporation, shall issue to such holder a replacement.

8.	Mail Service Disruption

               If the directors of the Corporation determine that mail service is or is threatened to be interrupted at the time when the Corporation is required or elects to give any notice hereunder, or is required to send any cheque or any share certificate to the holder of any Series 3 Preference Share, whether in connection with the redemption of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

(a)	give such notice by means of telex, telecopier or telegraph or by means of publication once in each of two successive weeks in one daily English language newspaper of general circulation published in each of the Provinces of Canada and once in a daily French language newspaper of general circulation published in Montreal. Notice given by telex, telecopier or telegraph shall be deemed to have been given on the day on which it is sent and notice given by publication shall be deemed to have been given on the date on which the first publication has taken place in the last of the Provinces of Canada; and

(b)	fulfil the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such holder by the Transfer Agent at its principal office in Toronto and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the directors of the Corporation determine that mail service is no longer interrupted or threatened to be interrupted such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by mail as herein provided. In the event that the Corporation is required to mail such share certificate, such mailing shall be made by prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such certificate.

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9.	Amendment

          The rights, privileges, restrictions and conditions attached to the Series 3 Preference Shares may be added to, changed or removed by Articles of Amendment but only with the prior approval of the holders of the Series 3 Preference Shares given as hereinafter specified in addition to any vote or authorization required by law.

10.	Approval of Holders of Series 3 Preference Shares

          The approval of the holders of Series 3 Preference Shares with respect to any and all matters referred to herein or of any other matter requiring the consent of the holders of the Series 3 Preference Shares may be given in such manner as may then be prescribed by law, subject to a minimum requirement that such approval be given by a resolution signed by all the holders of outstanding Series 3 Preference Shares or by the affirmative vote of at least 66-2/3% of the votes cast by the holders of Series 3 Preference Shares who voted in respect of that resolution at a meeting of the holders of Series 3 Preference Shares duly called for that purpose at which the holders of at least a majority of the outstanding Series 3 Preference Shares are present in person or represented by proxy and, if no quorum shall be present within thirty (30) minutes from the time fixed for holding any such meeting, such meeting shall be adjourned by the Chairman of the meeting to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next Business Day thereafter) at the same time and place and the quorum for the adjourned meeting shall be the holders of the outstanding Series 3 Preference Shares present in person or represented by proxy. The proxy rules applicable to, the formalities to be observed in respect of the giving of notice of, and the formalities to be observed in respect of, any such meeting or adjourned meeting shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders, or if not so prescribed, as required by the Business Corporations Act (Ontario). On every poll taken at every meeting of holders of Series 3 Preference Shares, each holder of Series 3 Preference Shares entitled to vote thereat shall have one vote in respect of each $25.00 of the issue price of each Series 3 Preference Share held.

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Part II

               All terms used in Part II of these share conditions which are defined in Part 1 of these share conditions have the meaning in Part II ascribed to them in Part I.

1. Certain Definitions

               In these share conditions:

(a)	“Auction” means the periodic operation of the procedures set forth in this Part;

(b)	“Auction Date” means the Business Day next preceding a Dividend Payment Date;

(c)	“Available Shares” has the meaning specified in paragraph (i) of Article 4(a) of this Part;

(d)	“Bankers’ Acceptance Rate” means with respect to any Dividend, the rate per annum equal to: (A) the simple average of each rate per annum which is equal to the simple average of the bid and ask rates of the yields to maturity quoted by each of Dominion Securities Inc. (or any successor) and Merrill Lynch Canada Inc. (or any successor) (rounded upward to the nearest one thousandth of one percent),as at 10:00 a.m., Toronto time, on the Auction Date next preceding such Dividend Period, on 30-day bankers’ acceptances accepted by such of the Bank of Montreal, The Toronto-Dominion Bank, Canadian imperial Bank of Commerce, The Royal Bank of Canada and The Bank of Nova Scotia as are accepting 30-day bankers’ acceptances on such Auction Date; (B) in the event that one of Dominion Securities Inc. (or any successor) is unable or does not for any reason quote the bid and ask rates per annum referred to in (A) above, as at 10:00 a.m., Toronto time, on such Auction Date, the simple average of the bid and ask rates per annum referred to in (A) above quoted by the other; or (C)in the event that both Dominion Securities Inc. (or any successor) and Merrill Lynch Canada Inc. (or any successor) are unable to or do not for any reason quote rates, as at 10:00 a.m., Toronto time, on such Auction Date (including without limitation, where none of the Bank of Montreal, The Toronto-Dominion Bank, Canadian Imperial Bank of Commerce, The Royal Bank of Canada or The Bank of Nova Scotia is accepting 30-day bankers’ acceptances on such Auction Date) for the purpose of determining the Bankers’ Acceptance Rate in accordance with (A) or (B) above, the simple average of each rate per annum which is equal to the simple average of the bid and ask rates of the yields to maturity quoted by each of Dominion Securities Inc. (or any successor) and Merrill Lynch Canada inc.(or any successor) (rounded upward to the nearest one thousandth of one percent), as of 10:00 a.m.,Toronto time, on such Auction Date, on 91-day Government of Canada Treasury Bills maturing 30 days from such Auction Date plus 0.20%;

(e)	“Bid” and “Bids” have the respective meanings specified in Article 2(a) of this Part;

(f)	“Bidder” and “Bidders” have the respective meanings specified in Article 2(a) of this Part;

(g)	“Business Day” means a day on which The Toronto Stock Exchange or any successor stock exchange and the Trust Company are open for business;

(h)	“Current Dividend Rate” is the rate per annum which the Trust Company advises the Corporation has been determined in accordance with Article 4(b) of this Part;

(i)	“Dealer” means any registered investment dealer or other entity permitted by law to perform the functions required of a Dealer in this Part that has entered into a Dealer Agreement with the Trust Company that remains effective;

(j)	“Dealer Agreement” means an agreement between the Trust Company and a Dealer pursuant to which the Dealer agrees to participate in Auctions in compliance with the procedures set forth in this Part;

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(k)	“Existing Holder” means a person who has signed a Purchaser’s Letter to the Trust Company and is registered in the ledger maintained by the Trust Company in respect of such persons;

(l)	“held by” with respect to any Series 3 Preference Shares registered in the name of the Trust Company as permitted by the Trust Company Agreement includes such shares beneficially owned by an Existing Holder but does not include, with respect to such shares, the Trust Company;

(m)	“Hold Order” and “Hold Orders” have the respective meanings specified in Article 2(a) of this Part;

(n)	“Maximum Rate” with respect to any Dividend Period means the Bankers’ Acceptance Rate plus 0.40%;

(o)	“Order” and “Orders” have the respective meanings specified in Article 2(a) of this Part;

(p)	“Potential Holder” means any person, including any Existing Holder, (i) who has executed a Purchaser’s Letter and delivered or caused to be delivered such Purchaser’s Letter to the Trust Company and (ii) who may be interested in acquiring Series 3 Preference Shares (or, in the case of an Existing Holder, additional Series 3 Preference Shares);

(q)	“Purchaser’s Letter” means a letter addressed to the Trust Company and a Dealer in which a person agrees, among other things, to be bound by the procedures set forth in this Part in the event such person participates in an Auction;

(r)	“Remaining Shares” has the meaning specified in paragraph (iv) of Article 5(a) of this Part;

(s)	“Sell Order” and “Sell Orders” have the respective meanings specified in Article 2(a) of this Part;

(t)	“Submission Deadline” means 11:00 a.m., Toronto time, on any Auction Date or such later time on any Auction Date, as specified by the Trust Company from time to time, by which Dealers are required to submit Orders to the Trust Company;

(u)	“Submitted Bid” and “Submitted Bids” have the respective meanings specified in Article 4(a) of this Part;

(v)	“Submitted Hold Order” and “Submitted Hold Orders” have the respective meanings specified in Article 4(a) of this Part;

(w)	“Submitted Order” and “Submitted Orders” have the respective meanings specified in Article 4(a) of this Part;

(x)	“Submitted Sell Order” and “Submitted Sell Orders” have the respective meanings specified in Article 4(a) of this Part;

(y)	“Sufficient Clearing Bids” has the meaning specified in Article 4(a) of this Part;

(z)	“Trust Company” means Royal Trust Corporation of Canada or any successor trust company or other person entering into a Trust Company Agreement with the Corporation in respect of the Series 3 Preference Shares;

(aa)	“Trust Company Agreement” means an agreement made between the Trust Company and the Corporation which provides, among other things, that the Trust Company will follow the procedures set forth in this Part for the purposes of determining the Current Dividend Rate for the Series 3 Preference Shares so long as the Current Dividend Rate is to be based on the results of an Auction; and

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(bb)	“Winning Bid Rate” is the rate per annum determined in accordance with Article 4(a) of this Part.

2.	Orders by Existing Holders and Potential Holders

(a)	Prior to the Submission Deadline on each Auction Date:

(i)	each Existing Holder may submit to a Dealer information as to the number of Series 3 Preference Shares, if any, held by such Existing Holder which such Existing Holder:

(A)	desires to continue to hold without regard to the Current Dividend Rate for the next succeeding Dividend Period; and/or

(B)	desires to continue to hold, provided that the Current Dividend Rate for the next succeeding Dividend Period shall not be less than the rate per annum specified by such Existing Holder; and/or

(C)	offers to sell without regard to the Current Dividend Rate for the next succeeding Dividend Period;

           and

(ii)	Potential Holders may submit to a Dealer offers to purchase Series 3 Preference Shares, provided that the Current Dividend Rate for the next succeeding Dividend Period shall not be less than the rate per annum specified by such Potential Holder.

The communication to a Dealer of the information referred to in this Article 2(a) is an “Order” and, collectively, are “Orders”, and each Existing Holder and each Potential Holder placing an Order is a “Bidder” and, collectively, are “Bidders”; an Order containing the information referred to in subparagraph (i) (A) of this Article 2(a) is a “Hold Order” and, collectively, are “Hold Orders”; an Order containing the information referred to in subparagraph (i)(B) or paragraph (ii) of this Article 2(a) is a “Bid” and, collectively, are “Bids”; and an Order containing the information referred to in subparagraph (i)(c) of this Article 2(a) is a “Sell Order” and, collectively, are “Sell Orders”.

(b)

(i)	A Bid by an Existing Holder shall constitute an irrevocable offer to sell:

(A)	the number of Series 3 Preference Shares specified in such Bid if the Winning Bid Rate determined on such Auction Date is less than the rate specified in such Bid; or

(B)	the specified number of Series 3 Preference Shares or a lesser number to be determined as set forth in paragraph (iv) of Article 5(a) of this Part if the Winning Bid Rate determined on such Auction Date is equal to the rate specified in such Bid: or

(C)	the number of Series 3 Preference Shares specified in such Bid if the rate specified in such Bid is higher than the Maximum Rate and Sufficient Clearing Bids do exist; or

(D)	a lesser number of Series 3 Preference Shares to be determined as set forth in paragraph (iii) of Article 5(b) of this Part if the rate specified in such Bid is higher than the Maximum Rate and Sufficient Clearing Bids do not exist.

(ii)	A Sell Order by an Existing Holder shall constitute an irrevocable offer to sell:

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(A)	the number of Series 3 Preference Shares specified in such Sell Order; or

(B)	a lesser number of Series 3 Preference Shares to be determined as set forth in paragraph (iii) of Article 5(b) of this Part if Sufficient Clearing bids do not exist.

(iii)	A Bid by a Potential Holder shall constitute an irrevocable offer to purchase:

(A)	the number of Series 3 Preference Shares specified in such Bid if the Winning Bid Rate determined on the applicable Auction Date is higher than the rate specified in such Bid; or

(B)	the specified number or a lesser number of Series 3 Preference Shares to be determined as set forth in paragraph (v) of Article 5(a) of this Part if the Winning Bid Rate determined on such Auction Date is equal to the rate specified in such Bid; or

(C)	the specified number of Series 3 Preference Shares if the rate specified in such Bid is equal to or lower than the Maximum Rate and Sufficient Clearing Bids do not exist.

3.	Submission of Orders by Dealers to the Trust Company

(a)	Each dealer shall submit to the Trust Company in writing in accordance with its Dealer Agreement prior to the Submission Deadline on each Auction Date all Orders obtained by such Dealer and specifying with respect to each Order:

(i)	the name of the Bidder placing such Order;

(ii)	the aggregate number of Series 3 Preference Shares that are the subject of the Order;

(iii)	to the extent that the Bidder is an Existing Holder, the number of Series 3 Preference Shares, if any, subject to any;

(A)	Hold Order placed by such Existing Holder;

(B)	Bid placed by such Existing Holder and the rate specified in such Bid; and/or

(C)	Sell Order placed by such Existing Holder; and

(iv)	to the extent the Bidder is a Potential Holder, the rate specified in such Bid of such potential Holder.

(b)	If any rate specified in any Bid contains more than three figures to the right of the decimal point, the Trust Company shall round such rate up to the next highest one thousandth of one percent.

(c)	If for any reason an Order or Orders covering in the aggregate all the Series 3 Preference Shares held by any Existing Holder is not submitted to the Trust Company prior to the Submission Deadline, the Trust Company shall deem a Hold Order to have been submitted on behalf of such Existing Holder covering the number of Series 3 Preference Shares held by such Existing Holder and not subject to Orders submitted to the Trust Company.

(d)	If one or more Orders covering in the aggregate more than the number of Series 3 Preference Shares held by any Existing Holder are submitted to the Trust Company, such Orders shall be considered valid as follows and in the following order of priority;

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(i)	all Hold Orders shall be considered valid, but only up to and including, in the aggregate, the number of Series 3 Preference Shares held by such existing Holder, and, solely for purposes of allocating compensation among the Dealers submitting Hold Orders, if the number of Series 3 Preference Shares subject to such Hold Orders exceeds the number of Series 3 Preference Shares held by such Existing Holder, the number of Series 3 Preference Shares subject to each such Hold Order shall be reduced pro rata to cover the number of Series 3 Preference Shares held by such Existing Holder;

(ii)	(A) any Bid shall be considered valid up to and including the excess of the number of Series 3 Preference Shares held by such Existing Holder over the number of Series 3 Preference Shares subject to any Hold Order referred to in paragraph (i) of this Article 3(d), (B) subject to subparagraph (A) hereof, if more than one Bid with the same rate is submitted on behalf of such Existing Holder and the number of Series 3 Preference Shares subject to such Bids is greater than such excess, such Bids shall be considered valid up to the amount of such excess, and, solely for purposes of allocating compensation among the Dealers submitting Bids with the same rate, the number of Series 3 Preference Shares subject to each Bid with the same rate shall be reduced pro rata to cover the number of Series 3 Preference Shares equal to such excess, (C) subject to subparagraph (A) hereof, if more than one Bid with different rates is submitted on behalf of such Existing Holder, such Bids shall be considered valid in the ascending order of their respective rates up to the amount of such excess, and (D) in any event, the number, if any, of such Series 3 Preference Shares subject to Bids not valid under this paragraph (ii) shall be treated as the subject of a Bid by a Potential Holder; and

(iii)	all Sell Orders shall be considered valid but only up to and including in the aggregate the excess of the number of Series 3 Preference Shares held by such Existing Holder over the sum of the Series 3 Preference Shares subject to Hold Orders referred to in paragraph (i) of this Article 3(d) and valid Bids by Existing Holders referred to in paragraph (ii) of this Article 3(d).

(e)	If more than one Bid is submitted on behalf of any Potential Holder, each Bid submitted shall be a separate Bid with the rate therein specified.

4.	Determination of Sufficient Clearing Bids, Winning Bid Rate and Current Dividend Rate

(a)	On the Submission Deadline on each Auction Date, the Trust Company shall assemble all Orders submitted or deemed submitted to it by the Dealers (each such Order as submitted or deemed submitted by a Dealer being individually a “Submitted Hold Order”, a “Submitted Bid” or a “Submitted Sell Order”, as the case may be, or a “Submitted Order” and collectively “Submitted Hold Orders”, “Submitted Bids” or “Submitted Sell Orders”, as the case may be, or “Submitted Orders”) and shall determine:

(i)	the excess of (a) the total number of Series 3 Preference Shares held by Existing Holders issued and outstanding over (b) the number of Series 3 Preference Shares that are the subject of Submitted Hold Orders (such excess being the “Available Shares”);

(ii)	from the Submitted Orders, whether:

(A)	the number of Series 3 Preference Shares that are the subject of Submitted Bids by Potential Holders specifying one or more rates equal to or lower than the Maximum Rate;

exceeds or is equal to the sum of:

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(B)	(I) the number of Series 3 Preference Shares that are the subject of Submitted Bids by Existing Holders specifying one or more rates higher than the Maximum Rate; and

(II) the number of Series 3 Preference Shares that are the subject of Submitted Sell Orders;

(if such excess or equality exists (other than because all of the Series 3 Preference Shares are the subject of Submitted Hold Orders), then such Submitted Bids in subparagraph (A) hereof shall be “Sufficient Clearing Bids”); and

(iii)	if Sufficient Clearing Bids exist, the lowest rate specified in the Submitted Bids which if the Trust Company accepted:

(A)	(I) each Submitted Bid from Existing Holders specifying that lowest rate, and

(II) all other Submitted Bids from Existing Holders specifying lower rates, thus entitling those Existing Holders to continue to hold the Series 3 Preference Shares that are the subject of those Submitted Bids; and

(B)	(I) each Submitted Bid from Potential Holders specifying that lowest rate, and

(II) all other submitted Bids from Potential Holders specifying lower rates, thus entitling those Potential Holders to purchase the Series 3 Preference Shares that are the subject of those Submitted Bids, would result in such Existing Holders described in subparagraph (A) hereof continuing to hold an aggregate number of Series 3 Preference Shares which, when added to the aggregate number of Series 3 Preference Shares to be purchased by such Potential Holders described in subparagraph (B) hereof, would equal not less than the number of Available Shares. This lowest rate is the “Winning Bid Rate”.

(b)	Promptly after the Trust Company has made the determinations pursuant to Article 4(a) of this Part, the Trust Company shall advise the Corporation of the Bankers’ Acceptance Rate and, based on such determinations, of the dividend rate applicable to the Series 3 Preference Shares for the next succeeding Dividend Period (the “Current Dividend Rate”) as follows:

(i)	if Sufficient Clearing Bids exist, that the Current Dividend Rate for the next succeeding Dividend Period shall be equal to the Winning Bid Rate so determined;

(ii)	if Sufficient Clearing Bids do not exist (other than because all of the Series 3 Preference Shares are the subject of Submitted Hold Orders), that the Current Dividend Rate for the next succeeding Dividend Period shall be equal to the Maximum Rate; or

(iii)	if all of the Series 3 Preference Shares are the subject of Submitted Hold Orders that the Current Dividend Rate for the next succeeding Dividend Period shall be equal to 50% of the Bankers’ Acceptance Rate.

5.	Acceptance and Rejection of Submitted Bids and Submitted Sell Orders and Allocation of Shares

                    Based on the determinations made pursuant to Article 4(a) of this Part, the Submitted Bids and Submitted Sell Orders shall be accepted or rejected and the Trust Company shall take such other action as set forth below:

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(a)	If Sufficient Clearing Bids have been made, subject to the provisions of Articles 5(c) and 5(d) of this Part, Submitted Bids and Submitted Sell Orders shall be accepted and rejected in the following order of priority and all other submitted Bids shall be rejected:

(i)	(A) the Submitted Sell Order of each Existing Holder shall be accepted and (B) the Submitted Bid of each Existing Holder specifying any rate that is higher than the Winning Bid Rate shall be rejected, thus requiring each such Existing Holder to sell the Series 3 Preference Shares that are the subject of such Submitted Sell Order and such Submitted Bid;

(ii)	the Submitted Bid of each Existing Holder specifying any rate that is lower than the Winning Bid Rate shall be accepted, thus entitling each such Existing Holder to continue to hold the Series 3 Preference Shares that are the subject of such Submitted Bid;

(iii)	the Submitted Bid of each Potential Holder specifying any rate that is lower than the Winning Bid Rate shall be accepted, thus requiring each such Potential Holder to purchase the Series 3 Preference Shares that are the subject of such Submitted Bid;

(iv)	the Submitted Bid of each Existing Holder specifying a rate that is equal to the Winning Bid Rate shall be accepted, thus entitling each such Existing Holder to continue to hold the Series 3 Preference Shares that are the subject of such Submitted Bid, unless the number of Series 3 Preference Shares subject to all such Submitted Bids is greater than the total number of Available Shares minus the number of Series 3 Preference Shares subject to Submitted Bids described in paragraphs (ii) and (iii) of this Article 5(a) (the “Remaining Shares”). In this event, the Submitted Bids of each such Existing Holder described in this paragraph (iv) shall be rejected and each such Existing Holder shall be required to sell Series 3 Preference Shares, but only in an amount equal to the difference between (A) the number of Series 3 Preference Shares then held by such Existing Holder subject to such Submitted Bid and (B) the number of Series 3 Preference Shares obtained by multiplying (x) the number of Remaining Shares by (y) a fraction, the numerator of which shall be the number of Series 3 Preference Shares held by such Existing Holder subject to such Submitted Bid, and the denominator of which shall be the sum of the number of Series 3 Preference Shares subject to such Submitted Bids made by all such Existing Holders who specified a rate equal to the Winning Bid Rate; and

(v)	the Submitted Bid of each Potential Holder specifying a rate that is equal to the Winning Bid Rate shall be accepted but only in an amount equal to the number of Series 3 Preference Shares obtained by multiplying (A) the difference between the total number of Available Shares and the number of Series 3 Preference Shares subject to Submitted Bids described in paragraphs (ii), (iii) and (iv) of this Article 5(a) by (B) a fraction, the numerator of which shall be the number of Series 3 Preference Shares subject to such Submitted Bid and the denominator of which shall be the sum of the number of Series 3 Preference Shares subject to such Submitted Bids made by all Potential Holders who specified rates equal to the Winning Bid Rate;

(b)	If Sufficient Clearing Bids have not been made (other than because all of the Series 3 Preference Shares are subject to Submitted Hold Orders), subject to the provisions of Articles 5(c) and 5(d) of this Part, Submitted Bids and Submitted Sell Orders shall be accepted or rejected in the following order of priority and all other Submitted Bids shall be rejected:

(i)	the Submitted Bid of each Existing Holder specifying any rate that is equal to or lower than the Maximum Rate shall be accepted, thus entitling that Existing Holder to continue to hold the Series 3 Preference Shares that are the subject of such Submitted Bid;

4GG

(ii)	the Submitted Bid of each Potential Holder specifying any rate that is equal to or lower than the Maximum Rate shall be accepted, thus requiring such Potential Holder to purchase the Series 3 Preference Shares that are the subject of such Submitted Bid; and

(iii)	the Submitted Bid of each Existing Holder specifying any rate that is higher than the Maximum Rate shall be rejected and the Submitted Sell Order of each Existing Holder shall be accepted, in both cases only in an amount equal to the difference between (A) the number of Series 3 Preference Shares then held by such Existing Holder subject to such Submitted Bid or Submitted Sell Order and (B) the number of Series 3 Preference Shares obtained by multiplying (x) the difference between the total number of Available Shares and the aggregate number of Series 3 Preference Shares subject to Submitted Bids described in paragraphs (i) and (ii) of this Article 5(b) by (y) a fraction, the numerator of which shall be the number of Series 3 Preference Shares held by such Existing Holder subject to such Submitted Bid or Submitted Sell Order and the denominator of which shall be the number of Series 3 Preference Shares subject to all such Submitted Bids and Submitted Sell Orders:

(c)	If, as a result of the procedures described in Articles 5(a) or 5(b) of this Part, any Existing Holder would be entitled or required to sell, or any Potential Holder would be entitled or required to purchase, a fraction of a Series 3 Preference Share on any Auction Date, the Trust Company shall, in such manner as it shall determine in its sole discretion, round up or down the number of Series 3 Preference Shares to be purchased or sold by any Existing Holder or Potential Holder on such Auction Date so that the number of shares purchased or sold by each Existing Holder or Potential Holder on such Auction Date so that the number of shares purchased or sold by each Existing Holder or Potential Holder shall be whole Series 3 Preference Shares;

(d)	If, as a result of the procedures described in Article 5(a) of this Part, any Potential Holder would be entitled or required to purchase a fraction of a Series 3 Preference Share on any Auction Date, the Trust Company shall, in such manner as it shall determine in its sole discretion, allocate shares for purchase among Potential Holders so that only whole Series 3 Preference Shares are purchased on such Auction Date by any Potential Holder, even if such allocation results in one or more of such Potential Holders not purchasing Series 3 Preference Shares on such Auction Date; and

(e)	Based on the results of each Auction, the Trust Company shall determine to which Potential Holder or Potential Holders purchasing Series 3 Preference Shares an Existing Holder or Existing Holders shall sell Series 3 Preference Shares being sold by such Existing Holder or Existing Holders.

6.	Miscellaneous

          In the event that there is any inconsistency, ambiguity or uncertainty in the interpretation or application of the procedures set forth in this Part, the Board of Directors of the Corporation (or any person or persons designated by the Board of Directors) may, in such manner as they shall determine in their sole discretion, interpret such procedures in order to deal with any such inconsistency, ambiguity or uncertainty.

7.	Headings of Sections

          The headings of the various sections in this Part are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

4HH

CLASS A PREFERENCE SHARES, SERIES 4 ATTRIBUTES

Number and Designation of
and Rights, Privileges, Restrictions and
Conditions Attaching to the Class A Preference Shares, Series 4

               The fourth series of Class A Preference Shares of the Corporation shall consist of 4,000,000 Class A Preference Shares which shall be designated as Floating Rate Cumulative Redeemable Class A Preference Shares Series 4 (hereinafter referred to as the “Series 4 Preference Shares”) and which, in addition to the rights, privileges, restrictions and conditions attached to the Class A Preference Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1.	Consideration for Issue

               The consideration for the issue of each Series 4 Preference Share shall be $25.00.

2.	Dividends

2.1.	Payment of Dividends

               Except as otherwise herein provided, holders of the Series 4 Preference Shares shall be entitled to receive, and the Corporation shall pay thereon, as and when declared by the Board of Directors of the Corporation, out of monies of the Corporation properly applicable to the payment of dividends, cumulative preferential cash dividends payable quarterly (the “Quarterly Dividends”) on the last day of each of the months of March, June, September and December in each year (the “Dividend Payment Dates”) commencing on December 31, 1984, each such Quarterly Dividend to be equal to the amount obtained when the applicable Quarterly Dividend Rate (as defined in Section 2.2) is multiplied by $25.00.

               In any case where dividends are payable for a period (the “Dividend Payment Period”) that commences on a date other than a Dividend Payment Date, dividends shall be paid in the amount per Series 4 Preference Share obtained when:

(i)	$25.00 multiplied by 70% of the Average Prime Rate for the three calendar months ending on the last day of the calendar month immediately proceeding the month during which the first Dividend Payment date falls after the commencement of such Dividend Payment Period is multiplied by

(ii)	the result obtained when the number of days in such Dividend Payment Period from and including the first day of such Dividend Payment Period to and including the last day of such Dividend Payment Period is divided by 365.

               In any case where dividends are payable in respect of a Series 4 Preference Share for a period (the “Short Payment Period”) that ends on a date other than a Dividend Payment Date, a dividend shall be paid in respect of that Series 4 Preference Share for that Short Payment Period in the amount obtained when

(i)	$25.00 multiplied by 70% of the Average Prime Rate for the period of 90 days ending on a date which is 30 days before the end of such Short Payment Period is multiplied by

(ii)	the result obtained when the number of days in such Short Payment Period is divided by 365.

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               Dividends in respect of each Series 4 Preference Share shall accrue from the date of issue of such Series 4 Preference Share and thereafter shall accrue on a day-to-day basis.

2.2.	Definitions

               Where used in these share provisions, the following terms shall have the following meanings, respectively:

(a)	“Quarterly Dividend Rate” means, in relation to any Dividend Payment Date, one-quarter of 70% of the Average Prime Rate for the three calendar months ending on the last day of the calendar month immediately preceding the month during which such Dividend Payment Date falls;

(b)	“Average Prime Rate” means, for any period, the arithmetic average (rounded to the nearest one-one-hundredth of one percent (0.01%)) of the Average Daily Prime Rate for each day during such period;

(c)	“Average Daily Prime Rate” means, for any day, the arithmetic average (rounded to the nearest one-one-hundredth of one percent (0.01%)) of the Daily Prime Rates of the Banks on such day; provided that, if, on such day, there shall be no Daily Prime Rate for one (but not both) of the Banks, the Average Daily Prime Rate of the other of such Banks and further provided that if, on such day, there shall be no Daily Prime Rate for both of the Banks, the Average Daily Prime Rate for such day shall be 1.65% above the average yields at weekly tender on 91 day Government of Canada Treasury Bills as reported by the Bank of Canada for such day;

(d)	“Daily Prime Rate” means, for either Bank on any day, the annual prime commercial lending rate of interest established and announced as the reference rate of interest used by such Bank on such date to determine the rates of interest on Canadian dollar loans to customers in Canada and designated by such Bank as its prime rate; and

(e)	“Banks” means The Toronto-Dominion Bank and the Bank of Montreal, collectively, and the term “Bank” means one of the Banks.

2.3.	Method of Payment

               Dividends (less any tax required to be withheld by the Corporation) on the Series 4 Preference Shares shall be paid by cheque payable in lawful money of Canada at par at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems desirable. The mailing of such cheque from the Corporation’s registered office, or the principal office in Toronto of the registrar for the Series 4 Preference Shares, or the payment by such other reasonable means as the Corporation deems desirable, on or before the date on which such dividend is to be paid to a holder of Series 4 Preference Shares shall be deemed to be payment of the dividends represented thereby and payable on such date unless the cheque is not paid upon presentation or payment by such other means is not received. Dividends which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Corporation.

2.4.	Cumulative Payment of Dividends

               If on any date on which dividends are to be paid the dividends accrued to such date are not paid in full on all of the Series 4 Preference Shares then outstanding, such dividends, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the directors of the Corporation on which the Corporation shall have sufficient monies properly applicable to the payment of such dividends. The holders of Series 4 Preference Shares shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for.

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3.	Redemption

3.1.	Optional Redemption

               Subject to the provisions of Section 5 hereof, the Corporation may redeem at any time the whole or from time to time any part of the then outstanding Series 4 Preference Shares, on payment for each share to be redeemed of $25.00; together with all accrued and unpaid dividends thereon up to the date fixed for redemption which, for greater certainty, shall include dividends calculated in accordance with Section 2.1 hereof during the period from and including the immediately preceding Dividend Payment Date to but excluding the date fixed for redemption, the whole constituting and hereinafter referred to as the “Redemption Price”.

3.2.	Partial Redemption

               In case a part only of the Series 4 Preference Shares is at any time to be redeemed, the shares so to be redeemed shall be selected by lot or in such other manner as the directors of the Corporation, from time to time, so determine. If a part only of the Series 4 Preference Shares represented by any certificate shall be redeemed, a new certificate representing the balance of such shares shall be issued to the holder thereof at the expense of the Corporation upon presentation and surrender of the first mentioned certificate.

3.3.	Method of Redemption

               In any case of redemption of Series 4 Preference Shares, the Corporation shall not less than 30 days and not more than 60 days before the date specified for redemption send by prepaid mail or deliver to the registered address of each person who at the date of mailing or delivery is a registered holder of Series 4 Preference Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such Series 4 Preference Shares. Accidental failure or omission to give such notice to one or more holders shall not affect the validity of such redemption, but upon such failure or omission being discovered notice shall be given forthwith to such holder or holders and shall have the same force and effect as if given in due time. Such notice shall set out the number of Series 4 Preference Shares held by the person to whom it is addressed which are to be redeemed, the Redemption Price, the date specified for redemption and the place or places within Canada at which holders of Series 4 Preference Shares may present and surrender such shares for redemption. On and after the date so specified for redemption, the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Series 4 Preference Shares to be redeemed the Redemption Price of such shares on presentation and surrender, at the registered office of the Corporation or any other place or places within Canada specified in such notice of redemption, of the certificate or certificates representing the Series 4 Preference Shares called for redemption. Payment in respect of Series 4 Preference Shares being redeemed shall be made by cheque payable to the holders thereof in lawful money of Canada at par at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems desirable. From and after the date specified for redemption in any such notice of redemption, the Series 4 Preference Shares called for redemption shall cease to be entitled to dividends or any other participation in the assets of the Corporation and the holders thereof shall not be entitled to exercise any of their other rights as shareholders in respect thereof unless payment of the Redemption Price shall not be made upon presentation and surrender of the certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right at any time after the mailing or delivery of notice of its intention to redeem Series 4 Preference Shares to deposit the Redemption Price of the Series 4 Preference Shares so called for redemption, or of such of the Series 4 Preference Shares which are represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice or in a subsequent notice to the holders of the shares in respect of which the deposit is made, to be paid without interest to or to the order of the respective holders of Series 4 Preference Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 4 Preference Shares in respect of which such deposit shall have been made shall be deemed to be redeemed and the rights of the holders thereof shall be limited to receiving, without interest, their proportionate part of the amount so deposited upon presentation and surrender of the certificate or certificates representing their Series 4 Preference Shares being redeemed. Any interest allowed on any such deposit shall belong to the Corporation. Redemption monies that are represented by a cheque which has not been

4KK

presented to the Corporation’s bankers for payment or that otherwise remain unclaimed (including monies held on deposit to a special account as provided for above) for a period of six years from the date specified for redemption shall be forfeited to the Corporation.

4.	Purchase for Cancellation

               Subject to the provisions of Section 5 hereof, the Corporation may at any time or from time to time purchase for cancellation all or any part of the outstanding Series 4 Preference Shares in the open market (including purchase through or from an investment dealer or a member of a recognized stock exchange) or by invitation for tenders addressed to all of the holders of record of Series 4 Preference Shares then outstanding, at the lowest price or prices at which, in the opinion of the directors of the Corporation, such shares are then obtainable but not exceeding a price per share equal to the applicable Redemption Price plus costs of purchase. If, in response to an invitation for tenders under the provisions of this Section 4, more Series 4 Preference Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, then the Series 4 Preference Shares to be purchased by the Corporation shall be purchased as nearly as may be pro rata according to the number of shares tendered by each holder who submits a tender to the Corporation, provided that when shares are tendered at different prices, the pro rating shall be effected only with respect to the shares tendered at the price at which more shares were tendered than the Corporation is prepared to purchase after the Corporation has purchased all the shares tendered at lower prices.

5.	Restrictions on Dividends and Retirement of Shares

               So long as any of the Series 4 Preference Shares are outstanding, the Corporation shall not without the approval of the holders of the Series 4 Preference Shares given as hereinafter specified:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Series 4 Preference Shares) on Junior Shares;

(b)	call for redemption, redeem, purchase or otherwise pay off or retire for value, any Junior Shares (except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Series 4 Preference Shares);

(c)	call for redemption, redeem, purchase or otherwise pay off or retire for value less than all of the Series 4 Preference Shares; or

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares from time to time issued, call for redemption, redeem, purchase or otherwise pay off or retire for value any shares ranking as to capital on a parity with the Series 4 Preference Shares, unless, in each such case, all dividends then payable on the Series 4 Preference Shares then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Series 4 Preference Shares accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon shall have been declared and paid or set apart for payment.

6.	Voting Rights

               The holders of the Series 4 Preference Shares shall not be entitled (except as specifically provided by law or as otherwise provided herein) to receive notice of or to attend or to vote at any meetings of shareholders of the Corporation unless and until the Corporation from time to time shall fail to pay in the aggregate eight Quarterly Dividends on the Series 4 Preference Shares on the dates on which the same should be paid according to the terms hereof whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends. Thereafter, but only so long as any dividends on the Series 4 Preference Shares remain in arrears, the holders of the Series 4 Preference Shares shall be

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entitled to receive notice of and to attend all meetings of shareholders of the Corporation at which directors are to be elected, other than any meetings of the holders of any other class or series of shares of the Corporation held separately as a class or series, and to vote at any such meeting on the basis of one vote for each Series 4 Preference Share held: provided that, when entitled to vote in the election of directors, holders of Series 4 Preference Shares shall vote together with holders of Class A Limited Voting Shares in the election of one-half of the board of directors.

7.	Liquidation, Dissolution or Winding Up

               In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Series 4 Preference Shares shall be entitled to receive from the assets of the Corporation a sum equal to $25.00 per Series 4 Preference Share held by them respectively, plus an amount equal to all accrued and unpaid dividends thereon up to the date of payment which, for greater certainty, shall include dividends calculated in accordance with Section 2.1 during the period from and including the immediately preceding Dividend Payment Date to but excluding the date of payment, before any amount shall be paid to, or assets of the Corporation distributed amongst the holders of any other shares of the Corporation ranking as to capital junior to the Series 4 Preference Shares. After payment to the holders of the Series 4 Preference Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the assets of the Corporation.

8.	Interpretation

               In the event that any date on which any dividend on the Series 4 Preference Shares is payable by the Corporation, or on or by which any other action is required to be taken by the Corporation hereunder, is not a Business Day, then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a Business Day.

               For the purposes of these share provisions:

(a)	“Business Day” means a day other than a Saturday, a Sunday or any other day that is treated as a statutory holiday in the jurisdiction in which the Corporation’s registered office is located;

(b)	“Junior Share” means a share of the Corporation ranking as to capital or dividends junior to the Series 4 Preference Shares; and

(c)	“ranking as to capital” means ranking with respect to the distribution of assets in the event of a liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

9.	Mail Service Interruption

               If the directors of the Corporation determine that mail service is or is threatened to be interrupted at the time when the Corporation is required or elects to give any notice hereunder, or is required to send any cheque or any share certificate to the holder of any Series 4 Preference Share, whether in connection with the redemption of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

(a)	give such notice by publication thereof once in a daily English language newspaper of general circulation published in each of Vancouver, Calgary, Winnipeg, Toronto, Montreal and Halifax, and once in a daily French language newspaper published in Montreal and such notice shall be deemed to have been validly given on the day next succeeding its publication in all of such cities; and

(b)	fulfil the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such holder in the cities of Vancouver, Calgary, Winnipeg, Toronto, Montreal and Halifax, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of

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such arrangement shall have been given as provided in (a) above, provided that as soon as the directors of the Corporation determine that mail service is no longer interrupted or threatened to be interrupted such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by mail as herein provided. In the event that the Corporation is required to mail such share certificate, such mailing shall be made by prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such certificate.

10.	Amendment

               The rights, privileges, restrictions and conditions attached to the Series 4 Preference Shares may be added to, changed or removed by Articles of Amendment but only with the prior approval of the holders of the Series 4 Preference Shares given as hereinafter specified in addition to any vote or authorization required by law.

11.   Approval of Holders of Series 4 Preference Shares

               Any approval of the holders of the Series 4 Preference Shares with respect to any and all matters referred to herein or of any other matter requiring the consent of the holders of the Series 4 Preference Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of outstanding Series 4 Preference Shares or passed by the affirmative vote of at least 66 2/3% of the votes cast by the holders of Series 4 Preference Shares who voted in respect of that resolution at a meeting of the holders of the Series 4 Preference Shares duly called for that purpose. The quorum requirement for, the proxy rules applicable to, the formalities to be observed in respect of the giving of notice of, and the formalities to be observed in respect of the conduct of, any such meeting or any adjourned meeting shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders, or if not so prescribed, as required by the Business Corporations Act (Ontario). On every poll taken at every meeting of holders of Series 4 Preference Shares, each holder of Series 4 Preference Shares entitled to vote thereat shall have one vote in respect of each $25.00 of the issue price of each Series 4 Preference Share held.

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CLASS A PREFERENCE SHARES, SERIES 5 ATTRIBUTES

Number and Designation of
and Rights, Privileges, Restrictions and
Conditions Attaching to the Class A Preference Shares, Series 5

               The fifth series of Class A Preference Shares of the Corporation shall consist of 2,600,000 Class A Preference Shares which shall be designated as Floating Rate Cumulative Redeemable Class A Preference Shares Series 5 (hereinafter referred to as the “Series 5 Preference Shares”) and which, in addition to the rights, privileges, restrictions and conditions attached to the Class A Preference Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1.	Consideration for Issue

               The consideration for the issue of each Series 5 Preference Share shall be $25.00.

2.	Dividends

2.1.	Payment of Dividends

               Except as otherwise herein provided, holders of the Series 5 Preference Shares shall be entitled to receive, and the Corporation shall pay thereon, as and when declared by the Board of Directors of the Corporation, out of monies of the Corporation properly applicable to the payment of dividends, cumulative preferential cash dividends payable quarterly (the “Quarterly Dividends”) on the last day of each of the months of March, June, September and December in each year (the “Dividend Payment Dates”) commencing on September 30, 1985, each such Quarterly Dividend to be equal to the amount obtained when the applicable Quarterly Dividend Rate (as defined in Section 2.2) is multiplied by $25.00.

               In any case where dividends are payable in respect of a Series 5 Preference Share for a period (the “Short Payment Period”) that ends on a date other than a Dividend Payment Date, a dividend shall be paid in respect of that Series 5 Preference Share in the amount obtained when:

(i)	$25.00 multiplied by 65% of the Average Prime Rate for the period of 90 days ending on a date which is 30 days before the end of such Short Payment Period is multiplied by

(ii)	the result obtained when the number of days in such Short Payment Period is divided by 365.

Dividends in respect of each Series 5 Preference Share shall accrue from the date of issue of such Series 5 Preference Share and thereafter shall accrue on a day-to-day basis.

2.2.	Definitions

               Where used in these share provisions, the following terms shall have the following meanings, respectively:

(a)	“Quarterly Dividend Rate” means, in relation to any Dividend Payment Date, one-quarter of 65% of the Average Prime Rate for the three calendar months ending on the last day of the calendar month immediately preceding the month during which such Dividend Payment Date falls;

(b)	“Average Prime Rate” means, for any period, the arithmetic average (rounded to the nearest one-one- hundredth of one percent (0.01%)) of the Prime Rate for each day during such period;

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(c)	“Prime Rate” means, for any day, the annual prime commercial lending rate of interest established and announced by the Bank as the reference rate of interest used by the Bank on such date to determine the rates of interest on Canadian dollar loans to customers in Canada and designated by the Bank as its prime rate; provided that if, on such day, there shall be no Prime Rate for the Bank, the Prime Rate for such day shall be the Prime Rate of any other bank chosen by the Corporation which has such a rate on such day provided that such bank is listed in Schedule A of the Bank Act (Canada); and

(d)	“Bank” means Canadian Imperial Bank of Commerce.

2.3.	Method of Payment

               Dividends (less any tax required to be withheld by the Corporation) on the Series 5 Preference Shares shall be paid by cheque payable in lawful money of Canada at par at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems desirable. The mailing of such cheque from the Corporation’s registered office, or the principal office in Toronto of the registrar for the Series 5 Preference Shares, or the payment by such other reasonable means as the Corporation deems desirable, on or before the date on which such dividend is to be paid to a holder of Series 5 Preference Shares shall be deemed to be payment of the dividends represented thereby and payable on such date unless the cheque is not paid upon presentation or payment by such other means is not received. Dividends which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Corporation.

2.4.	Cumulative Payment of Dividends

               If on any date on which dividends are to be paid the dividends accrued to such date are not paid in full on all of the Series 5 Preference Shares then outstanding, such dividends, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the directors of the Corporation on which the Corporation shall have sufficient monies properly applicable to the payment of such dividends. The holders of Series 5 Preference Shares shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for.

3.	Redemption

3.1.	Optional Redemption

               The Corporation may redeem the Series 5 Preference Shares or any of them at any time or from time to time on payment for each share to be redeemed of $25.00 together with all accrued and unpaid dividends thereon up to the date fixed for redemption which, for greater certainty, shall include dividends calculated in accordance with Section 2.1 hereof during the period from and including the immediately preceding Dividend Payment Date to but excluding the date fixed for redemption, the whole constituting and hereinafter referred to as the “Redemption Price”.

3.2.	Partial Redemption

               In case a part only of the Series 5 Preference Shares is at any time to be redeemed, the shares so to be redeemed shall be selected by lot or in such other manner as the directors of the Corporation, from time to time so determine. If a part only of the Series 5 Preference Shares represented by any certificate shall be redeemed, a new certificate representing the balance of such shares shall be issued to the holder thereof at the expense of the Corporation upon presentation and surrender of the first mentioned certificate.

3.3.	Method of Redemption

               In any case of redemption of Series 5 Preference Shares, the Corporation shall not less than 30 days and not more than 60 days before the date specified for redemption send by prepaid mail or deliver to the registered address of each person who at the date of mailing or delivery is a registered holder of Series 5 Preference Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such Series 5 Preference Shares. Accidental

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failure or omission to give such notice to one or more holders shall not affect the validity of such redemption, but upon such failure or omission being discovered notice shall be given forthwith to such holder or holders and shall have the same force and effect as if given in due time. Such notice shall set out the number of Series 5 Preference Shares held by the person to whom it is addressed which are to be redeemed, the Redemption Price, the date specified for redemption and the place or places within Canada at which holders of Series 5 Preference Shares may present and surrender such shares for redemption. On and after the date so specified for redemption, the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Series 5 Preference Shares to be redeemed the Redemption Price of such shares on presentation and surrender, at the registered office of the Corporation or any other place or places within Canada specified in such notice of redemption, of the certificate or certificates representing the Series 5 Preference Shares called for redemption. Payment in respect of Series 5 Preference Shares being redeemed shall be made by cheque payable to the holders thereof in lawful money of Canada at par at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems desirable. From and after the date specified for redemption in any such notice of redemption, the Series 5 Preference Shares called for redemption shall cease to be entitled to dividends or any other participation in the assets of the Corporation and the holders thereof shall not be entitled to exercise any of their other rights as shareholders in respect thereof unless payment of the Redemption Price shall not be made upon presentation and surrender of the certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right at any time after the mailing or delivery of notice of its intention to redeem Series 5 Preference Shares to deposit the Redemption Price of the Series 5 Preference Shares so called for redemption, or of such of the Series 5 Preference Shares which are represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice or in a subsequent notice to the holders of the shares in respect of which the deposit is made, to be paid without interest to or to the order of the respective holders of Series 5 Preference Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 5 Preference Shares in respect of which such deposit shall have been made shall be deemed to be redeemed and the rights of the holders thereof shall be limited to receiving, without interest, their proportionate part of the amount so deposited upon presentation and surrender of the certificate or certificates representing their Series 5 Preference Shares being redeemed. Any interest allowed on any such deposit shall belong to the Corporation. Redemption monies that are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed (including monies held on deposit to a special account as provided for above) for a period of six years from the date specified for redemption shall be forfeited to the Corporation.

4.	Purchase for Cancellation

               Subject to the provisions of Section 6 hereof, the Corporation may at any time or from time to time purchase for cancellation all or any part of the outstanding Series 5 Preference Shares in the open market (including purchase through or from an investment dealer or a member of a recognized stock exchange) or by invitation for tenders addressed to all of the holders of record of Series 5 Preference Shares then outstanding, at the lowest price or prices at which, in the opinion of the directors of the Corporation, such shares are then obtainable but not exceeding a price per share of $25.00, together with accrued and unpaid dividends thereon up to the date of purchase which, for greater certainty, shall include dividends calculated in accordance with Section 2.1 hereof during the period from and including the immediately preceding Dividend Payment Date to but excluding the date of purchase plus costs of purchase. If, in response to an invitation for tenders under the provisions of this Section 4, more Series 5 Preference Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, then the Series 5 Preference Shares to be purchased by the corporation shall be purchased as nearly as may be pro rata according to the number of shares tendered by each holder who submits a tender to the Corporation, provided that when shares are tendered at different prices, the pro rating shall be effected only with respect to the shares tendered at the price at which more shares were tendered than the Corporation is prepared to purchase after the Corporation has purchased all the shares tendered at lower prices.

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5.	Retraction at the Option of the Holder

5.1.	Right to Require Redemption

               Subject as hereinafter provided, a holder of Series 5 Preference Shares shall be entitled to require the Corporation to redeem on December 1, 1986 and on any March 1, June 1, September 1 and December 1 thereafter (a “Retraction Date”) any or all of the Series 5 Preference Shares registered in his name at a price per share equal to $25.00 together with an amount equal to all accrued and unpaid dividends thereon to but excluding the Retraction Date (the whole constituting and being herein referred to as the “Retraction Price”).

5.2.	Retraction Procedure

               Each holder of Series 5 Preference Shares who desires to have the Corporation redeem any or all of the Series 5 Preference Shares registered in his name must, not less than 15 days prior to a Retraction Date, present and surrender to the transfer agent (the “Transfer Agent”) for the Series 5 Preference Shares, the certificate or certificates representing the Series 5 Preference Shares which the holder wishes to have the Corporation redeem, which certificates shall be accompanied by a duly dated, completed and signed election form provided by or on behalf of the Corporation for this purpose, specifying the number of Series 5 Preference Shares represented by such certificate that are to be redeemed by the Corporation on the Retraction Date. Upon such presentation and surrender of Series 5 Preference Shares, the Corporation may, at its option, elect, in lieu of redeeming such shares, to arrange for their purchase by a person designated by the Corporation as hereinafter provided in this Section 5. Such presentation and surrender of Series 5 Preference Shares for redemption shall be irrevocable by the holder except with respect to those Series 5 Preference Shares which are not redeemed by the Corporation on the applicable Retraction Date or are not redeemed by the Corporation on the applicable Retraction Date or are not then purchased by a person designated by the Corporation as hereinafter provided in this Section 5.

               If the Corporation elects to arrange for the purchase of any Series 5 Preference Shares which have been tendered for redemption on any Retraction Date (hereinafter called “Shares Available for Purchase”), it shall, prior to the Retraction Date, deliver to the Transfer Agent a commitment letter (a “commitment”) obligating a party designated by the Corporation (the “Purchaser”) to purchase from holders of Shares Available for Purchase all or some of the Shares Available for Purchase. If the number of shares to be purchased on Retraction Date by the Purchaser as specified in a commitment is less than all the Shares Available for Purchase on such Retraction Date, any purchase by the Purchaser of Series 5 Preference Shares shall be as nearly as may be pro rata (disregarding fractions) in proportion to the number of Series 5 Preference Shares held by the holders respectively which comprise the Shares Available for Purchase. The Shares Available for Purchase which are specified in a commitment to be purchased by the Purchaser on a Retraction Date as aforesaid are herein referred to as the “Purchased Shares”. Payment of the Purchase Price by the Purchaser for the Purchased Shares shall be made by the delivery to the Transfer Agent on or prior to the applicable Retraction Date of one or more bank drafts payable to the Transfer Agent. Upon such delivery, the Corporation shall cause the Transfer Agent to transfer the Purchased Shares to the Purchaser, to note on the share records for the Series 5 Preference Shares the right of the Purchaser or its assigns to receive all dividends on the Purchased Shares declared but unpaid as of the applicable Retraction Date, to deliver to the Purchaser certificates for the Purchased Shares duly registered in the name of the Purchaser or as the Purchaser may direct and to pay the Purchaser Price of the purchased Shares to the holders of Series 5 Preference Shares which have been purchased in the manner, mutatis mutandis, in which payment is made by the Corporation for Series 5 Preference Shares redeemed by the Corporation pursuant to this Section 5.

               The Corporation shall, on the applicable Retraction Date, redeem, at a price per Series 5 Preference Share equal to the Retraction Price, the Series 5 Preference Shares in respect of which the certificates have been surrendered for redemption in accordance with the provisions of this Section 5 and which have not been purchased by the Purchaser in accordance with the provisions of this Section 5. Payment of the Retraction Price may be made by cheque of the Corporation or by any other reasonable means the Corporation deems desirable and such payment of the Retraction Price shall be a full and complete discharge of the Corporation’s obligation to pay the Retraction Price owed to the holders of the Series 5 Preference Shares so presented and surrendered for redemption. Subject as hereinafter provided, the Series 5 Preference Shares so presented and surrendered for redemption and not purchased by the

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Purchaser shall be and be deemed to be redeemed on the applicable Retraction Date. From and after the applicable Retraction Date, a holder of any Series 5 Preference Shares presented and surrendered for redemption and not purchased by the Purchaser shall not be entitled to dividends or to exercise any of the rights of a holder of Series 5 Preference Shares in respect thereof except the right to receive the Retraction Price, provided that if payment of the Retraction Price is not duly made by or on behalf of the Corporation in accordance with the provisions hereof, then the rights of such holder shall remain unaffected. Notwithstanding the foregoing and for greater certainty, the Corporation shall have no obligation to redeem on a Retraction Date any Purchased Shares which are purchased by the Purchaser in accordance with the provisions of this Section 5.

               If part only of the Series 5 Preference Shares represented by any certificate are redeemed or purchased as aforesaid, a new certificate for the balance of such shares shall be issued at the expense of the Corporation.

5.3.	Retraction Subject to Applicable Law

               If the Corporation is unable by reason of the provisions of the Business Corporations Act (Ontario) or its Articles or other applicable law to redeem all Series 5 Preference Shares duly presented and surrendered to the Corporation for redemption on any Retraction Date and which are not Purchased Shares, it will redeem such number thereof (rounded to the next lower multiple of $1,000 shares) as it is then permitted to redeem, which shall be selected as nearly as may be pro rata (disregarding fractions) in proportion to the total number of Series 5 Preference Shares so presented and surrendered for redemption by each holder thereof and which are not Purchased Shares. If all Series 5 Preference Shares duly presented and surrendered to the Corporation for redemption on any Retraction Date are not redeemed or purchased as aforesaid on such date, the Corporation shall continue to hold the Series 5 Preference Shares not so redeemed or purchased and shall, as soon as possible thereafter, give to each holder thereof a notice stating:

(i)	the number of Series 5 Preference Shares of such holder then held by the Corporation;

(ii)	the intention of the Corporation to redeem on each Retraction Date thereafter, that number of the Series 5 Preference Shares presented and surrendered to the Corporation for redemption on a Retraction Date and not theretofore redeemed, purchased or withdrawn as the Corporation is then permitted to redeem; and

(iii)	the right of such holder to require the Corporation to return to him all or any part of his Series 5 Preference Shares held by the Corporation, with the result that the obligation of the Corporation to redeem the shares so returned shall cease.

               Thereafter on each Retraction Date, to the extent it is permitted to do so by the Business Corporations Act (Ontario) and by its Articles and by other applicable law, the Corporation shall redeem such number (rounded, except for the final redemption of any number of shares less than 1,000, to the next lower multiple of 1,000 shares) of the Series 5 Preference Shares presented and surrendered to the Corporation for redemption on a Retraction Date and not theretofore redeemed, purchased or withdrawn as the Board of Directors of the Corporation determines the Corporation is permitted to redeem on such Retraction Date until all such Series 5 Preference Shares have been so redeemed. The Series 5 Preference Shares redeemed on any Retraction Date shall be selected as nearly as may be pro rata (disregarding fractions) in the manner aforesaid. Payment of the Retraction Price therefore shall be made as aforesaid and shall be accompanied by a statement addressed to the holder of Series 5 Preference Shares to be redeemed setting out the number of shares so redeemed and the number then held by the Corporation. Upon such payment, the Series 5 Preference Shares to be redeemed shall then be and be deemed to be redeemed and such holder shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of a shareholder in respect thereof. Except as otherwise provided herein, a holder of Series 5 Preference Shares presented and surrendered to the Corporation for redemption on a Retraction Date which are not so redeemed shall continue to be entitled to exercise all of the rights of a shareholder in respect of such Series 5 Preference Shares and to receive dividends thereon until such shares are redeemed except that, in order to obtain possession of the share certificate or certificates representing such Series 5 Preference Shares, a holder thereof must give 10 days’ prior written notice to the Corporation (given not less than 20 days prior to any Dividend Payment Date) requiring the Corporation to return to him any or all said Series 5 Preference Shares held by the Corporation. Upon receipt of such written notice, the Corporation shall promptly send to such holder a share certificate

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or share certificates for that number of Series 5 Preference Shares which such holder has requested the Corporation to return and thereupon the Corporation shall cease to have any obligation to redeem any such shares under this Section 5.

6.	Restrictions on Dividends and Retirement of Shares

               So long as any of the Series 5 Preference Shares are outstanding, the Corporation shall not, without the approval of the holders of the Series 5 Preference Shares given as hereinafter specified:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Series 5 Preference Shares) on Junior Shares;

(b)	call for redemption, redeem, purchase or otherwise pay off or retire for value, any Junior Shares (except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Series 5 Preference Shares);

(c)	call for redemption, redeem, purchase or otherwise pay off or retire for value less than all of the Series 5 Preference Shares; or

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares from time to time issued, call for redemption, redeem, purchase or otherwise pay off or retire for value any shares ranking as to capital on a parity with the Series 5 Preference Shares, unless, in each such case, all dividends then payable on the Series 5 Preference Shares then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Series 5 Preference Shares accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon shall have been declared and paid or set apart for payment.

7.	Creation or Issue of Additional Shares

               So long as any of the Series 5 Preference Shares are outstanding, the Corporation shall not, without the prior approval of the holders of the Series 5 Preference Shares given as hereinafter specified, create or issue any shares ranking as to capital or dividends prior to or on a parity with the Series 5 Preference Shares; provided, however, that the Corporation may without such approval issue additional series of Class A Preference Shares if all dividends then payable on the Series 5 Preference Shares then outstanding and on all other shares of the Corporation ranking as to dividends prior to or on a parity with the Series 5 Preference Shares accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon shall have been declared and paid or set apart for payment.

8.	Voting Rights

               The holders of the Series 5 Preference Shares shall not be entitled (except as specifically provided by law or as otherwise provided herein) to receive notice of or to attend or to vote at any meetings of shareholders of the Corporation unless and until the Corporation from time to time shall fail to pay in the aggregate eight Quarterly Dividends on the Series 5 Preference Shares on the dates on which the same should be paid according to the terms hereof whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends. Thereafter, but only so long as any dividends on the Series 5 Preference Shares remain in arrears, the holders of the Series 5 Preference Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation at which directors are to be elected, other than any meetings of the holders of any other class or series of shares of the Corporation held separately as a class or series, and to vote at any such meeting and to one vote for each Series 5 Preference Share held; provided that when entitled to vote in the election of directors, holders of Series 5 Preference Shares shall vote together with holders of Class A Limited Voting Shares in the election of one-half of the board of directors.

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9.	Liquidation, Dissolution or Winding Up

               In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Series 5 Preference Shares shall be entitled to receive from the assets of the Corporation a sum equal to $25.00 per Series 5 Preference Share held by them respectively, plus an amount equal to all accrued and unpaid dividends thereon up to the date of payment which, for greater certainty, shall include dividends calculated in accordance with Section 2.1 during the period from and including the immediately preceding Dividend Payment Date to but excluding the date of payment before any amount shall be paid to, or assets of the Corporation distributed amongst the holders of any other shares of the Corporation ranking as to capital junior to the Series 5 Preference Shares. After payment to the holders of the Series 5 Preference Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the assets of the Corporation.

10.	Interpretation

               In the event that any date on which any dividend on the Series 5 Preference Shares is payable by the Corporation, or on or by which any other action is required to be taken by the Corporation hereunder, is not a Business Day, then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a Business Day.

               For the purposes of these share provisions:

(a)	“Business Day” means a day other than a Saturday, a Sunday or any other day that is treated as a statutory holiday in the jurisdiction in which the Corporation’s registered office is located;

(b)	“Junior Share” means a share of the Corporation ranking as to capital or dividends junior to the Series 5 Preference Shares; and

(c)	“ranking as to capital” means ranking with respect to the distribution of assets in the event of a liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

11.	Mail Service Interruption

               If the directors of the Corporation determine that mail service is or is threatened to be interrupted at the time when the Corporation is required or elects to give any notice hereunder, or is required to send any cheque or any share certificate to the holder of any Series 5 Preference Share, whether in connection with the redemption of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

(a)	give such notice by publication thereof once in a daily English language newspaper of general circulation published in each of Vancouver, Calgary, Winnipeg, Toronto, Montreal and Halifax, and once in a daily French language newspaper published in Montreal and such notice shall be deemed to have been validly given on the day next succeeding its publication in all of such cities; and

(b)	fulfil the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such holder by the transfer agent for the Series 5 Preference Shares at its principal offices in the cities of Vancouver, Calgary, Winnipeg, Toronto, Montreal and Halifax, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the directors of the Corporation determine that mail service is no longer interrupted or threatened to be interrupted such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by mail as herein provided. In the event that the Corporation is required to mail such share certificate, such mailing shall be made

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by prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such certificate.

12.	Amendment

               The rights, privileges, restrictions and conditions attached to the Series 5 Preference Shares may be added to, changed or removed by Articles of Amendment but only with the prior approval of the holders of the Series 5 Preference Shares given as hereinafter specified in addition to any vote or authorization required by law.

13.	Approval of Holders of Series 5 Preference Shares

               Any approval of the holders of the Series 5 Preference Shares with respect to any and all matters referred to herein or of any other matter requiring the consent of the holders of the Series 5 Preference Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of outstanding Series 5 Preference Shares or passed by the affirmative vote of at least 66 2/3% of the votes cast by the holders of Series 5 Preference Shares who voted in respect of that resolution at a meeting of the holders of the Series 5 Preference Shares duly called for that purpose. The quorum requirement for, the proxy rules applicable to, the formalities to be observed in respect of the giving of notice of, and the formalities to be observed in respect of the conduct of, any such meeting or any adjourned meeting shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders, or if not so prescribed, as required by the Business Corporations Act (Ontario). On every poll taken at every meeting of holders of Series 5 Preference Shares, each holder of Series 5 Preference Shares entitled to vote thereat shall have one vote in respect of each $25.00 of the issue price of each Series 5 Preference Share held.

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CLASS A PREFERENCE SHARES, SERIES 6 ATTRIBUTES

Number and Designation of
and Rights, Privileges, Restrictions and
Conditions Attaching to the Class A Preference Shares, Series 6

          The sixth series of Class A Preference Shares of the Corporation shall consist of 111,633 Class A Preference Shares which shall be designated as $1.875 Cumulative Redeemable Class A Preference Shares Series 6 (hereinafter referred to as the “Series 6 Preference Shares”) and which, in addition to the rights, privileges, restrictions and conditions attached to the Class A Preference Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1.	Consideration for Issue

     The consideration for the issue of each Series 6 Preference Share shall be $25.00.

2.	Dividends

2.1.	Payment of Dividends

The holders of the Series 6 Preference Shares shall be entitled to receive, and the Corporation shall pay thereon, as and when declared by the Board of Directors of the Corporation, out of monies of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends at the rate of $1.875 per share per annum payable quarterly in equal quarterly amounts in lawful money of Canada, on the last day of each of the months of March, June, September and December in each year (the “Dividend Payment Dates”) the first Dividend Payment Date to be September 30, 1986. Dividends on the Series 6 Preference Shares shall accrue on a day-to-day basis from their respective dates of issue thereof.

          The amount of the dividend for any period which is less than a full quarter with respect to any Series 6 Preference Share:

(i)	which is issued, redeemed or purchased; or

(ii)	where assets of the Corporation are distributed to the holders of the Series 6 Preference Shares pursuant to Section 7 hereof;

shall be equal to the amount calculated by multiplying $1.875 by a fraction of which the numerator is the number of days in such quarter that such share has been outstanding and the denominator is the number of days in the calendar year in which the quarter ends.

2.2.	Method of Payment

          Dividends (less any tax required to be withheld by the Corporation) on the Series 6 Preference Shares shall be paid by cheque payable in lawful money of Canada at par at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems desirable. The mailing of such cheque from the Corporation’s registered office, or the principal office in Toronto of the registrar for the Series 6 Preference Shares, or the payment by such other reasonable means as the Corporation deems desirable, on or before the date on which such dividend is to be paid to a holder of Series 6 Preference Shares shall be deemed to be payment of the dividends represented thereby and payable on such date unless the cheque is not paid upon presentation or payment by such other means is not received. Dividends which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Corporation.

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2.3.	Cumulative Payment of Dividends

          If on any date on which dividends are to be paid the dividends accrued to such date are not paid in full on all of the Series 6 Preference Shares then outstanding, such dividends, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the directors of the Corporation on which the Corporation shall have sufficient monies properly applicable to the payment of such dividends. The holders of Series 6 Preference Shares shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for.

3.	Redemption

3.1.	Optional Redemption

          Subject to applicable law, to the provisions of Section 5 hereof, the Corporation may, upon giving notice as hereinafter specified, redeem at any time the whole or from time to time any part of the then outstanding Series 6 Preference Shares, on payment for each share to be redeemed of $25.00; together with all accrued and unpaid dividends thereon up to but excluding the date fixed for redemption (the whole constituting and hereinafter referred to as the “Redemption Price”).

3.2.	Partial Redemption

          In case a part only of the Series 6 Preference Shares is at any time to be redeemed, the shares so to be redeemed shall be selected by lot or in such other manner as the directors of the Corporation, from time to time so determine. If a part only of the Series 6 Preference Shares represented by any certificate shall be redeemed, a new certificate representing the balance of such shares shall be issued to the holder thereof at the expense of the Corporation upon presentation and surrender of the first mentioned certificate.

3.3.	Method of Redemption

          In any case of redemption of Series 6 Preference Shares, the Corporation shall not less than 30 days and not more than 60 days before the date specified for redemption send by prepaid mail or deliver to the registered address of each person who at the date of mailing or delivery is a registered holder of Series 6 Preference Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such Series 6 Preference Shares. Accidental failure or omission to give such notice to one or more holders shall not affect the validity of such redemption, but upon such failure or omission being discovered notice shall be given forthwith to such holder or holders and shall have the same force and effect as if given in due time. Such notice shall set out the number of Series 6 Preference Shares held by the person to whom it is addressed which are to be redeemed, the Redemption Price, the date specified for redemption and the place or places within Canada at which holders of Series 6 Preference Shares may present and surrender such shares for redemption. On and after the date so specified for redemption, the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Series 6 Preference Shares to be redeemed the Redemption Price of such shares on presentation and surrender, at the registered office of the Corporation or any other place or places within Canada specified in such notice of redemption, of the certificate or certificates representing the Series 6 preference Shares called for redemption. Payment in respect of Series 6 Preference Shares being redeemed shall be made by cheque payable to the holders thereof in lawful money of Canada at par at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems desirable. From and after the date specified for redemption in any such notice of redemption, the Series 6 Preference Shares called for redemption shall cease to be entitled to dividends or any other participation in the assets of the Corporation and the holders thereof shall not be entitled to exercise any of their other rights as shareholders in respect thereof unless payment of the Redemption Price shall not be made upon presentation and surrender of the certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right at any time after the mailing or delivery of notice of its intention to redeem Series 6 Preference Shares to deposit the Redemption Price of the Series 6 Preference Shares so called for redemption, or of such of the Series 6 Preference Shares which are represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice or in a subsequent notice to the holders of the shares in respect of which the deposit is made, to be paid without interest to or to

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the order of the respective holders of Series 6 Preference Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 6 Preference Shares in respect of which such deposit shall have been made shall be deemed to be redeemed and the rights of the holders thereof shall be limited to receiving, without interest, their proportionate part of the amount so deposited upon presentation and surrender of the certificate or certificates representing their Series 6 Preference Shares being redeemed. Any interest allowed on any such deposit shall belong to the Corporation. Redemption monies that are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed (including monies held on deposit to a special account as provided for above) for a period of six years from the date specified for redemption shall be forfeited to the Corporation.

4.	Purchase for Cancellation

          Subject to the provisions of Section 5 hereof and to the rights, privileges, restrictions and conditions attaching to any other shares of the Corporation, the Corporation may at any time or from time to time purchase for cancellation all or any part of the outstanding Series 6 Preference Shares at any price by tender to all of the holders of record of Series 6 Preference Shares then outstanding or through the facilities of a stock exchange on which the Series 6 Preference Shares are listed, or in any other manner, provided that in the case of a purchase for cancellation in any other manner such Series 6 Preference Shares shall be purchased for cancellation at the lowest price or prices at which, in the opinion of the directors of the Corporation, such shares are then obtainable but not exceeding a price per share equal to the applicable Redemption Price plus reasonable costs of purchase. If, in response to an invitation for tenders under the provisions of this Section 4, more Series 6 Preference Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, then the Series 6 Preference Shares to be purchased by the Corporation shall be purchased as nearly as may be pro rata according to the number of shares tendered by each holder who submits a tender to the Corporation, provided that when shares are tendered at different prices, the pro rating shall be effected only with respect to the shares tendered at the price at which more shares were tendered than the Corporation is prepared to purchase after the Corporation has purchased all the shares tendered at lower prices. If part only of the Series 6 Preference Shares represented by a certificate shall be purchased, a new certificate for the balance of such shares shall be issued at the expense of the Corporation.

5.	Restrictions on Dividends, Retirement and Issue of Shares

          So long as any of the Series 6 Preference Shares are outstanding, the Corporation shall not, without the approval of the holders of the Series 6 Preference Shares in accordance with Section 11 hereof:

(a)	declare, pay or set apart for payment any dividends on shares ranking as to dividends junior to the Series 6 Preference Shares (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Series 6 Preference Shares);

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Series 6 Preference Shares, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of shares of the Corporation ranking as to capital junior to the Series 6 Preference Shares;

(c)	redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of less than all of the Series 6 Preference Shares;

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares ranking as to capital on a parity with the Series 6 Preference Shares; or

(e)	issue any additional Series 6 Preference Shares or any shares ranking as to dividends or capital on a parity with the Series 6 Preference Shares;

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unless, at the date of such declaration, payment, setting apart for payment, redemption, call for redemption, purchase or reduction, return of capital or issuance, as the case may be, all accrued and unpaid cumulative dividends up to and including the dividend payment for the last completed period for which such dividends shall be payable, shall have been declared and paid or set apart for payment on the Series 6 Preference Shares and any accrued and unpaid cumulative dividends which have become payable and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment on all other shares ranking as to dividends prior to or on a parity with the Series 6 Preference Shares.

          So long as any Series 6 Preference Shares are outstanding, the Corporation shall not, without the prior approval of the holder of such outstanding Series 6 Preference Shares given in accordance with Section 11 hereof, issue any shares ranking as to dividends or capital prior to the Series 6 Preference Shares.

6.	Voting Rights

          The holders of the Series 6 Preference Shares shall not, except as entitled under applicable law, be entitled to receive notice of or to attend or to vote at any meetings of shareholders of the Corporation unless and until the Corporation from time to time shall fail to pay in the aggregate eight (8) quarterly dividends on the Series 6 Preference Shares on the dates on which the same should be paid according to the terms hereof whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends. Thereafter, but only so long as any dividends on the Series 6 Preference Shares remain in arrears, the holders of the Series 6 Preference Shares shall be entitled to receive notice of and to attend all annual and other general meetings of shareholders of the Corporation, other than any meetings of the holders of any other class or series of shares of the Corporation held separately as a class or series, but shall not be entitled to vote thereat except in the election of directors in which case the holders of the Series 6 Preference Shares shall be entitled to one vote in respect of each Series 6 Preference Share held and shall vote together with holders of Class A Limited Voting Shares in the election of one-half of the board of directors .

7.	Liquidation, Dissolution or Winding Up

          In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Series 6 Preference Shares shall be entitled to receive from the assets of the Corporation a sum equal to the then prevailing Redemption Price calculated to but excluding the date of payment before any amount shall be paid to, or assets of the Corporation distributed amongst the holders of any other shares of the Corporation ranking as to capital junior to the Series 6 Preference Shares. After payment to the holders of the Series 6 Preference Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the assets of the Corporation.

8.	Interpretation

          In the event that any date on which any dividend on the Series 6 Preference Shares is payable by the Corporation, or on or by which any other action is required to be taken by the Corporation hereunder, is not a Business Day, then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a Business Day.

For the purposes of these share provisions:

(a)	“Business Day” means a day other than a Saturday, a Sunday or any other day that is treated as a statutory holiday in the jurisdiction in which the Corporation’s registered office is located;

(b)	“ranking as to capital” means ranking with respect to the distribution of assets in the event of a liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purposes of winding up its affairs; and

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(c)	“quarter” means a period commencing on a Dividend Payment Date and ending on the date preceding the next succeeding Dividend Payment Date.

9.	Mail Service Interruption

          If the directors of the Corporation determine that mail service is or is threatened to be interrupted at the time when the Corporation is required or elects to give any notice hereunder, or is required to send any cheque or any share certificate to the holder of any Series 6 Preference Share, whether in connection with the redemption of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

(a)	give such notice by publication thereof once in a daily English language newspaper of general circulation published in each of Vancouver, Calgary, Winnipeg, Toronto, Montreal and Halifax and once in a daily French language newspaper published in Montreal and such notice shall be deemed to have been validly given on the day next succeeding its publication in all of such cities; and

(b)	fulfil the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such holder by the transfer agent for the Series 6 Preference Shares at its principal offices in the cities of Vancouver, Calgary, Winnipeg, Toronto, Montreal and Halifax, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the directors of the Corporation determine that mail service is no longer interrupted or threatened to be interrupted such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by mail as herein provided. In the event that the Corporation is required to mail such share certificate, such mailing shall be made by prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such certificate.

10.	Amendment

          The rights, privileges, restrictions and conditions attached to the Series 6 Preference Shares may be added to, changed or removed by Articles of Amendment but only with the prior approval of the holders of the Series 6 Preference Shares given as specified in Section 11 and as may be required by law.

11.	Approval of Holders of Series 6 Preference Shares

11.1.	Approval

          Any approval of the holders of the Series 6 Preference Shares with respect to any and all matters referred to herein or of any other matter requiring the consent of the holders of the Series 6 Preference Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of outstanding Series 6 Preference Shares or passed by the affirmative vote of at least 66 2/3% of the votes cast by the holders of Series 6 Preference Shares who voted in respect of that resolution at a meeting of the holders of the Series 6 Preference Shares duly called for that purpose and at which a quorum as required by the by-laws of the Corporation is present subject to a minimum requirement that the quorum at the meeting (other than an adjourned meeting) be at least two persons entitled to vote thereat.

11.2.	Formalities

          The proxy rules applicable to, the formalities to be observed in respect of the giving of notice of, and the formalities to be observed in respect of the conduct of, any such meeting or any adjourned meeting shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders, or if not so prescribed, as required by law. On every poll taken at every meeting of holders of Series 6 Preference Shares, each holder of Series 6 Preference Shares entitled to vote thereat shall have one vote in respect of each $25.00 of the issue price of each Series 6 Preference Share held.

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CLASS A PREFERENCE SHARES, SERIES 7 ATTRIBUTES

Number and Designation of
and Rights, Privileges, Restrictions and
Conditions Attaching to the Class A Preference Shares, Series 7

          The seventh series of Class A Preference Shares of the Corporation shall consist of 4,000,000 Class A Preference Shares which shall be designated as Fixed Rate Cumulative Class A Preference Shares Series 7 (hereinafter referred to as the “Series 7 Preference Shares”) and which, in addition to the rights, privileges, restrictions and conditions attached to the Class A Preference Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1.	Consideration for Issue

     The consideration for the issue of each Series 7 Preference Share shall be $25.00.

2.	Dividends

2.1.	Payment of Dividends

          The holders of the Series 7 Preference Shares shall be entitled to receive, and the Corporation shall pay thereon, as and when declared by the Board of Directors of the Corporation, out of monies of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends at the rate of 8 1/2% per annum such rate to be applied to $25.00 per Series 7 Preference Share payable each calendar quarter (the “Quarterly Dividends”) on the last day of each of the months of March, June, September and December in each year (the “Dividend Payment Dates”) commencing on September 30, 1994. Dividends in respect of such Series 7 Preference Shares shall accrue on a day-to-day basis, and shall be calculated on a 365 or 366 day basis.

2.2.	Method of Payment

          Dividends (less any tax required to be withheld by the Corporation) on the Series 7 Preference Shares shall be paid by cheque payable in lawful money of Canada at par at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems desirable. The mailing of such cheque from the Corporation’s registered office, or the principal office in Toronto of the registrar for the Series 7 Preference Shares, or the payment by such other reasonable means as the Corporation deems desirable, on or before the date on which such dividend is to be paid to a holder of Series 7 Preference Shares shall be deemed to be payment of the dividends represented thereby and payable on such date unless the cheque is not paid upon presentation or payment by such other means is not received. Dividends which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Corporation.

2.3.	Cumulative Payment of Dividends

          If on any date on which dividends are to be paid the dividends accrued to such date are not paid in full on all of the Series 7 Preference Shares then outstanding, such dividends, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the directors of the Corporation on which the Corporation shall have sufficient monies properly applicable to the payment of such dividends. The holders of Series 7 Preference Shares shall not be entitled to any dividends other than or in excess of the fixed cumulative preferential cash dividends herein provided for.

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3.	Redemption

3.1.	Optional Redemption

     Subject to applicable law, to the provisions of Section 6 hereof and to the rights, privileges, restrictions and conditions attaching to any other shares of the Corporation, the Corporation may, upon giving notice as hereinafter specified, redeem at any time the whole or from time to time any part of the then outstanding Series 7 Preference Shares, on payment for each share to be redeemed of $25.00 together, in each case, with all accrued and unpaid dividends thereon up to but excluding the date fixed for redemption, (the whole constituting and hereinafter referred to as the “Redemption Price”).

3.2.	Partial Redemption

     In case a part only of the Series 7 Preference Shares is at any time to be redeemed, the shares so to be redeemed shall be selected by lot or in such other manner as the directors of the Corporation, from time to time so determine. If a part only of the Series 7 Preference Shares represented by any certificate shall be redeemed, a new certificate representing the balance of such shares shall be issued to the holder thereof at the expense of the Corporation upon presentation and surrender of the first mentioned certificate.

3.3.	Method of Redemption

     In any case of redemption of Series 7 Preference Shares, the Corporation shall not less than 30 days and not more than 60 days before the date specified for redemption send by prepaid mail or deliver to the registered address of each person who at the date of mailing or delivery is a registered holder of Series 7 Preference Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such Series 7 Preference Shares. Accidental failure or omission to give such notice to one or more holders shall not affect the validity of such redemption, but upon such failure or omission being discovered notice shall be given forthwith to such holder or holders and shall have the same force and effect as if given in due time. Such notice shall set out the number of Series 7 Preference Shares held by the person to whom it is addressed which are to be redeemed, the Redemption Price, the date specified for redemption and the place or places within Canada at which holders of Series 7 Preference Shares may present and surrender such shares for redemption. On and after the date so specified for redemption, the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Series 7 Preference Shares to be redeemed the Redemption Price of such shares on presentation and surrender, at the registered office of the Corporation or any other place or places within Canada specified in such notice of redemption, of the certificate or certificates representing the Series 7 Preference Shares called for redemption. Payment in respect of Series 7 Preference Shares being redeemed shall be made by cheque payable to the holders thereof in lawful money of Canada at par at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems desirable. From and after the date specified for redemption in any such notice of redemption, the Series 7 Preference Shares called for redemption shall cease to be entitled to dividends or any other participation in the assets of the Corporation and the holders thereof shall not be entitled to exercise any of their other rights as shareholders in respect thereof unless payment of the Redemption Price shall not be made upon presentation and surrender of the certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right at any time after the mailing or delivery of notice of its intention to redeem Series 7 Preference Shares to deposit the Redemption price of the Series 7 Preference Shares so called for redemption, or of such of the Series 7 Preference Shares which are represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice or in a subsequent notice to the holders of the shares in respect of which the deposit is made, to be paid without interest to or to the order of the respective holders of Series 7 Preference Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 7 Preference Shares in respect of which such deposit shall have been made shall be deemed to be redeemed and the rights of the holders thereof shall be limited to receiving, without interest, their proportionate part of the amount so deposited upon presentation and surrender of the certificate or certificates representing their Series 7 Preference Shares being redeemed. Any interest allowed on any such deposit shall belong to the Corporation. Redemption monies that are represented by a cheque which has not been

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presented to the Corporation’s bankers for payment or that otherwise remain unclaimed (including monies held on deposit to a special account as provided for above) for a period of six years from the date specified for redemption shall be forfeited to the Corporation.

4.	Purchase for Cancellation

          Subject to the provisions of Section 6 hereof and to the rights, privileges, restrictions, and conditions attaching to any other shares of the Corporation, the Corporation may at any time or from time to time purchase for cancellation all or any part of the outstanding Series 7 Preference Shares at any price by tender to all of the holders of record of Series 7 Preference Shares then outstanding or through the facilities of any stock exchange on which the Series 7 Preference Shares are listed, or in any other manner, provided that in the case of a purchase for cancellation in any other manner, such Series 7 Preference Shares shall be purchased for cancellation at the lowest price or prices at which, in the opinion of the directors of the Corporation, such shares are then obtainable but not exceeding a price per share equal to $25.00 per share together with all accrued and unpaid dividends thereon to but excluding the date of purchase, plus reasonable costs of purchase. If, in response to an invitation for tenders under the provisions of this Section 4, more Series 7 Preference Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, then the Series 7 Preference Shares to be purchased by the Corporation shall be purchased as nearly as may be pro rata according to the number of shares tendered by each holder who submits a tender to the Corporation, provided that when shares are tendered at different prices, the pro rating shall be effected only with respect to the shares tendered at the price at which more shares were tendered than the Corporation is prepared to purchase after the Corporation has purchased all the shares tendered at lower prices. If part only of the Series 7 Preference Shares represented by a certificate shall be purchased, a new certificate for the balance of such shares shall be issued at the expense of the Corporation.

5.	Exchange

5.1.	Right to Exchange

          Subject to the provisions of this Section 5, the holders of Series 7 Preference Shares shall have the right (“Exchange Right”), on each date on which a closing (a “Closing”) occurs of:

(a)	a distribution (a “Public Offering”) by the Corporation of its Class A Limited Voting Shares pursuant to a prospectus or other similar document (“prospectus”) filed with any appropriate securities regulatory agency or stock exchange;

(b)	a rights offering (a “Rights Offering”) by the Corporation; or

(c)	a private placement (a “Private Placement”) by the Corporation;

to exchange Series 7 Preference Shares held by them for up to the aggregate number of Class A Limited Voting Shares of the Corporation set forth in Subsection 5.2 at the Exchange Rate determined in accordance with Subsection 5.8.

          For the purpose of this Section 5, Class A Limited Voting Shares include any shares of any other class of shares of the Corporation resulting from the reclassification or change of the Class A Limited Voting Shares.

5.2.	Number of Class A Limited Voting Shares to which the Exchange Right Relates

          The maximum number of Class A Limited Voting Shares for which a holder of Series 7 Preference Shares may exercise his Exchange Right on the day of a Closing shall be equal to that number of Class A Limited Voting Shares which, when added to the Class A Limited Voting Shares then held by such holder will result in such holder, after giving effect to the Closing and the exercise of the Exchange Right contemplated hereby, holding the same percentage of the outstanding Class A Limited Voting Shares as such holder held on the Business Day immediately preceding the day on which the Closing occurs. Nothing in this Subsection 5.2 requires a particular holder to exchange

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Series 7 Preference Shares for the maximum number of Class A Limited Voting Shares to which such holder is otherwise entitled.

5.3.	Exercise of Right to Exchange

          The Exchange Right may be exercise by any holder of Series 7 Preference Shares, by notice in writing given to the Corporation on the Business Day immediately prior to the day on which the Closing occurs accompanied by the certificate or certificates representing the Series 7 Preference Shares in respect of which the holder thereof desires to exercise such Exchange Right. Such notice shall be signed by such holder or by a duly authorized agent and shall specify the number of Series 7 Preference Shares that the holder desires to have exchanged. If less than all the Series 7 Preference Shares represented by any certificate or certificates accompanying any notice are to be exchanged, the holder shall be entitled to receive, at the expense of the Corporation, a new certificate representing the Series 7 Preference Shares comprised in the certificate or certificates surrendered as aforesaid which are not to be exchanged. A holder of Series 7 Preference Shares who has given a notice to the Corporation as herein provided shall be deemed to have become a holder of the number of Class A Limited Voting Shares in respect of which the Exchange Right has been exercised on the day on which the Closing occurs.

5.4.	Entitlement to Dividends

          The registered holder of any Series 7 Preference Share on the record date for any dividend payable on such share shall be entitled to such dividend notwithstanding that such share has been exchanged into Class A Limited Voting Shares after such record date and before the payment date of such dividend, and the registered holder of a Class A Limited Voting Share resulting from such exchange shall be entitled to rank equally per Class A Limited Voting Share with the registered holders of all other Class A Limited Voting Shares of record on any date on or after the date of such exchange.

          Subject to the foregoing, upon exchange of any Series 7 Preference Shares there shall be no adjustment by the Corporation or by any holder of Series 7 Preference Shares on account of any dividends either on the Series 7 Preference Shares so exchanged or on the Class A Limited Voting Shares resulting from such exchange.

5.5.	Shares Called for Redemption

          In the case of any Series 7 Preference Shares which are called for redemption, the Exchange Right thereof shall, notwithstanding anything herein contained, terminate at the close of business on the Business Day immediately preceding the date fixed for redemption, provided, however, that if the Corporation fails to redeem such Series 7 Preference Shares in accordance with the notice of redemption the Exchange Right shall thereupon be restored and continue as if such Series 7 Preference Shares had not been called for redemption.

5.6.	Certificates

          On any exchange of Series 7 Preference Shares, the certificate or certificates representing the Class A Limited Voting Shares of the Corporation resulting therefrom shall be issued at the expense of the Corporation in the name of the holder of the Series 7 Preference Shares exchanged or in such nominee name or names as such holder may direct in writing (either in the notice referred to in Subsection 5.3 or otherwise) provided that such holder shall pay any applicable security transfer taxes.

5.7.	No Fractional Shares

          The Corporation shall not issue fractional shares in satisfaction of the Exchange Right herein provided for but in lieu thereof may, in respect of any fractional interest resulting from the exercise of Exchange Rights, pay a cash adjustment by cheque payable in lawful money of Canada at par at any branch in Canada of the Corporation’s bankers for the time being. The amount of any cash adjustment shall equal the current market value of such fractional interest computed on the basis of the last board lot sale price (or average of the bid and asked prices if there were no sales) per share for the Class A Limited Voting Shares that are subject of the Public Offering, Rights Offering or Private

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Placement on The Toronto Stock Exchange (or, if such Class A Limited Voting Shares are not then listed on The Toronto Stock Exchange, on such other stock exchange on which such Class A Limited Voting Shares are listed as selected by the directors of the Corporation) on the Business Day immediately preceding the exchange date. If such Class A Limited Voting Shares are not listed on any stock exchange, their current market value shall be determined by the directors. If a cash adjustment is to be paid pursuant to the provisions of this Subsection 5.7, the mailing from the Corporation’s registered office to the holder of Series 7 Preference Shares who has exercised his Exchange Right shall be deemed to be payment of the cash adjustment unless the cheque is not paid upon due presentation. Cash adjustments represented by cheques which have not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of 6 years from the date on which the same became payable shall be forfeited to the Corporation.

5.8.	Exchange Rate

          The number of Series 7 Preference Shares to be exchanged for each Class A Limited Voting Share of the Corporation shall be equal to the number of Series 7 Preference Shares to be exchanged divided by the Exchange Rate. The Exchange Rate is A divided by B, where A is the price per Class A Limited Voting Share which would have been payable by the holder exercising the Exchange Right to acquire Class A Limited Voting Shares of the Corporation in connection with the Public Offering, Rights Offering or Private Placement and B is $25.00.

5.9.	Disputes

          If any question at any time arises with respect to the determination of the number of Class A Limited Voting Shares issuable by the Corporation pursuant to Subsection 5.8, the right of the holder of Series 7 Preference Shares to exercise the Exchange Right or with respect to the amount of any cash payment made in lieu of issuing a fractional share, such question shall be conclusively determined by the auditors from time to time of the Corporation and shall be binding upon the Corporation and all shareholders, transfer agents and registrars of Series 7 Preference Shares and of Class A Limited Voting Shares. In making any such determination, the auditors will be entitled to rely on an opinion of legal counsel or other expert retained by them.

6.	Restrictions on Dividends, Retirement and Issue of Shares

          So long as any of the Series 7 Preference Shares are outstanding, the Corporation shall not, without the approval of the holders of the Series 7 Preference Shares given in accordance with Section 12 hereof:

(a)	declare, pay or set apart for payment any dividends on shares of the Corporation ranking as to dividends junior to the Series 7 Preference Shares (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Series 7 Preference Shares);

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Series 7 Preference Shares, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of shares of the Corporation ranking as to capital junior to the Series 7 Preference Shares;

(c)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provision attaching thereto, redeem or call for redemption, purchase of otherwise reduce or make any return of capital in respect of any shares of the Corporation ranking as to capital on a parity with the Series 7 Preference Shares; or

(d)	issue any additional Class A Preference Shares or any shares ranking as to dividends or capital on a parity with the Series 7 Preference Shares;

unless at the date of such declaration, payment, setting apart for payment, redemption, call for redemption, purchase or reduction, return of capital or issuance, as the case may be, all accrued and unpaid cumulative dividends up to and including the dividend payment for the last completed period for which such dividends shall be payable, shall have been

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declared and paid or set apart for payment on the Series 7 Preference Shares and any accrued and unpaid cumulative dividends which have become payable and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment on all other shares ranking as to dividends prior to or on a parity with the Series 7 Preference Shares.

7.	Voting Rights

          The holders of the Series 7 Preference Shares shall not, except as entitled under applicable law, be entitled to receive notice of or to attend or to vote at any meetings of shareholders of the Corporation unless and until the Corporation from time to time shall fail to pay in the aggregate eight (8) quarterly dividends on the Series 7 Preference Shares on the dates on which the same should be paid according to the terms hereof whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends. Thereafter, but only so long as any dividends on the Series 7 Preference Shares remain in arrears, the holders of the Series 7 Preference Shares shall be entitled to receive notice of and to attend all annual and other general meetings of shareholders of the Corporation, other than any meetings of the holders of any other class or series of shares of the Corporation held separately as a class or series, but shall not be entitled to vote thereat except in the election of directors in which case the holders of the Series 7 Preference Shares shall be entitled to one vote in respect of each Series 7 Preference Share held and shall vote together with holders of Class A Limited Voting Shares in the election of one-half of the board of directors.

8.	Liquidation, Dissolution or Winding Up

          In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Series 7 Preference Shares shall be entitled to receive from the assets of the Corporation an amount per share equal to the Redemption Price calculated to but excluding the date of payment, before any amount shall be paid to, or assets of the Corporation distributed amongst, the holders of any other shares of the Corporation ranking as to capital junior to the Series 7 Preference Shares. After payment to the holders of the Series 7 Preference Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the assets of the Corporation.

9.	Interpretation

          In the event that any date on which any dividend on the Series 7 Preference Shares is payable by the Corporation, or on or by which any other action is required to be taken by the Corporation hereunder, is not a Business Day, then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a Business Day.

          For the purposes of these share provisions:

(a)	“Business Day” means a day other than a Saturday, a Sunday or any other day that is treated as a statutory holiday in the jurisdiction in which the Corporation’s registered office is located;

(b)	“ranking as to capital” means ranking with respect to the distribution of assets in the event of a liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purposes of winding up its affairs; and

(c)	“quarter” means a period commencing on a Dividend Payment Date and ending on the date preceding the next succeeding Dividend Payment Date.

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10.	Mail Service Interruption

          If the directors of the Corporation determine that mail service is or is threatened to be interrupted at the time when the Corporation is required or elects to give any notice hereunder, or is required to send any cheque or any share certificate to the holder of any Series 7 Preference Share, whether in connection with the redemption of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

(a)	give such notice by publication thereof once in a daily English language newspaper of general circulation published in each of Vancouver, Calgary, Winnipeg, Toronto, Montreal and Halifax and once in a daily French language newspaper published in Montreal and such notice shall be deemed to have been validly given on the day next succeeding its publication in all of such cities; and

(b)	fulfil the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such holder by the transfer agent for the Series 7 Preference Shares at its principal offices in the cities of Vancouver, Calgary, Winnipeg, Toronto, Montreal and Halifax, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the directors of the Corporation determine that mail service is no longer interrupted or threatened to be interrupted such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by mail as herein provided. In the event that the Corporation is required to mail such share certificate, such mailing shall be made by prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such certificate.

11.	Amendment

          The rights, privileges, restrictions and conditions attached to the Series 7 Preference Shares may be added to, changed or removed by Articles of Amendment but only with the prior approval of the holders of the Series 7 Preference Shares given as specified in Section 12 and as may then be required by law.

12.	Approval of Holders of Series 7 Preference Shares

12.1.	Approval

          Any approval of the holders of the Series 7 Preference Shares with respect to any matters requiring the consent of the holders of the Series 7 Preference Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of outstanding Series 7 Preference Shares or passed by the affirmative vote of at least 66 2/3% of the votes cast by the holders of Series 7 Preference Shares who voted in respect of that resolution at a meeting of the holders of the Series 7 Preference Shares duly called for that purpose and at which a quorum as required by the by-laws of the Corporation is present, subject to a minimum requirement that the quorum at the meeting (other than an adjourned meeting) be at least two persons entitled to vote thereat.

12.2.	Formalities, etc.

          The proxy rules applicable to, the formalities to be observed in respect of the giving of notice of, and the formalities to be observed in respect of the conduct of, any meeting or any adjourned meeting of holders of Series 7 Preference Shares shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders, or if not so prescribed, as required by law. On every poll taken at every meeting of holders of Series 7 Preference Shares, each holder of Series 7 Preference Shares entitled to vote thereat shall have one vote in respect of each $25.00 of the issue price of each Series 7 Preference Share held.

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CLASS A PREFERENCE SHARES, SERIES 8 ATTRIBUTES

Number and Designation of
and Rights, Privileges, Restrictions and
Conditions Attaching to the Class A Preference Shares, Series 8

               The eighth series of Class A Preference Shares of the Corporation shall consist of 8.000,000 Class A Preference Shares designated as Cumulative Redeemable Class A Preference Shares Series 8 (“Series 8 Preference Shares”) and, in addition to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1.	Consideration for Issue

               The consideration for the issue of each Series 8 Preference Share shall be $25.00 or its equivalent in property for past services.

2.	Dividends

2.1.	Definitions

               For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

(a)	“Adjustment Factor” for any Month means the percentage per annum, positive or negative, based on the Calculated Trading Price of the Series 8 Preference Shares for the preceding Month, determined in accordance with the following table:

The Adjustment Factor as a Percentage of
If Calculated Trading Price Is	Prime Shall Be:
$25.50 or more	-4.00%
$25.375 and less than $25.50	-3.00%
$25.25 and less than $25.375	-2.00%
$25.125 and less than $25.25	-1.00%
Greater than $24.875 and less than $25.125	nil
Greater than $24.75 to $24.875	1.00%
Greater than $24.625 to $24.75	2.00%
Greater than $24.50 to $24.625	3.00%
$24.50 or less	4.00%

The maximum Adjustment Factor for any Month will be ±4.00%.

If in any Month there is no trade on the Exchange of Series 8 Preference Shares of a board lot or more, the Adjustment Factor for the following Month shall be nil;

(b)	“Annual Dividend Rate” means the Annual Fixed Dividend Rate or the Annual Floating Dividend Rate, whichever is provided by this Section 2 to be applicable at the relevant time;

(c)	“Annual Fixed Dividend Rate” means 6.25% per annum;

(d)	“Annual Floating Dividend Rate” means for any Month the rate of interest expressed as a percentage per annum (rounded to the nearest one-thousand (1/1000) of one percent (1%)) which is equal to Prime multiplied by the Designated Percentage for such Month;

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(e)	“Banks” means any two of Royal Bank of Canada, Bank of Montreal, The Bank of Nova Scotia, The Toronto-Dominion Bank and Canadian Imperial Bank of Commerce and any successor of any of them as may be designated from time to time by the Board of Directors by notice given to the transfer agent for the Series 8 Preference Shares, such notice to take effect on, and to be given at least two business days prior to, the commencement of a particular Dividend Period and, until such notice is first given, means Canadian Imperial Bank of Commerce and The Bank of Nova Scotia.

(f)	“Board of Directors” means the board of directors of the Corporation;

(g)	“Calculated Trading Price” for any Month means:

(i)	the aggregate of the Daily Adjusted Trading Value for all Trading Days in such Month divided by

(ii)	the aggregate of the Daily Trading Volume for all Trading Days in such Month;

(h)	“Daily Accrued Dividend Deduction” for any Trading Day means:

(i)	the product obtained by multiplying the dividend accrued on a Series 8 Preference Share in respect of the Month in which the Trading Day falls by the number of days elapsed from but excluding the day prior to the Ex-Dividend Date immediately preceding such Trading Day to and including such Trading Day (or if such Trading Day is an Ex-Dividend Date, by one day)

divided by

(ii)	the number of days from and including such Ex-Dividend Date to but excluding the following Ex-Dividend Date;

(i)	“Daily Adjusting Trading Value” for any Trading Day means:

(i)	the aggregate dollar value of all transactions of Series 8 Preference Shares on the Exchange (made on the basis of the normal settlement period in effect on the Exchange) occurring during such Trading Day less

(ii)	the Daily Trading Volume for such Trading Day multiplied by the Daily Accrued Dividend Deduction for such Trading Day;

(j)	“Daily Trading Volume” for any Trading Day means the aggregate number of Series 8 Preference Shares traded in all transactions (made on the basis of the normal settlement period in effect on the Exchange) occurring during such Trading Day on the Exchange;

(k)	“Deemed Record Date” means the last Trading Day of a Month with respect to which no dividend is declared by the Board of Directors;

(l)	“Designated Percentage” for the Month of November, 2001 means eighty-five percent (85%) and for each Month thereafter means the Adjustment Factor for such Month plus the Designated Percentage for the preceding Month, provided that the Annual Floating Dividend Rate for any Month shall in no event be less than 50% of Prime for such Month or more than 100% of Prime for such Month;

(m)	“Dividend Payment Date” means:

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(i)	during the Fixed Rate Period, the first day of each of February, May, August and November in each year; and

(ii)	during the Floating Rate Period, the 12th day of each Month commencing with the Month of December, 2001;

and the first Dividend Payment Date shall be February 1,1997;

(n)	“Dividend Period” means

(i)	during the Fixed Rate Period, the period from and including a Dividend Payment Date to but not including the next succeeding Dividend Payment Date; and

(ii)	during the Floating Rate Period, a Month;

(o)	“Ex-Dividend Date” means

(i)	the Trading Day which, under the rules or normal practices of the Exchange, is designated or recognized as the Ex-Dividend Date relative to any dividend record date for the Series 8 Preference Shares; or

(ii)	if the Board of Directors fails to declare a dividend in respect of a Month, the Trading Day which, under the rules or normal practices of the Exchange, would be recognized as the Ex-Dividend to any Deemed Record Date for the Series 8 Preference Shares;

(p)	“Exchange” means The Toronto Stock Exchange or the Montreal Exchange or such other exchange or trading market in Canada as may be determined from time to time by the Corporation as being the principal trading market for the Series 8 Preference Shares;

(q)	“Fixed Rate Period” means the period commencing with the date of issue of the Series 8 Preference Shares and ending on and including October 31, 2001;

(r)	“Floating Rate Period” means the period commencing immediately after the end of the Fixed Rate Period and continuing for so long as any of the Series 8 Preference Shares shall be outstanding;

(s)	“Month” means a calendar month;

(t)	“Prime” for a Month means the average (rounded to the nearest one-thousandth (1/1000) of one percent (1%)) of the Prime Rate in effect on each day of such Month;

(u)	“Prime Rate” for any day means the average (rounded to the nearest one-thousandth (1/1000) of one percent (1%)) of the annual rates of interest announced from time to time by the Banks as the reference rates then in effect for such day for determining interest rates on Canadian dollar commercial loans made to prime commercial borrowers in Canada. If one of the Banks does not have such an interest rate in effect on a day, the Prime Rate for such day shall be such interest rate in effect for that day of the other Bank; if both Banks do not have such interest rate in effect on a day, the Prime Rate for that day shall be equal to one and a half percent (1.5%) per annum plus the average yield expressed as a percentage per annum on 91-day Government of Canada Treasury Bills, as reported by the Bank of Canada, for the weekly tender for the week immediately preceding that day; and if both of such Banks do not have such an interest rate in effect on a day and the Bank of Canada does not report such average yield per annum, the Prime Rate for that day shall be equal to the Prime Rate for the next preceding day. The Prime Rate and Prime shall be determined from time to time by an officer of the Corporation from quotations supplied by the Banks or otherwise publicly available. Such

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determination shall, in the absence of manifest error, be final and binding upon the Corporation and upon all holders of Series 8 Preference Shares;

(v)	“Trading Day” means, if the Exchange is a stock exchange in Canada, a day on which the Exchange is open for trading, or, in any other case, a business day.

2.2.	General

          The holders of the Series 8 Preference Shares shall be entitled to receive cumulative preferred cash dividends, as and when declared by the Board of Directors, out of moneys of the Corporation properly applicable to the payment of dividends, at the rates and times herein provided. Dividends on the Series 8 Preference Shares shall accrue on a daily basis from and including the date of issue hereof, and shall be payable quarterly during the Fixed Rate Period and monthly during the Floating Rate Period and shall be calculated on a 365 or 366 day basis, being the actual number of days in the year in which the amount is to be ascertained. Payment of the dividend on the Series 8 Preference Shares payable on any Dividend Payment Date (less any tax required to be deducted) shall be made by cheque at par in lawful money of Canada payable at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems available.

          Dividends declared on the Series 8 Preference Shares shall (except in case of redemption in which case payment of dividends shall be made on surrender of the certificate representing the Series 8 Preference Shares to be redeemed) be paid by posting in a postage paid envelope addressed to each holder of the Series 8 Preference Shares at the last address of such holder as it appears on the securities register of the Corporation, or, in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders, or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, a cheque for such dividends (less any tax required to be deducted) payable to the order of such holder, or in the case of joint holders, to the order of all such holders failing written instructions from them to the contrary. Notwithstanding the foregoing, any dividend cheque may be delivered by the Corporation to a holder of Series 8 Preference Shares at his address as aforesaid. The posting or delivery of such cheque on or before the date on which such dividend is to be paid to a holder of Series 8 Preference Shares shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividend to the extent of the sum represented thereby (plus the amount of any tax required to be deducted as aforesaid) unless such cheque is not paid on due presentation. Subject to applicable law, dividends which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Corporation.

          If on any date on which dividends are to be paid, the dividends accrued to such date are not paid in full on all of the Series 8 Preference Shares then outstanding, such dividends, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the Board of Directors on which the Corporation shall have sufficient monies properly applicable to the payment of such dividends.

          The holders of Series 8 Preference Shares shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for.

2.3.	Fixed Rate Period

          During the Fixed Rate Period, the dividends in respect of the Series 8 Preference Shares shall be payable quarterly at the Annual Fixed Dividend Rate. Accordingly, on each Dividend Payment Date during the Fixed Rate Period, other than February 1, 1997, but including November 1, 2001, the dividend payable per Series 8 Preference Share shall be calculated by multiplying the annual amount of $1.5625 by the number of days in the quarter and dividing by 365 or 366, being the actual number of days in the year in which the amount is to be ascertained. The amount of the first quarterly dividend payable on each Series 8 Preference Share on February 1, 1997, shall be $0.3082 per share.

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2.4.	Floating Rate Period

          During the Floating Rate Period, the dividends in respect of the Series 8 Preference Shares shall be payable monthly at the Annual Floating Dividend Rate as calculated from time to time. Accordingly, on each Dividend Payment Date during the Floating Rate Period, the dividend payable on the Series 8 Preference Shares shall be the amount (rounded to the nearest one-thousandth (1/1000) of one cent) obtained by multiplying $25.00 by the Annual Floating Dividend Rate applicable to the Month preceding such Dividend Payment Date and by dividing the product by twelve. The record date for the purpose of determining holders of Series 8 Preference Shares entitled to receive dividends on each Dividend Payment Date during the Floating Rate Period shall be the last Trading Day of the next preceding Month. In the event of the redemption or purchase of the Series 8 Preference Shares during the Floating Rate Period as contemplated by Section 3 hereof, the amount of the dividend which has accrued during the Month in which such redemption, purchase or distribution occurs shall be the amount (rounded to the nearest one-thousandth (1/1000) of one cent) calculated by multiplying:

(a)	the amount obtained by multiplying $25.00 by one-twelve (1/12) of the Annual Floating Dividend Rate applicable to the preceding Month by

(b)	a fraction of which the numerator is the number of days elapsed in the Month in which such redemption, purchase or distribution occurs up to but not including the date of such event and the denominator of which the number of days in that Month.

2.5.	Calculation of Designated Percentage

          The Corporation shall as promptly as practicable calculate the Designated Percentage for each Month and give notice thereof to all stock exchanges in Canada on which the Series 8 Preference Shares are listed for trading or if the Series 8 Preference Shares are not listed on a stock exchange in Canada to the Investment Dealers Association of Canada.

3.	Rights on Liquidation

          In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation for the purpose of winding up its affairs, the holders of the Series 8 Preference Shares shall be entitled to receive $25.00 per Series 8 Preference Share together with all dividends accrued and unpaid up to but excluding the date of payment or distribution, before any amounts shall be paid or any assets of the Corporation distributed to the holders of any shares ranking junior to the Series 8 Preference Shares. Upon payment of such amounts, the holders of the Series 8 Preference Shares shall not be entitled to share in any further distribution of the assets of the Corporation.

4.	Redemption at the Option of the Corporation

          The Corporation may not redeem any of the Series 8 Preference Shares prior to November 1, 2001. Subject to applicable law and Section 6 hereof, upon giving notice as hereinafter provided, the Corporation may: (i) on November 1, 2001 redeem all, but not less than all, of the outstanding Series 8 Preference Shares, on payment of $25.00 for each such share to be redeemed; and (ii) subsequent to November 1, 2001 redeem at any time all, but not less than all, the outstanding Series 8 Preference Shares, on payment of $25.50 for each such share to be redeemed, in each case, together with accrued and unpaid dividends up to but excluding the date fixed for redemption, the whole constituting the redemption price.

          The Corporation shall give notice in writing not less than 45 days not more than 60 days prior to the date on which the redemption is to take place to each person who at the date of giving such notice is the holder of Series 8 Preference Shares to be redeemed of the intention of the Corporation to redeem such shares. Any such notice shall be validly and effectively given on the date on which it is sent and such notice shall be given and sent by posting the same

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in a postage paid envelope addressed to each holder of Series 8 Preference Shares to be redeemed at the last address of such holder as it appears on the securities register of the Corporation, or in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders or, in the event of the address of any holder not so appearing, then to the address of such holder as known to the Corporation, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such holders shall not affect the validity of the redemption as to the other holders of the Series 8. Preference Shares to be redeemed. Such notice shall set out the number of such Series 8 Preference Shares held by the person to whom it is addressed which are to be redeemed and the redemption price and shall also set out the date on which the redemption is to take place, and on and after the date so specified for redemption the Corporation shall pay or cause to be paid to the holders of such Series 8 Preference Shares to be redeemed the redemption price on presentation and surrender at any place or places within Canada designated by such notice, of the certificate or certificates for such Series 8 Preference Shares so called for redemption; such payment shall be made by cheque payable at par at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems desirable; from and after the date specified in any such notice, the Series 8 Preference Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be duly made by the Corporation; at any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the redemption price of any or all Series 8 Preference Shares called for redemption with a chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same, and upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption; after the Corporation has made a deposit as aforesaid with respect to any shares, the holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the holders thereof shall be limited to receiving the proportion of the amounts so deposited applicable to such shares, without interest, any interest allowed on such deposit shall belong to the Corporation. Subject to applicable law, redemption monies that are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed (including monies held on deposit as provided for above) for a period of six years from the date specified for redemption shall be forfeited to the Corporation.

5.	Conversion of Series 8 Preference Shares

5.1.	Conversion at the Option of the Holder

          Holders of Series 8 Preference Shares shall have the right, at their option, on November 1, 2001 and on November 1 in every fifth year thereafter (a “Conversion Date”), to convert, subject to the terms and conditions hereof, all or any Series 8 Preference Shares registered in their name into Series 9 Preference Shares of the Corporation on the basis of one (1) Series 9 Preference Share for each Series 8 Preference Share. The Corporation shall give notice in writing to the then holders of the Series 8 Preference Shares of the Selected Percentage (as defined in Section 2.1 of the articles of the Corporation relating to the Series 9 Preference Shares) determined by the Board of Directors to be applicable for the next succeeding Fixed Dividend Rate Period (as defined in Section 2.1 of the articles of the Corporation relating to the Series 9 Preference Shares) and of the conversion right provided for herein; such notice shall be given by posting the same in a postage paid envelope addressed to each holder of the Series 8 Preference Shares at the last address of such holder as it appears on the securities register of the Corporation, or in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation. Such notice shall set out the Conversion Date and shall be given not less than 45 days nor more than 60 days prior to the applicable Conversion Date.

          If the Corporation gives notice as provided in Section 4 to the holders of the Series 8 Preference Shares of the redemption of all the Series 8 Preference Shares, the Corporation shall not be required to give notice as provided in this Section 5.1 to the holders of the Series 8 Preference Shares of a Selected Percentage (as defined in Section 2.1 of the articles of the Corporation relating to the Series 9 Preference Shares) for the Series 9 Preference

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Shares, of the conversion right or of the Conversion Date and the right of any holder of Series 8 Preference Shares to convert such Series 8 Preference Shares as herein provided shall cease and terminate in that event.

          Holders of Series 8 Preference Shares shall not be entitled to convert their shares into Series 9 Preference Shares if, following the close of business on the 14th day preceding a Conversion Date, the Corporation determines that there would remain outstanding on the Conversation Date less than 500,000 Series 9 Preference Shares, after taking into account all Series 8 Preference Shares tendered for conversion into Series 9 Preference Shares and all Series 9 Preference Shares tendered for conversion into Series 8 Preference Shares. The Corporation shall give notice in writing thereof, in accordance with the provisions of the first paragraph of this Section l(e)(i), to all affected holders of Series 8 Preference Shares at least seven days prior to the applicable Conversion Date and will issue and deliver, or cause to be delivered, prior to such Conversion Date, at the expense of the Corporation, to such holders of Series 8 Preference Shares, who have surrendered for conversion any certificate or certificates representing Series 8 Preference Shares, new certificates representing the Series 8 Preference Shares represented by any certificate or certificates surrendered as aforesaid.

5.2.	Automatic Conversion

          Subject to applicable law, if following the close of business on the 14th day preceding a Conversion Date the Corporation determines that there would remain outstanding on the Conversion Date less than 500,000 Series 8 Preference Shares after taking “into account all Series 8 Preference Shares tendered for conversion into Series 9 Preference Shares and all Series 9 Preference Shares tendered for conversion into Series 8 Preference Shares, then, ali, but not part, of the remaining outstanding Series 8 Preference Shares shall automatically be converted into Series 9 Preference Shares on the basis of one (1) Series 9 Preference Share for each Series 8 Preference Share on the applicable Conversion Date and the Corporation shall give notice in writing thereof, in accordance with the provisions of Section 5.1, to the holders of such remaining Series 8 Preference Shares at least seven days prior to the Conversion Date.

5.3.	Manner of Exercise of Conversion Privilege

          The conversion of Series 8 Preference Shares may be effected by surrender of the certificate or certificates representing the same not earlier than 45 days prior to a Conversion Date but not later than the close of business on the 14th day preceding a Conversion Date during usual business hours at any office of any transfer agent of the Corporation at which the Series 8 Preference Shares are transferable accompanied by: (i) payment or evidence of payment of the tax (if any) payable as provided in this Section 5.3; and (ii) a written instrument of surrender in form satisfactory to the Corporation duly executed by the holder, or his attorney duly authorized in writing, in which instrument such holder may also elect to convert part only of the Series 8 Preference Shares represented by such certificate or certificates not theretofore called for redemption in which event the Corporation shall issue and deliver or cause to be delivered to such holder, at the expense of the Corporation, a new certificate representing the Series 8 Preference Shares represented by such certificate or certificates which have not been converted.

          In the event the Corporation is required to convert all remaining outstanding Series 8 Preference Shares into Series 9 Preference Shares on the applicable Conversion Date as provided for in Section 5.2, the Series 8 Preference Shares, in respect of which the holders have not previously elected to convert, shall be converted on the Conversion Date into Series 9 Preference Shares and the holders thereof shall be deemed to be holders of Series 9 Preference Shares at the close of business on the Conversion Date and shall be entitled, upon surrender during usual business hours at any office of any transfer agent of the Corporation at which the Series 8 Preference shares were transferable of the certificate or certificates representing Series 8 Preference Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series 9 Preference Shares in the manner and subject to the terms and provisions as provided in this Section 5.3.

          As promptly as practicable after the applicable Conversion Date, the Corporation shall issue and deliver, or cause to be delivered to or upon the written order of the holder of the Series 8 Preference Shares so surrendered, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such holder representing the number of fully-paid and non-assessable Series 9 Preference Shares and the number of remaining Series 8 Preference Shares, if any, to which such holder is entitled. Such conversion shall be deemed to have been made

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at the close of business on the Conversion Date, so that the rights of the holder of such Series 8 Preference Shares as the holder thereof shall cease at such time and the person or persons entitled to receive Series 9 Preference Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Series 9 Preference Shares at such time.

          The holder of any Series 8 Preference Share on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted into Series 9 Preference Shares after such record date and on or before the date of the payment of such dividend.

          The issuance of certificates for the Series 9 Preference Shares upon the conversion of Series 8 Preference Shares shall be made without charge to the converting holders of Series 8 Preference Shares for any fee or tax in respect of the issuance of such certificates or the Series 9 Preference Shares represented thereby; provided, however, that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Series 9 Preference Shares are issued in respect of the issuance of such Series 9 Preference Shares or the certificate therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name or names other than that of the holder of the Series 8 Preference Shares converted, and the Corporation shall not be required to issue or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

5.4.	Status of Converted Series 8 Preference Shares

          All Series 8 Preference Shares converted into Series 9 Preference Shares on a Conversion Date shall not be cancelled but shall be restored to the status of authorized but unissued shares of the Corporation as at the close of business on the Conversion Date.

6.	Restrictions on Dividends and Retirement of Shares

Without the approval of the holders of the outstanding Series 8 Preference Shares:

(a)	the Corporation shall not declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking junior to the Series 8 Preference Shares) on any shares of the Corporation ranking junior to the Series 8 Preference Shares;

(b)	the Corporation shall not redeem, purchase or otherwise retire or make any capital distribution on or in respect of any shares of the Corporation ranking junior to the Series 8 Preference Shares (except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Series 8 Preference Shares);

(c)	the Corporation shall not purchase or otherwise retire less than all of the Series 8 Preference Shares then outstanding;

(d)	the Corporation shall not redeem, purchase or otherwise retire (except in connection with the exercise of any retraction privilege or mandatory redemption or purchase obligation attaching thereto) any shares of any class or series ranking on a parity with the Series 8 Preference Shares provided that, for greater certainty, the covenant in this Section (d) shall not limit or affect any such action in respect of any class of shares ranking in priority to the Series 8 Preference Shares; or

(e)	the Corporation shall not issue any additional Class A Preference Shares or any shares ranking on a parity with the Series 8 Preference Shares;

unless, in each such case, all dividends on outstanding Series 8 Preference Shares accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid. Any approval of the holders of the Series 8 Preference Shares required to be given pursuant to this Section 6 may be

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given in accordance with Section 10. Notwithstanding the provisions of Section 10, any approval required to be given pursuant to this Section 6 may be given by the affirmative vote of the holders of the majority of the Series 8 Preference Shares present or represented at a meeting or adjourned meeting of the holders of Series 8 Preference Shares duly called for that purpose and at which a quorum is present.

7.	Purchase for Cancellation

          The Corporation may at any time purchase for cancellation the whole or any part of the Series 8 Preference Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the Board of Directors such shares are obtainable plus in each case all accrued and unpaid dividends and costs of purchase.

8.	Voting Rights

          The holders of Series 8 Preference Shares will not be entitled (except as otherwise permitted by law) to receive notice of, attend at, or vote at any meeting of shareholders of the Corporation unless the Corporation fails to pay (i) during the Fixed Rate Period, eight dividends on the Series 8 Preference Shares or (ii) during the Floating Rate Period, 24 dividends on the Series 8 Preference Shares, in each case whether or not consecutive, the holders of the Series 8 Preference Shares shall have the right to receive notice of, and to attend, each meeting of shareholders of the Corporation which takes place more than 60 days after the date on which the failure first occurs (other than a separate meeting of the holders of another series or class of shares) and such holders shall also have the right, at any such meeting, to one vote for each Series 8 Preference Share held (provided that when entitled to vote in the election of directors, holders of Series 8 Preference Shares shall vote together with holders of Class A Limited Voting Shares in the election of one-half of the board of directors), until all such arrears of dividends on the Series 8 Preference Shares shall have been paid whereupon such rights shall cease unless and until the same default shall again arise under the provisions of this Section 8.

9.	Modifications

          The provisions attaching to the Series 8 Preference Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the Business Corporations Act (Ontario), any such approval to be given in accordance with Section 10.

          None of the series provisions of the articles of the Corporation relating to the Series 8 Preference Shares shall be amended or otherwise changed unless, contemporaneously therewith, the series provisions, if any, relating to the Series 9 Preference Shares are, to the extent deemed required by the Corporation, amended or otherwise changed in the same proportion and in the same manner.

10.	Approval of Holders of Series 8 Preference Shares

          Except as otherwise provided herein, any approval of the holders of the outstanding Series 8 Preference Shares with respect to any matters requiring the consent of the holders of the Series 8 Preference Shares with respect to any matters requiring the consent of the holders of the Series 8 Preference Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of outstanding series 8 Preference Shares or passed by the affirmative vote of at least 66-2/3% of the votes cast by the holders of Series 8 Preference Shares who voted in respect of that resolution at a meeting of the holders of the Series 8 Preference Shares duly called for that purpose and at which a quorum as required by the by-laws of the Corporation is present, subject to a minimum requirement that the quorum at the meeting (other than an adjourned meeting), be at least two persons entitled to vote thereat.

          The proxy rules applicable to, the formalities to be observed in respect of the giving notice of, and the formalities to be observed in respect of the conduct of, any meeting or any adjourned meeting of holders of Series 8 Preference Shares shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings

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of shareholders or, if not so prescribed, as required by law. On every poll taken at every meeting of holders of Series 8 Preference Shares, each holder of Series 8 Preference Shares entitled to vote thereat shall have one vote in respect of each $25.00 of the issue price of each Series 8 Preference Share held:

11.	Tax Election

          The Corporation shall elect, in the manner and within the time provided under the Income Tax Act (Canada), under Subsection 191.2(1) of the said Act, or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax at a rate such that no holder of the Series 8 Preference Shares will be required to pay tax on dividends received on the Series 8 Preference Shares under Section 187.2 of Part IV.I of such Act or any successor or replacement provision of similar effect.

12.	Mail Service Interruption

          If the Board of Directors determines that mail service is, or is threatened to be, interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to the holder of any Series 8 Preference Share, whether in connection with the redemption or conversion of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

(a)	give such notice by publication thereof once in a daily English language newspaper of general circulation published in each of Vancouver, Calgary, Winnipeg, Toronto, Montreal and Halifax, and once in a daily French language newspaper published in Montreal and such notice shall be deemed to have been validly given on the day next succeeding its publication in all of such cities; and

(b)	fulfil the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such holder by the transfer agent for the Series 8 Preference Shares at its principal offices in the cities of Vancouver, Toronto and Montreal, and such cheque and/or share certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the Board of Directors determines that mail service is no longer interrupted or threatened to be interrupted, such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by mail as herein provided. In the event that the Corporation is required to mail such cheque or share certificate such mailing shall be made by prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such cheque or share certificate.

13.	Notice of Annual Dividend Rate Applicable to the Series 9 Preference Shares

          Within three business days of the determination of the Annual Dividend Rate (as defined in Section 2.1 of the articles of the Corporation relating to the Series 9 Preference Shares) the Corporation shall give notice thereof to the holders of the Series 8 Preference Shares by publication once in the national edition of the Globe and Mail in the English language and once in the City of Montreal, Québec in both the French and English languages Acute in a daily newspaper of general circulation in Montréal; provided that if any such newspaper is not being generally circulated at that time, such notice shall be published in another equivalent publication.

14.	Interpretation

          In the provisions herein contained attaching to the Series 8 Preference Shares:

(a)	“accrued and unpaid dividends” means: (i) during the Fixed Rate Period, the aggregate of (A) all unpaid dividends on the Series 8 Preference Shares for any Dividend Period and (B) the amount calculated as though dividends on each Series 8 Preference Share had been accruing on a day-to-day basis from and including the date on which the last quarterly dividend was payable to but excluding the date to which the computation of accrued dividends is to be made; and (ii) during the Floating Rate Period, the aggregate of (A) all unpaid dividends on the Series 8 Preference Shares for any Dividend

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Period and (B) the amount calculated as though dividends on each Series 8 Preference Share had been accruing on a day-to-day basis from and including the first day of the Month immediately following the Month with respect to which the dividend was or will be, as the case may be, payable to but excluding the date to which the computation of accrued dividends is to be made;

(b)	“in priority to”, “on a parity with” and “junior to” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs; and

(c)	in the event that any date on which any dividend on the Series 8 Preference Shares is payable by the Corporation, or any date on or by which any other action is required to be taken by the Corporation or the holders of Series 8 Preference Shares hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day. A “business day” shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday at the Corporation’s principal office in Canada.

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CLASS A PREFERENCE SHARES, SERIES 9 ATTRIBUTES

Number and Designation of
and Rights, Privileges, Restrictions and
Conditions Attaching to the Class A Preference Shares, Series 9

              The ninth series of Class A Preference Shares of the Corporation shall consist of 8,000,000 Class A Preference Shares designated as Cumulative Redeemable Class A Preference Shares, Series 9 (“Series 9 Preference Shares”) and, in addition to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares as a class, shall have attached thereto the following rights, privileges restrictions and conditions:

1.	Consideration for Issue

              The consideration for the issue of each Series 9 Preference Share shall be $25.00 or its equivalent in property or past services.

2.	Dividends

2.1.	Definitions

              For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

(a)	“Annual Dividend Rate” means for any Fixed Dividend Rate Period the rate of interest expressed as a percentage per annum (rounded to the nearest one-thousandth (1/1000) of one percent (1%)) which is equal to the Government of Canada Yield multiplied by the Selected Percentage for such Fixed Dividend Rate Period;

(b)	“Dividend Payment Date” means the first day of each of February, May, August and November in each year;

(c)	“Fixed Dividend Rate Period” means for the initial Fixed Dividend Rate Period, the period commencing on November 1, 2001 and ending on the including October 31, 2006, and for each succeeding Fixed Dividend Rate Period, the period commencing on the day immediately following the end of the immediately preceding Fixed Dividend Rate Period and ending on and including October 31, in the fifth year immediately thereafter;

(d)	“Government of Canada Yield” on any date shall mean the average of the yields determined by two registered Canadian investment dealers, selected by the Board of Directors, as being the yield to maturity on such date compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada Bond would carry if issued in Canadian dollars in Canada at 100% of its principal amount on such date with a term to maturity of five years; and

(e)	“Selected Percentage” for each Fixed Dividend Rate Period means that percentage determined by the Board of Directors as set forth in the notice of the holders of the Series 9 Preference Shares given in accordance with the provisions of Section 5.1, which rate of interest shall be not less than 80% of the Government of Canada Yield.

2.2.	General

                The holders of the Series 9 Preference Shares shall be entitled to receive fixed, cumulative, preferred cash dividends, as and when declared by the Board of Directors, out of moneys of the corporation properly applicable to the payment of dividends, in the amount per share per annum determined by multiplying the Annual Dividend Rate by

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$25.00, payable quarterly in respect of each 12 month period on the Dividend Payment Date (less any tax required to be deducted) and shall be calculated on a 365 or 366 day basis, being the actual number of days in the year in which the amount is to be ascertained, by cheque at par in lawful money of Canada at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems desirable.

               Dividends declared on the Series 9 Preference Shares shall (except in case of redemption in which case payment of dividends shall be made on surrender of the certificate representing the Series 9 Preference Shares to be redeemed) be paid by posting in a postage paid envelope addressed to each holder of the Series 9 Preference Shares at the last address of such holder as it appears on the securities register of the Corporation or, in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders, or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, a cheque for such dividends (less any tax required to be deducted) payable to the order of such holder or, in the case of joint holders, to the order of all such holders failing written instructions from them to the contrary. Notwithstanding the foregoing, any dividend cheque may be delivered by the Corporation to a holder of Series 9 Preference Shares at his address as aforesaid. The posting or delivery of such cheque on or before the date on which such dividend is to be paid to a holder of Series 9 Preference Shares shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be deducted as aforesaid) unless such cheque is not paid on due presentation. Subject to applicable law, dividends which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Corporation.

               If on any date on which dividends are to be paid, the dividends accrued to such date are not paid in full on all of the Series 9 Preference Shares then outstanding, such dividends, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the Board of Directors on which the Corporation shall have sufficient monies properly applicable to the payment of such dividends.

               The holders of Series 9 Preference Shares shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for.

2.3.	Calculation of Annual Dividend Rate

               The Corporation shall calculate on the 21st day prior to the first day of each Fixed Dividend Rate Period the Annual Dividend Rate for each Fixed Dividend Rate Period based upon the Selected Percentage and the Government of Canada Yield in effect at 10:00 a.m. (Toronto, Ontario time) on the said 21st day prior to the first day of each Fixed Dividend Rate Period and give notice thereof: (i) within one (1) business day to all stock exchanges in Canada on which the Series 9 Preference Shares are listed for trading or if the Series 9 Preference Shares are not listed on a stock exchange in Canada, to the Investment Dealers Association of Canada; and (ii) within three (3) business days to, except in relation to the initial Fixed Dividend Rate Period, the holders of the Series 9 Preference Shares by publication once in the national edition of the Globe and Mail in the English language and once in the City of Montréal, Québec in both the French and English languages in a daily newspaper of general circulation in Montreal; provided that if any such newspaper is not being generally circulated at that time, such notice shall be published in another equivalent publication.

3.	Rights on Liquidation

               In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation for the purpose of winding up its affairs, the holders of the Series 9 Preference Shares shall be entitled to receive $25.00 per Series 9 Preference Share together with all dividends accrued and unpaid up to but excluding the date of payment or distribution, before any amounts shall be paid or any assets of the Corporation distributed to the holders of any shares ranking junior to the Series 9 Preference Shares. Upon payment of such amounts, the holders of the Series 9 Preference Shares shall not be entitled to share in any further distribution of the assets of the Corporation.

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4.	Redemption at the Option of the Corporation

               The Corporation may not redeem any of the Series 9 Preference Shares prior to November 1, 2006. Subject to applicable law and Section 6 hereof, upon giving notice as hereinafter provided, the Corporation may, on November 1, 2006 or on November 1 in every fifth year thereafter, redeem at any time all, but not less than all, the outstanding Series 9 Preference Shares on payment of $25.00 for each such share to be redeemed together with accrued and unpaid dividends up to but excluding the date fixed for redemption, the whole constituting the redemption price.

               The Corporation shall give notice in writing not less than 45 days nor more than 60 days prior to the date on which the redemption is to take place to each person who at the date of giving such notice is the holder of Series 9 Preference Shares to be redeemed of the intention of the Corporation to redeem such shares; any such notice shall be validly and effectively given on the date on which it is sent and such notice shall be given and sent by posting the same in a postage paid envelope addressed to each holder of Series 9 Preference Shares to be redeemed at the last address of such holder as it appears on the securities register of the Corporation, or in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such holders shall not affect the validity of the redemption as to the other holders of the Series 9 Preference Shares to be redeemed. Such notice shall set out the number of such Series 9 Preference Shares held by the person to whom it is addressed which are to be redeemed and the redemption price and shall also set out the date on which the redemption is to take place, and on and after the date so specified for redemption the Corporation shall pay or cause to be paid to the holders of such Series 9 Preference Shares to be redeemed the redemption price on presentation and surrender, at any place within Canada designated by such notice, of the certificate or certificates for such Series 9 Preference Shares so called for redemption; such payment shall be made by cheque payable at par at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems desirable; from and after the date specified in any such notice, the Series 9 Preference Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be duly made by the Corporation; at any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the redemption price of any or all Series 9 Preference Shares called for redemption with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same, and upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption; after the Corporation has made a deposit as aforesaid with respect to any shares, the holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the holders thereof shall be limited to receiving a proportion of the amounts so deposited applicable to such shares, without interest; any interest allowed on such deposit shall belong to the Corporation. Subject to applicable law, redemption monies that are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed (including monies held in deposit as provided for above) for a period of six years from the date specified for redemption shall be forfeited to the Corporation.

5.	Conversion of Series 9 Preference Shares

5.1.	Conversion at the Option of the Holder

               Holders of Series 9 Preference shares shall have the right, at their option, on November 1, 2006 and on November 1 in every fifth year thereafter (a “Conversion Date”), to convert, subject to the terms and provisions hereof, all or any Series 9 Preference Shares registered in their name into Series 8 Preference Shares of the Corporation on the basis of one (1) Series 8 Preference Share for each Series 9 Preference Share. The Corporation shall give notice in writing to the then holders of the Series 9 Preference Shares of the Selected Percentage determined by the Board of Directors to be applicable for the next succeeding Fixed Dividend Rate Period and of the conversion right provided for herein; such notice shall be given by posting the same in a postage paid envelope addressed to each holder of the Series 9 Preference Shares at the last address of such holder as it appears on the securities register of the Corporation, or in the

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case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders or, in the event of the address of any holder not so appearing then to the address of such holder last known to the Corporation. Such notice shall set out the Conversation Date and shall be given not less than 45 days nor more than 60 days prior to the applicable Conversation Date.

               If the Corporation gives notice as provided in Section 4 to the holders of the Series 9 Preference Shares of the redemption of all the Series 9 Preference Shares, the Corporation shall not be required to give notice as provided in this Section 5.1 to the holders of the Series 9 Preference Shares of a Selected Percentage, of the conversion right or of the Conversion Date and the right of any holder of Series 9 Preference Shares to convert such Series 9 Preference Shares as herein provided shall cease and terminate in that event.

               Holders of Series 9 Preference Shares shall not be entitled to convert their shares into Series 8 Preference Shares if, following the close of business on the 14th day preceding a Conversation Date, the Corporation determines that there would remain outstanding on the Conversion Date less than 500,000 Series 8 Preference Shares after taking into account all Series 9 Preference Shares tendered for conversion into Series 8 Preference Shares and all Series 8 Preference Shares tendered for conversion into Series 9 Preference Shares. The Corporation shall give notice in writing thereof, in accordance with the provisions of the first paragraph of this Section 5.1, to all affected holders of Series 9 Preference Shares at least seven (7) days prior to the applicable Conversion Date and will issue and deliver, or cause to be delivered, prior to such Conversion Date, at the expense of the Corporation, to such holders of Series 9 Preference Shares who have surrendered for conversion any certificate or certificates representing Series 9 Preference Shares, new certificates representing the Series 9 Preference Shares represented by any certificate or certificates surrendered as aforesaid.

5.2.	Automatic Conversion

               Subject to applicable law, if following the close of business on the 14th day preceding a Conversion Date the Corporation determines that there would remain outstanding on the Conversion Date less than 500,000 Series 9 Preference Shares after taking into account all Series 9 Preference Shares tendered for conversion into Series 8 Preference Shares and all Series 8 Preference Shares tendered for conversion into Series 9 Preference Shares, then, all, but not part, of the remaining outstanding Series 9 Preference Shares shall automatically be converted into Series 8 Preference Shares on the basis of one (1) Series 8 Preference Share for each Series 9 Preference Share on the applicable Conversion Date and the Corporation shall give notice in writing thereof, in accordance with the provisions of Section 5.1, to the holders of such remaining Series 9 Preference Shares at least seven (7) days prior to the Conversion Date.

5.3.	Manner of Exercise of Conversion Privilege

               The conversion of Series 9 Preference Shares may be effected by surrender of the certificate or certificates representing the same not earlier than 45 days prior to a Conversion Date but not later than the close of business on the 14th day prior to a Conversion Date during usual business hours at any office of any transfer agent of the Corporation at which the Series 9 Preference Shares are transferable accompanied by: (i) payment or evidence of payment of the tax (if any) payable as provided in this Section 5.3; and (ii) a written instrument of surrender in form satisfactory to the Corporation duly executed by the holder, or his attorney duly authorized in writing, in which instrument such holder may also elect to convert part only of the Series 9 Preference Shares represented by such certificate or certificates not theretofore called for redemption in which event the Corporation shall issue and deliver or cause to be delivered to such holder, at the expense of the Corporation, a new certificate representing the Series 9 Preference Shares represented by such certificate or certificates which have not been converted.

               In the event the Corporation is required to convert all remaining outstanding Series 9 Preference Shares into Series 8 Preference Shares on the applicable Conversion Date as provided for in Section 5.2, the Series 9 Preference Shares in respect of which the holders have not previously elected to convert, shall be converted on the Conversion Date into Series 8 Preference Shares and the holders thereof shall be deemed to be holders of Series 8 Preference Shares at the close of business on the Conversion Date and shall be entitled, upon surrender during usual business hours at any office of any transfer agent of the Corporation at which the Series 9 Preference Shares were transferable of the certificate or certificates representing Series 9 Preference Shares not previously surrendered for

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conversion, to receive a certificate or certificates representing the same number of Series 8 Preference Shares in the manner and subject to the terms and provisions as provided in this Section 5.3.

               As promptly as practicable after the Conversion Date, the Corporation shall issue and deliver, or cause to be delivered to or upon the written order of the holder of the Series 9 Preference Shares so surrendered, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such holder representing the number of fully-paid and non-assessable Series 8 Preference Shares and the number of remaining Series 9 Preference Shares, if any, to which such holder is entitled. Such conversion shall be deemed to have been made at the close of business on the Conversion Date, so that the rights of the holder of such Series 9 Preference Shares as the holder thereof shall cease at such time and the person or persons entitled to receive Series 8 Preference Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Series 8 Preference Shares at such time.

               The holder of any Series 9 Preference Share on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted into Series 8 Preference Shares after such record date and on or before the date of the payment of such dividend.

               The issuance of certificates for the Series 8 Preference Shares upon the conversion of Series 9 Preference Shares shall be made without charge to the converting holders of Series 9 Preference Shares for any fee or tax in respect of the issuance of such certificates or the Series 8 Preference Shares represented thereby; provided, however, that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Series 8 Preference Shares are issued in respect of the issuance of such Series 8 Preference Shares or the certificate therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in the name or names other than that of the holder of the Series 9 Preference Shares converted, and the Corporation shall not be required to issue or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

5.4.	Status of Converted Series 9 Preference Shares

               All Series 9 Preference Shares converted into Series 8 Preference Shares on a Conversion Date shall not be cancelled but shall be restored to the status of authorized but unissued shares of the Corporation as at the close of business on the Conversion Date.

6.	Restrictions on Dividends and Retirement of Shares

Without the approval of the holders of outstanding Series 9 Preference Shares:

(a)	the Corporation shall not declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking junior to the Series 9 Preference Shares) on any shares of the Corporation ranking junior to the Series 9 Preference Shares;

(b)	the Corporation shall not redeem, purchase or otherwise retire or make any capital distribution on or in respect of any shares of the Corporation ranking junior to the Series 9 Preference Shares (except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Series 9 Preference Shares);

(c)	the Corporation shall not purchase or otherwise retire less than all of the Series 9 Preference Shares then outstanding;

(d)	the Corporation shall not redeem, purchase or otherwise retire (except in connection with the exercise of any retraction privilege or any mandatory redemption or purchase obligation attaching thereto) any shares of any class or series ranking on a parity with the Series 9 Preference Shares provided that, for greater certainty, the covenant in this Section (d) shall not limit or affect any such action in respect of any class of shares ranking in priority to the Series 9 Preference Shares; or

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(e)	the Corporation shall not issue any additional Class A Preference Shares or any shares ranking on a parity with the Series 9 Preference Shares;

unless, in each such case, all dividends on outstanding Series 9 Preference Shares accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid. Any approval of the holders of the Series 9 Preference Shares required to be given pursuant to Section 6 may be given in accordance with Section 10. Notwithstanding the provisions of Section 10, any approval required to be given pursuant to this Section 6 may be given by the affirmative vote of the holders of the majority of the Series 9 Preference Shares present or represented at a meeting or adjourned meeting of the holders of Series 8 Preference Shares duly called for that purpose and at which a quorum is present.

7.	Purchase for Cancellation

               The Corporation may at any time purchase for cancellation the whole or any part of the Series 9 Preference Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the Board of Directors such shares are obtainable plus in each case all accrued and unpaid dividends and costs of purchase.

8.	Voting Rights

               The holders of Series 9 Preference Shares will not be entitled (except as otherwise permitted by law) to receive notice of, attend at, or vote at any meeting of shareholders of the Corporation unless the Corporation fails to pay eight (8) dividends on the Series 9 Preference Shares, whether or not consecutive, the holders of the Series 9 Preference Shares shall have the right to receive notice of, and to attend, each meeting of shareholders of the Corporation which takes place more than 60 days after the date on which the failure first occurs (other than a separate meeting of the holders of another series or class of shares) and such holders shall have the right, at any such meeting, to one (1) vote for each Series 9 Preference Shares held (provided that when entitled to vote in the election of directors, holders of Series 9 Preference Shares shall vote together with holders of Class A Limited Voting Shares in the election of one-half of the board of directors), until all such arrears of dividends on the Series 9 Preference Shares shall have been paid whereon such rights shall cease unless and until the same default shall again arise under the provisions of this Section 8.

9.	Modifications

               The provisions attaching to the Series 9 Preference Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the Business Corporations Act (Ontario), any such approval to be given in accordance with Section 10.

               None of the series provisions of the articles of the Corporation relating to the Series 9 Preference Shares shall be amended or otherwise changed unless, contemporaneously therewith, the series provisions, if any, relating to the Series 8 Preference Shares are, to the extent deemed required by the Corporation, amended or otherwise changed in the same proportion and in the same manner.

10.	Approval of Holders of Series 9 Preference Shares

10.1.	Approval

               Except as otherwise provided herein, any approval of the holders of the outstanding Series 9 Preference Shares with respect to any matters requiring the consent of the holders of the Series 9 Preference Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by a resolution signed by all the holders of outstanding Series 9 Preference Shares or passed by the affirmative vote of at least 66 2/3% of the votes cast by the holders of Series 9 Preference Shares who voted in respect of that resolution at a meeting of the holders of the Series 9 Preference Shares duly called for that purpose and at which a quorum as required

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by the by-laws of the Corporation is present, subject to a minimum requirement that the quorum at the meeting (other than an adjourned meeting) be at least two persons entitled to vote thereat.

102.	Formalities, etc.

               The proxy rules applicable to, the formalities to be observed in respect of the giving notice of, and the formalities to be observed in respect of the conduct of, any meeting or any adjourned meeting of holders of Series 9 Preference Shares shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders or, if not so prescribed, as required by law. On every poll taken at every meeting of holders of Series 9 Preference Shares, each holder of Series 9 Preference Shares entitled to vote thereat shall have one vote in respect of each $25.00 of the issue price of each Series 9 Preference Share held.

11.	Tax Election

               The Corporation shall elect, in the manner and within the time provided under the Income Tax Act (Canada), under Subsection 191.2(1) of the said Act, or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax at a rate such that no holder of the Series 9 Preference Shares will be required to pay tax on dividends received on the Series 9 Preference Shares under Section 187.2 of Part IV.l of such Act or any successor or replacement provision of similar effect.

12.	Mail Service Interruption

               If the Board of Directors determines that mail service is or is threatened to be interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to the holder of any Series 9 Preference Share, whether in connection with the redemption or conversion of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

(a)	give such notice by publication thereof once in a daily English language newspaper of general circulation published in each of Vancouver, Calgary, Winnipeg, Toronto, Montreal and Halifax, and once in a daily French language newspaper published in Montreal and such notice shall be deemed to have been validly given on the day next succeeding its publication in all of such cities; and

(b)	fulfil the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such holder by the transfer agent for the Series 9 Preference Shares at its principal offices in the cities of Vancouver, Toronto and Montreal, and such cheque and/or share certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (i) above, provided that as soon as the Board of Directors determines that mail service is no longer interrupted or threatened to be interrupted, such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by mail as herein provided. In the event that the Corporation is required to mail such cheque or share certificate, such mailing shall be made by prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such cheque or share certificate.

13.	Interpretation

                In the provisions herein contained attaching to the Series 9 Preference Shares:

(a)	“accrued and unpaid dividends” means the aggregate of: (i) all unpaid dividends on the Series 9 Preference Shares for any quarterly period; and (ii) the amount calculated as though dividends on each Series 9 Preference Share had been accruing on a day-to-day basis from and including the date on which the last quarterly dividend was payable to but excluding the date to which the computation of accrued dividends is to be made;

(b)	“in priority to”, “on a parity with” and “junior to” have reference to the order of priority in payment of

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dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs; and

(c)	in the event that any date on which any dividend on the Series 9 Preference Shares is payable by the Corporation, or any date on or by which any other action is required to be taken by the Corporation or the holders of Series 9 Preference Shares hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day. A “business day” shall be a day other than a Saturday, a Sunday , or any other day that is treated as a holiday at the Corporation’s principal office in Canada.

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Number and Designation of
and Rights, Privileges, Restrictions and
Conditions Attaching to the Class A Preference Shares, Series 10

     The tenth series of Class A Preference Shares of the Corporation shall consist of 10,000,000 Class A Preference Shares designated as Class A Preference Shares, Series 10 (“Series 10 Preference Shares”) and, in addition to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1.	Consideration for Issue

     The consideration for the issue of each Series 10 Preference Share shall be $25.00 or its equivalent in property or past services.

2.	Dividends

2.1.	Definitions

     For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

(a)	“Dividend Payment Date” in respect of the dividends payable on the Series 10 Preference Shares means the last day of each of March, June, September and December in each year.

(b)	“Dividend Period” means the period from and including the date of initial issue of the Series 10 Preference Shares up to but excluding September 30, 2001 and, thereafter, the period from and including a Dividend Payment Date up to but excluding the next succeeding Dividend Payment Date.

2.2.	Cumulative Preferential Dividends

     The holders of Series 10 Preference Shares (the “Holders”) shall be entitled to receive, and the Corporation shall pay thereon, if, as and when declared by the Board of Directors, out of moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends (the “Series 10 Dividends”) payable quarterly, with respect to each Dividend Period, on the Dividend Payment Date immediately following each such Dividend Period at the rate of $1.4375 per Series 10 Preference Share per annum accruing daily from the date of issue (less any tax required to be deducted) which shall be calculated on a 365 or 366 day basis, being the actual number of days in the year in which the amount is to be ascertained, by cheque at par in lawful money of Canada at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems desirable.

     Series 10 Dividends shall (except in case of redemption in which case payment of Series 10 Dividends shall be made on surrender of the certificate representing the Series 10 Preference

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Shares to be redeemed) be paid by posting in a postage paid envelope addressed to each Holder at the last address of such Holder as it appears on the securities register of the Corporation or, in the case of joint Holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint Holders, or, in the event of the address of any Holder not so appearing, then to the address of such Holder last known to the Corporation, a cheque for such Series 10 Dividends (less any tax required to be deducted) payable to the order of such Holder or, in the case of joint Holders, to the order of all such Holders failing written instructions from them to the contrary. Notwithstanding the foregoing, any dividend cheque may be delivered by the Corporation to a Holder at his address as aforesaid. The posting or delivery of such cheque on or before the date on which such dividend is to be paid to a Holder shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be deducted as aforesaid) unless such cheque is not paid on due presentation. Subject to applicable law, dividends which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Corporation.

     If on any Dividend Payment Date, the Series 10 Dividends accrued to such date are not paid in full on all of the Series 10 Preference Shares then outstanding, such Series 10 Dividends, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the Board of Directors on which the Corporation shall have sufficient monies properly applicable to the payment of such Series 10 Dividends.

     The Holders shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for.

2.3.	Dividend for Other than a Full Dividend Period

     The Holders shall be entitled to receive, and the Corporation shall pay thereon, if, as and when declared by the Board of Directors, out of moneys of the Corporation properly applicable to the payment of dividends, cumulative preferential cash dividends for any period which is more or less than a full Dividend Period as follows:

(a)	in respect of the period beginning on and including the date of initial issue of the Series 10 Preference Shares to but excluding September 30, 2001 (the “Initial Dividend Period”), a dividend in an amount per Series 10 Preference Share equal to the amount obtained (rounded to four decimal places) when $1.4375 is multiplied by a fraction, the numerator of which is the number of calendar days from and including the date of issue of the Series 10 Preference Shares up to but excluding September 30, 2001 and the denominator of which is 365. The Series 10 Dividend payable for the Initial Dividend Period, payable as of September 30, 2001, as calculated by this method shall be $0.0512 per Series 10 Preference Share; and

(b)	in respect of any period other than the Initial Dividend Period that is more or less than a full Dividend Period, a dividend in an amount per Series 10 Preference

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Share equal to the amount obtained (rounded to four decimal places) when $1.4375 is multiplied by a fraction, the numerator of which is the number of calendar days in the relevant period (which shall include the first day of such period but exclude the last day of such period) and the denominator of which is the number of calendar days in the year in which such period falls.

3.	Rights on Liquidation

     In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation for the purpose of winding up its affairs, the Holders shall be entitled to receive $25.00 per Series 10 Preference Share, together with all Series 10 Dividends accrued and unpaid up to the date of payment or distribution, before any amounts shall be paid or any assets of the Corporation distributed to the holders of any shares ranking junior to the Series 10 Preference Shares. Upon payment of such amounts, the Holders shall not be entitled to share in any further distribution of the assets of the Corporation.

4.	Redemption at the Option of the Corporation

     The Corporation may not redeem any of the Series 10 Preference Shares prior to September 30, 2008. On or after this date, the Corporation may, subject to applicable law and to the provisions described under Section 6 below, upon giving notice as hereinafter provided, at its option, at any time redeem all, or from time to time any part, of the outstanding Series 10 Preference Shares by the payment of an amount in cash for each such Series 10 Preference Share so redeemed of:

(a)	$25.75 if redeemed before September 30, 2009;

(b)	$25.50 if redeemed on or after September 30, 2009, but before September 30, 2010;

(c)	$25.25 if redeemed on or after September 30, 2010, but before September 30, 2011; and

(d)	$25.00 if redeemed on or after September 30, 2011;

in each case, together with all accrued and unpaid Series 10 Dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by the Corporation) (the “Redemption Price”).

     If less than all of the then outstanding Series 10 Preference Shares are at any time to be redeemed, then the particular Series 10 Preference Shares to be redeemed shall be selected on a pro rata basis.

     The Corporation shall give notice in writing not less than 30 days nor more than 60 days prior to the date on which the redemption is to take place of its intention to redeem such Series 10 Preference Shares to each person who at the date of giving such notice is the Holder of Series

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10 Preference Shares to be redeemed; any such notice shall be validly and effectively given on the date on which it is sent and such notice shall be given and sent by posting the same in a postage paid envelope addressed to each Holder of Series 10 Preference Shares to be redeemed at the last address of such Holder as it appears on the securities register of the Corporation, or in the case of joint Holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint Holders or, in the event of the address of any Holder not so appearing, then to the address of such Holder last known to the Corporation, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such Holders shall not affect the validity of the redemption as to the other Holders of the Series 10 Preference Shares to be redeemed. Such notice shall set out the number of such Series 10 Preference Shares held by the person to whom it is addressed which are to be redeemed and the Redemption Price and shall also set out the date on which the redemption is to take place, and on and after the date so specified for redemption the Corporation shall pay or cause to be paid to the Holders to be redeemed the Redemption Price on presentation and surrender, at any place within Canada designated by such notice, of the certificate or certificates for such Series 10 Preference Shares so called for redemption; such payment shall be made by cheque payable at par at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems desirable; from and after the date specified in any such notice, the Series 10 Preference Shares called for redemption shall cease to be entitled to Series 10 Dividends and the Holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof, except to receive the Redemption Price therefor, unless payment of the Redemption Price shall not be duly made by the Corporation; at any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the Redemption Price of any or all Series 10 Preference Shares called for redemption with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective Holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same, and upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption; after the Corporation has made a deposit as aforesaid with respect to any shares, the Holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the Holders thereof shall be limited to receiving a proportion of the amounts so deposited applicable to such shares, without interest; any interest allowed on such deposit shall belong to the Corporation. Subject to applicable law, redemption monies that are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed (including monies held in deposit as provided for above) for a period of six years from the date specified for redemption shall be forfeited to the Corporation.

5.	Conversion of Series 10 Preference Shares

5.1.	Conversion at the Option of the Corporation

      The Series 10 Preference Shares shall not be convertible at the option of the Corporation prior to September 30, 2008. On and after September 30, 2008, the Corporation may, subject, if required, to the receipt of stock exchange and other regulatory approvals, and upon notice as

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hereinafter described, convert all, or from time to time any part, of the then outstanding Series 10 Preference Shares into that number of freely-tradable Class A Limited Voting Shares determined (per Series 10 Preference Share) by dividing the Redemption Price that would be applicable on the Corporation’s Conversion Date (as hereinafter defined), together with accrued and unpaid dividends up to but excluding the Corporation’s Conversion Date, by the greater of $2.00 or 95% of the weighted average trading price of the Class A Limited Voting Shares on The Toronto Stock Exchange for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (the “Current Market Price”). Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 10 but in lieu thereof the Corporation will make cash payments in the manner set out in Section 5.3 below. Such conversion shall be deemed to have been made at the close of business on the Corporation’s Conversion Date, so that the rights of the Holder of such Series 10 Preference Shares as the Holder thereof shall cease at such time and the person or persons entitled to receive Class A Limited Voting Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Class A Limited Voting Shares at such time.

     Upon exercise by the Corporation of its right to convert Series 10 Preference Shares into Class A Limited Voting Shares, the Corporation is not required to issue Class A Limited Voting Shares to any person whose address is in, or whom the Corporation or its transfer agent has reason to believe is a resident of, any jurisdiction outside of Canada, to the extent that such issue would require compliance by the Corporation with the securities or other laws of such jurisdiction.

     The Corporation shall give written notice to each Holder whose shares are to be converted, which notice (the “Corporation’s Conversion Notice”) shall specify the number of Series 10 Preference Shares held by such Holder that will be converted and the date fixed by the Corporation for conversion (the “Corporation’s Conversion Date”), and which shall be given not more than 60 calendar days and not less than 30 calendar days prior to such Corporation’s Conversion Date.

     If less than all of the then outstanding Series 10 Preference Shares are at any time to be converted at the option of the Corporation, then the particular Series 10 Preference Shares to be so converted shall be selected on a pro rata basis.

     Series 10 Preference Shares that are the subject of a Corporation’s Conversion Notice shall be converted effective on the Corporation’s Conversion Date.

     The Corporation cannot exercise its conversion rights hereunder in respect of any Series 10 Preference Shares that are the subject of a Holder’s Conversion Notice under Section 5.2 below.

5.2.	Conversion at the Option of the Holder

     Subject to applicable law and to the option of the Corporation in Section 5.4, on each Dividend Payment Date on or after March 31, 2012, Holders, upon notice as hereinafter

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described, may convert all or any part of the then outstanding Series 10 Preference Shares registered in the name of the Holder into that number of freely-tradable Class A Limited Voting Shares determined (per Series 10 Preference Share) by dividing $25.00, together with all accrued and unpaid Series 10 Dividends up to but excluding the Holder’s Conversion Date (as hereinafter defined), by the greater of $2.00 or 95% of the Current Market Price. Fractional Class A Limited Voting Shares will not be issued on any conversion of Series 10 Preference Shares but in lieu thereof the Corporation will make cash payments in the manner set out in Section 5.3 below. Such conversion shall be deemed to have been made at the close of business on the Holder’s Conversion Date, so that the rights of the Holder of such Series 10 Preference Shares as the Holder thereof shall cease at such time and the person or persons entitled to receive Class A Limited Voting Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Class A Limited Voting Shares at such time.

     In order to exercise its conversion rights, the Holder shall give written notice to the Corporation at the registered office of the Corporation or the principal transfer office of the transfer agent for the Series 10 Preference Shares in the City of Toronto (the “Holder’s Conversion Notice”), which Holder’s Conversion Notice shall specify the number of Series 10 Preference Shares (the “Subject Shares”) held by such Holder which shall be converted on the Dividend Payment Date chosen by the Holder for conversion (the “Holder’s Conversion Date”).’ The Holder’s Conversion Notice shall be given at least 30 calendar days prior to such Holder’s Conversion Date and shall be irrevocable.

     Upon exercise by the Holder of its right to convert Series 10 Preference Shares into Class A Limited Voting Shares, the Corporation is not required to issue Class A Limited Voting Shares to any person whose address is in, or whom the Corporation or its transfer agent has reason to believe is a resident of, any jurisdiction outside of Canada, to the extent that such issue would require compliance by the Corporation with the securities or other laws of such jurisdiction.

     If the Corporation gives notice as provided in Section 4 to a Holder of the redemption of Series 10 Preference Shares prior to that Holder giving a Holder’s Conversion Notice to the Corporation, the right of that Holder to convert such Series 10 Preference Shares as herein provided shall cease and terminate in that event.

     5.3. Delivery of Certificates Representing Class A Limited Voting Shares

     The Corporation shall, on presentation and surrender at the head office of the Corporation, the principal transfer office of the transfer agent for the Series 10 Preference Shares in the City of Toronto, or such other place or places in Canada as the Corporation may agree, of the certificate or certificates representing the Series 10 Preference Shares being converted by the Corporation or the Holder, give or cause to be given, on the applicable Corporation’s Conversion Date or Holder’s Conversion Date, as the case may be, to each Holder of Series 10 Preference Shares being converted or as such Holder may have otherwise directed:

(a)	a certificate representing the whole number of Class A Limited Voting Shares into which such Series 10 Preference Shares being converted are to be converted,

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registered in the name of the Holder, or as such Holder may have otherwise directed; and

(b)	in lieu of the issuance of a fractional Class A Limited Voting Share, a cheque in an amount equal to the product of the fractional remainder, if any (rounded to four decimal places), produced by the conversion formula set forth in Section 5.1 or Section 5.2 above, as the case may be, multiplied by the greater of $2.00 or 95% of the then Current Market Price.

      If on any conversion under Section 5.1 or 5.2, less than all of the Series 10 Preference Shares represented by any certificate are to be converted, a new certificate representing the balance of such Series 10 Preference Shares shall be issued by the Corporation without cost to the Holder.

      The Holder of any Series 10 Preference Share on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted into Class A Limited Voting Shares after such record date and on or before the date of the payment of such dividend.

      The issuance of certificates for the Class A Limited Voting Shares upon the conversion of Series 10 Preference Shares shall be made without charge to the Holders for any fee or tax in respect of the issuance of such certificates or the Class A Limited Voting Shares represented thereby; provided, however, that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Class A Limited Voting Shares are issued in respect of the issuance of such Class A Limited Voting Shares or the certificate therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in the name or names other than that of the Holder or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

      5.4.  Option of the Corporation

     If a Holder gives a Holder’s Conversion Notice to the Corporation, subject to the provisions described in Section 6 below, as applicable, the Corporation may, at its option, on notice to such Holder in the manner described in this Section 5.4, either (i) redeem on the first business day after the Holder’s Conversion Date all or any part of the Subject Shares, or (ii) cause the Holder to sell on the first business day after the Holder’s Conversion Date all or any part of the Subject Shares to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase any or all of such Subject Shares is or are found by the Corporation pursuant to this Section 5.4. The proportion of the Subject Shares which are either redeemed, purchased or converted on that Conversion Date shall, to the extent practicable, be the same for each holder delivering a Conversion Notice.

     If the Corporation elects to redeem for cash or arrange for the purchase of any Subject Shares, then the Corporation shall, not less than 20 calendar days prior to the Holder’s

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Conversion Date, give written notice to all Holders of the Subject Shares stating the number of Subject Shares to be redeemed for cash by the Corporation, the number of Subject Shares to be sold to another purchaser, and the number of Subject Shares to be converted into Class A Limited Voting Shares pursuant to the Holder’s Conversion Notice, such that all of the Subject Shares are either redeemed, purchased or converted on the Holder’s Conversion Date.

     If the Corporation elects to redeem for cash or arrange for the purchase of any Subject Shares, then the Corporation shall pay or cause to be paid, in respect of those Subject Shares to be redeemed for cash or purchased, on presentation and surrender at the head office of the Corporation, the principal transfer office of the transfer agent for the Series 10 Preference Shares in the City of Toronto, or such other place or places in Canada as the Corporation may agree, of the certificate or certificates representing such Subject Shares, on the Holder’s Conversion Date, to the Holder of the Subject Shares or as such Holder may have otherwise directed, an amount equal to $25.00 plus all accrued and unpaid Series 10 Dividends up to but excluding the Holder’s Conversion Date for each Subject Share being redeemed or purchased, and each such Subject Share shall be deemed to have been redeemed or purchased, but not converted, as the case may be, on the Holder’s Conversion Date. Payment under this Section 5.4 shall be made by cheque in accordance with Section 5.5 hereof.

     If the Corporation elects to redeem for cash or arrange for the purchase of some, but not all, of the Subject Shares, then the Corporation shall, in respect of those Subject Shares to be converted into Class A Limited Voting Shares, give or cause to be given to the Holder of such Subject Shares the certificate or certificates representing such Class A Limited Voting Shares and, if applicable, a cheque in lieu of a fractional Class A Limited Voting Share, all in accordance with the procedures set forth in Section 5.3.

     5.5.  Payment by Cheque

     Any amounts that are paid by the Corporation to Holders in respect of the payment of (i) a redemption or purchase amount under Section 5.4, or (ii) a cash amount in lieu of the issuance of a fractional Class A Limited Voting Share under Sections 5.1 or 5.2, shall be paid by cheques drawn on a Canadian chartered bank and payable in lawful money of Canada at any branch of such bank in Canada, and the delivery or mailing of any such cheque to a Holder shall constitute a full and complete discharge of the Corporation’s obligation to pay such amounts (plus any tax required to be and in fact deducted and withheld therefrom and remitted to the proper taxing authority), unless such cheque is not honoured when presented for payment.

6.	Restrictions on Dividends and Retirement and Issue of Shares

       So long as any of the Class A Preference Shares, Series 10 are outstanding, the Corporation shall not, without the approval of the Holders:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Series 10 Preference Shares) on any shares of the Corporation ranking as to dividends junior to the Series 10 Preference Shares;

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(b)	except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking as to return of capital and dividends junior to the Series 10 Preference Shares, redeem or call for redemption, purchase or otherwise pay off or retire any shares of the Corporation ranking as to capital junior to the Series 10 Preference Shares;

(c)	redeem or call for redemption, purchase or otherwise retire for value less than all of the Series 10 Preference Shares then outstanding;

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off or retire any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Series 10 Preference Shares; or

(e)	issue any additional Series 10 Preference Shares or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Series 10 Preference Shares;

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Series 10 Preference Shares and on all other shares of Brascan ranking prior to or on a parity with the Series 10 Preference Shares with respect to the payment of dividends have been declared paid or set apart for payment.

7.	Purchase for Cancellation

     Subject to applicable law and to the provisions described in Section 6 above, the Corporation may at any time purchase for cancellation the whole or any part of the Series 10 Preference Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which, in the opinion of the Board of Directors of the Corporation such shares are obtainable.

8.	Voting Rights

     The Holders will not be entitled (except as otherwise permitted by law) to receive notice of, attend at, or vote at any meeting of shareholders of the Corporation unless the Corporation fails to pay eight (8) Series-10-Dividends, whether or not consecutive, and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of Series 10 Dividends. In the event of such non-payment, the Holders shall have the right to receive notice of, and to attend, each meeting of shareholders of the Corporation which takes place more than 60 days after the date on which the failure first occurs (other than a separate meeting of the holders of another series or class of shares) and such Holders shall have the right, at any such meeting, to one (1) vote for each Series 10 Preference Share held (provided that when entitled to vote in the election of directors, holders shall vote

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together with holders of Class A Limited Voting Shares in the election of one-half of the board of directors), until all such arrears of Series 10 Dividends shall have been paid whereon such rights shall cease unless and until the same default shall again arise under the provisions of this Section 8.

9.	Modifications

     The provisions attaching to the Series 10 Preference Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the Business Corporations Act (Ontario), any such approval to be given in accordance with Section 10.

10.	Approval of Holders of Series 10 Preference Shares

10.1.	Approval

     Except as otherwise provided herein, any approval of the Holders with respect to any matters requiring the consent of the Holders may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by a resolution signed by all the Holders or passed by the affirmative vote of at least 66 2/3% of the votes cast by the Holders who voted in respect of that resolution at a meeting of the Holders duly called for that purpose and at which the Holders of a majority of the outstanding Series 10 Preference Shares are present or represented by proxy. If at any such meeting the Holder(s) of a majority of the outstanding Series 10 Preference Shares are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 15 days thereafter and to such time and place as may be designated by the chairman of such meeting, and not less than 10 days’ written notice shall be given of such adjourned meeting. At such adjourned meeting, the Holders(s) of Series 10 Preference Shares represented in person or by proxy may transact the business for which the meeting was originally called.

10.2.	Formalities, etc.

     The proxy rules applicable to, the formalities to be observed in respect of the giving notice of, and the formalities to be observed in respect of the conduct of, any meeting or any adjourned meeting of holders shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders or, if not so prescribed, as required by law. On every poll taken at every meeting of Holders, each Holder entitled to vote thereat shall have one vote in respect of each $25.00 of the issue price of each Series 10 Preference Share held.

11.	Tax Election

     The Corporation shall elect, in the manner and within the time provided under the Income Tax Act (Canada), under Subsection 191.2(1) of the said Act, or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax at a rate such that no Holder will be required to pay tax on dividends received on the Series 10 Preference

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Shares under Section 187.2 of Part IV.I of such Act or any successor or replacement provision of similar effect.

12.	Mail Service Interruption

     If the Board of Directors determines that mail service is or is threatened to be interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to a Holder, whether in connection with the redemption or conversion of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

(a)	give such notice by publication thereof once in a daily English language newspaper of general circulation published in each of Vancouver, Calgary, Winnipeg, Toronto, Montreal and Halifax, and once in a daily French language newspaper published in Montreal and such notice shall be deemed to have been validly given on the day next succeeding its publication in all of such cities; and

(b)	fulfill the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such Holder by the transfer agent for the Series 10 Preference Shares at its principal offices in the cities of Vancouver, Toronto and Montreal, and such cheque and/or share certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (i) above, provided that as soon as the Board of Directors determines that mail service is no longer interrupted or threatened to be interrupted, such cheque or share certificate, if not theretofore delivered to such Holder, shall be sent by mail as herein provided. In the event that the Corporation is required to mail such cheque or share certificate, such mailing shall be made by prepaid mail to the registered address of each person who at the date of mailing is a registered Holder and who is entitled to receive such cheque or share certificate.

13.	Interpretation

In the provisions herein contained attaching to the Series 10 Preference Shares:

(a)	“accrued and unpaid dividends” means the aggregate of: (i) all unpaid dividends on the Series 10 Preference Shares for any quarterly period; and (ii) the amount calculated as though dividends on each Series 10 Preference Share had been accruing on a day-to-day basis from and including the date on which the last quarterly dividend was payable up to and including the date to which the computation of accrued dividends is to be made;

(b)	“in priority to”, “on a parity with” and “junior to” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs; and

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(c)	in the event that any date on which any dividend on the Series 10 Preference Shares is payable by the Corporation, or any date on or by which any other action is required to be taken by the Corporation or the Holders hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day. A “business day” shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday in the province of Ontario.

14.	Book-Entry Only System

     If the Series 10 Preference Shares are held through the book-entry only system of the Canadian Depository for Securities (“CDS”), then the beneficial owner thereof shall provide instructions only by such beneficial owner providing instructions to the CDS Participant through whom such beneficial owner holds such Series 10 Preference Shares. Beneficial owners of Series 10 Preference Shares will not have the right to receive share certificates representing their ownership of the shares.

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Number and Designation of and Rights, Privileges, Restrictions and Conditions
Attaching to the Non-Cumulative Class A Preference Shares, Series 11

     The eleventh series of Class A Preference Shares of the Corporation shall consist of 31,500,000 Class A Preference Shares designated as Class A Preference Shares, Series 11 (“Series 11 Preference Shares”) and, in addition to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1. Consideration for Issue

     The consideration for the issue of each Series 11 Preference Share shall be $25.00 or its equivalent in property or past services.

2. Dividends

     2.1. Definitions

     For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

(a)	“Dividend Payment Date” in respect of the dividends payable on the Series 11 Preference Shares means the last day of each of March, June, September and December in each year.

(b)	“Dividend Period” means the period from and including the date of initial issue of the Series 11 Preference Shares up to but excluding the later of (a) the date of a certificate of amendment under the Business Corporations Act (Ontario) in respect of these articles of amendment, and (b) September 30, 2002 and, thereafter, the period from and including a Dividend Payment Date up to but excluding the next succeeding Dividend Payment Date.

     2.2. Non-Cumulative Preferential Dividends

     The holders of Series 11 Preference Shares (the “Holders”) shall be entitled to receive, and the Corporation shall pay thereon, if, as and when declared by the Board of Directors, out of moneys of the Corporation properly applicable to the payment of dividends, fixed non- cumulative preferential cash dividends (the “Series 11 Dividends”) payable, with respect to each Dividend Period, on the Dividend Payment Date immediately following the end of each such Dividend Period in an amount per Series 11 Preference Share per annum equal to $1.375, accruing daily from the date of issue (less any tax required to be deducted) which shall be calculated on a 365 or 366 day basis, being the actual number of days in the year in which the amount is to be ascertained, by cheque at par in lawful money of Canada at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems desirable.

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     Series 11 Dividends shall (except in case of redemption in which case payment of Series 11 Dividends shall be made on surrender of the certificate representing the Series 11 Preference Shares to be redeemed) be paid by posting in a postage paid envelope addressed to each Holder at the last address of such Holder as it appears on the securities register of the Corporation or, in the case of joint Holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint Holders, or, in the event of the address of any Holder not so appearing, then to the address of such Holder last known to the Corporation, a cheque for such Series 11 Dividends (less any tax required to be deducted) payable to the order of such Holder or, in the case of joint Holders, to the order of all such Holders failing written instructions from them to the contrary. Notwithstanding the foregoing, any dividend cheque may be delivered by the Corporation to a Holder at his address as aforesaid. The posting or delivery of such cheque on or before the date on which such dividend is to be paid to a Holder shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be deducted as aforesaid) unless such cheque is not paid on due presentation. Subject to applicable law, dividends which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Corporation.

     If in any Dividend Period the board of directors in its discretion does not declare the Series 11 Dividends or part thereof on the Series 11 Preference Shares, then the rights of the holders thereof to such dividends or to any greater dividend than the dividend actually declared for such Dividend Period shall be forever extinguished.

     The Holders shall not be entitled to any dividends other than or in excess of the non-cumulative preferential cash dividends herein provided for.

     2.3. Dividend for Other than a Full Dividend Period

     The Holders shall be entitled to receive, and the Corporation shall pay thereon, if, as and when declared by the Board of Directors, out of moneys of the Corporation properly applicable to the payment of dividends, non-cumulative preferential cash dividends for any period which is more or less than a full Dividend Period as follows:

(a)	in respect of the period beginning on and including the date of initial issue of the Series 11 Preference Shares to but excluding the later of (a) the date of a certificate of amendment under the Business Corporations Act (Ontario) in respect of these articles of amendment, and (b) September 30, 2002 (the “Initial Dividend Period”), a dividend in an amount per Series 11 Preference Share equal to the amount obtained (rounded to four decimal places) when $1.375 is multiplied by a fraction, the numerator of which is the number of calendar days from and including the date of issue of the Series 11 Preference Shares up to but excluding the later of (a) the date of a certificate of amendment under the Business Corporations Act (Ontario) in respect of these articles of amendment, and (b) September 30,2002, and the denominator of which is 365.

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(b)	in respect of any period other than the Initial Dividend Period that is more or less than a full Dividend Period, a dividend in an amount per Series 11 Preference Share equal to the amount obtained (rounded to four decimal places) when $1.375 is multiplied by a fraction, the numerator of which is the number of calendar days in the relevant period (which shall include the first day of such period but exclude the last day of such period) and the denominator of which is the number of calendar days in the year in which such period falls.

3. Rights on Liquidation

     In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the Holders shall be entitled to receive $25.00 per Series 11 Preference Share, together with all Series 11 Dividends declared and unpaid up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Corporation), before any amounts shall be paid or any assets of the Corporation distributed to the holders of any shares ranking junior as to capital to the Series 11 Preference Shares. Upon payment of such amounts, the Holders shall not be entitled to share in any further distribution of the assets of the Corporation.

4. Redemption at the Option of the Corporation

     The Corporation may not redeem any of the Series 11 Preference Shares prior to June 30, 2009. On or after this date, the Corporation may, subject to applicable law and to the provisions described under Section 6 below, upon giving notice as hereinafter provided, at its option, at any time redeem all, or from time to time any part, of the then outstanding Series 11 Preference Shares by the payment of an amount in cash for each Series 11 Preference Share so redeemed equal to:

(a)	$25.75 if redeemed before June 30, 2010;

(b)	$25.50 if redeemed on or after June 30, 2010, but before June 30, 2011;

(c)	$25.25 if redeemed on or after June 30, 2011, but before June 30, 2012; and

(d)	$25.00 if redeemed on or after June 30, 2012;

in each case, together with all declared and unpaid Series 11 Dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by the Corporation) (the “Redemption Price”).

     If less than all of the then outstanding Series 11 Preference Shares are at any time to be redeemed, then the particular Series 11 Preference Shares to be redeemed shall be selected in such a manner as the Corporation may determine.

     The Corporation shall give notice in writing not less than 30 days nor more than 60 days prior to the date on which the redemption is to take place of its intention to redeem such Series

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11 Preference Shares to each person who at the date of giving such notice is the Holder of Series 11 Preference Shares to be redeemed. Any such notice shall be validly and effectively given on the date on which it is sent and such notice shall be given and sent by posting the same in a postage paid envelope addressed to each Holder of Series 11 Preference Shares to be redeemed at the last address of such Holder as it appears on the securities register of the Corporation, or in the case of joint Holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint Holders or, in the event of the address of any Holder not so appearing, then to the address of such Holder last known to the Corporation, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such Holders shall not affect the validity of the redemption as to the other Holders of the Series 11 Preference Shares to be redeemed. Such notice shall set out the number of such Series 11 Preference Shares held by the person to whom it is addressed which are to be redeemed and the Redemption Price and shall also set out the date on which the redemption is to take place. On and after the date so specified for redemption, the Corporation shall pay or cause to be paid to the Holders to be redeemed the Redemption Price on presentation and surrender, at any place within Canada designated by such notice, of the certificate or certificates for such Series 11 Preference Shares so called for redemption. Such payment shall be made by cheque payable at par at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems desirable and shall be a full and complete discharge of the Corporation’s obligation to pay the Redemption Price owed to the holders of Series 11 Preference Shares so called for redemption unless the cheque is not honoured when presented for payment. From and after the date specified in any such notice, the Series 11 Preference Shares called for redemption shall cease to be entitled to Series 11 Dividends and the Holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof, except to receive the Redemption Price therefor, provided that if payment of the Redemption Price shall not be duly made by the Corporation. At any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the Redemption Price of any or all Series 11 Preference Shares called for redemption (less any tax required to be deducted and withheld by the Corporation), or such part thereof as at the time of deposit has not been claimed by the holders entitled thereto, with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective Holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same. Upon such deposit or deposits being made, such shares shall be deemed to be redeemed on the redemption date specified in the notice of redemption. After the Corporation has made a deposit as aforesaid with respect to any shares, the Holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the Holders thereof shall be limited to receiving a proportion of the amounts so deposited applicable to such shares, without interest. Any interest allowed on such deposit shall belong to the Corporation. Subject to applicable law, redemption monies that are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed (including monies held in deposit as provided for above) for a period of six years from the date specified for redemption shall be forfeited to the Corporation.

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5. Conversion of Series 11 Preference Shares

     5.1. Conversion at the Option of the Corporation

     The Series 11 Preference Shares shall not be convertible at the option of the Corporation prior to June 30, 2009. On and after June 30, 2009, the Corporation may, subject, if required, to applicable law and other regulatory approvals, and upon notice as hereinafter described, convert all, or from time to time any part, of the then outstanding Series 11 Preference Shares into that number of Class A Shares determined (per Series 11 Preference Share) by dividing the Redemption Price that would be applicable on the Corporation’s Conversion Date (as hereinafter defined), together with all declared and unpaid dividends up to but excluding the Corporation’s Conversion Date, by the greater of $2.00 or 95% of the weighted average trading price of the Class A Shares on The Toronto Stock Exchange (or any successor exchange or trading system) for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (the “Current Market Price”). Fractional Class A Shares will not be issued on any conversion of Class A Preference Shares, Series 11, but in lieu thereof the Corporation will make cash payments in the manner set out in Section 5.3 below. Such conversion shall be deemed to have been made at the close of business on the Corporation’s Conversion Date, so that the rights of the Holder of such Series 11 Preference Shares as the Holder thereof shall cease at such time and the person or persons entitled to receive Class A Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Class A Shares at such time.

     Upon exercise by the Corporation of its right to convert Series 11 Preference Shares into Class A Shares, the Corporation is not required to issue Class A Shares to any person whose address is in, or whom the Corporation or its transfer agent has reason to believe is a resident of, any jurisdiction outside of Canada, to the extent that such issue would require compliance by the Corporation with the securities or other laws of such jurisdiction.

     The Corporation shall give written notice to each Holder whose shares are to be converted, which notice (the “Corporation’s Conversion Notice”) shall specify the number of Series 11 Preference Shares held by such Holder that will be converted and the date fixed by the Corporation for conversion (the “Corporation’s Conversion Date”), and which notice shall be given not more than 60 calendar days and not less than 30 calendar days prior to such Corporation’s Conversion Date.

     If less than all of the then outstanding Series 11 Preference Shares are at any time to be converted at the option of the Corporation, then the particular Series 11 Preference Shares to be so converted shall be selected in such manner as the Corporation may determine.

     Series 11 Preference Shares that are the subject of a Corporation’s Conversion Notice shall be converted effective on the Corporation’s Conversion Date.

     The Corporation cannot exercise its conversion rights hereunder in respect of any Series 11 Preference Shares that are the subject of a Holder’s Conversion Notice under Section 5.2 below.

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     5.2. Conversion at the Option of the Holder

     Subject to applicable law and to the option of the Corporation in Section 5.4, on each Dividend Payment Date on or after December 31, 2013, a Holder, upon notice as hereinafter described, may convert all or any part of the then outstanding Series 11 Preference Shares registered in the name of the Holder into that number of Class A Shares determined (per Series 11 Preference Share) by dividing $25.00, together with all declared and unpaid Series 11 Dividends up to but excluding the Holder’s Conversion Date (as hereinafter defined), by the greater of $2.00 or 95% of the Current Market Price. Fractional Class A Shares will not be issued on any conversion of Series 11 Preference Shares, but in lieu thereof the Corporation will make cash payments in the manner set out in Section 5.3 below. Such conversion shall be deemed to have been made at the close of business on the Holder’s Conversion Date, so that the rights of the Holder of such Series 11 Preference Shares as the Holder thereof shall cease at such time and the person or persons entitled to receive Class A Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Class A Shares at such time.

     In order to exercise its conversion rights, the Holder shall give written notice to the Corporation at the registered office of the Corporation or the principal transfer office of the transfer agent for the Series 11 Preference Shares in the City of Toronto (the “Holder’s Conversion Notice”), which Holder’s Conversion Notice shall specify the number of Series 11 Preference Shares (the “Subject Shares”) held by such Holder which shall be converted on the Dividend Payment Date chosen by the Holder for conversion (the “Holder’s Conversion Date”). The Holder’s Conversion Notice shall be given at least 30 calendar days prior to such Holder’s Conversion Date and shall be irrevocable.

     Upon exercise by the Holder of its right to convert Series 11 Preference Shares into Class A Shares, the Corporation is not required to issue Class A Shares to any person whose address is in, or whom the Corporation or its transfer agent has reason to believe is a resident of, any jurisdiction outside of Canada, to the extent that such issue would require compliance by the Corporation with the securities or other laws of such jurisdiction.

     If the Corporation gives notice as provided in Section 4 to a Holder of the redemption of Series 11 Preference Shares prior to that Holder giving a Holder’s Conversion Notice to the Corporation, the right of that Holder to convert such Series 11 Preference Shares as herein provided shall cease and terminate in that event.

     5.3. Delivery of Certificates Representing Class A Shares

     The Corporation shall, on presentation and surrender at the head office of the Corporation, the principal transfer office of the transfer agent for the Series 11 Preference Shares in the City of Toronto, or such other place or places in Canada as the Corporation may agree, of the certificate or certificates representing the Series 11 Preference Shares being converted by the Corporation or the Holder, give or cause to be given, on the applicable Corporation’s Conversion Date or Holder’s Conversion Date, as the case may be, to each Holder of Series 11 Preference Shares being converted or as such Holder may have otherwise directed:

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(a)	a certificate representing the whole number of Class A Shares into which such Series 11 Preference Shares being converted are to be converted, registered in the name of the Holder, or as such Holder may have otherwise directed; and

(b)	in lieu of the issuance of a fractional Class A Share, a cheque in an amount equal to the product of the fractional remainder, if any (rounded to four decimal places), produced by the conversion formula set forth in Section 5.1 or Section 5.2 above, as the case may be, multiplied by the greater of $2.00 or 95% of the then Current Market Price.

     If on any conversion under Section 5.1 or 5.2, less than all of the Series 11 Preference Shares represented by any certificate are to be converted, a new certificate representing the balance of such Series 11 Preference Shares shall be issued by the Corporation without cost to the Holder.

     The Holder of any Series 11 Preference Share on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted into Class A Shares after such record date and on or before the date of the payment of such dividend.

     The issuance of certificates for the Class A Shares upon the conversion of Series 11 Preference Shares shall be made without charge to the Holders for any fee or tax in respect of the issuance of such certificates or the Class A Shares represented thereby; provided, however, that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Class A Shares are issued in respect of the issuance of such Class A Shares or the certificate therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in the name or names other than that of the Holder or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

     5.4. Option of the Corporation

     If a Holder gives a Holder’s Conversion Notice to the Corporation, subject to the provisions described in Section 6 below, as applicable, the Corporation may, at its option, on notice to such Holder in the manner described in this Section 5.4, either (i) redeem on the first business day after the Holder’s Conversion Date all or any part of the Subject Shares, or (ii) cause the Holder to sell on the first business day after the Holder’s Conversion Date all or any part of the Subject Shares to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Subject Shares is or are found by the Corporation pursuant to this Section 5.4. The proportion of the Subject Shares which are either redeemed, purchased or converted on that Conversion Date shall, to the extent practicable, be the same for each holder delivering a Conversion Notice.

     If the Corporation elects to redeem for cash or arrange for the purchase of any Subject Shares, then the Corporation shall, not less than 20 calendar days prior to the Holder’s

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Conversion Date, give written notice to all Holders of the Subject Shares stating the number of Subject Shares to be redeemed for cash by the Corporation, the number of Subject Shares to be sold to another purchaser, and the number of Subject Shares to be converted into Class A Shares pursuant to the Holder’s Conversion Notice, such that all of the Subject Shares are either redeemed, purchased or converted on or before the first business day after Holder’s Conversion Date.

     If the Corporation elects to redeem for cash or arrange for the purchase of any Subject Shares, then the Corporation shall pay or cause to be paid, in respect of those Subject Shares to be redeemed for cash or purchased, on presentation and surrender at the head office of the Corporation, the principal transfer office of the transfer agent for the Series 11 Preference Shares in the City of Toronto, or such other place or places in Canada as the Corporation may agree, of the certificate or certificates representing such Subject Shares, on the Holder’s Conversion Date, to the Holder of the Subject Shares or as such Holder may have otherwise directed, an amount in cash equal to $25.00 plus all declared and unpaid Series 11 Dividends up to but excluding the Holder’s Conversion Date for each Subject Share being redeemed or purchased (less any tax required to be deducted and withheld by the Corporation), and each such Subject Share shall be deemed to have been redeemed or purchased, but not converted, as the case may be, on the Holder’s Conversion Date. Payment under this Section 5.4 shall be made by cheque in accordance with Section 5.5 hereof.

     If the Corporation elects to redeem for cash or arrange for the purchase of some, but not all, of the Subject Shares, then the Corporation shall, in respect of those Subject Shares to be converted into Class A Shares, give or cause to be given to the Holder of such Subject Shares the certificate or certificates representing such Class A Shares and, if applicable, a cheque in lieu of a fractional Class A Share, all in accordance with the procedures set forth in Section 5.3.

     5.5. Payment by Cheque

     Any amounts that are paid by the Corporation to Holders in respect of the payment of (i) a redemption or purchase amount under Section 5.4, or (ii) a cash amount in lieu of the issuance of a fractional Class A Share under Sections 5.1 or 5.2, shall be paid by cheques drawn on a Canadian chartered bank and payable in lawful money of Canada at any branch of such bank in Canada, and the delivery or mailing of any such cheque to a Holder shall constitute a full and complete discharge of the Corporation’s obligation to pay such amounts (plus any tax required to be and in fact deducted and withheld therefrom and remitted to the proper taxing authority), unless such cheque is not honoured when presented for payment.

6. Restrictions on Dividends and Retirement and Issue of Shares

     So long as any of the Series 11 Preference Shares are outstanding, the Corporation shall not, without the approval of the Holders:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to

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the Series 11 Preference Shares) on any shares of the Corporation ranking as to dividends junior to the Series 11 Preference Shares;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking as to return of capital and dividends junior to the Series 11 Preference Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Series 11 Preference Shares;

(c)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Series 11 Preference Shares then outstanding;

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Series 11 Preference Shares; or

(e)	issue any additional Series 11 Preference Shares or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Series 11 Preference Shares, except for an issue of Series 11 Preference Shares pursuant to (i) the offer to purchase Class A Shares and Class B Non-Voting Shares of Trilon Financial Corporation made by the Corporation and dated April 11, 2002, as amended from time to time (the “Offer”); (ii) any Compulsory Acquisition (as that term is defined in the Offer); or (iii) any Subsequent Acquisition Transaction (as that term is defined in the Offer);

unless, in each such case, all declared and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Series 11 Preference Shares and on all other shares of the Corporation ranking prior to or on a parity with the Series 11 Preference Shares with respect to the payment of dividends have been declared paid or set apart for payment.

7. Purchase for Cancellation

     Subject to applicable law and to the provisions described in Section 6 above, the Corporation may at any time purchase (if obtainable) for cancellation the whole or any part of the Series 11 Preference Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which, in the opinion of the Board of Directors of the Corporation, such shares are obtainable.

8. Voting Rights

The Holders will not (except as otherwise provided by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of the holders of the Series 11 Preference

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Shares as a series) be entitled to receive notice of, attend, or vote at any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly Series 11 Dividends on the Series 11 Preference Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of Series 11 Dividends. In the event of such non-payment, until such time as the Corporation pays the whole amount of a quarterly dividend, the Holders will be entitled to receive notice of and to attend each meeting of shareholders of the Corporation (other than any meetings at which only holders of another specified class or series are entitled to vote) and such Holders shall have the right, at any such meeting, to one vote for each Series 11 Preference Share held, provided that Holders will vote with holders of Class A Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares only in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). No other voting rights shall attach to the Series 11 Preference Shares in any circumstances. The voting rights of the Holders shall forthwith cease (unless and until the same default shall again arise under the provisions of this section 8) upon payment by the Corporation of the whole amount of a quarterly dividend on the Series 11 Preference Shares subsequent to the time such voting right first arose.

9. Modifications

     The provisions attaching to the Series 11 Preference Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the Business Corporations Act (Ontario), any such approval to be given in accordance with Section 10.

10. Approval of Holders of Series 11 Preference Shares

     10.1. Approval

     Except as otherwise provided herein, any approval of the Holders with respect to any matters requiring the consent of the Holders may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by a resolution signed by all the Holders or passed by the affirmative vote of at least 66 2/3% of the votes cast by the Holders who voted in respect of that resolution at a meeting of the Holders duly called for that purpose and at which the Holders of a majority of the outstanding Series 11 Preference Shares are present or represented by proxy. If at any such meeting the Holder(s) of a majority of the outstanding Series 11 Preference Shares are not present or represented by proxy within one- half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 15 days thereafter and to such time and place as may be designated by the chairman of such meeting, and not less than 10 days’ written notice shall be given of such adjourned meeting. At such adjourned meeting, the Holders(s) of Series 11 Preference Shares represented in person or by proxy may transact the business for which the meeting was originally called and the Holders represented in person or by proxy shall form the necessary quorum.

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     10.2. Formalities, etc.

     The proxy rules applicable to, the formalities to be observed in respect of the giving notice of, and the formalities to be observed in respect of the conduct of, any meeting or any adjourned meeting of Holders shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders or, if not so prescribed, as required by law. On every poll taken at every meeting of Holders, each Holder entitled to vote thereat shall be entitled to one vote in respect of each Series 11 Preference Share held.

11. Tax Election

     The Corporation shall elect, in the manner and within the time provided under the Income Tax Act (Canada), under subsection 191.2(1) of the said Act, or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay or cause payment of the tax under Part VI. 1 of such Act at a rate such that the corporate Holders will not be required to pay tax on dividends received on the Series 11 Preference Shares under Section 187.2 of Part IV.I of such Act or any successor or replacement provision of similar effect.

12. Notices

(a)	If the Board of Directors determines that mail service is or is threatened to be interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to a Holder, whether in connection with the redemption or conversion of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

(i)	give such notice by publication thereof once in a daily English language newspaper of general circulation published in each of Vancouver, Calgary, Winnipeg, Toronto, Montreal and Halifax, and once in a daily French language newspaper published in Montreal and such notice shall be deemed to have been validly given on the day next succeeding its publication in all of such cities; and

(ii)	fulfill the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such Holder by the transfer agent for the Series 11 Preference Shares at its principal offices in the cities of Vancouver, Toronto and Montreal, and such cheque and/or share certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the Board of Directors determines that mail service is no longer interrupted or threatened to be interrupted, such cheque or share certificate, if not theretofore delivered to such Holder, shall be sent by mail as herein provided. In the event that the Corporation is required to mail such cheque or share certificate, such mailing shall be made by prepaid mail to the registered address of each person who at the

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date of mailing is a registered Holder and who is entitled to receive such cheque or share certificate.

(b)	Any notice, cheque, invitation for tenders or other communication from the Corporation herein provided for shall be sufficiently given if delivered or if sent by first class unregistered mail, postage prepaid, to the holders of the Series 11 Preference Shares at their respective addresses appearing on the books of the Corporation or, in the event of the address of any of such holders not so appearing, then at the last address of such holder known to the Corporation. Accidental failure to give such notice, invitation for tenders or other communication to one or more holders of the Series 11 Preference Shares shall not affect the validity of the notices, invitations for tenders or other communications properly given or any action taken pursuant to such notice, invitation for tender or other communication but, upon such failure being discovered, the notice, invitation for tenders or other communication, as the case may be, shall be sent forthwith to such holder or holders.

(c)	If any notice, cheque, invitation for tenders or other communication from the Corporation given to a holder of Series 11 Preference Shares pursuant to paragraph (b) is returned on three consecutive occasions because the holder cannot be found, the Corporation shall not be required to give or mail any further notices, cheques, invitations for tenders or other communications to such shareholder until the holder informs the Corporation in writing of such holder’s new address.

13. Interpretation

     In the provisions herein contained attaching to the Series 11 Preference Shares:

(a)	“in priority to”, “on a parity with” and “junior to” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs;

(b)	in the event that any date on which any dividend on the Series 11 Preference Shares is payable by the Corporation, or any date on or by which any other action is required to be taken by the Corporation or the Holders hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day. A “business day” shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday in the province of Ontario;

(c)	“Class A Shares” means Class A Limited Voting Shares of the Corporation, as constituted from time to time and any shares resulting from a reclassification of the Class A Limited Voting Shares of the Corporation or which result from a

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capital reorganization of the Corporation or a consolidation, amalgamation or merger of the Corporation with or into any other corporation (other than a capital reorganization, consolidation, amalgamation or merger which does not result in any reclassification of the Class A Limited Voting Shares into other shares or securities); and

(d)	all references herein to a holder of Series 11 Preference Shares shall be interpreted as referring to a registered holder of the Series 11 Preference Shares.

14. Book-Entry Only System

     If the Series 11 Preference Shares are held through the book-entry only system of the Canadian Depository for Securities (“CDS”), then the beneficial owner thereof shall provide instructions only by such beneficial owner providing instructions to the CDS participant through whom such beneficial owner holds such Series 11 Preference Shares.

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Number and Designation of and Rights, Privileges, Restrictions and Conditions
Attaching to the Cumulative Class A Preference Shares, Series 12

     The twelfth series of Class A Preference Shares of the Corporation shall consist of 8,000,000 Class A Preference Shares designated as Class A Preference Shares, Series 12 (“Series 12 Preference Shares”) and, in addition to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1. Consideration for Issue

     The consideration for the issue of each Series 12 Preference Share shall be $25.00 or its equivalent in property or past services.

2. Dividends

     2.1. Definitions

     For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

(a)	“Dividend Payment Date” in respect of the dividends payable on the Series 12 Preference Shares means the last day of each of March, June, September and December in each year.

(b)	“Dividend Period” means the period from and including the date of initial issue of the Series 12 Preference Shares up to but excluding March 31, 2003 and, thereafter, the period from and including a Dividend Payment Date up to but excluding the next succeeding Dividend Payment Date.

     2.2. Cumulative Preferential Dividends

     The holders of Series 12 Preference Shares (the “Holders”) shall be entitled to receive, and the Corporation shall pay thereon, if, as and when declared by the Board of Directors, out of moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends (the “Series 12 Dividends”) payable quarterly, with respect to each Dividend Period, on the Dividend Payment Date immediately following the end of each such Dividend Period in an amount per Series 12 Preference Share per annum equal to $1.35, accruing daily from the date of issue (less any tax required to be deducted) which shall be calculated on a 365 or 366 day basis, being the actual number of days in the year in which the amount is to be ascertained, by cheque at par in lawful money of Canada at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems desirable.

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     Series 12 Dividends shall (except in case of redemption in which case payment of Series 12 Dividends shall be made on surrender of the certificate representing the Series 12 Preference Shares to be redeemed) be paid by posting in a postage paid envelope addressed to each Holder at the last address of such Holder as it appears on the securities register of the Corporation or, in the case of joint Holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint Holders, or, in the event of the address of any Holder not so appearing, then to the address of such Holder last known to the Corporation, a cheque for such Series 12 Dividends (less any tax required to be deducted) payable to the order of such Holder or, in the case of joint Holders, to the order of all such Holders failing written instructions from them to the contrary. Notwithstanding the foregoing, any dividend cheque may be delivered by the Corporation to a Holder at his address as aforesaid. The posting or delivery of such cheque on or before the date on which such dividend is to be paid to a Holder shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be deducted as aforesaid) unless such cheque is not paid on due presentation. Subject to applicable law, dividends which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Corporation.

     If on any Dividend Payment Date, the Series 12 Dividends accrued to such date are not paid in full on all of the Series 12 Preference Shares then outstanding, such Series 12 Dividends, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the Board of Directors on which the Corporation shall have sufficient monies properly applicable to the payment of such Series 12 Dividends.

     The Holders shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for.

     2.3. Dividend for Other than a Full Dividend Period

     The Holders shall be entitled to receive, and the Corporation shall pay thereon, if, as and when declared by the Board of Directors, out of moneys of the Corporation properly applicable to the payment of dividends, cumulative preferential cash dividends for any period which is more or less than a full Dividend Period as follows:

(a)	in respect of the period beginning on and including the date of initial issue of the Series 12 Preference Shares to but excluding March 31, 2003 (the “Initial Dividend Period”), a dividend in an amount per Series 12 Preference Share equal to the amount obtained (rounded to four decimal places) when $1.35 is multiplied by a fraction, the numerator of which is the number of calendar days from and including the date of issue of the Series 12 Preference Shares up to but excluding March 31, 2003, and the denominator of which is 365. The Series 12 Dividend payable for the Initial Dividend Period, payable as of March 31, 2003, as calculated by this method shall be $0.1479 per Series 12 Preference Share; and

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(b)	in respect of any period other than the Initial Dividend Period that is more or less than a full Dividend Period, a dividend in an amount per Series 12 Preference Share equal to the amount obtained (rounded to four decimal places) when $1.35 is multiplied by a fraction, the numerator of which is the number of calendar days in the relevant period (which shall include the first day of such period but exclude the last day of such period) and the denominator of which is the number of calendar days in the year in which such period falls.

3. Rights on Liquidation

     In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the Holders shall be entitled to receive $25.00 per Series 12 Preference Share, together with all Series 12 Dividends accrued and unpaid up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Corporation), before any amounts shall be paid or any assets of the Corporation distributed to the holders of any shares ranking junior as to capital to the Series 12 Preference Shares. Upon payment of such amounts, the Holders shall not be entitled to share in any further distribution of the assets of the Corporation.

4. Redemption at the Option of the Corporation

     The Corporation may not redeem any of the Series 12 Preference Shares prior to March 31, 2014. On or after this date, the Corporation may, subject to applicable law and to the provisions described under Section 6 below, upon giving notice as hereinafter provided, at its option, at any time redeem all, or from time to time any part, of the then outstanding Series 12 Preference Shares by the payment of an amount in cash for each Series 12 Preference Share so redeemed equal to:

(a)	$26.00 if redeemed before March 31, 2015;

(b)	$25.75 if redeemed on or after March 31, 2015, but before March 31, 2016;

(c)	$25.50 if redeemed on or after March 31, 2016, but before March 31, 2017;

(d)	$25.25 if redeemed on or after March 31, 2017, but before March 31, 2018; and

(e)	$25.00 if redeemed on or after March 31, 2018;

in each case, together with all accrued and unpaid Series 12 Dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by the Corporation) (the “Redemption Price”).

     If less than all of the then outstanding Series 12 Preference Shares are at any time to be redeemed, then the particular Series 12 Preference Shares to be redeemed shall be selected on a pro rata basis.

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     The Corporation shall give notice in writing not less than 30 days nor more than 60 days prior to the date on which the redemption is to take place of its intention to redeem such Series 12 Preference Shares to each person who at the date of giving such notice is the Holder of Series 12 Preference Shares to be redeemed. Any such notice shall be validly and effectively given on the date on which it is sent and such notice shall be given and sent by posting the same in a postage paid envelope addressed to each Holder of Series 12 Preference Shares to be redeemed at the last address of such Holder as it appears on the securities register of the Corporation, or in the case of joint Holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint Holders or, in the event of the address of any Holder not so appearing, then to the address of such Holder last known to the Corporation, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such Holders shall not affect the validity of the redemption as to the other Holders of the Series 12 Preference Shares to be redeemed. Such notice shall set out the number of such Series 12 Preference Shares held by the person to whom it is addressed which are to be redeemed and the Redemption Price and shall also set out the date on which the redemption is to take place. On and after the date so specified for redemption, the Corporation shall pay or cause to be paid to the Holders to be redeemed the Redemption Price on presentation and surrender, at any place within Canada designated by such notice, of the certificate or certificates for such Series 12 Preference Shares so called for redemption. Such payment shall be made by cheque payable at par at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems desirable and shall be a full and complete discharge of the Corporation’s obligation to pay the Redemption Price owed to the holders of Series 12 Preference Shares so called for redemption unless the cheque is not honoured when presented for payment. From and after the date specified in any such notice, the Series 12 Preference Shares called for redemption shall cease to be entitled to Series 12 Dividends and the Holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof, except to receive the Redemption Price therefor, provided that if payment of the Redemption Price shall not be duly made by the Corporation. At any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the Redemption Price of any or all Series 12 Preference Shares called for redemption (less any tax required to be deducted and withheld by the Corporation), or such part thereof as at the time of deposit has not been claimed by the holders entitled thereto, with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective Holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same. Upon such deposit or deposits being made, such shares shall be deemed to be redeemed on the redemption date specified in the notice of redemption. After the Corporation has made a deposit as aforesaid with respect to any shares, the Holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the Holders thereof shall be limited to receiving a proportion of the amounts so deposited applicable to such shares, without interest. Any interest allowed on such deposit shall belong to the Corporation. Subject to applicable law, redemption monies that are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed (including monies held in deposit as

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provided for above) for a period of six years from the date specified for redemption shall be forfeited to the Corporation.

5. Conversion of Series 12 Preference Shares

     5.1. Conversion at the Option of the Corporation

     The Series 12 Preference Shares shall not be convertible at the option of the Corporation prior to March 31, 2014. On and after March 31, 2014, the Corporation may, subject, if required, to applicable law and other regulatory approvals, and upon notice as hereinafter described, convert all, or from time to time any part, of the then outstanding Series 12 Preference Shares into that number of freely tradeable Class A Shares determined (per Series 12 Preference Share) by dividing the Redemption Price that would be applicable on the Corporation’s Conversion Date (as hereinafter defined), together with all accrued and unpaid dividends up to but excluding the Corporation’s Conversion Date, by the greater of $2.00 or 95% of the weighted average trading price of the Class A Shares on the Toronto Stock Exchange (or any successor exchange or trading system) for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (the “Current Market Price”). Fractional Class A Shares will not be issued on any conversion of Class A Preference Shares, Series 12, but in lieu thereof the Corporation will make cash payments in the manner set out in Section 5.3 below. Such conversion shall be deemed to have been made at the close of business on the Corporation’s Conversion Date, so that the rights of the Holder of such Series 12 Preference Shares as the Holder thereof shall cease at such time and the person or persons entitled to receive Class A Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Class A. Shares at such time.

     Upon exercise by the Corporation of its right to convert Series 12 Preference Shares into Class A Shares, the Corporation is not required to issue Class A Shares to any person whose address is in, or whom the Corporation or its transfer agent has reason to believe is a resident of, any jurisdiction outside of Canada, to the extent that such issue would require compliance by the Corporation with the securities or other laws of such jurisdiction.

     The Corporation shall give written notice to each Holder whose shares are to be converted, which notice (the “Corporation’s Conversion Notice”) shall specify the number of Series 12 Preference Shares held by such Holder that will be converted and the date fixed by the Corporation for conversion (the “Corporation’s Conversion Date”), and which notice shall be given not more than 60 calendar days and not less than 30 calendar days prior to such Corporation’s Conversion Date.

     If less than all of the then outstanding Series 12 Preference Shares are at any time to be converted at the option of the Corporation, then the particular Series 12 Preference Shares to be so converted shall be selected on a pro rata basis.

     Series 12 Preference Shares that are the subject of a Corporation’s Conversion Notice shall be converted effective on the Corporation’s Conversion Date.

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     The Corporation cannot exercise its conversion rights hereunder in respect of any Series 12 Preference Shares that are the subject of a Holder’s Conversion Notice under Section 5.2 below.

     5.2. Conversion at the Option of the Holder

     Subject to applicable law and to the option of the Corporation in Section 5.4, on each Dividend Payment Date on or after March 31, 2018, a Holder, upon notice as hereinafter described, may convert all or any part of the then outstanding Series 12 Preference Shares registered in the name of the Holder into that number of freely tradeable Class A Shares determined (per Series 12 Preference Share) by dividing $25.00, together with all accrued and unpaid Series 12 Dividends up to but excluding the Holder’s Conversion Date (as hereinafter defined), by the greater of $2.00 or 95% of the Current Market Price. Fractional Class A Shares will not be issued on any conversion of Series 12 Preference Shares, but in lieu thereof the Corporation will make cash payments in the manner set out in Section 5.3 below. Such conversion shall be deemed to have been made at the close of business on the Holder’s Conversion Date, so that the rights of the Holder of such Series 12 Preference Shares as the Holder thereof shall cease at such time and the person or persons entitled to receive Class A Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Class A Shares at such time.

     In order to exercise its conversion rights, the Holder shall give written notice to the Corporation at the registered office of the Corporation or the principal transfer office of the transfer agent for the Series 12 Preference Shares in the City of Toronto (the “Holder’s Conversion Notice”), which Holder’s Conversion Notice shall specify the number of Series 12 Preference Shares (the “Subject Shares”) held by such Holder which shall be converted on the Dividend Payment Date chosen by the Holder for conversion (the “Holder’s Conversion Date”). The Holder’s Conversion Notice shall be given at least 30 calendar days prior to such Holder’s Conversion Date and shall be irrevocable.

     Upon exercise by the Holder of its right to convert Series 12 Preference Shares into Class A Shares, the Corporation is not required to issue Class A Shares to any person whose address is in, or whom the Corporation or its transfer agent has reason to believe is a resident of, any jurisdiction outside of Canada, to the extent that such issue would require compliance by the Corporation with the securities or other laws of such jurisdiction.

     If the Corporation gives notice as provided in Section 4 to a Holder of the redemption of Series 12 Preference Shares prior to that Holder giving a Holder’s Conversion Notice to the Corporation, the right of that Holder to convert such Series 12 Preference Shares as herein provided shall cease and terminate in that event.

     5.3. Delivery of Certificates Representing Class A Shares

     The Corporation shall, on presentation and surrender at the head office of the Corporation, the principal transfer office of the transfer agent for the Series 12 Preference Shares in the City of Toronto, or such other place or places in Canada as the Corporation may agree, of

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the certificate or certificates representing the Series 12 Preference Shares being converted by the Corporation or the Holder, give or cause to be given, on the applicable Corporation’s Conversion Date or Holder’s Conversion Date, as the case may be, to each Holder of Series 12 Preference Shares being converted or as such Holder may have otherwise directed:

(a)	a certificate representing the whole number of Class A Shares into which such Series 12 Preference Shares being converted are to be converted, registered in the name of the Holder, or as such Holder may have otherwise directed; and

(b)	in lieu of the issuance of a fractional Class A Share, a cheque in an amount equal to the product of the fractional remainder, if any (rounded to four decimal places), produced by the conversion formula set forth in Section 5.1 or Section 5.2 above, as the case may be, multiplied by the greater of $2.00 or 95% of the then Current Market Price.

     If on any conversion under Section 5.1 or 5.2, less than all of the Series 12 Preference Shares represented by any certificate are to be converted, a new certificate representing the balance of such Series 12 Preference Shares shall be issued by the Corporation without cost to the Holder.

     The Holder of any Series 12 Preference Share on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted into Class A Shares after such record date and on or before the date of the payment of such dividend.

     The issuance of certificates for the Class A Shares upon the conversion of Series 12 Preference Shares shall be made without charge to the Holders for any fee or tax in respect of the issuance of such certificates or the Class A Shares represented thereby; provided, however, that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Class A Shares are issued in respect of the issuance of such Class A Shares or the certificate therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in the name or names other than that of the Holder or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

     5.4. Option of the Corporation

     If a Holder gives a Holder’s Conversion Notice to the Corporation, subject to the provisions described in Section 6 below, as applicable, the Corporation may, at its option, on notice to such Holder in the manner described in this Section 5.4, either (i) redeem on the first business day after the Holder’s Conversion Date all or any part of the Subject Shares, or (ii) cause the Holder to sell on the first business day after the Holder’s Conversion Date all or any part of the Subject Shares to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Subject Shares is or are found by the Corporation pursuant to this Section 5.4. The proportion of the Subject Shares which are either

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redeemed, purchased or converted on that Conversion Date shall, to the extent practicable, be the same for each holder delivering a Conversion Notice.

     If the Corporation elects to redeem for cash or arrange for the purchase of any Subject Shares, then the Corporation shall, not less than 20 calendar days prior to the Holder’s Conversion Date, give written notice to all Holders of the Subject Shares stating the number of Subject Shares to be redeemed for cash by the Corporation, the number of Subject Shares to be sold to another purchaser, and the number of Subject Shares to be converted into Class A Shares pursuant to the Holder’s Conversion Notice, such that all of the Subject Shares are either redeemed, purchased or converted on or before the first business day after the Holder’s Conversion Date.

     If the Corporation elects to redeem for cash or arrange for the purchase of any Subject Shares, then the Corporation shall pay or cause to be paid, in respect of those Subject Shares to be redeemed for cash or purchased, on presentation and surrender at the head office of the Corporation, the principal transfer office of the transfer agent for the Series 12 Preference Shares in the City of Toronto, or such other place or places in Canada as the Corporation may agree, of the certificate or certificates representing such Subject Shares, on the Holder’s Conversion Date to the Holder of the Subject Shares or as such Holder may have otherwise directed, an amount in cash equal to $25.00 plus all accrued and unpaid Series 12 Dividends up to but excluding the Holder’s Conversion Date for each Subject Share being redeemed or purchased (less any tax required to be deducted and withheld by the Corporation), and each such Subject Share shall be deemed to have been redeemed or purchased, but not converted, as the case may be, on the Holder’s Conversion Date. Payment under this Section 5.4 shall be made by cheque in accordance with Section 5.5 hereof.

     If the Corporation elects to redeem for cash or arrange for the purchase of some, but not all, of the Subject Shares, then the Corporation shall, in respect of those Subject Shares to be converted into Class A Shares, give or cause to be given to the Holder of such Subject Shares the certificate or certificates representing such Class A Shares and, if applicable, a cheque in lieu of a fractional Class A Share, all in accordance with the procedures set forth in Section 5.3.

     5.5. Payment by Cheque

     Any amounts that are paid by the Corporation to Holders in respect of the payment of (i) a redemption or purchase amount under Section 5.4, or (ii) a cash amount in lieu of the issuance of a fractional Class A Share under Sections 5.1 or 5.2, shall be paid by cheques drawn on a Canadian chartered bank and payable in lawful money of Canada at any branch of such bank in Canada, and the delivery or mailing of any such cheque to a Holder shall constitute a full and complete discharge of the Corporation’s obligation to pay such amounts (plus any tax required to be and in fact deducted and withheld therefrom and remitted to the proper taxing authority), unless such cheque is not honoured when presented for payment.

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6. Restrictions on Dividends and Retirement and Issue of Shares

     So long as any of the Series 12 Preference Shares are outstanding, the Corporation shall not, without the approval of the Holders:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Series 12 Preference Shares) on any shares of the Corporation ranking as to dividends junior to the Series 12 Preference Shares;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking as to return of capital and dividends junior to the Series 12 Preference Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Series 12 Preference Shares;

(c)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Series 12 Preference Shares then outstanding;

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Series 12 Preference Shares; or

(e)	issue any additional Series 12 Preference Shares or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Series 12 Preference Shares;

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Series 12 Preference Shares and on all other shares of the Corporation ranking prior to or on a parity with the Series 12 Preference Shares with respect to the payment of dividends have been declared paid or set apart for payment.

7. Purchase for Cancellation

     Subject to applicable law and to the provisions described in Section 6 above, the Corporation may at any time purchase for cancellation the whole or any part of the Series 12 Preference Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which, in the opinion of the Board of Directors of the Corporation, such shares are obtainable.

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8. Voting Rights

     The Holders will not (except as otherwise provided by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of the holders of the Series 12 Preference Shares as a series) be entitled to receive notice of, attend, or vote at any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly Series 12 Dividends on the Series 12 Preference Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of Series 12 Dividends. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the Holders will be entitled to receive notice of and to attend each meeting of shareholders of the Corporation (other than any meetings at which only holders of another specified class or series are entitled to vote) and such Holders shall have the right, at any such meeting, to one vote for each Series 12 Preference Share held, provided that Holders will vote with holders of Class A Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares only in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). No other voting rights shall attach to the Series 12 Preference Shares in any circumstances. Upon payment of all such arrears of the Series 12 Dividends, the voting rights of the Holders shall forthwith cease (unless and until the same default shall again arise under the provisions of this section 8).

9. Modifications

     The provisions attaching to the Series 12 Preference Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the Business Corporations Act (Ontario), any such approval to be given in accordance with Section 10.

10. Approval of Holders of Series 12 Preference Shares

     10.1. Approval

     Except as otherwise provided herein, any approval of the Holders with respect to any matters requiring the consent of the Holders may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by a resolution signed by all the Holders or passed by the affirmative vote of at least 66 2/3% of the votes cast by the Holders who voted in respect of that resolution at a meeting of the Holders duly called for that purpose and at which the Holders of a majority of the outstanding Series 12 Preference Shares are present or represented by proxy. If at any such meeting the Holder(s) of a majority of the outstanding Series 12 Preference Shares are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 15 days thereafter and to such time and place as may be designated by the chairman of such meeting, and not less than 10 days’ written notice shall be given of such adjourned meeting. At such adjourned meeting, the Holders(s) of Series 12 Preference Shares

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represented in person or by proxy may transact the business for which the meeting was originally called and the Holders represented in person or by proxy shall form the necessary quorum.

     10.2. Formalities, etc.

     The proxy rules applicable to, the formalities to be observed in respect of the giving notice of, and the formalities to be observed in respect of the conduct of, any meeting or any adjourned meeting of Holders shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders or, if not so prescribed, as required by law. On every poll taken at every meeting of Holders, each Holder entitled to vote thereat shall be entitled to one vote in respect of each Series 12 Preference Share held.

11. Tax Election

     The Corporation shall elect, in the manner and within the time provided under the Income Tax Act (Canada), under subsection 191.2(1) of the said Act, or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay or cause payment of the tax under Part VI.1 of such Act at a rate such that the corporate Holders will not be required to pay tax on dividends received on the Series 12 Preference Shares under Section 187.2 of Part IV.I of such Act or any successor or replacement provision of similar effect.

12. Notices

(a)	If the Board of Directors determines that mail service is or is threatened to be interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to a Holder, whether in connection with the redemption or conversion of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

(i)	give such notice by publication thereof once in a daily English language newspaper of general circulation published in each of Vancouver, Calgary, Winnipeg, Toronto, Montreal and Halifax, and once in a daily French language newspaper published in Montreal and such notice shall be deemed to have been validly given on the day next succeeding its publication in all of such cities; and

(ii)	fulfill the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such Holder by the transfer agent for the Series 12 Preference Shares at its principal offices in the cities of Vancouver, Toronto and Montreal, and such cheque and/or share certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the Board of Directors determines that mail service is no longer interrupted or threatened to be interrupted, such cheque or share certificate, if not theretofore delivered to such Holder, shall be sent by mail as herein provided. In the event that the Corporation

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is required to mail such cheque or share certificate, such mailing shall be made by prepaid mail to the registered address of each person who at the date of mailing is a registered Holder and who is entitled to receive such cheque or share certificate.

(b)	Any notice, cheque, invitation for tenders or other communication from the Corporation herein provided for shall be sufficiently given if delivered or if sent by first class unregistered mail, postage prepaid, to the holders of the Series 12 Preference Shares at their respective addresses appearing on the books of the Corporation or, in the event of the address of any of such holders not so appearing, then at the last address of such holder known to the Corporation. Accidental failure to give such notice, invitation for tenders or other communication to one or more holders of the Series 12 Preference Shares shall not affect the validity of the notices, invitations for tenders or other communications properly given or any action taken pursuant to such notice, invitation for tender or other communication but, upon such failure being discovered, the notice, invitation for tenders or other communication, as the case may be, shall be sent forthwith to such holder or holders.

(c)	If any notice, cheque, invitation for tenders or other communication from the Corporation given to a holder of Series 12 Preference Shares pursuant to paragraph (b) is returned on three consecutive occasions because the holder cannot be found, the Corporation shall not be required to give or mail any further notices, cheques, invitations for tenders or other communications to such shareholder until the holder informs the Corporation in writing of such holder’s new address.

13. Interpretation

     In the provisions herein contained attaching to the Series 12 Preference Shares:

(a)	“accrued and unpaid dividends” means the aggregate of (i) all unpaid dividends on the Series 12 Preference Shares for any quarterly period; and (ii) the amount calculated as though dividends on each Series 12 Preference Share had been accruing on a day to day basis from and including the date on which the last quarterly dividend was payable up to and including the date to which the computation of accrued dividends is to be made;

(b)	“in priority to”, “on a parity with” and “junior to” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs;

(c)	in the event that any date on which any dividend on the Series 12 Preference Shares is payable by the Corporation, or any date on or by which any other action

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is required to be taken by the Corporation or the Holders hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day. A “business day” shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday in the province of Ontario;

(d)	“Class A Shares” means Class A Limited Voting Shares of the Corporation, as constituted from time to time and any shares resulting from a reclassification of the Class A Limited Voting Shares of the Corporation or which result from a capital reorganization of the Corporation or a consolidation, amalgamation or merger of the Corporation with or into any other corporation (other than a capital reorganization, consolidation, amalgamation or merger which does not result in any reclassification of the Class A Limited Voting Shares into other shares or securities); and

(e)	all references herein to a holder of Series 12 Preference Shares shall be interpreted as referring to a registered holder of the Series 12 Preference Shares.

14. Book-Entry Only System

     If the Series 12 Preference Shares are held through the book-entry only system of the Canadian Depository for Securities (“CDS”), then the beneficial owner thereof shall provide instructions only by such beneficial owner providing instructions to the CDS participant through whom such beneficial owner holds such Series 12 Preference Shares. Beneficial owners of Series 12 Preference Shares will not have the right to receive share certificates representing their ownership of the shares.

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CLASS A PREFERENCE SHARES, SERIES 13 ATTRIBUTES

Number and Designation of and
Rights, Privileges, Restrictions and Conditions Attaching
to the Class A Preference Shares, Series 13

          The thirteenth series of Class A Preference Shares of the Corporation shall consist of 9,999,000 Class A Preference Shares which shall be designated as Class A Preference Shares, Series 13 (hereinafter referred to as the “Series 13 Preference Shares”) and which, in addition to ‘, the rights, privileges, restrictions and conditions attached to the Class A Preference Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1. Consideration for Issue

     The consideration for the issue of each Series 13 Preference Share shall be $25.00.

2. Dividends

2.1 Payment of Dividends

          The holders of the Series 13 Preference Shares shall be entitled to receive, and the Corporation shall pay thereon, as and when declared by the Board of Directors of the Corporation, out of the monies of the Corporation properly applicable to the payment of dividends, cumulative preferential cash dividends payable quarterly (the “Quarterly Dividends”) on the last day of each of the months of March, June, September and December in each year (the “Dividend Payment Dates”), each such Quarterly Dividend to be equal to the amount obtained when the Quarterly Dividend Rate (as defined in clause 2.2) is multiplied by $25.00. The first Quarterly Dividend shall be paid on March 31,2005.

          In any case where dividends are payable for a period (the “Dividend Payment Period”) that ends on a date other than a Dividend Payment Date, dividends shall be paid in the amount per Series 13 Preference Share obtained when

(i)	$25.00 multiplied by seventy percent (70%) of the Average Prime Rate for the period of ninety days ending on a date which is thirty days before the end of such Dividend Payment Period is multiplied by

(ii)	the result obtained when the number of days in such Dividend Payment Period is divided by 365.

Dividends shall accrue on a day-to-day basis.

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2.2 Definitions

          Where used in these share provisions, the following terms shall have the following meanings, respectively:

(a)	“Quarterly Dividend Rate” means, in relation to any Dividend Payment Date, one-quarter of seventy percent (70%) of the Average Prime Rate for the three calendar months ending on the last day of the calendar month immediately preceding the month during which such Dividend Payment Date falls.

(b)	“Average Prime Rate” means, for any period, the arithmetic average (rounded to the nearest one-one-hundredth of one percent (0.01%)) of the Average Daily Prime Rate for each day during such period.

(c)	“Average Daily Prime Rate” means, for any day, the arithmetic average, rounded to the nearest one-one-hundredth of one percent (0.01%) of the Daily Prime Rates of the Banks on such date; provided that, if on such day, there shall be no Daily Prime Rate for one (but not both) of the Banks, the Average Daily Prime Rate for such day shall be the Daily Prime Rate of the other of such Banks, and further provided that if, on such day, there shall be no Daily Prime Rate for both of the Banks, the Average Daily Prime Rate for such day shall be 1.65% above the average yields at weekly tender on 91-day Government of Canada Treasury Bills as reported by the Bank of Canada for such day.

(d)	“Daily Prime Rate” means, for either Bank, on any day, the annual prime commercial lending rate of interest established and announced as the reference, rate of interest used by such Bank on such date to determine the rates of interest on Canadian dollar loans to customers in Canada and designated by such Bank as its prime rate.

(e)	“Banks” means The Toronto-Dominion Bank and the Canadian Imperial Bank of Commerce, collectively, and the term “Bank” means one of the Banks.

2.3 Method of Payment

          Dividends (less any tax required to be withheld by the Corporation) on the Series 13 Preference Shares shall be paid by cheque payable in lawful money of Canada at par at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems desirable. The mailing of such cheque from the Corporation’s registered office, or the principal office in Toronto of the registrar for the Series 13 Preference Shares, or the payment by such other reasonable means as the Corporation deems desirable, on or before the date on which such dividend is to be paid to a holder of Series 13 Preference Shares shall be deemed to be payment of the dividends represented thereby and payable on such date unless the cheque is not paid upon presentation or payment by such other means is not received. Dividends which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Corporation.

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2.4 Cumulative Payment of Dividends

          If on any date on which dividends are to be paid the dividends accrued to such date are not paid in full on all of the Series 13 Preference Shares then outstanding, such dividends, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the directors of the Corporation on which the Corporation shall have sufficient monies properly applicable to the payment of such dividends. The holders of Series 13 Preference Shares shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for.

3. Redemption

3.1 Optional Redemption

          Subject to the provisions of clause 5 hereof, the Corporation may redeem at any time the whole or from time to time any part of the then outstanding Series 13 Preference Shares, on payment for each share to be redeemed of $25.00 together with all accrued and unpaid dividends thereon up to the date fixed for redemption which, for greater certainty, shall include dividends calculated in accordance with clause 2.1 hereof during the period from and including the immediately preceding Dividend Payment Date to but excluding the date fixed for redemption, the whole constituting and hereinafter referred to as the “Redemption Price”.

3.2 Partial Redemption

          In case a part only of the Series 13 Preference Shares is at any time to be redeemed, the shares so to be redeemed shall be selected by lot or in such other manner as the directors of the Corporation, from time to time, so determine. If a part only of the Series 13 Preference Shares represented by any certificate shall be redeemed, a new certificate representing the balance of such shares shall be issued to the holder thereof at the expense of the Corporation upon presentation and surrender of the first mentioned certificate.

3.3 Method of Redemption

          In any case of redemption of Series 13 Preference Shares, the Corporation shall not less than 30 days and not more than 60 days before the date specified for redemption send by prepaid mail or deliver to the registered address of each person who at the date of mailing or delivery is a registered holder of Series 13 Preference Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such Series 13 Preference Shares. Accidental failure or omission to give such notice to one or more holders shall not affect the validity of such redemption, but upon such failure or omission being discovered notice shall be given forthwith to such holder or holders and shall have the same force and effect as if given in due time. Such notice shall set out the number of Series 13 Preference Shares held by the person to whom it is addressed which are to be redeemed, the Redemption Price, the date specified for redemption and the place or places within Canada at which holders of Series 13 Preference Shares may present and surrender such shares for redemption. On and after the date so specified for redemption, the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Series 13 Preference Shares to be redeemed the Redemption Price of such shares on presentation and surrender, at the registered office of the Corporation or any other place or

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places within Canada specified in such notice of redemption, of the certificate or certificates representing the Series 13 Preference Shares called for redemption. Payment in respect of Series 13 Preference Shares being redeemed shall be made by cheque payable to the holders thereof in lawful money of Canada at par at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems desirable. From and after the date specified for redemption in any such notice of redemption, the Series 13 Preference Shares called for redemption shall cease to be entitled to dividends or any other participation in the assets of the Corporation and the holders thereof shall not be entitled to exercise any of their other rights as shareholders in respect thereof unless payment of the Redemption Price shall not be made upon presentation and surrender of the certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right at any time after the mailing or delivery of notice of its intention to redeem Series 13 Preference Shares to deposit the Redemption Price of the Series 13 Preference Shares so called for redemption, or of such of the Series 13 Preference Shares which are represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice or in a subsequent notice to the holders of the shares in respect of which the deposit is made, to be paid without interest to or to the order of the respective holders of Series 13 Preference Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 13 Preference Shares in respect of which such deposit shall have been made shall be deemed to be redeemed and the rights of the holders thereof shall be limited to receiving, without interest, their proportionate part of the amount so deposited upon presentation and surrender of the certificate or certificates representing their Series 13 Preference Shares being redeemed. Any interest allowed on any such deposit shall belong to the Corporation. Redemption monies that are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed (including monies held on deposit to a special account as provided for above) for a period of six years from the date specified for redemption shall be forfeited to the Corporation.

4. Purchase for Cancellation

          Subject to the provisions of clause 5 hereof, the Corporation may at any time or from time to time purchase for cancellation all or any part of the outstanding Series 13 Preference Shares in the open market (including purchase through or from an investment dealer or a member of a recognized stock exchange) or by invitation for tenders addressed to all of the holders of record of Series 13 Preference Shares then outstanding, at the lowest price or prices at which, in the opinion of the directors of the Corporation, such shares are then obtainable but not exceeding a price per share equal to the Redemption Price plus, reasonable costs of purchase. If, in response to an invitation for tenders under the provisions of this clause 4, more Series 13 Preference Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, then the Series 13 Preference Shares to be purchased by the Corporation shall be purchased as nearly as may be pro rata according to the number of shares tendered by each holder who submits a tender to the Corporation, provided that when shares are tendered at different prices, the pro rating shall be effected only with respect to the shares

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tendered at the price at which more shares were tendered than the Corporation is prepared to purchase after the Corporation has purchased all the shares tendered at lower prices.

5. Restrictions on Dividends and Retirement of Shares

          So long as any of the Series 13 Preference Shares are outstanding, the Corporation shall not, without the approval of the holders of the Series 13 Preference Shares given as hereinafter specified:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Series 13 Preference Shares) on shares ranking as to dividends junior to the Series 13 Preference Shares; or

(b)	call for redemption, redeem, purchase or otherwise pay off or retire for value any shares ranking as to capital junior to the Series 13 Preference Shares (except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Series 13 Preference Shares); or

(c)	call for redemption, redeem, purchase or otherwise pay off or retire for value less than all of the Series 13 Preference Shares; or

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares from time to time issued, call for redemption, redeem, purchase or otherwise pay off or retire for value any shares ranking as to capital on a parity with the Series 13 Preference Shares; or

(e)	issue any additional Series 13 Preference Shares or any shares ranking as to dividends or capital on a parity with the Series 13 Preference Shares;

unless, in each such case, all dividends then payable on the Series 13 Preference Shares then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Series 13 Preference Shares accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon shall have been declared and paid or set apart for payment.

          As long as any Series 13 Preference Shares are outstanding, the Corporation shall not, without the prior approval of the holders of such outstanding Series 13 Preference Shares given in the manner hereinafter specified, issue any shares ranking as to dividends or capital prior to the Series 13 Preference Shares.

6. Voting Rights

          The holders of the Series 13 Preference Shares shall not be entitled to receive notice of or to attend or to vote at any meetings of shareholders of the Corporation unless and until the Corporation from time to time shall fail to pay in the aggregate eight Quarterly Dividends on the Series 13 Preference Shares on the dates on which the same should be paid

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according to the terms hereof whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends. Thereafter, but only so long as any dividends on the Series 13 Preference Shares remain in arrears, the holders of the Series 13 Preference Shares shall be entitled to receive notice of and to attend all annual and other general meetings of shareholders of the Corporation other than any meetings of the holders of any other class or series of shares of the Corporation held separately as a class or series, but shall not be entitled to vote thereat except in the election of directors in which case the holders of the Series 13 Preference Shares shall be entitled to one vote in respect of each $25.00 of the issue price of each Series 13 Preference Share held (provided that holders of the Series 13 Preference Shares shall vote together with holders of Class A Limited Voting Shares in the election of one-half of the board of directors).

7.       Liquidation, Dissolution or Winding-up

          In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Series 13 Preference Shares shall be entitled to receive from the assets of the Corporation a sum equal to $25.00 per Series 13 Preference Share held by them respectively, plus an amount equal to all accrued and unpaid dividends thereon up to the date of payment which, for greater certainty, shall include dividends calculated in accordance with clause 2.1 during the period from and including the immediately preceding Dividend Payment Date to but excluding the date of payment before any amount shall be paid to, or assets of the Corporation distributed amongst the holders of any other shares of the Corporation ranking as to capital junior to the Series 13 Preference Shares. After payment to the holders of the Series 13 Preference Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the assets of the Corporation.

8.       Interpretation

          In the event that any date on which any dividend on the Series 13 Preference Shares is payable by the Corporation, or on or by which any other action is required to be taken by the Corporation hereunder, is not a Business Day, then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a Business Day.

          For the purposes of these share provisions:

(a)	“Business Day” means a day other than a Saturday, a Sunday or any other day that is treated as a statutory holiday in the jurisdiction in which the Corporation’s registered office is located; and

(b)	“ranking as to capital” means ranking with respect to the distribution of assets in the event of a liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

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9. Mail Service Interruption

          If the directors of the Corporation determine that mail service is or is threatened to be interrupted at the time when the Corporation is required or elects to give any notice hereunder, or is required to send any cheque or any share certificate to the holder of any Series 13 Preference Share, whether in connection with the redemption of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

(a)	give such notice by publication thereof once in a daily English language newspaper of general circulation published in each of Vancouver, Calgary, Regina, Winnipeg, Toronto, Montreal, Saint John, Charlottetown, Halifax and St. John’s and once in a daily French language newspaper published in Montreal and such notice shall be deemed to have been validly given on the day next succeeding its publication in all of such cities; and

(b)	fulfill the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such holder by the transfer agent for the Series 13 Preference Shares at its principal offices in the cities of Vancouver, Calgary, Regina, Winnipeg, Toronto, Montreal, Saint John, Charlottetown, Halifax and St. John’s, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the directors of the Corporation determine that mail service is no longer interrupted or threatened to be interrupted such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by mail as herein provided. In the event that the Corporation is required to mail such share certificate, such mailing shall be made by prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such certificate.

10. Amendment

          The rights, privileges, restrictions and conditions attached to the Series 13 Preference Shares may be added to, changed or removed by Articles of Amendment but only with the prior approval of the holders of the Series 13 Preference Shares given in such manner as provided in clause 11.2 and as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of outstanding Series 13 Preference Shares or passed by the affirmative vote of at least 66 2/3% of the votes cast by the holders of the Series 13 Preference Shares who voted in respect of that resolution at a meeting of the holders of the Series 13 Preference Shares duly called for that purpose and at which a majority of the Series 13 Preference Shares are represented or, if no quorum is present at such meeting, at any adjourned meeting of the holders of the Series 13 Preference Shares at which holders of Series 13 Preference Shares represented thereat shall constitute the quorum and may transact the business for which the meeting was originally called notwithstanding that they may not represent a majority of the outstanding Series 13 Preference Shares.

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11. Approval of Holders of Series 13 Preference Shares

11.1 Any approval of the holders of the Series 13 Preference Shares with respect to any matters requiring the consent of the holders of the Series 13 Preference Shares other than the amendment of the rights, privileges, restrictions and conditions attached to the Series 13 Preference Shares as set forth in clause 10 may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of outstanding Series 13 Preference Shares or passed by the affirmative vote of at least 66 2/3% of the votes cast by the holders of Series 13 Preference Shares who voted in respect of that resolution at a meeting of the holders of the Series 13 Preference Shares duly called for that purpose and at which the quorum as required by the by-laws of the Corporation is present.

11.2 The proxy rules applicable to, the formalities to be observed in respect of the giving of notice of, and the formalities to be observed in respect of the conduct of, any meeting or any adjourned meeting of holders of Series 13 Preference Shares shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders, or if not so prescribed, as required by law. On every poll taken at every meeting of holders of Series 13 Preference Shares, each holder of Series 13 Preference Shares entitled to vote thereat shall have one vote in respect of each $25.00 of the issue price of the Series 13 Preference Shares held.

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CLASS A PREFERENCE SHARES, SERIES 14

Number and Designation of and

Rights, Privileges, Restrictions and
Conditions Attaching to the Class A Preference Shares, Series 14

          The fourteenth series of Class A Preference Shares of the Corporation shall consist of 665,000 Class A Preference Shares which shall be designated as Class A Preference Shares, Series 14 (hereinafter called the “Series 14 Preference Shares”) and which, in addition to the rights, privileges, restrictions and conditions attaching to the as Class A Preference Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1. Consideration for Issue

          The consideration for the issue of each Series 14 Preference Share shall be $100.00.

2. Dividends

2.1 Subject to clauses 3 and 5 hereof, the holders of the Series 14 Preference Shares shall be entitled to receive, and the Corporation shall pay thereon, as and when declared by the Board of Directors of the Corporation, out of moneys of the Corporation properly applicable to the payment or dividends, cumulative, preferential cash dividends (the “Monthly Dividends”) in respect of each calendar month (a “Monthly Dividend Period”) in each year, payable on the 12th day of the month immediately following each Monthly Dividend Period (the “Dividend Payment Dates”) in an amount per Series 14 Preference Share calculated in accordance with clause 2.2 hereof. The first Monthly Dividend shall be paid on February 12, 2005.

2.2 The Monthly Dividend to be paid per Series 14 Preference Share in respect of a Monthly Dividend Period shall be the amount obtained when

(A)	the Monthly Dividend Rate for such Monthly Dividend Period multiplied by $100 is multiplied by

(B)	the number of days in the Monthly Dividend Period divided by 365 or 366 in a leap year, as the case may be.

2.3 In any case where dividends (the “Short Dividends”) are payable on the Series 14 Preference Shares in respect of a period (a “Short Dividend Period”) of less than a calendar month, dividends shall be paid for such Short Dividend Period in the amount per Series 14 Preference Share equal to the amount obtained when

(A)	$100 multiplied by 63% of the Average Prime Rate on the next to last Wednesday of the calendar month immediately prior to the calendar month during which the last day of such Short Dividend Period falls

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is multiplied by

(B)	the number of days in such Short Dividend Period divided by 365 or 366 in a leap year, as the case may be.

2.4 That portion of the amount payable to a holder of a Series 14 Preference Share on a redemption, retraction or purchase for cancellation thereof, or on the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation (“winding-up”), equal to all accrued and unpaid dividends thereon to but excluding the date of redemption, retraction, purchase or winding-up (the “specified date”), shall consist of:

(i)	all accrued and unpaid Monthly Dividends thereon, if any, in respect of all complete Monthly Dividend Periods preceding the specified date, whether or not declared payable on or after the specified date plus

(ii)	if the specified date is other than the first day of a calendar month, an amount equal to the Short Dividend that would be payable thereon in respect of a Short Dividend commencing after the Monthly Dividend Period immediately preceding the specified date and ending on the day prior to the specified date.

2.5 Where used in these share provisions, the following terms shall have the following meanings, respectively:

(a)	“Monthly Dividend Rate” means, in respect of a Monthly Dividend Period, sixty-three percent (63%) of the Average Prime Rate on the next to last Wednesday of the calendar month immediately prior to the Monthly Dividend Period for which the determination is being made.

(b)	“Banks” means The Toronto-Dominion Bank, The Royal Bank of Canada, Canadian Imperial Bank of Commerce, Bank of Nova Scotia and Bank of Montreal collectively, and the term “Bank” means one of the Banks and for purposes of this definition, “Banks” shall include any bank with which one or more of such Banks may merge and any bank which may become a successor to the business of one of such Banks.

(c)	“Prime Rate” means, for any Bank, on any day, the annual prime commercial lending rate of interest established and announced as the reference rate of interest used by such Bank on such day to determine the rates of interest on Canadian dollar loans to customers in Canada and designated by such Bank as its prime rate.

(d)	“Average Prime Rate” means, for any day, the arithmetic average, rounded to the nearest one-one-hundredth of one percent (0.01%), of the Prime Rates of the Banks on such day or, if on such day there shall be a Prime Rate for some but not all of the Banks, of the Prime Rates of the Banks having a Prime Rate; provided

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that if on such day there shall be no Prime Rate for any of the Banks, the Average Prime Rate for such day shall be 1.50% per annum above the average yield per annum on 91 day Government of Canada Treasury Bills as reported by the Bank of Canada for the weekly tender immediately preceding that day.

2.6 Dividends (less any tax required to be withheld by the Corporation) on the Series 14 Preference Shares shall be paid by cheque payable in lawful money of Canada at par at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems desirable. The mailing of such cheque from the Corporation’s registered office, or the principal office in Toronto of the registrar for the Series 14 Preference Shares, or the payment by such other reasonable means as the Corporation deems desirable, on or before the date on which such dividend is to be paid to a holder of Series 14 Preference Shares shall be deemed to be payment of the dividends represented thereby and payable on such date unless the cheque is not paid upon presentation or payment by such other means is not received. Dividends which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Corporation.

2.7 If on any date on which dividends are to be paid, the dividends accrued to such date are not paid in full on all of the Series 14 Preference Shares then outstanding, such dividends, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the directors of the Corporation on which the Corporation shall have sufficient monies properly applicable to the payment of such dividends. The holders of Series 14 Preference Shares shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for.

2.8 Dividends on the Series 14 Preference Shares shall accrue on a day to day basis.

3. Redemption

3.1 Subject to the provisions of clause 6 hereof, the Corporation may, upon giving notice as hereinafter provided, on any March 1, June 1, September 1 and December 1 thereafter (a “Redemption Date”) redeem the whole or from time to time any part of the then outstanding Series 14 Preference Shares on payment for each share to be redeemed of a price of $100 together with an amount equal to all accrued and unpaid dividends thereon to but excluding the date fixed for redemption (the whole constituting and being herein referred to as the “Redemption Price”). In the event that a dividend declared payable on the Series 14 Preference Shares to holders of record thereof on a date (a “record date”) prior to a Redemption Date has not been paid by the Corporation prior to such Redemption Date and an amount equal to that dividend is paid as part of the Redemption Price payable in respect of Series 14 Preference Shares redeemed on such Redemption Date, Series 14 Preference Shares which are redeemed on the Redemption Date shall not be entitled to such dividend notwithstanding that the holders of the Series 14 Preference Shares redeemed on the Redemption Date were holders of record on the record date.

3.2 In case a part only of the Series 14 Preference Shares is at any time to be redeemed, the shares so to be redeemed shall be selected by lot or in such other manner as the

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directors of the Corporation, from time to time, so determine. If a part only of the Series 14 Preference Shares represented by any certificate shall be redeemed, a new certificate representing the balance of such shares shall be issued to the holder thereof at the expense of the Corporation upon presentation and surrender of the first mentioned certificate.

3.3 In the case of redemption of Series 14 Preference Shares, the Corporation shall not less than 30 days and not more than 60 days before the date specified for redemption send by prepaid mail or deliver to the registered address of each person who at the date of mailing or delivery is a registered holder of Series 14 Preference Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such Series 14 Preference Shares. Accidental failure or omission to give such notice to one or more holders shall not affect the validity of such redemption, but upon such failure or omission being discovered notice shall be given forthwith to such holder or holders and shall have the same force and effect as if given in due time. Such notice shall set out the number of Series 14 Preference Shares held by the person to whom it is addressed which are to be redeemed, the Redemption Price, the date specified for redemption and the place or places within Canada at which holders of Series 14 Preference Shares may present and surrender such shares for redemption. On and after the date so specified for redemption, the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Series 14 Preference Shares to be redeemed the Redemption Price of such shares on presentation and surrender, at the registered office of the Corporation or any other place or places within Canada specified in such notice of redemption, of the certificate or certificates representing the Series 14 Preference Shares called for redemption. Payment in respect of Series 14 Preference Shares being redeemed shall be made by cheque payable to the holders thereof in lawful money of Canada at par at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems desirable. From and after the date specified for redemption in any such notice of redemption, the Series 14 Preference Shares called for redemption shall cease to be entitled to dividends or any other participation in the assets of the Corporation and the holders thereof shall not be entitled to exercise any of their other rights as shareholders in respect thereof unless payment of the Redemption Price shall not be made upon presentation and surrender of the certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right at any time after the mailing or delivery of notice of its intention to redeem Series 14 Preference Shares to deposit the Redemption Price of the Series 14 Preference Shares so called for redemption, or of such of the Series 14 Preference Shares which are represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice or in a subsequent notice to the holders of the shares in respect of which the deposit is made, to be paid without interest to or to the order of the respective holders of Series 14 Preference Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 14 Preference Shares in respect of which such deposit shall have been made shall be deemed to be redeemed and the rights of the holders thereof shall be limited to receiving, without interest, their proportionate part of the amount so deposited upon presentation and surrender of the certificate or certificates representing their Series 14 Preference Shares being redeemed. Any interest allowed on any such deposit shall belong to the Corporation. Redemption monies that are represented by a cheque which has not been presented to the Corporation’s

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bankers for payment or that otherwise remain unclaimed (including monies held on deposit to the special account as provided for above) for a period of six years from the date specified for redemption shall be forfeited to the Corporation.

4. Purchase for Cancellation

4.1 Subject to the provisions of clause 6 hereof, the Corporation may at any time or times purchase (if obtainable), upon notice to Dominion Securities Pitfield Limited or its successors (“DSP”), the whole or any part of the outstanding Series 14 Preference Shares either on the open market (including purchase through or from an investment dealer or firm holding membership on a recognized stock exchange) or by invitation for tenders to all the holders of record of Series 14 Preference Shares outstanding, or in any other manner, provided that shares so purchased for cancellation in any such other manner shall be purchased at a price not exceeding the highest price offered for a board lot of the Series 14 Preference Shares on any stock exchange on which such shares are listed on the last day on which a price is offered for a board lot of the Series 14 Preference Shares on any such stock exchange preceding the date of purchase for cancellation; provided further that if the Series 14 Preference Shares are not listed on any stock exchange, such shares shall not be purchased in any such other manner at a price per share exceeding $100 plus an amount equal to all accrued and unpaid dividends thereon to but excluding the date of purchase.

4.2 If, in response to an invitation for tenders under the provisions of this clause 4, more Series 14 Preference Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, then the Series 14 Preference Shares to be purchased by the Corporation shall be purchased as nearly as may be pro rata according to the number of shares tendered by each holder who submits a tender to the Corporation, provided that when shares are tendered at different prices, the pro rating shall be effected only with respect to the shares tendered at the price at which more shares were tendered than the Corporation is prepared to purchase after the Corporation has purchased all the shares tendered at lower prices.

       If part only of the Series 14 Preference Shares represented by any certificate shall be purchased, a new certificate for the balance of such shares shall be issued at the expense of the Corporation.

5. Retraction at the Option of the Holder

5.1 Subject as hereinafter provided, a holder of Series 14 Preference Shares shall be entitled to require the Corporation to redeem on any March 1, June 1, September 1 and December 1(a “Retraction Date”) any or all of the Series 14 Preference Shares registered in his name at a price per share equal to $100 together with an amount equal to all accrued and unpaid dividends thereon to but excluding the Retraction Date (the whole constituting and being herein referred to as the “Retraction Price”). In the event that a dividend declared payable on the Series 14 Preference Shares to holders of record thereof on a date (a “record date”) prior to a Retraction Date has not been paid by the Corporation prior to such Retraction Date and an amount equal to that dividend is paid as part of the Retraction Price payable in respect of Series 14 Preference Shares redeemed on such Retraction Date, Series 14 Preference Shares which are redeemed on the Retraction Date shall not be entitled to the dividend payable on the date subsequent to the

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Retraction Date notwithstanding that the holders of the Series 14 Preference Shares redeemed on the Retraction Date were holders of record on the record date.

5.2 Each holder of Series 14 Preference Shares who desires to have the Corporation redeem any or all of the Series 14 Preference Shares registered in his name must, not less than 15 days prior to a Retraction Date, present and surrender to the transfer agent (the “Transfer Agent”) for the Series 14 Preference Shares, the certificate or certificates representing the Series 14 Preference Shares which the holder wishes to have the Corporation redeem with the retraction panel on such certificate or, such other election form as may be designated by the Corporation for such purposes which includes at least substantially the same information as the retraction panel on the date of initial issue of the Series 14 Preference Shares, in either case duly completed by the registered holder specifying the number of Series 14 Preference Shares represented by such certificate that are to be redeemed by the Corporation on the Retraction Date. Such presentation and surrender of Series 14 Preference Shares for Redemption shall be irrevocable by the holder except with respect to those Series 14 Preference Shares which are not redeemed by the Corporation on the applicable Retraction Date and are not purchased by DSP as hereinafter provided in this clause 5. Unless a holder presenting a certificate representing Series 14 Preference Shares for redemption pursuant to this clause 5 indicates in the retraction panel on such certificate or such other election form as may be designated by the Corporation that such holder requires that the Series 14 Preference Shares referred to therein be redeemed by the Corporation and not be purchased by DSP, the Series 14 Preference Shares (together with the right to all accrued and unpaid dividends thereon) tendered for redemption by the Corporation may, at the option of DSP, be purchased on the Retraction Date by DSP from the holder at a price (the “Purchase Price”) equal to the Retraction Price.

5.3 On or prior to the 10th day prior to a Retraction Date, the Corporation shall cause the Transfer Agent to give notice to DSP of the aggregate number of Series 14 Preference Shares which have been tendered for redemption on such Retraction Date in accordance with the foregoing provisions of this clause 5 and in respect of which the holder thereof has not indicated as aforesaid that such shares are not to be purchased by DSP (such shares being herein referred to as the “Shares Available for Purchase”). Prior to the Retraction Date, DSP may deliver to the Transfer Agent a commitment letter (a “commitment”) obligating DSP to purchase from holders of Shares Available for Purchase all or some of the Shares Available for Purchase. If the number of shares to be purchased on a Retraction Date by DSP as specified in a commitment is less than all the Shares Available for Purchase on such Retraction Date, any purchase by DSP of Series 14 Preference Shares from the holders of the Shares Available for Purchase shall be as nearly as may be pro rata (disregarding fractions) in proportion to the number of Series 14 Preference Shares held by the holders respectively which comprise the Shares Available for Purchase. The Shares Available for Purchase which are Specified in a commitment to be purchased by DSP on a Retraction Date as aforesaid are herein referred to as the “Purchased Shares”. Payment of the Purchase Price by DSP for the Purchased Shares shall be made by the delivery to the Transfer Agent on or prior to the applicable Retraction Date of one or more bank drafts payable to the Transfer Agent. Upon such delivery, the Corporation shall cause the Transfer Agent to transfer the Purchased Shares to DSP, to note on the share records for the Series 14 Preference Shares the right of DSP or its assigns to receive all dividends on the Purchased Shares declared but unpaid as of the applicable Retraction Date, to deliver to DSP certificates for the Purchased Shares duly registered in the name of DSP or as DSP may direct and to pay the Purchase Price of the

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Purchased Shares to the holders of Series 14 Preference Shares which have been purchased in the manner, mutatis mutandis, in which payment is made by the Corporation for Series 14 Preference Shares redeemed by the Corporation pursuant to this clause 5. Notwithstanding the provisions of clause 1 hereof, the Corporation shall cause any dividends on the Series 14 Preference Shares which have theretofore been declared but not paid to which the Transfer Agent has noted DSP’s or its assigns’ right in accordance with the preceding sentence to be paid to DSP or to its assigns, as the case may be, and not to the holder of record of such shares on the relevant record date or dates for such dividends.

5.4 The Corporation shall, on the applicable Retraction Date, redeem, at a price per Series 14 Preference Share equal to the Retraction Price, the Series 14 Preference Shares in respect of which the certificates have been surrendered for redemption in accordance with the provisions of this clause 5 and have not been purchased by DSP in accordance with the provisions of this clause 5. Payment of the Retraction Price may be made by cheque of the Corporation or by any other reasonable means the Corporation deems desirable and such payment of the Retraction Price shall be a full and complete discharge of the Corporation’s obligation to pay the Retraction Price owed to the holders of Series 14 Preference Shares so presented and surrendered for redemption. Subject as hereinafter provided, the Series 14 Preference Shares so presented and surrendered for redemption and not purchased by DSP shall be and be deemed to be redeemed on the applicable Retraction Date. From and after the applicable Retraction Date, a holder of any Series 14 Preference Share presented and surrendered for redemption and not purchased by DSP shall not be entitled to dividends or to exercise any of the rights of a holder of Series 14 Preference Shares in respect thereof except the right to receive the Retraction Price, provided that if payment of the Retraction Price is not duly made by or on behalf of the Corporation in accordance with the provisions hereof, then the rights of such holder shall remain unaffected. Notwithstanding the foregoing and for greater certainty, the Corporation shall have no obligation to redeem on a Retraction Date any Purchased Shares which are purchased by DSP in accordance with the provisions of this clause 5.

      If part only of the Series 14 Preference Shares represented by any certificate are redeemed or purchased as aforesaid, a new certificate for the balance of shares shall be issued at the expense of the Corporation.

5.5 If, prior to any Retraction Date, the Corporation determines that by reason of the provisions of the Business Corporations Act (Ontario) or its Articles or other applicable law, will be unable to redeem all of the Series 14 Preference Shares then outstanding, the Corporation shall give to the holders of the Series 14 Preference Shares a notice which shall include a statement of the maximum number of Series 14 Preference Shares which it then believes it will be permitted to redeem on the applicable Retraction Date and, provided the Corporation has acted in good faith in making such determination, the Corporation shall have no liability in the event that such determination proves inaccurate. If the Corporation is unable by reason of the provisions of the Business Corporations Act (Ontario) or its Articles or other applicable law to redeem all Series 14 Preference Shares duly presented and surrendered to the Corporation for redemption on any Retraction Date and which are not Purchased Shares, it will redeem such number thereof (rounded to the next lower multiple of 1,000 shares) as it is then permitted to redeem, which shall be selected as nearly as may be pro rata (disregarding fractions) in proportion to the total number of Series 14 Preference Shares so presented and surrendered for

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redemption by each holder thereof and which are not Purchased Shares. If all Series 14 Preference Shares duly presented and surrendered to the Corporation for redemption on any Retraction Date are not redeemed or purchased as aforesaid on such date, the Corporation shall continue to hold the Series 14 Preference Shares not so redeemed or purchased and shall, as soon as possible thereafter, give to each holder thereof a notice stating: (i) the number of Series 14 Preference Shares of such holder then held by the Corporation; (ii) the intention of the Corporation to redeem on each Retraction Date thereafter, that number of the Series 14 Preference Shares presented and surrendered to the Corporation for redemption on a Retraction Date and not theretofore redeemed, purchased or withdrawn as the Corporation is then permitted to redeem; and (iii) the right of such holder to require the Corporation to return to him all or any part of his Series 14 Preference Shares held by the Corporation, with the result that the obligation of the Corporation to redeem the shares so returned shall cease.

     Thereafter on each Retraction Date, to the extent it is permitted to do so by the Business Corporations Act (Ontario) and by its Articles and by other applicable law, the Corporation shall redeem such number (rounded, except for the final redemption of any number of shares less than 1,000, to the next lower multiple of 1,000 shares) of the Series 14 Preference Shares presented and surrendered to the Corporation for redemption on a Retraction Date and not theretofore redeemed, purchased or withdrawn, as the Board of Directors of the Corporation determines the Corporation is permitted to redeem on such Retraction Date, until all such Series 14 Preference Shares have been so redeemed. The Series 14 Preference Shares redeemed on any Retraction Date shall be selected as nearly as may be pro rata (disregarding fractions) in the manner aforesaid. Payment of the Retraction Price therefor shall be made as aforesaid and shall be accompanied by a statement addressed to the holder of Series 14 Preference Shares redeemed setting out the number of shares so redeemed and the number then held by the Corporation. Upon such payment, the Series 14 Preference Shares to be redeemed shall then be and be deemed to be redeemed and such holder shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of a shareholder in respect thereof. Except as otherwise provided herein, a holder of Series 14 Preference Shares presented and surrendered to the Corporation for redemption on a Retraction Date which are not so redeemed shall continue to be entitled to exercise all of the rights of a shareholder in respect of such Series 14 Preference Shares and to receive dividends thereon until such shares are redeemed except that, in order to obtain possession of the share certificate or certificates representing such Series 14 Preference Shares, a holder thereof must give 10 days’ prior written notice to the Corporation (given not less than 20 days prior to the Dividend Payment Date) requiring the Corporation to return to him any or all said Series 14 Preference Shares held by the Corporation. Upon receipt of such written notice, the Corporation shall promptly send to such holder a share certificate or share certificates for that number of Series 14 Preference Shares which such holder has requested the Corporation to return and thereupon the Corporation shall cease have to any obligation to redeem such shares under this clause 5.

6. Restriction on Dividends, Retirement and Issue of Shares

    As long as any Series 14 Preference Shares are outstanding, the Corporation shall not, without prior approval of the holders of such outstanding Series 14 Preference Shares given in the manner hereinafter specified:

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(a)	declare, pay or set apart for payment any dividends on shares of the Corporation ranking as to dividends junior to the Series 14 Preference Shares (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Series 14 Preference Shares); or

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Series 14 Preference Shares, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of shares of the Corporation ranking as to capital junior to the Series 14 Preference Shares; or

(c)	except pursuant to the retraction privilege attaching thereto, redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of less than all of the Series 14 Preference Shares; or

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of any shares of the Corporation ranking as to capital on a parity with the Series 14 Preference Shares; or

(e)	issue any additional Class A Preference Shares or any shares ranking as to dividends or capital on a parity with the Series 14 Preference Shares;

unless at the date of such declaration, payment, setting apart for payment, redemption, call for redemption or purchase or reduction or return of capital, or issuance, as the case may be, all accrued and unpaid cumulative dividends up to and including the dividend payment and the last completed period for which such dividend payment for the last completed period for which such dividends shall be payable, shall have been declared and paid or set apart for payment on the Series 14 Preference Shares and any accrued and unpaid cumulative dividends which have become payable and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment on all other shares ranking as to dividends on a parity with the Series 14 Preference Shares.

          As long as any Series 14 Preference Shares are outstanding, the Corporation shall not, without prior approval of the holders of such outstanding Series 14 Preference Shares given in the manner hereinafter specified, issue any shares ranking as to dividends or capital prior to the Series 14 Preference Shares.

7. Voting Rights

          The holders of the Series 14 Preference Shares shall not be entitled to receive notice of or to attend or to vote at any meetings of shareholders of the Corporation unless and until the Corporation from time to time shall fail to pay in the aggregate 24 Monthly Dividends on the Series 14 Preference Shares on the dates on which the same should be paid according to the terms hereof whether or not consecutive and whether or not such dividends which have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends. Thereafter, but only so long as any dividends on the Series 14 Preference

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Shares remain in arrears, the holders of the Series 14 Preference Shares shall be entitled to receive notice of and to attend all annual and other general meetings of shareholders of the Corporation other than any meetings of the holders of any other class or series of shares of the Corporation held separately as a class or series, but shall not be entitled to vote thereat except in the election of directors in which case the holders of the Series 14 Preference Shares shall be entitled to four votes in respect of each $100.00 of the issue price of the Series 14 Preference Shares held (provided that holders of the Series 14 Preference Shares shall vote together with holders of Class A Limited Voting Shares in the election of one-half of the board of directors).

8. Liquidation, Dissolution and Winding-up

          In the event of liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, the holders of the Series 14 Preference Shares shall be entitled to be paid and to receive $100.00 per share together with an amount equal to all accrued and unpaid dividends thereon to but excluding the date of payment, before any amount shall be paid or any assets of the Corporation shall be distributed to the holders of shares of the Corporation ranking as to capital junior to the Series 14 Preference Shares. Upon payment to the holders of the Series 14 Preference Shares of the amount so payable to them, they shall not be entitled to share in any distribution of the assets of the Corporation.

9. Interpretation

          In the event that any date on which any dividend on the Series 14 Preference Shares is payable by the Corporation, or on or by which any other action is required to be taken by the Corporation hereunder, is not a Business Day, then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a Business Day.

          For the purposes of these share provisions:

(a)	“Business Day” means a day other than a Saturday, a Sunday or any other day that is treated as a statutory holiday in the jurisdiction in which the Corporation’s registered office is located; and

(b)	“ranking as to capital” means ranking with respect to the distribution of assets in the event of a liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

10. Mail Service Interruption

          If the directors of the Corporation determine that mail service is or is threatened to be interrupted at the time when the Corporation is required or elects to give any notice hereunder, or is required to send any cheque or any share certificate to the holder of any Series 14 Preference Share, whether in connection with the redemption of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

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(a)	give such notice by publication thereof once in a daily English language newspaper of general circulation published in each of Vancouver, Calgary, Regina, Winnipeg, Toronto, Montreal and Halifax and once in a daily French language newspaper published in Montreal and such notice shall be deemed to have been validly given on the day next succeeding its publication in all of such cities; and

(b)	fulfil the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such holder by the transfer agent for the Series 14 Preference Shares at its principal offices in the cities of Vancouver, Calgary, Regina, Winnipeg, Toronto, Montreal and Halifax, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the directors of the Corporation determine that mail service is no longer interrupted or threatened to be interrupted such cheque or share certificate, if not there to for delivered to such holder, shall be sent by mail as herein provided. In the event that the Corporation is required to mail such share certificate, such mailing shall be made by prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such certificate.

11. Amendment

          The rights, privileges, restrictions and conditions attached to the Series 14 Preference Shares may be added to, changed or removed by Articles of Amendment but only with the prior approval of the holders of the Series 14 Preference Shares given in such manner as provided in clause 12.2 and as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of outstanding Series 14 Preference Shares or passed by the affirmative vote of at least 66 2/3% of the votes cast by the holders of the Series 14 Preference Shares who voted in respect of that resolution at a meeting of the holders of the Series 14 Preference Shares duly called for that purpose and at which a majority of the Series 14 Preference Shares are represented or, if no quorum is present at such meeting, at any adjourned meeting of the holders of the Series 14 Preference Shares at which holders of Series 14 Preference Shares represented thereat shall constitute the quorum and may transact the business for which the meeting was originally called notwithstanding that they may not represent a majority of the outstanding Series 14 Preference Shares.

12. Approval of Holders of Series 14 Preference Shares

12.1 Any approval of the holders of the Series 14 Preference Shares with respect to any matters requiring the consent of the holders of the Series 14 Preference Shares other than the amendment of the rights, privileges, restrictions and conditions attached to the Series 14 Preference Shares as set forth in clause 11 may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of outstanding Series 14 Preference Shares or passed by the affirmative vote of at least 66 2/3% of the votes cast by the holders of Series 14 Preference Shares who voted in respect of that resolution at a meeting of the holders of the Series 14 Preference Shares duly

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called for that purpose and at which the quorum as required by the by-laws of the Corporation is present.

12.2 The proxy rules applicable to, the formalities to be observed in respect of the giving of notice of, and the formalities to be observed in respect of the conduct of, any meeting or any adjourned meeting of holders of Series 14 Preference Shares shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders, or if not so prescribed, as required by law. On every poll taken at every meeting of holders of Series 14 Preference Shares, each holder of Series 14 Preference Shares entitled to vote thereat shall have four votes in respect of each $100.00 of the issue price of the Series 14 Preference Shares held.

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CLASS A PREFERENCE SHARES, SERIES 15 ATTRIBUTES

Number and Designation of and Rights, Privileges, Restrictions
and Conditions Attaching to the Class A Preference Shares, Series 15

               The 15th series of Class A Preference Shares of the Corporation shall consist of 4,000,000 Class A Preference Shares which shall be designated as Class A Preference Shares Series Fifteen (hereinafter referred to as the “Series 15 Preference Shares”) and which, in addition to the rights, privileges, restrictions and conditions attached to the Class A Preference Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

I. PART I

               All terms used in Part I of these provisions respecting the Series 15 Preference Shares which are defined in Part II hereof have the meaning ascribed to them in Part II hereof.

1. Consideration For Issue

               The consideration for the issue of each Series 15 Preference Share shall be $25.00.

2. Payment of Dividends

(a)	For the Initial Term and for each Dividend Period falling within a Corporation Determined Term, the holders of Series 15 Preference Shares shall be entitled to receive and the Corporation shall pay thereon, as and when declared by the directors of the Corporation, out of the moneys of the Corporation properly applicable to the payment of dividends, quarterly cumulative preferential cash dividends, in an amount determined in accordance with section I.3(a) hereof, payable, with respect to each such Dividend Period, on the Dividend Payment Date immediately following the end of such Dividend Period.

(b)	After the expiry of the Initial Term, for each Dividend Period falling within a Dealer Determined Term, the holders of Series 15 Preference Shares shall be entitled to receive and the Corporation shall pay thereon, as and when declared by the directors of the Corporation, out of the moneys of the Corporation properly applicable to the payment of dividends, quarterly cumulative preferential cash dividends, in an amount determined in accordance with section I.3(b) hereof, payable, with respect to each such Dividend Period, on the Dividend Payment Date immediately following the end of such Dividend Period.

(c)	After the expiry of the Initial Term, for each Auction Dividend Period falling within an Auction Term, the holders of Series 15 Preference Shares shall be entitled to receive and the Corporation shall pay thereon, as and when declared by the directors of the Corporation, out of the moneys of the Corporation properly applicable to the payment of dividends, monthly cumulative preferential cash dividends, in an amount determined in accordance with section I.3(c) hereof,

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payable, with respect to each such Auction Dividend Period, on the Auction Dividend Payment Date immediately following the end of such Auction Dividend Period.

               The Corporation shall pay dividends (less any tax required to be deducted and withheld by the Corporation) on such shares to the holders of record thereof at the close of business on the sixth Business Day immediately preceding the relevant Dividend Payment Date or Auction Dividend Payment Date (as applicable). Dividends shall be paid by cheque payable in lawful money of Canada at par at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems desirable. The mailing of such cheque from the Corporation’s registered office, or the principal office in Toronto of the registrar for the Series 15 Preference Shares, or the payment by such other reasonable means as the Corporation deems desirable, on or before the date on which such dividend is to be paid to a holder of Series 15 Preference Shares shall be deemed to be payment of the dividends represented thereby and payable on such date unless the cheque is not paid upon presentation or payment by such other means is not received.

               Dividends which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period six years from the date on which they were declared to be payable shall be forfeited to the Corporation.

3. Amount of Dividends

(a)	The dividend to be paid on each Series 15 Preference Share during the Initial Term shall be the amount obtained by multiplying $25.00 by the Corporation Determined Quarterly Dividend Rate for the Initial Term. Subject to section I.3(d) hereof, for each Dividend Period included within a Corporation Determined Term, the dividend to be paid on each Series 15 Preference Share on the Dividend Payment Date immediately following the end of such Dividend Period shall be the amount obtained by multiplying $25.00 by the Corporation Determined Quarterly Dividend Rate for such Dividend Period.

(b)	Subject to section I.3(d) hereof, after the expiry of the Initial Term, for each Dividend Period included within a Dealer Determined Term, the dividend to be paid on each Series 15 Preference Share on the Dividend Payment Date immediately following the end of such Dividend Period shall be the amount obtained by multiplying $25.00 by the Dealer Determined Quarterly Dividend Rate for such Dividend Period.

(c)	After the expiry of the Initial Term, for each Auction Dividend Period included within an Auction Term, the dividend to be paid on each Series 15 Preference Share on the Auction Dividend Payment Date immediately following the end of such Auction Dividend Period shall be determined as follows:

(i)	on the Auction Dividend Payment Date immediately following the end of the first Auction Dividend Period during any Auction Term, the dividend to be paid on each Series 15 Preference Share shall be the amount which is

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the product of (1) $25.00, (2) 75% of the Bankers’ Acceptance Rate (as defined in section V.1(d) hereof) determined as of the first Business Day of such Auction Dividend Period and (3) the number of days in the first Auction Dividend Period, divided by 365; and

(ii)	on the Auction Dividend Payment Dates immediately following the end of the second and subsequent Auction Dividend Periods during any Auction Term, the dividend to be paid on each Series 15 Preference Share shall be the amount which is the product of (1) $25.00, (2) the Current Dividend Rate for each such Auction Dividend Period determined on the Auction Date immediately prior to the beginning of such Auction Dividend Period and (3) the number of days in such Auction Dividend Period, divided by 365.

(d)	After the expiry of the Initial Term, for the first Dividend Period included within a Corporation Determined Term or a Dealer Determined Term, in either case immediately following an Auction Term, the dividend to be paid on each Series 15 Preference Share on the Dividend Payment Date immediately following the end of such Dividend Period shall be the product of (1) $25.00, (2) four times the Corporation Determined Quarterly Dividend Rate or the Dealer Determined Quarterly Dividend Rate, as the case may be, for such Dividend Period and (3) the number of days in such Dividend Period, divided by 365.

(e)	If, for any reason, the dividend rate applicable hereunder is, in respect of any particular day, not determined or not determinable in accordance with the provisions hereof, the rate applicable in respect of such day shall be the Bankers’ Acceptance Rate (as defined in section V.1(d) hereof) on such day plus 0.40%.

4. Cumulative Payment of Dividends

              If on any Dividend Payment Date or Auction Dividend Payment Date the dividends accrued to such date are not paid in full on all Series 15 Preference Shares then outstanding, such dividends, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the directors of the Corporation on which the Corporation shall have sufficient monies properly applicable to the payment of such dividends. The holders of Series 15 Preference Shares shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for.

5. Redemption

              Subject to section I.8, the Corporation may, upon giving notice as hereinafter specified, redeem at any time the whole or from time to time any part of the then outstanding Series 15 Preference Shares, on payment for each share to be redeemed of a price of $25.00, together, in each case, with all accrued and unpaid dividends thereon up to but excluding the date fixed for redemption (the whole constituting and being herein referred to as the “Redemption Price”).

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               In case a part only of the Series 15 Preference Shares is at any time to be redeemed, the shares so to be redeemed shall be selected by lot or in such other manner as the directors of the Corporation, from time to time, so determine. If a part only of the Series 15 Preference Shares represented by any certificate shall be redeemed, a new certificate representing the balance of such shares shall be issued to the holder thereof at the expense of the Corporation upon presentation and surrender of the first mentioned certificate.

6. Method of Redemption

               In any case of redemption of Series 15 Preference Shares, the Corporation shall not less than 30 (or in the case of notice given during an Auction Term, 12) days and not more than 60 days before the date specified for redemption (which date may not be a day during an Auction Term other than a Settlement Date), send by prepaid mail or deliver to the registered address of each person who at the date of mailing or delivery is a registered holder of Series 15 Preference Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such Series 15 Preference Shares. Any such notice shall be validly and effectively given on the date it is delivered to the holder of Series 15 Preference Shares for whom it is intended or is sent by prepaid first class mail addressed to such holder at his address as it appears on the books of the Corporation, or in the event of the address of such holder not so appearing, then to the address of such holder last known to the Corporation, provided, however, that the accidental failure or, omission to give such notice to one or more holders shall not affect the validity of such redemption, but upon such failure or omission being discovered notice shall be given forthwith to such holder or holders and shall have the same force and effect as if given in due time. Such notice shall set out the number of Series 15 Preference Shares held by the person to whom it is addressed which are to be redeemed, the Redemption Price, the date specified for redemption and the place or places within Canada at which holders of Series 15 Preference Shares may present and surrender such shares for redemption. On and after the date so specified for redemption, the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Series 15 Preference Shares called for redemption the Redemption Price of such shares on presentation and surrender, at the registered office of the Corporation or any other place or places within Canada specified in such notice of redemption, of the certificate or certificates representing the Series 15 Preference Shares called for redemption. Payment in respect of Series 15 Preference Shares being redeemed shall be made by cheque payable to the holders thereof in lawful money of Canada at par at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems desirable and such payment shall be a full and complete discharge of the Corporation’s obligation to pay the Redemption Price owed to the holders of Series 15 Preference Shares so called for redemption unless the cheque is not honoured when presented for payment. From and after the date specified for redemption in any such notice of redemption, the Series 15 Preference Shares called for redemption shall cease to be entitled to dividends or any other participation in the assets of the Corporation and the holders thereof shall not be entitled to exercise any of their other rights as shareholders in respect thereof, other than the right to receive the Redemption Price, unless payment of the Redemption Price shall not be made upon presentation and surrender of the certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right at any time after the mailing or delivery of notice of its intention to redeem Series 15 Preference Shares to deposit an amount equal to the aggregate Redemption Price of the Series 15 Preference Shares so called for

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redemption, or of such of the Series 15 Preference Shares which are represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice or in a subsequent notice to the holders of the Series 15 Preference Shares in respect of which the deposit is made, to be paid without interest to or to the order of the respective holders of Series 15 Preference Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 15 Preference Shares in respect of which such deposit shall have been made shall be deemed to be redeemed and the rights of the holders thereof shall be limited to receiving, without interest, their proportionate part of the amount so deposited upon presentation and surrender of the certificate or certificates representing their Series 15 Preference Shares being redeemed. Any interest allowed on any such deposit shall belong to the Corporation. Redemption monies that are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed (including monies held on deposit to a special account as provided for above) for a period of six years from the date specified for redemption shall be forfeited to the Corporation.

7. Purchase for Cancellation

               Subject to the provisions of section I.8 hereof, the Corporation may at any time or from time to time purchase for cancellation all or any part of the outstanding Series 15 Preference Shares at any price by tender to all of the holders of record of the Series 15 Preference Shares then outstanding or through the facilities of any stock exchange on which the Series 15 Preference Shares are listed, or in any other manner provided that in the case of a purchase in any other manner, such Series 15 Preference Shares shall be purchased for cancellation at the lowest price or prices at which, in the opinion of the directors of the Corporation, such shares are then obtainable, but not exceeding $25.00 per share together with an amount equal to all accrued and unpaid dividends thereon up to but excluding the date of purchase, plus reasonable costs of purchase. If, in response to an invitation for tenders under the provisions of this section I.7, more Series 15 Preference Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, then the Series 15 Preference Shares to be purchased by the Corporation shall be purchased as nearly as may be pro rata according to the number of shares tendered by each holder who submits a tender to the Corporation, provided that when shares are tendered at different prices, the pro rating shall be effected only with respect to the shares tendered at the price at which more shares were tendered than the Corporation is prepared to purchase after the Corporation has purchased all the shares tendered at lower prices. If part only of the Series 15 Preference Shares represented by a certificate shall be purchased, a new certificate for the balance of such shares shall be issued at the expense of the Corporation.

8. Restriction on Dividends and Retirement or Issue of Shares

               As long as any Series 15 Preference Shares are outstanding, the Corporation will not, without prior approval of the holders of such outstanding Series 15 Preference Shares given in the manner hereinafter specified:

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(a)	declare, pay or set apart for payment any dividends on shares of the Corporation ranking as to dividends junior to the Series 15 Preference Shares (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Series 15 Preference Shares); or

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Series 15 Preference Shares, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of shares of the Corporation ranking as to capital junior to the Series 15 Preference Shares; or

(c)	redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of less than all of the Series 15 Preference Shares; or

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of any shares of the Corporation ranking as to capital on a parity with the Series 15 Preference Shares; or

(e)	issue any additional Class A Preference Shares or any shares ranking as to dividends or capital on a parity with the Series 15 Preference Shares;

unless at the date of such declaration, payment, setting apart for payment, redemption, call for redemption or purchase or reduction or return of capital, or issuance, as the case may be, all accrued and unpaid dividends up to and including the dividend payment for the last completed period for which such dividends shall be payable, shall have been declared and paid or set apart for payment on the Series 15 Preference Shares and any accrued and unpaid cumulative dividends which have become payable and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment on all other shares ranking as to dividends on a parity with the Series 15 Preference Shares.

               As long as any Series 15 Preference Shares are outstanding, the Corporation shall not, without the prior approval of the holders of such outstanding Series 15 Preference Shares given in the manner hereinafter specified, issue any shares ranking as to dividends or capital prior to the Series 15 Preference Shares.

9. Liquidation, Dissolution or Winding-Up

               In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of Series 15 Preference Shares shall be entitled to receive from the assets of the Corporation a sum equal to $25.00 per Series 15 Preference Share held by them plus an amount equal to all accrued and unpaid dividends thereon up to the date of payment. Upon payment to the holders of record of the Series 15 Preference Shares on the date of distribution of the amount so payable to them, they shall not be entitled to share in any further distribution of the property or assets of the Corporation.

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II. PART II

1. Interpretation and Application

(a)	For the purposes hereof, including Part I, Part III, Part IV and Part V hereof, the following expressions have the following meanings:

(i)	“Auction” shall mean the periodic operation of the Auction Procedures;

(ii)	“Auction Date” shall mean the first Wednesday of each calendar month of each Auction Dividend Period included within an Auction Term or, if such Wednesday is not a Business Day the next preceding Business Day;

(iii)	“Auction Dividend Payment Date” shall mean the first Business Day following the Settlement Date;

(iv)	“Auction Dividend Period” shall mean, with respect to the first Auction Dividend Period of any Auction Term, the period from and including the immediately preceding Dividend Payment Date to but excluding the first Settlement Date and, with respect to any subsequent Auction Dividend Period of such Auction Term, shall mean the period from and including each Settlement Date to but excluding the next succeeding Settlement Date; for greater certainty, the first Auction Dividend Period of an Auction Term shall commence on the day immediately following the last day of the Initial Term and on the day immediately following the last day of each Corporation Determined Term and each Dealer Determined Term unless the provisions of Parts III or Part IV hereof shall have been implemented prior to such day so as to result in a Corporation Determined Term or Dealer Determined Term commencing on such day;

(v)	“Auction Procedures” shall mean the procedures set forth in Part V hereof for determining the applicable dividend rate for the Series 15 Preference Shares from time to time during an Auction Term;

(vi)	“Auction Term” shall mean any term of not less than two consecutive Auction Dividend Periods with respect to which the Auction Procedures apply commencing on the first day of the first of such Auction Dividend Periods and terminating on the last day of any subsequent Auction Dividend Period which immediately precedes the beginning of a Corporation Determined Term or a Dealer Determined Term, as the case may be;

(vii)	“Average Daily Prime Rate” shall mean, for any day, the arithmetic average, rounded to the nearest one-hundredth of one percent (0.01%), of the Daily Prime Rates of the Banks on such day; provided that, if on such day there shall be no Daily Prime Rate for one or more of the Banks, the Average Daily Prime Rate for such day shall be the average of the Daily Prime Rates of the other Bank or Banks, as the case may be, and further

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provided that if on such day there shall be no Daily Prime Rate for any of the Banks, the Average Daily Prime Rate for such day shall be 1.5% above the average yield per annum on 91-day Government of Canada Treasury bills as reported by the Bank of Canada for the most recent weekly tender preceding such day;

(viii)	“Average Prime Rate” shall mean, for any period consisting of one or more days, the arithmetic average, (rounded to the nearest one-hundredth of one percent (0.01%)), of the Average Daily Prime Rate for each day during such period;

(ix)	“Banks” shall mean Canadian Imperial Bank of Commerce, The Royal Bank of Canada, The Toronto-Dominion Bank, Bank of Montreal and The Bank of Nova Scotia and the term “Bank” shall mean one of the Banks and, for the purposes of this definition, “Banks” shall include any bank with which one or more of such Banks may merge and any bank which may become a successor to the business of one of such Banks;

(x)	“Business Day” shall mean a day on which the Toronto Stock Exchange or any successor stock exchange is open for business and during an Auction Term, a day on which both such stock exchange and the principal offices of the Auction Manager in Toronto, Ontario are open for business;

(xi)	“Corporation Determined Quarterly Dividend Rate” shall have the meaning ascribed thereto in Part III hereof;

(xii)	“Corporation Determined Term” shall mean a term selected by the Corporation consisting of one or more consecutive Dividend Periods commencing on a Dividend Payment Date or a Settlement Date and terminating on the last day of the last Dividend Period selected by the Corporation, to which the provisions of Part III hereof shall apply for the purpose of determining the dividend to be paid on each Dividend Payment Date relating to such term, provided that such term and the dividend rate applicable thereto have been approved by the holders of Series 15 Preference Shares in accordance with section III.3 hereof;

(xiii)	“Current Dividend Rate” shall be the rate per annum which has been determined in accordance with section V.4(b) hereof for the next succeeding Auction Dividend Period;

(xiv)	“Daily Prime Rate” shall mean, for any Bank, on any day, the annual prime commercial lending rate of interest established and announced as the reference rate of interest used by such Bank on such day to determine the rates of interest such Bank will charge on Canadian dollar loans to customers in Canada and designated by such Bank as its prime rate;

(xv)	“Dealer Determined Quarterly Dividend Rate” shall have the meaning ascribed to that term in Part IV hereof;

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(xvi)	“Dealer Determined Term” shall mean a term selected by a Dealer consisting of one or more consecutive Dividend Periods commencing on a Dividend Payment Date or Settlement Date and terminating on the last day of the last Dividend Period selected by such Dealer, to which the provisions of Part IV hereof shall apply for the purpose of determining the dividend to be paid on each Dividend Payment Date relating to such term;

(xvii)	“Dividend Payment Dates” shall mean the last day of each of the months of March, June, September and December in each year commencing March 31, 2005;

(xviii)	“Dividend Period” shall mean the period from and including the date of issue of the Series 15 Preference Shares to but excluding the first Dividend Payment Date and, thereafter, the period from and including each Dividend Payment Date to but excluding the next succeeding Dividend Payment Date except for the first Dividend Period following an Auction Term in which case “Dividend Period” shall mean the period from and including the most recent Settlement Date of the Auction Term to but excluding the next succeeding Dividend Payment Date which falls at least three calendar months after the said Settlement Date;

(xix)	“hereof and similar expressions mean or refer to the provisions relating to the Series 15 Preference Shares;

(xx)	“Initial Term” shall mean the period from and including January 1, 2005 to but excluding March 31, 2005.

(xxi)	“Reuters Screen” means the display designated as page “CDOR” on the Reuter Monitor Money Rates Service (or such other page as may replace the CDOR page on that service) for the purpose of displaying Canadian dollar bankers’ acceptance rates and Government of Canada Treasury bill rates;

(xxii)	“ranking as to capital” means ranking with respect to the distribution of assets in the event of a liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purposes of winding-up its affairs; and

(xxiii)	“Settlement Date” shall mean the first Business Day following an Auction Date.

(b)	In the event that any date on which any dividend on the Series 15 Preference Shares is payable or on or by which any other action is required to be taken by the Corporation hereunder, is not a Business Day, then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a Business Day.

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(c)	In the event of the non-receipt of a cheque by a holder of Series 15 Preference Shares entitled to such cheque, or the loss or destruction thereof, the Corporation, upon being furnished with reasonable evidence of such non-receipt, loss or destruction, and an indemnity reasonably satisfactory to the Corporation, shall issue to such holder a replacement cheque for the amount of such cheque.

(d)	The provisions of Part III hereof with respect to the fixing of a Corporation Determined Quarterly Dividend Rate for a Corporation Determined Term may be initiated by the Corporation no earlier than 60 days and no later than 45 days prior to the end of the Initial Term and, thereafter, may be used by the Corporation from time to time during any Corporation Determined Term, Dealer Determined Term or Auction Dividend Period (other than during the first Auction Dividend Period within an Auction Term), as the case may be, provided that, in such circumstances, such provisions are initiated no earlier than 60 days and no later than 45 days prior to the end of the current Corporation Determined Term or Dealer Determined Term or are initiated no earlier than 25 days and no later than 20 days prior to the end of the current Auction Dividend Period, as the case may be.

(e)	The provisions of Part IV hereof with respect to the solicitation of Dealer Offers for the purpose of fixing a Dealer Determined Quarterly Dividend Rate for a Dealer Determined Term may be initiated by the Corporation no earlier than 30 days and no later than 25 days prior to the end of the Initial Term and, thereafter, may be used by the Corporation from time to time during any Corporation Determined Term, Dealer Determined Term or Auction Dividend Period (other than during the first Auction Dividend Period within an Auction Term), as the case may be, provided that in such circumstances, such provisions are initiated no earlier than 30 days and no later than 25 days prior to the end of the current Corporation Determined Term or Dealer Determined Term or are initiated no earlier than 13 days and no later than 10 days prior to the end of the current Auction Dividend Period, as the case may be.

(f)	The provisions of Part V hereof shall apply following the end of the Initial Term and following the end of any Corporation Determined Term, Dealer Determined Term or Auction Dividend Period, as the case may be, unless at any such time a Corporation Determined Quarterly Dividend Rate is in effect in accordance with the provisions of Part III hereof or a Dealer Determined Quarterly Dividend Rate is in effect in accordance with the provisions of Part IV hereof and the provisions of section IV.2(g) hereof are fully complied with.

(g)	For the purposes hereof, including Part I, Part III, Part IV and Part V hereof, “accrued and unpaid dividends” means the aggregate of (i) all unpaid dividends on the Series 15 Preference Shares in respect of any Dividend Payment Date for any completed Dividend Period and in respect of any Auction Dividend Payment Date for any completed Auction Dividend Period and (ii) the amount calculated as though dividends on each Series 15 Preference Share had been accruing on a day to day basis in a manner consistent with section I.3 hereof from and including the

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Dividend Payment Date or Auction Dividend Payment Date in respect of the most recently completed of the Dividend Periods or Auction Dividend Periods, as the case may be, to but excluding the date on which the computation of accrued dividends is to be made; provided that, for the purpose of calculating accrued and unpaid dividends payable on (x) the Redemption Date in the event notice of redemption of the Series 15 Preference Shares has been given pursuant to the provisions of section I.6 (y) the purchase date in the case of any purchase of Series 15 Preference Shares made under section I.7 or (z) the relevant date for the purposes of section I.9, the Average Prime Rate, if applicable to the calculation of the Corporation Determined Quarterly Dividend Rate for a Corporation Determined Term or to the calculation of the Dealer Determined Quarterly Dividend Rate for a Dealer Determined Term, shall be determined based on 90 days ending on a day not more than 15 days prior to the Redemption Date or purchase date and set out in the applicable notice of redemption or invitation for tenders, as the case may be, or ending on the relevant date for the purpose of section I.9, as the case may be.

(h)	The index and the headings of the various sections hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

2. Notices

(a)	Any notice or other communication from the Corporation provided for herein, including without limitation any notice of redemption, shall be in writing and shall be sufficiently given of delivered or if sent by ordinary unregistered first class prepaid mail, to the holders of Series 15 Preference Shares at their respective addresses appearing on the securities register of the Corporation, or in the event of the address of any such holder not so appearing, then at the last address of such holder known to the Corporation, or if given to such holders by telex or telecopier communication. Notwithstanding the foregoing, any notice given under Part III, IV or V hereof shall be given by telex or telecopier communication, if possible. Accidental failure to give any notice or other communication to one or more holders of the Series 15 Preference Shares shall not affect the validity of the notices or other communications properly given or any action, including the redemption of all or any part of the Series 15 Preference Shares, taken pursuant to such properly given notice or other communication but, upon such failure being discovered, the notice or other communication, as the case may be, shall be sent forthwith to such holder or holders and shall have the same force and effect as if given in due time.

(b)	If the Corporation determines that mail service is or is threatened to be interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to the holder of any Series Series 15 Preference Share, whether in connection with the redemption of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

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(i)	give such notice by means of publication once in each of two successive weeks in newspapers of general circulation published or distributed in Toronto or Montreal; and

(ii)	fulfil the requirement to send such cheque or such share certificate by arranging for delivery thereof to the principal office of the registrar and transfer agent for Series 15 Preference Shares in Toronto, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (i) above, provided that as soon as the Corporation determines that mail service is no longer interrupted or threatened to be interrupted such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by ordinary unregistered first class mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such cheque or share certificate or, in the event of the address of any such holder not so appearing, to the last address of such holder known to the Corporation.

(c)	Notice given by the Corporation by mail shall be deemed to be given on the day upon which it is mailed unless on the day of such mailing an actual disruption of mail services has occurred in the province in or to which such notice is mailed. Notice given by the Corporation by publication shall be deemed to be given on the day on which the first publication is completed in each city in which notice is required to be published and notice given by telex or telecopier shall be deemed to be given on the day on which it is sent (or, if such day is not a Business Day on the next following Business Day). Notice given to the Corporation pursuant to the provisions hereof shall be deemed to be given on the date of actual receipt thereof by the Corporation.

3. Voting Rights

               The holders of the Series 15 Preference Shares shall not be entitled to receive notice of or to attend or to vote at any meetings of shareholders of the Corporation unless and until the Corporation from time to time shall fail to pay in the aggregate dividends with respect to the Dividend Periods on the Series 15 Preference Shares aggregating at least 24 months whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends. Thereafter, but only so long as any dividends on the Series 15 Preference Shares remain in arrears, the holders of the Series 15 Preference Shares shall be entitled to receive notice of and to attend all annual and other general meetings of shareholders of the Corporation other than any meetings of the holders of any other class or series of shares of the Corporation held separately as a class or series, but shall not be entitled to vote thereat except in the election of directors in which case the holders of the Series 15 Preference Shares shall be entitled to one vote in respect of each $25.00 of the issue price of the Series 15 Preference Shares held (provided that holders of the Series 15 Preference Shares shall vote together with holders of Class A Limited Voting Shares in the election of one-half of the board of directors).

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4. Amendment

               The rights, privileges, restrictions and conditions attached to the Series 15 Preference Shares may be added to, changed or removed by Articles of Amendment but only with the prior approval of the holders of the Series 15 Preference Shares given in such manner as provided in section II.5(b) hereof and as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of outstanding Series 15 Preference Shares or passed by the affirmative vote of at least 66 2/3% of the votes cast by the holders of the Series 15 Preference Shares who voted in respect of that resolution at a meeting of the holders of the Series 15 Preference Shares duly called for that purpose and at which a majority of the Series 15 Preference Shares are represented or, if no quorum is present at such meeting, at any adjourned meeting of the holders of the Series 15 Preference Shares at which holders of Series 15 Preference Shares represented thereat shall constitute the quorum and may transact the business for which the meeting was originally called notwithstanding that they may not represent a majority of the outstanding Series 15 Preference Shares.

5. Approval of Holders of Series 15 Preference Shares

(a)	Any approval of the holders of the Series 15 Preference Shares with respect to any matters requiring the consent of the holders of the Series 15 Preference Shares other than an amendment of the rights, privileges, restrictions and conditions attached to the Series 15 Preference Shares, may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of outstanding Series 15 Preference Shares or passed by the affirmative vote of at least 66 2/3% of the votes cast by the holders of Series 15 Preference Shares who voted in respect of that resolution at a meeting of the holders of the Series 15 Preference Shares duly called for that purpose and at which the quorum as required by the by-laws of the Corporation is present.

(b)	The proxy rules applicable to, the formalities to be observed in respect of the giving of notice of, and the formalities to be observed in respect of the conduct of, any meeting or any adjourned meeting of holders of Series 15 Preference Shares shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders, or if not so prescribed, as required by law. On every poll taken at every meeting of holders of Series 15 Preference Shares, each holder of Series 15 Preference Shares entitled to vote thereat shall have one vote in respect of each $25.00 of the issue price of the Series 15 Preference Shares held.

6. Tax Election

               The Corporation shall elect, in the manner and within the time provided under section 191.2 of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, to pay tax at a rate such that, and shall take all other necessary action under such Act such that, no holder of Series 15 Preference Shares shall be required to pay tax on dividends

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received on the Series 15 Preference Shares under section 187.2 of Part IV.1 of such Act or any successor or replacement provision of similar effect.

III. PART III CORPORATION DETERMINED RATE PROCEDURES

1. Definitions

               For the purposes of this Part III, the following expressions have the following meanings:

(a)	“Bankers’ Acceptance Rate”, for any day, shall mean the average bid rate for three-month Canadian dollar bankers’ acceptances which appears on the Reuters Screen as of 10:00 a.m., Toronto time, on that day. If such rate does not appear on the Reuters Screen, the rate on that day shall be determined on the basis of the average quoted bid rates of the Banks for three-month Canadian dollar bankers’ acceptances for settlement on that day accepted by the Banks as of 10:00 a.m., Toronto time, on that day;

(b)	“Corporation Determined Percentage” shall mean a percentage of the Average Prime Rate or of the Bankers’ Acceptance Rate to be selected by the Corporation and set forth in the notice referred to in section III.2 hereof;

(c)	“Corporation Determined Quarterly Dividend Rate” shall mean one-quarter of the annual dividend rate specified by the Corporation in its notice pursuant to section III.2 hereof, which annual dividend rate shall be one of:

(i)	the Corporation Determined Percentage of the Average Prime Rate determined quarterly for each Dividend Payment Date immediately following the Dividend Period for which such determination is being made based on the Average Prime Rate for the period consisting of the three calendar months ending on the last day of the calendar month prior to the calendar month during which the Dividend Payment Date for which the determination is being made falls; or

(ii)	the Corporation Determined Percentage of the Bankers’ Acceptance Rate determined on the first Business Day of the Dividend Period for which such determination is being made; or

(iii)	a fixed annual percentage rate.

Terms defined in Part II, Part IV or Part V hereof and used but not defined in this Part III shall have the meanings attributed thereto in Part II, Part IV or Part V as the case may be.

2. Determination of New Dividend Rate

               No earlier than 60 days and no later than 45 days prior to the end of the Initial Term or the current Corporation Determined Term or Dealer Determined Term or no earlier than 25 days and no later than 20 days prior to the end of the current Auction Dividend Period (and

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provided such Auction Dividend Period is not the first Auction Dividend Period within an Auction Term), as the case may be, the Corporation may notify the holders of Series 15 Preference Shares of a proposed Corporation Determined Quarterly Dividend Rate for a proposed Corporation Determined Term. Such notification to such holders shall also:

(i)	specify a date by which each holder must notify the Corporation in writing of its acceptance of the proposed Corporation Determined Quarterly Dividend Rate and the proposed Corporation Determined Term, if such holder intends to accept such rate and term, which date shall be at least 35 days prior to the end of the Initial Term or the current Corporation Determined Term or Dealer Determined Term or at least 15 date prior to the end of the current Auction Dividend Period, as the case may be; and

(ii)	specify that the proposed Corporation Determined Quarterly Dividend Rate and the proposed Corporation Determined Term shall become effective for the purposes of determining the dividends to be paid on the Dividend Payment Dates for Dividend Periods during such proposed Corporation Determined Term only if all of the holders of Series 15 Preference Shares accept such rate and term.

3. Acceptance of Corporation Determined Quarterly Dividend Rate

If,

(i)	by the time prescribed in paragraph (i) of section III.2 hereof, all of the holders of Series 15 Preference Shares have accepted the proposed Corporation Determined Quarterly Dividend Rate and the proposed Corporation Determined Term as evidenced by notice in writing to the Corporation, and

(ii)	at least 30 days prior to the end of the Initial Term of the current Corporation Determined Term or Dealer Determined Term or at least 12 days prior to the end of the current Auction Dividend Period, as the case may be, the Corporation has notified all of such holders that each of them has agreed with the Corporation on such rate and term;

such Corporation Determined Quarterly Dividend Rate and Corporation Determined Term shall apply for the purposes of determining the dividend to be paid on the Series 15 Preference Shares, from time to time, on each of the Series 15 Preference Shares on each Dividend Payment Date in respect of Dividend Periods during such Corporation Determined Term.

4. Termination of Application

               Notwithstanding the acceptance of a Corporation Determined Quarterly Dividend Rate and a Corporation Determined Term as provided for in this Part III, the Corporation may notify the holders of Series 15 Preference Shares that the Corporation does not intend to implement application of the Corporation Determined Quarterly Dividend Rate and Corporation Determined Term as set forth in the notification to holders provided that such notification is

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given by the Corporation prior to the end of the Initial Term or the current Corporation Determined Term, Dealer Determined Term or Auction Dividend Period, as the case may be. In such circumstances, the provisions of Part IV hereof may be applied in accordance with such Part, failing which the provisions of Part V hereof shall be applied in accordance with such Part. Any such notification shall not limit or restrict the right of the Corporation, prior to the expiry of any subsequent Corporation Determined Term, Dealer Determined Term or Auction Dividend Period, as the case may be, to implement the provisions of this Part III by forwarding a notification to the holders of Series 15 Preference Shares.

5. Miscellaneous

               In the event that there is any inconsistency, ambiguity or uncertainty in the interpretation or application of the procedures set forth in this Part, the directors of the Corporation (or any person or persons designated by the directors) may, in such manner as they shall determine in their sole discretion, interpret such procedures in order to deal with such inconsistency, ambiguity or uncertainty and any such determination evidenced by a certificate of the Secretary of the Corporation (which shall be provided to holders of Series 15 Preference Shares upon request) shall be conclusive.

IV. PART IV DEALER BIDS PROCEDURES

1. Definitions

               For the purposes of this Part IV, the following expressions have the following meanings:

(a)	“Bankers’ Acceptance Rate”, for any day, shall mean the average bid rate for three-month Canadian dollar bankers’ acceptances which appears on the Reuters Screen as of 10:00 a.m., Toronto time, on that day. If such rate does not appear on the Reuters Screen, the rate on that day shall be determined on the basis of the average quoted bid rates of the Banks for three-month Canadian dollar bankers’ acceptances for settlement on that day accepted by the Banks as of 10:00 a.m., Toronto time, on that day;

(b)	“Dealer” shall mean any registered investment dealer or other person permitted by law to perform the functions required of a Dealer in this Part IV;

(c)	“Dealer Determined Percentage” shall mean a percentage of the Average Prime Rate or the Banker’s Acceptance Rate to be selected by each Dealer and to be set forth in each Dealer Offer in accordance with section IV.2(b) hereof;

(d)	“Dealer Determined Quarterly Dividend Rate” shall mean one-quarter of the annual dividend rate specified by the Dealer in the Accepted Dealer Offer referred to in section IV.2(c) hereof which shall be one of:

(i)	the Dealer Determined Percentage of the Average Prime Rate determined quarterly for each Dividend Payment Date immediately following the Dividend Period for which such determination is being made based on the

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Average Prime Rate for the period consisting of the three calendar months ending on the last day of the calendar month prior to the calendar month during which the Dividend Payment Date for which the determination is being made falls;

(ii)	the Dealer Determined Percentage of the Bankers’ Acceptance Rate determined on the first Business Day of the Dividend Period for which such determination is being made; or

(iii)	a fixed annual percentage rate;

(e)	“Dealer Offer” shall mean a written irrevocable and unconditional offer from a Dealer in response to a Notice Requesting Bids to purchase all of the Series 15 Preference Shares outstanding on the last day of the Initial Term or the current Corporation Determined Term, Dealer Determined Term or Auction Dividend Period, as the case may be, at a purchase price per Series 15 Preference Share equal to $25.00 and containing the information specified in section IV.2(b) hereof;

(f)	“Dealer Response Date” shall have the meaning ascribed thereto in section IV.2(a) hereof;

(g)	“Notice Requesting Bids” shall mean a notice from the Corporation to one or more Dealers requesting them to submit Dealer Offers as provided for in section IV.2(a) hereof; and

(h)	“Notification to Holders” shall mean the notification from the Corporation to holders of Series 15 Preference Shares of the acceptance of a Dealer Offer as provided for in section IV.2(d) hereof.

Terms defined in Part II and Part V hereof and used but not defined in this Part IV shall have the meanings attributed thereto in Part II and Part V.

2. Bids by Dealers

(a)	No earlier than 30 days and no later than 25 days prior to the end of the Initial Term or the current Corporation Determined Term or Dealer Determined Term or no earlier than 13 days and no later than 10 days prior to the end of the current Auction Dividend Period (and provided such Auction Dividend Period is not the first Auction Dividend Period within an Auction Term), as the case may be, the Corporation may solicit bids from one or more Dealers for the purchase of all of the Series 15 Preference Shares. Such solicitation shall be contained in a Notice Requesting Bids to be sent by the Corporation to such Dealers which notice shall:

(i)	invite each Dealer to submit to the Corporation a Dealer Offer; and

(ii)	specify a date, which date shall not be more than 10 days after the giving of such notice except if such notice is given during an Auction Dividend

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Period in which case the date specified shall not be more than 5 days after the giving of such notice, by which any such offer must be received (the “Dealer Response Date”) by the Corporation.

(b)	Each Dealer receiving a Notice Requesting Bids may submit a Dealer Offer provided such Dealer does so by the Dealer Response Date and provided that such Dealer Offer specifies:

(i)	for the purpose of determining the Dealer Determined Quarterly Dividend Rate in the event such Dealer’s Dealer Offer is accepted under section IV.2(c):

(A)	the Dealer Determined Percentage of the Average Prime Rate (to be determined as described in paragraph (i) of the definition herein of “Dealer Determined Quarterly Dividend Rate”);

(B)	the Dealer Determined Percentage of the Bankers’ Acceptance Rate (to be determined as described in paragraph (ii) of the definition herein of “Dealer Determined Quarterly Dividend Rate”); or

(C)	a fixed annual percentage rate;

(ii)	a Dealer Determined Term for which the rate referred to in paragraph (i) of this section IV.2(b) shall apply; and

(iii)	the amount of any fees to be paid by the Corporation to the Dealer in respect of the Series 15 Preference Shares in the event the Dealer’s Offer is accepted by the Corporation.

(c)	If the Corporation wishes to accept a Dealer Offer, it shall signify such acceptance on or before 15 days prior to the end of the Initial Term or the current Corporation Determined Term or Dealer Determined Term or on or before 5 days prior to the end of the current Auction Dividend Period, as the case may be, by notice to the Dealer whose Dealer Offer it accepts (an “Accepted Dealer Offer”). The Dealer Determined Quarterly Dividend Rate and Dealer Determined Term specified in the Accepted Dealer Offer shall apply for the purposes of determining the dividends to be paid on the Series 15 Preference Shares on each Dividend Payment Date in respect of Dividend Periods during such Dealer Determined Term provided the provisions of section IV.2(g) hereof are fully complied with. The Dealer whose Dealer Offer is accepted will be required to purchase all of the Series 15 Preference Shares not retained by the existing holders on the last day of the Initial Term or the current Corporation Determined Term or Dealer-Determined Term or on the Settlement Date immediately following the current Auction Dividend Period, as the case may be, on the terms contained in the Accepted Dealer Offer.

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(d)	Concurrently with its acceptance of a Dealer Offer, and in any event not later than 15 days prior to end of the Initial Term or the current Corporation Determined Term or Dealer Determined Term or not later than 5 days prior to the end of the current Auction Dividend Period, as the case may be, the Corporation shall notify (a “Notification to Holders”) each existing holder of Series 15 Preference Shares that the Corporation has accepted a Dealer Offer. Such notification shall:

(i)	specify the Dealer Determined Quarterly Dividend Rate to apply to the Series 15 Preference Shares;

(ii)	specify the Dealer Determined Term for which the Dealer Determined Quarterly Dividend Rate referred to in paragraph (i) of this section IV.2(d) shall apply;

(iii)	notify such holders of the right of each holder either to sell all or some of the Series 15 Preference Shares it holds to such Dealer or to continue to hold all or some of the Series 15 Preference Shares it holds;

(iv)	notify such holders of the date (which shall be not more than ten days and not less than six days prior to the end of the Initial Term or the current Corporation Determined Term or Dealer Determined Term or not more than three days and not less than two days prior to the end of the current Auction Dividend Period, as the case may be) by which the Corporation must have received written notice from such holder of its decision to sell all or some of the Series 15 Preference Shares it holds as provided for in section IV.2(e) hereof;

(v)	notify such holders that any holder of Series 15 Preference Shares that fails to respond to the Notification to Holders by the date specified for response therein will be deemed to have elected to continue to hold all of the Series 15 Preference Shares then held by it subject to the terms and conditions as to the Dealer Determined Quarterly Dividend Rate and the Dealer Determined Term which are set forth in the Notification to Holders; and

(vi)	identify the Dealer whose Dealer Offer has been accepted.

(e)	Upon receipt of the Notification to Holders, an existing holder of Series 15 Preference Shares may elect to sell Series 15 Preference Shares in accordance with the terms specified in such Notification to Holders by notifying the Corporation in writing of such decision and of the number of shares to be sold. Each holder of Series 15 Preference Shares who elects to sell all or some of its holdings of Series 15 Preference Shares shall, together with such notice, deposit the certificate or certificates representing Series 15 Preference Shares which such holder desires to sell (with the transfer panel on such certificate duly completed and signed or, in the alternative, with a duly completed stock transfer power of attorney accompanying such certificate or certificates) at the registered office of

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the Corporation, or at any place where the Series 15 Preference Shares may be transferred or any other place or places in Canada specified by the Corporation to holders of the Series 15 Preference Shares in the Notification to Holders. If a holder of Series 15 Preference Shares wishes to sell only some of the Series 15 Preference Shares represented by any share certificate or certificates the holder may deposit the certificate or certificates, as aforementioned, and the Corporation shall issue and deliver to such holder, at the expense of the Corporation, a new share certificate representing the Series 15 Preference Shares which are not being delivered for sale. Any holder of Series 15 Preference Shares that fails to respond to the Notification to Holders by the date specified for response therein will be deemed to have elected to continue to hold all of the Series 15 Preference Shares then held by it subject to the terms and conditions as to the Dealer Determined Quarterly Dividend Rate and the Dealer Determined Term which are set forth in the Notification to Holders. The Corporation shall have all such powers and authority as may be necessary to determine finally the adequacy of all transfer instruments and related matters with respect to the sale of shares by an existing holder to a Dealer hereunder. Any determination by the Corporation to the effect that any instrument of transfer is incomplete or ineffective shall bind the holder intending to sell any of its Series 15 Preference Shares pursuant to the provisions of this Part IV and shall also bind the Dealer in question.

(f)	At least one Business Day prior to the end of the Initial Term, or the current Corporation Determined Term, Dealer Determined Term or Auction Dividend Period, as the case may be, the Corporation shall notify the Dealer submitting the Accepted Dealer Offer of the number of shares to be purchased by such Dealer in accordance with section IV.2(g) hereof and of the identity of the vendor or vendors thereof.

(g)	On the last day of the Initial Term, or the current Corporation Determined Term or Dealer Determined Term or on the Settlement Date immediately following the end of the Auction Dividend Period, as the case may be, the Dealer submitting the Accepted Dealer Offer shall purchase the Series 15 Preference Shares from the holders specified in section IV.2(f) hereof, at the purchase price set out in section IV.1(e) hereof. For the purposes of completing such purchase, the Dealer submitting the Accepted Dealer Offer shall deposit with the Corporation, at its registered office, on or prior to noon (Toronto time) on such date, a certified cheque payable to the Corporation, as agent for the vendor or vendors referred to in-section IV.2(f) hereof, representing the aggregate purchase price for the Series 15 Preference Shares to be purchased pursuant to this section IV.2(g) together with a direction as to registration particulars with respect to such Series 15 Preference Shares to be purchased. Upon receipt of such certified cheque as aforesaid, the Corporation shall deliver to the vendor or vendors at the registered office of the Corporation cheques payable to the vendor or vendors in payment of the purchase price for such Series 15 Preference Shares (less any tax required to be deducted and withheld therefrom) against delivery of the certificates therefor duly completed in accordance with section IV.2(e), and delivery of such cheques by the Corporation shall be deemed to be payment and shall satisfy and discharge

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all liability for such purchase price to the extent of the amount represented by such cheques (plus any tax required to be and in fact deducted and withheld therefrom and remitted to the proper tax authority), unless such cheques are not paid on due presentation.

3. Termination of Application

               Notwithstanding the acceptance of a Dealer Offer as provided for in this Part IV, the Corporation may notify the holders of Series 15 Preference Shares that the Corporation does not intend to implement application of the Dealer Determined Quarterly Dividend Rate and Dealer Determined Term as set forth in the Notification to Holders provided that such notification is given by the Corporation prior to the end of the Initial Term or the current Corporation Determined Term, Dealer Determined Term or the Auction Dividend Period, as the case may be. In such circumstances, the provisions of Part V hereof shall be applied in accordance with such Part and, for greater certainty, the Dealer whose Dealer Offer has been accepted shall not be obliged to purchase any Series 15 Preference Shares pursuant to such Dealer Offer. Any such notification shall not limit or restrict the right of the Corporation, prior to the end of any subsequent Corporation Determined Term, Dealer Determined Term or Auction Dividend Period, as the case may be, to implement the provisions of this Part IV by forwarding a Notice Requesting Bids to one or more Dealers.

4. Miscellaneous

               In the event that there is any inconsistency, ambiguity or uncertainty in the interpretation or application of the procedures set forth in this Part IV, the directors of the Corporation (or any person or persons designated by the directors) may, in such manner as they shall determine in their sole discretion, interpret such procedures in order to deal with such inconsistency, ambiguity or uncertainty and any such determination evidenced by a certificate of the Secretary of the Corporation (which shall be provided to holders of Series 15 Preference Shares) shall be conclusive.

V. PART V AUCTION PROCEDURES

1. Definitions

               For the purposes of this Part V the following expressions have the following meanings:

(a)	“Auction Manager” shall mean the trust corporation (which may be an affiliate of the Corporation) duly appointed or to be appointed from time to time by the Corporation as Auction Manager in respect of the Series 15 Preference Shares pursuant to the Auction Manager Agreement;

(b)	“Auction Manager Agreement” shall mean an agreement made between the Auction Manager and the Corporation which provides, among other things, that the Auction Manager will follow the procedures set forth in this Part V for the purposes of determining the Current Dividend Rate for the Series 15 Preference Shares;

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(c)	“Available Shares” shall have the meaning specified in paragraph (i) of section V.4(a) hereof;

(d)	“Bankers’ Acceptance Rate”, for any day, shall mean the average bid rate for one-month Canadian dollar bankers’ acceptances which appears on the Reuters Screen as of 10:00 a.m., Toronto time, on that day. If such rate does not appear on the Reuters Screen, the rate on that day shall be determined on the basis of the average quoted bid rates of the Banks for one-month Canadian dollar bankers’ acceptances for settlement on that day accepted by the Banks as of 10:00 a.m., Toronto time, on that day;

(e)	“Bid” and “Bids” shall have the respective meanings specified in section V.2(a) hereof;

(f)	“Bidder” and “Bidders” shall have the respective meanings specified in section V.2(a) hereof;

(g)	“Dealer” shall mean any registered investment dealer or other person permitted by law to perform the functions required of a Dealer in this Part V that has entered into a Dealer Agreement with the Auction Manager that remains effective;

(h)	“Dealer Agreement” shall mean an agreement between the Auction Manager and a Dealer pursuant to which the Dealer agrees to participate in Auctions in compliance with the procedures set forth in this Part V;

(i)	“Existing Holder” shall mean a holder of Series 15 Preference Shares (i) who has signed a Purchaser’s Letter, (ii) who has delivered or caused to be delivered such Purchaser’s Letter to the Auction Manager and to any Dealer to which such Existing Holder submits information pursuant to section V.2(a) hereof, and (iii) who is registered in the ledger maintained by the Auction Manager in respect of holders of Series 15 Preference Shares;

(j)	“held by” with respect to any Series 15 Preference Shares registered in the name of the Action Manager shall include such shares beneficially owned by an Existing Holder but does not include, with respect to such shares, the Auction Manager;

(k)	“Hold Order” and “Hold Orders” shall have the respective meanings specified in section V.2(a) hereof;

(l)	“Maximum Rate” with respect to any Auction Dividend Period shall mean the Bankers’ Acceptance Rate determined on the Auction Date immediately preceding the beginning of such Auction Dividend Period plus 0.40%;

(m)	“Order” and “Orders” shall have the respective meanings specified in section V.2(a) hereof;

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(n)	“Potential Holder” shall mean any person, including any Existing Holder, (i) who has executed a Purchaser’s Letter, (ii) who has delivered or caused to be delivered such Purchaser’s Letter to the Auction Manager and to any Dealer to which such Potential Holder submits information pursuant to section V.2(a) hereof and (iii) who may be interested in acquiring Series 15 Preference Shares (or, in the case of an Existing Holder, additional Series 15 Preference Shares);

(o)	“Purchaser’s Letter” shall mean a letter addressed to the Auction Manager and a Dealer in which a person agrees, among other things, to be bound by the Auction Procedures in the event such person participates in an Auction;

(p)	“Remaining Shares” shall have the meaning specified in paragraph (iv) of section V.5(a) hereof;

(q)	“Sell Order” and “Sell Orders” shall have the respective meanings specified in section V.2(a) hereof;

(r)	“Submission Deadline” shall mean 11:00 a.m., Toronto time, on any Auction Date or such later time on any Auction Date, as specified by the Auction Manager from time to time, by which Dealers are required to submit Orders to the Auction Manager;

(s)	“Submitted Bid” and “Submitted Bids” shall have the respective meanings specified in section V.4(a) hereof;

(t)	“Submitted Hold Order” and “Submitted Hold Orders” shall have the respective meanings specified in section V.4(a) hereof;

(u)	“Submitted Order” and “Submitted Orders” shall have the respective meanings specified in section V.4(a) hereof;

(v)	“Submitted Sell Order” and “Submitted Sell Orders” shall have the respective meanings specified in section V.4(a) hereof;

(w)	“Sufficient Clearing Bids” shall have the meaning specified in section V.4(a) hereof; and

(x)	“Winning Bid Rate” shall mean the dividend rate per annum determined in accordance with section V.4(a) hereof.

2. Orders by Existing Holders and Potential Holders

(a)	Prior to the Submission Deadline on each Auction Date:

(i)	each Existing Holder may submit to a Dealer information as to the number of Series 15 Preference Shares, if any, held by such Existing Holder which such Existing Holder:

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(A)	desires to continue to hold without regard to the Current Dividend Rate; and/or

(B)	desires to continue to hold, provided that the Current Dividend Rate shall not be less than the dividend rate per annum specified by such Existing Holder; and/or

(C)	offers to sell without regard to the Current Dividend Rate; and

(ii)	Potential Holders may submit to a Dealer offers to purchase Series 15 Preference Shares, provided that any such offer shall be effective only if the Current Dividend Rate shall not be less than the dividend rate per annum specified by such Potential Holder.

                    The communication to a Dealer of the information referred to in this section V.2(a) is an “Order” and, collectively, are “Orders”, and each Existing Holder and each Potential Holder placing an Order is a “Bidder” and, collectively, are “Bidders”; an Order containing the information referred to in subparagraph (i)(A) of this section V.2(a) is a “Hold Order” and, collectively, are “Hold Orders”; an Order containing the information referred to in subparagraph (i)(B) or paragraph (ii) of this section V.2(a) is a “Bid” and, collectively, are “Bids”; and an Order containing the information referred to in subparagraph (i)(C) of this section V.2(a) is a “Sell Order” and, collectively, are “Sell Orders”.

(b)	(i) A Bid by an Existing Holder shall constitute an irrevocable offer to sell at a price per Series 15 Preference Share equal to $25.00:

(A)	the number of Series 15 Preference Shares specified in such Bid if the Winning Bid Rate determined on the applicable Auction Date is less than the rate specified in such Bid;

(B)	the number of Series 15 Preference Shares specified in such Bid or a lesser number to be determined as set forth in paragraph (iv) of section V.5(a) hereof if the Winning Bid Rate determined on such Auction Date is equal to the rate specified in such Bid;

(C)	the number of Series 15 Preference Shares specified in such Bid if the rate specified in such Bid is higher than the Maximum Rate and Sufficient Clearing Bids do exist; or

(D)	a lesser number of Series 15 Preference Shares to be determined as set forth in paragraph (iii) of section V.5(b) hereof if the rate specified in such Bid is higher than the Maximum Rate and Sufficient Clearing Bids do not exist.

(ii)	A Sell Order by an Existing Holder shall constitute an irrevocable offer to sell at a price per Series 15 Preference Share equal to $25.00:

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(A)	the number of Series 15 Preference Shares specified in such Sell Order if Sufficient Clearing Bids do exist; or

(B)	a lesser number of Series 15 Preference Shares to be determined as set forth in paragraph (iii) of section V.5(b) hereof if Sufficient Clearing Bids do not exist.

(iii)	A Bid by a Potential Holder shall constitute an irrevocable offer to purchase at a price per Series 15 Preference Share equal to $25.00:

(A)	the number of Series 15 Preference Shares specified in such Bid if the Winning Bid Rate determined on the applicable Auction Date is higher than the rate specified in such Bid; or

(B)	the specified number or a lesser number of Series 15 Preference Shares to be determined as set forth in paragraph (v) of section V.5(a) hereof if the Winning Bid Rate determined on such Auction Date is equal to the rate specified in such Bid; or

(C)	the specified number of Series 15 Preference Shares if the rate specified in such Bid is equal to or lower than the Maximum Rate and Sufficient Clearing Bids do not exist.

(c)	A rate specified by an Existing Holder or Potential Holder in any Bid shall be a fixed annual percentage rate or a specified percentage of the Bankers’ Acceptance Rate determined on the relevant Auction Date.

(d)	If none of the holders of Series 15 Preference Shares is an Existing Holder for the purposes of this Part V on any date which would be an Auction Date hereunder, the Current Dividend Rate for the next succeeding Auction Dividend Period shall be equal to 50% of the Bankers’ Acceptance Rate determined on the Auction Date.

3. Submission of Orders by Dealers to the Auction Manager

(a)	Each Dealer shall submit to the Auction Manager in writing in accordance with its Dealer Agreement prior to the Submission Deadline on each Auction Date all Orders obtained by such Dealer and specifying with respect to each Order:

(i)	the name of the Bidder placing such Order;

(ii)	the aggregate number of Series 15 Preference Shares that are the subject of the Order;

(iii)	to the extent that the Bidder is an Existing Holder, the number of Series 15 Preference Shares, if any, subject to any:

(A)	Hold Order placed by such Existing Holder;

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(B)	Bid placed by such Existing Holder and the rate specified in such Bid; and/or

(C)	Sell Order placed by such Existing Holder; and

(iv)	to the extent that the Bidder is a Potential Holder, the rate specified in the Bid of such Potential Holder.

(b)	If any rate specified in any Bid contains more than three figures to the right of the decimal point, the Auction Manager shall round such rate up to the next highest one-thousandth of one percent (0.001%).

(c)	If for any reason an Order or Orders covering in the aggregate all the Series 15 Preference Shares held by an Existing Holder is not submitted to the Auction Manager prior to the Submission Deadline, the Auction Manager shall deem a Hold Order to have been submitted on behalf of such Existing Holder covering the number of Series 15 Preference Shares held by such Existing Holder and not subject to Orders submitted to the Auction Manager.

(d)	If one or more Orders covering in the aggregate more than the number of Series 15 Preference Shares held by any Existing Holder are submitted to the Auction Manager, such Orders shall be considered valid as follows and in the following order of priority:

(i)	all Hold Orders shall be considered valid, but only up to and including, in the aggregate, the number of Series 15 Preference Share held by such Existing Holder, and, solely for purposes of allocating compensation among the Dealers submitting Hold Orders, if the number of Series 15 Preference Shares subject to such Hold Orders exceeds the number of Series 15 Preference Shares held by such Existing Holder, the number of Series 15 Preference Shares subject to each such Hold Order shall be reduced pro rata to cover the number of Series 15 Preference Shares held by such Existing Holder;

(ii) (A)	any Bid shall be considered valid up to and including the excess of the number of Series 15 Preference Shares held by such Existing Holder over the number of Series 15 Preference Shares subject to any Hold Order referred to in paragraph (i) of this section V.3(d);

(B)	subject to subparagraph (ii)(A) of this section V.3(d), if more than one Bid with the same rate is submitted on behalf of such Existing Holder and the number of Series 15 Preference Shares subject to such Bids is greater than such excess, such Bids shall be considered valid up to the amount of such excess, and, solely for purposes of allocating compensation among the Dealers submitting Bids with the same rate, the number of Series 15 Preference Shares subject to each Bid with the same rate shall be reduced pro rata to

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cover the number of Series 15 Preference Shares equal to such excess;

(C)	subject to subparagraph (ii)(A) of this section V.3(d), if more than one Bid with different rates is submitted on behalf of such Existing Holder, such Bids shall be considered valid in the ascending order of their respective rates up to the amount of such excess; and

(D)	in any event, the number, if any, of such Series 15 Preference Shares subject to Bids not valid under this paragraph (ii) shall be treated as the subject of a Bid by a Potential Holder; and

(iii)	all Sell Orders shall be considered valid but only up to and including in the aggregate the excess of the number of Series 15 Preference Shares held by such Existing Holder over the sum of the Series 15 Preference Shares subject to Hold Orders referred to in paragraph (i) of this section V.3(d) and valid Bids by Existing Holders referred to in paragraph (ii) of this section V.3(d).

(e)	If more than one Bid is submitted on behalf of any Potential Holder, each Bid submitted shall be a separate Bid.

4.	Determination of Sufficient Clearing Bids, Winning Bid Rate and Current Dividend Rate

(a)	On the Submission Deadline on each Auction Date, the Auction Manager shall assemble all Orders submitted or deemed submitted to it by the Dealers (each such Order as submitted or deemed submitted by a Dealer being individually a “Submitted Hold Order”, a “Submitted Bid” or a “Submitted Sell Order”, as the case may be, or a “Submitted Order” and, collectively, “Submitted Hold Orders”, “Submitted Bids” or “Submitted Sell Orders”, as the case may be, or “Submitted Orders”) and shall determine:

(i)	the excess of (a) the total number of Series 15 Preference Shares held by Existing Holders issued and outstanding over (b) the number of Series 15 Preference Shares that are the subject of Submitted Hold Orders (such excess being the “Available Shares”);

(ii)	from the Submitted Orders, whether:

(A)	the number of Series 15 Preference Shares that are the subject of Submitted Bids by Potential Holders specifying one or more rates equal to or lower than the Maximum Rate;

exceeds or is equal to the sum of:

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(B) (I) the number of Series 15 Preference Shares that are the subject of Submitted Bids by Existing Holders specifying one or more rates higher than the Maximum Rate; and

(II)	the number of Series 15 Preference Shares that are the subject of Submitted Sell Orders;

and if such excess or equality exists (other than because all of the Series 15 Preference Shares are the subject of Submitted Hold Orders), then such Submitted Bids in subparagraph (A) hereof shall be “Sufficient Clearing Bids”; and

(iii)	if Sufficient Clearing Bids exist, the lowest rate specified in the Submitted Bids which if the Auction Manager accepted:

(A) (I) each Submitted Bid from Existing Holders specifying that lowest rate, and

(II)	all other Submitted Bids from Existing Holders specifying lower rates,

thus entitling those Existing Holders to continue to hold the aggregate number of Series 15 Preference Shares that are specified in those Submitted Bids; and

(B) (I) each Submitted Bid from Potential Holders specifying that lowest rate, and

(II)	all other Submitted Bids from Potential Holders specifying lower rates,

thus entitling those Potential Holders to purchase the aggregate number of Series 15 Preference Shares that are specified in those Submitted Bids;

would result in such Existing Holders described in subparagraph (A) hereof continuing to hold an aggregate number of Series 15 Preference Shares which, when added to the aggregate number of Series 15 Preference Shares to be purchased by such Potential Holders described in subparagraph (B) hereof, would equal not less than the number of Available Shares. This lowest rate is the “Winning Bid Rate”.

(b)	Promptly after the Auction Manager has made the determinations pursuant to section V.4(a) hereof, the Auction Manager shall advise the Corporation of the Bankers’ Acceptance Rate and, based on such determinations, of the dividend rate applicable to the Series 15 Preference Shares for the next succeeding Auction Dividend Period (the “Current Dividend Rate”) as follows:

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(i)	if Sufficient Clearing Bids exist, that the Current Dividend Rate for the next succeeding Auction Dividend Period shall be equal to the Winning Bid Rate so determined;

(ii)	if Sufficient Clearing Bids do not exist (other than because all of the Series 15 Preference Shares are the subject of Submitted Hold Orders), that the Current Dividend Rate for the next succeeding Auction Dividend Period shall be equal to the Maximum Rate; or

(iii)	if all of the Series 15 Preference Shares are the subject of Submitted Hold Orders, that the Current Dividend Rate for the next succeeding Auction Dividend Period shall be equal to 50% of the Bankers’ Acceptance Rate determined on the Auction Date.

5.	Acceptance and Rejection of Submitted Bids and Submitted Sell Orders and Allocation of Shares

                    Based on the determinations made pursuant to section V.4(a) hereof, the Submitted Bids and Submitted Sell Orders shall be accepted or rejected and the Auction Manager shall take such other action as set forth below:

(a)	If Sufficient Clearing Bids have been made, subject to the provisions of sections V.5(c) and V.5(d) hereof, Submitted Bids and Submitted Sell Orders shall be accepted and rejected in the following order of priority and all other Submitted Bids shall be rejected:

(i)	(A) the Submitted Sell Order of each Existing Holder shall be accepted and (B) the Submitted Bid of each Existing Holder specifying any rate that is higher than the Winning Bid Rate shall be rejected, thus requiring each such Existing Holder to sell the Series 15 Preference Shares that are the subject of such Submitted Sell Order and such Submitted Bid;

(ii)	the Submitted Bid of each Existing Holder specifying any rate that is lower than the Winning Bid Rate shall be accepted, thus entitling each such Existing Holder to continue to hold the Series 15 Preference Shares that are the subject of such Submitted Bid;

(iii)	the Submitted Bid of each Potential Holder specifying any rate that is lower than the Winning Bid Rate shall be accepted, thus requiring each such Potential Holder to purchase the number of Series 15 Preference Shares specified in such Submitted Bid;

(iv)	the Submitted Bid for each Existing Holder specifying a rate that is equal to the Winning Bid Rate shall be accepted, thus entitling each such Existing Holder to continue to hold the Series 15 Preference Shares that are the subject of such Submitted Bid, unless the number of Series 15 Preference Shares subject to all such Submitted Bids is greater than the total number of Available Shares minus the number of Series 15

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Preference Shares subject to Submitted Bids described in paragraphs (ii) and (iii) of this section V.5(a) (the “Remaining Shares”). In this event, the Submitted Bids of each such Existing Holder described in this paragraph (iv) shall be rejected, and each such Existing Holder shall be required to sell Series 15 Preference Shares, but only in an amount equal to the difference between (A) the number of Series 15 Preference Shares then held by such Existing Holder subject to such Submitted Bid, and (B) the number of Series 15 Preference Shares obtained by multiplying (x) the number of Remaining Shares by (y) a fraction, the numerator of which shall be the number of Series 15 Preference Shares held by such Existing Holder subject to such Submitted Bid and the denominator of which shall be the sum of the number of Series 15 Preference Shares subject to such Submitted Bids made by all such Existing Holders who specified a rate equal to the Winning Bid Rate; and

(v)	the Submitted Bid of each Potential Holder specifying a rate that is equal to the Winning Bid Rate shall be accepted but only in an amount equal to the number of Series 15 Preference Shares obtained by multiplying (A) the excess, if any, of the total number of Available Shares over the number of Series 15 Preference Shares subject to accepted Submitted Bids described in clauses (ii), (iii) and (iv) of this subsection V.5(a) by (B) a fraction, the numerator of which shall be the number of Series 15 Preference Shares specified in such Submitted Bid and the denominator of which shall be the sum of the number of Series 15 Preference Shares subject to Submitted Bids made by all Potential Holders who specified a rate equal to the Winning Bid Rate.

(b)	If Sufficient Clearing Bids have not been made (other than because all of the Series 15 Preference Shares are subject to Submitted Hold Orders), subject to the provisions of sections V.5(c) and V.5(d) of this Part V, Submitted Bids and Submitted Sell Orders shall be accepted or rejected in the following order of priority and all other Submitted Bids shall be rejected:

(i)	the Submitted Bid of each Existing Holder specifying any rate that is equal to or lower than the Maximum Rate shall be accepted, thus entitling that Existing Holder to continue to hold the Series 15 Preference Shares that are the subject of such Submitted Bid;

(ii)	the Submitted Bid of each Potential Holder specifying any rate that is equal to or lower than the Maximum Rate shall be accepted, thus requiring such Potential Holder to purchase the number of Series 15 Preference Shares specified in such Submitted Bid; and

(iii)	the Submitted Bid of each Existing Holder specifying any rate that is higher than the Maximum Rate shall be rejected and the Submitted Sell Order of each Existing Holder shall be accepted, in both cases only in an amount equal to the difference between (A) the number of Series 15

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Preference Shares then held by such Existing Holder subject to such Submitted Bid or Submitted Sell Order and (B) the number of Series 15 Preference Shares obtained by multiplying (x) the difference between the total number of Available Shares and the aggregate number of Series 15 Preference Shares subject to Submitted Bids described in paragraphs (i) and (ii) of this section V.5(b) by (y) a fraction, the numerator of which shall be the number of Series 15 Preference Shares held by such Existing Holder subject to such Submitted Bid or Submitted Sell Order and the denominator of which shall be the number of Series 15 Preference Shares subject to all such Submitted Bids and Submitted Sell Orders.

(c)	If, as a result of the procedures described in section V.5(a) or V.5(b) hereof, any Existing Holder would be entitled or required to sell, or any Potential Holder would be entitled or required to purchase, a fraction of a Series 15 Preference Share on any Auction Date, the Auction Manager shall, in such manner as it shall determine in its sole discretion, round up or down the number of Series 15 Preference Shares to be purchased or sold by any Existing Holder or Potential Holder on such Auction Date so that the number of shares purchased or sold by each Existing Holder or Potential Holder shall be whole Series 15 Preference Shares.

(d)	If, as a result of the procedures described in section V.5(a) hereof, any Potential Holder would be entitled or required to purchase a fraction of a Series 15 Preference Share on any Auction Date, the Auction Manager shall, in such manner as it shall determine in its sole discretion, allocate shares for purchase among Potential Holders so that only whole Series 15 Preference Shares are purchased on such Auction Date by any Potential Holder, even if such allocation results in one or more of such Potential Holders not purchasing Series 15 Preference Shares on such Auction Date.

(e)	Based on the results of each Auction, the Auction Manager shall determine to which Potential Holder or Potential Holders purchasing Series 15 Preference Shares an Existing Holder or Existing Holders shall sell Series 15 Preference Shares being sold by such Existing Holder or Existing Holders. Such purchases and sales of Series 15 Preference Shares shall be completed in accordance with the procedures specified in the Purchaser’s Letter on the Settlement Date by payment by each Potential Holder purchasing Series 15 Preference Shares of the aggregate purchase price of the Series 15 Preference Shares to be purchased from a relevant Existing Holder equal to $25.00 per Series 15 Preference Share against delivery by such Existing Holder selling Series 15 Preference Shares to such Potential Holder of a certificate or certificates representing the number of Series 15 Preference Shares being sold, duly endorsed for transfer.

6. Miscellaneous

                     Notwithstanding the provisions of Part V hereof, the Auction Manager shall not follow the Auction Procedures on the Auction Date immediately preceding: (i) the Redemption

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Date in the event that written notice of redemption of all the outstanding Series 15 Preference Shares has been given pursuant to the provisions of section I.6 hereof or (ii) the first day of a Corporation Determined Term or Dealer Determined Term.

                    In the event that there is any inconsistency, ambiguity or uncertainty in the interpretation or application of the procedures set forth in this Part, the directors of the Corporation (or any person or persons designated by the directors) may, in such manner as they shall determine in their sole discretion, interpret such procedures in order to deal with any such inconsistency, ambiguity or uncertainty and any such determination evidenced by a certificate of the Secretary of the Corporation (which shall be provided to holders of Series 15 Preference Shares) shall be conclusive.

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CLASS A PREFERENCE SHARES, SERIES 16 ATTRIBUTES

Number and Designation of
and Rights, Privileges, Restrictions and
Conditions Attaching to the Class A Preference Shares, Series 16

                    The sixteenth series of Class A Preference Shares of the Corporation shall consist of 7,835,200 Class A Preference Shares designated as Class A Preference Shares, Series 16 (“Series 16 Preference Shares”) and, in addition to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1. Consideration for Issue

                    The consideration for the issue of each Series 16 Preference Share shall be $25.00 or its equivalent in property for past services.

2. Dividends

2.1 Definitions

                    For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

(a)	“Adjustment Factor” for any Month means the percentage per annum, positive or negative, based on the Trading Price of the Series 16 Preference Shares for the preceding Month, determined in accordance with the following table:

The Adjustment Factor as a Percentage of
If Trading Price Is	Prime Shall Be:
$25.50 or more	-4.00%
$25.375 and less than $25.50	-3.00%
$25.25 and less than $25.375	-2.00%
$25.125 and less than $25.25	-1.00%
Greater than $24.875 and less than $25.125	nil
Greater than $24.75 to $24.875	1.00%
Greater than $24.625 to $24.75	2.00%
Greater than $24.50 to $24.625	3.00%
$24.50 or less	4.00%

                    The maximum Adjustment Factor for any Month will be ±4.00%.

                    If in any Month there is no trade on the Exchange of the Corporation’s Class A Preference Shares, Series 8 (“Series 8 Preference Shares”) of a board lot or more, the Adjustment Factor for the following Month shall be nil;

(b)	“Annual Dividend Rate” means for any Month, the rate of interest expressed as a percentage per annum (rounded to the nearest one-thousand (1/1000) of one percent (1%)) which is equal to Prime multiplied by the Designated Percentage for such Month;

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(c)	“Banks” means any two of Royal Bank of Canada, Bank of Montreal, The Bank of Nova Scotia, The Toronto-Dominion Bank and Canadian Imperial Bank of Commerce and any successor of any of them as may be designated from time to time by the Board of Directors by notice given to the transfer agent for the Series 16 Preference Shares, such notice to take effect on, and to be given at least two business days prior to, the commencement of a particular Dividend Period and, until such notice is first given, means Canadian Imperial Bank of Commerce and The Bank of Nova Scotia.

(d)	“Board of Directors” means the board of directors of the Corporation;

(e)	“Designated Percentage” for the Month of January, 2005 means seventy-five percent (75%) and for each Month thereafter means the Adjustment Factor for such Month plus the Designated Percentage for the preceding Month, provided that the Annual Dividend Rate for any Month shall in no event be less than 50% of Prime for such Month or more than 150% of Prime for such Month;

(f)	“Dividend Payment Date” means the 12th day of each Month commencing with the Month of January, 2005 and the first Dividend Payment Date shall be January 12, 2005;

(g)	“Dividend Period” means a Month;

(h)	“Exchange” means the Toronto Stock Exchange or such other exchange or trading market in Canada as may be determined from time to time by the Corporation as being the principal trading market for the Series 8 Preference Shares;

(i)	“Month” means a calendar month;

(j)	“Prime” for a Month means the average (rounded to the nearest one-thousandth (1/1000) of one percent (1%)) of the Prime Rate in effect on each day of such Month;

(k)	“Prime Rate” for any day means the average (rounded to the nearest one-thousandth (1/1000) of one percent (1%)) of the annual rates of interest announced from time to time by the Banks as the reference rates then in effect for such day for determining interest rates on Canadian dollar commercial loans made to prime commercial borrowers in Canada. If one of the Banks does not have such an interest rate in effect on a day, the Prime Rate for such day shall be such interest rate in effect for that day of the other Bank; if both Banks do not have such an interest rate in effect on a day, the Prime Rate for that day shall be equal to one and a half percent (1.5%) per annum plus the average yield expressed as a percentage per annum on 91-day Government of Canada Treasury Bills, as reported by the Bank of Canada, for the weekly tender for the week immediately preceding that day; and if both of such Banks do not have such an interest rate in effect on a day and the Bank of Canada does not report such average yield per annum, the Prime Rate for that day shall be equal to the Prime Rate for the next preceding day. The Prime Rate and Prime shall be determined from time to time

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by an officer of the Corporation from quotations supplied by the Banks or otherwise publicly available. Such determination shall, in the absence of manifest error, be final and binding upon the Corporation and upon all holders of Series 16 Preference Shares;

(l)	“Trading Day” means, if the Exchange is a stock exchange in Canada, a day on which the Exchange is open for trading, or, in any other case, a business day; and

(m)	“Trading Price” for any Month means the inferred trading price of the Series 16 Preference Shares (as determined by management of the Corporation based on the “Calculated Trading Price” of the Series 8 Preference Shares where “Calculated Trading Price” is determined in accordance with the timing and conditions of the Series 8 Preference Shares.

2.2 General

                    The holders of the Series 16 Preference Shares shall be entitled to receive cumulative preferred cash dividends, as and when declared by the Board of Directors, out of moneys of the Corporation properly applicable to the payment of dividends, at the rates and times herein provided. Dividends on the Series 16 Preference Shares shall accrue on a daily basis from and including the date of issue hereof, and shall be payable monthly and shall be calculated on a 365 or 366 day basis, being the actual number of days in the year in which the amount is to be ascertained. Payment of the dividend on the Series 16 Preference Shares payable on any Dividend Payment Date (less any tax required to be deducted) shall be made by cheque at par in lawful money of Canada payable at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems available.

                    Dividends declared on the Series 16 Preference Shares shall (except in case of redemption in which case payment of dividends shall be made on surrender of the certificate representing the Series 16 Preference Shares to be redeemed) be paid by posting in a postage paid envelope addressed to each holder of the Series 16 Preference Shares at the last address of such holder as it appears on the securities register of the Corporation, or, in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders, or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, a cheque for such dividends (less any tax required to be deducted) payable to the order of such holder, or in the case of joint holders, to the order of all such holders failing written instructions from them to the contrary. Notwithstanding the foregoing, any dividend cheque may be delivered by the Corporation to a holder of Series 16 Preference Shares at his address as aforesaid. The posting or delivery of such cheque on or before the date on which such dividend is to be paid to a holder of Series 16 Preference Shares shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividend to the extent of the sum represented thereby (plus the amount of any tax required to be deducted as aforesaid) unless such cheque is not paid on due presentation. Subject to applicable law, dividends which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Corporation.

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                    If on any date on which dividends are to be paid, the dividends accrued to such date are not paid in full on all of the Series 16 Preference Shares then outstanding, such dividends, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the Board of Directors on which the Corporation shall have sufficient monies properly applicable to the payment of such dividends.

                    The holders of Series 16 Preference Shares shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for.

2.3 Floating Rate

                    The dividends in respect of the Series 16 Preference Shares shall be payable monthly at the Annual Dividend Rate as calculated from time to time. Accordingly, on each Dividend Payment Date, the dividend payable on the Series 16 Preference Shares shall be the amount (rounded to the nearest one-thousandth (1/1000) of one cent) obtained by multiplying $25.00 by the Annual Dividend Rate applicable to the Month preceding such Dividend Payment Date and by dividing the product by twelve. The record date for the purpose of determining holders of Series 16 Preference Shares entitled to receive dividends on each Dividend Payment Date shall be the last Trading Day of the next preceding Month. In the event of the redemption or purchase of the Series 16 Preference Shares as contemplated by Section 3 hereof, the amount of the dividend which has accrued during the Month in which such redemption, purchase or distribution occurs shall be the amount (rounded to the nearest one-thousandth (1/1000) of one cent) calculated by multiplying:

(a)	the amount obtained by multiplying $25.00 by one-twelve (1/12) of the Annual Dividend Rate applicable to the preceding Month by

(b)	a fraction of which the numerator is the number of days elapsed in the Month in which such redemption, purchase or distribution occurs up to but not including the date of such event and the denominator of which is the number of days in that Month.

2.4 Calculation of Designated Percentage

                    The Corporation shall as promptly as practicable calculate the Designated Percentage for each Month and give notice thereof to all stock exchanges in Canada on which the Series 16 Preference Shares are listed for trading or if the Series 16 Preference Shares are not listed on a stock exchange in Canada to the Investment Dealers Association of Canada.

3. Rights on Liquidation

                    In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation for the purpose of winding-up its affairs, the holders of the Series 16 Preference Shares shall be entitled to receive $25.00 per Series 16 Preference Share together with all dividends accrued and unpaid up to but excluding the date of payment or distribution, before any amounts shall be paid or any

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assets of the Corporation distributed to the holders of any shares ranking junior to the Series 16 Preference Shares. Upon payment of such amounts, the holders of the Series 16 Preference Shares shall not be entitled to share in any further distribution of the assets of the Corporation.

4. Redemption at the Option of the Corporation

                    Subject to applicable law and Section 5 hereof, upon giving notice as hereinafter provided, the Corporation may redeem at any time all, but not less than all, the outstanding Series 16 Preference Shares, on payment of $25.00 for each such share to be redeemed, in each case, together with accrued and unpaid dividends up to but excluding the date fixed for redemption, the whole constituting the redemption price.

                    The Corporation shall give notice in writing not less than 45 days nor more than 60 days prior to the date on which the redemption is to take place to each person who at the date of giving such notice is the holder of Series 16 Preference Shares to be redeemed of the intention of the Corporation to redeem such shares. Any such notice shall be validly and effectively given on the date on which it is sent and such notice shall be given and sent by posting the same in a postage paid envelope addressed to each holder of Series 16 Preference Shares to be redeemed at the last address of such holder as it appears on the securities register of the Corporation, or in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders or, in the event of the address of any holder not so appearing, then to the address of such holder as known to the Corporation, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such holders shall not affect the validity of the redemption as to the other holders of the Series 16. Preference Shares to be redeemed. Such notice shall set out the number of such Series 16 Preference Shares held by the person to whom it is addressed which are to be redeemed and the redemption price and shall also set out the date on which the redemption is to take place, and on and after the date so specified for redemption the Corporation shall pay or cause to be paid to the holders of such Series 16 Preference Shares to be redeemed the redemption price on presentation and surrender at any place or places within Canada designated by such notice, of the certificate or certificates for such Series 16 Preference Shares so called for redemption; such payment shall be made by cheque payable at par at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems desirable; from and after the date specified in any such notice, the Series 16 Preference Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be duly made by the Corporation; at any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the redemption price of any or all Series 16 Preference Shares called for redemption with a chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same, and upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption; after the Corporation has made a deposit as aforesaid with respect to any shares, the holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the holders thereof shall be limited to receiving the proportion

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of the amounts so deposited applicable to such shares, without interest, any interest allowed on such deposit shall belong to the Corporation. Subject to applicable law, redemption monies that are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed (including monies held on deposit as provided for above) for a period of six years from the date specified for redemption shall be forfeited to the Corporation.

5.	Restrictions on Dividends and Retirement of Shares

                    Without the approval of the holders of the outstanding Series 16 Preference Shares:

(a)	the Corporation shall not declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking junior to the Series 16 Preference Shares) on any shares of the Corporation ranking junior to the Series 16 Preference Shares;

(b)	the Corporation shall not redeem, purchase or otherwise retire or make any capital distribution on or in respect of any shares of the Corporation ranking junior to the Series 16 Preference Shares (except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Series 16 Preference Shares);

(c)	the Corporation shall not purchase or otherwise retire less than all of the Series 16 Preference Shares then outstanding;

(d)	the Corporation shall not redeem, purchase or otherwise retire (except in connection with the exercise of any retraction privilege or mandatory redemption or purchase obligation attaching thereto) any shares of any class or series ranking on a parity with the Series 16 Preference Shares provided that, for greater certainty, the covenant in this Section (d) shall not limit or affect any such action in respect of any class of shares ranking in priority to the Series 16 Preference Shares; or

(e)	the Corporation shall not issue any additional Class A Preference Shares or any shares ranking on a parity with the Series 16 Preference Shares;

unless, in each such case, all dividends on outstanding Series 16 Preference Shares accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid. Any approval of the holders of the Series 16 Preference Shares required to be given pursuant to this Section 5 may be given in accordance with Section 9. Notwithstanding the provisions of Section 9, any approval required to be given pursuant to this Section 5 may be given by the affirmative vote of the holders of the majority of the Series 16 Preference Shares present or represented at a meeting or adjourned meeting of the holders of Series 16 Preference Shares duly called for that purpose and at which a quorum is present.

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6. Purchase for Cancellation

                    The Corporation may at any time purchase for cancellation the whole or any part of the Series 16 Preference Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the Board of Directors such shares are obtainable plus in each case all accrued and unpaid dividends and costs of purchase.

7. Voting Rights

                    The holders of Series 16 Preference Shares will not be entitled (except as otherwise permitted by law) to receive notice of, attend at, or vote at any meeting of shareholders of the Corporation unless the Corporation fails to pay 24 dividends on the Series 16 Preference Shares, whether or not consecutive, the holders of the Series 16 Preference Shares shall have the right to receive notice of, and to attend, each meeting of shareholders of the Corporation which takes place more than 60 days after the date on which the failure first occurs (other than a separate meeting of the holders of another series or class of shares) and such holders shall also have the right, at any such meeting, to one vote for each Series 16 Preference Share held (provided that when entitled to vote in the election of directors, holders of Series 16 Preference Shares shall vote together with holders of Class A Limited Voting Shares in the election of one-half of the board of directors), until all such arrears of dividends on the Series 16 Preference Shares shall have been paid whereupon such rights shall cease unless and until the same default shall again arise under the provisions of this Section 7.

8. Modifications

                    The provisions attaching to the Series 16 Preference Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the Business Corporations Act (Ontario), any such approval to be given in accordance with Section 9.

                    None of the series provisions of the articles of the Corporation relating to the Series 16 Preference Shares shall be amended or otherwise changed unless, contemporaneously therewith, the series provisions, if any, relating to the Series 8 Preference Shares are, to the extent deemed required by the Corporation, amended or otherwise changed in the same proportion and in the same manner.

9. Approval of Holders of Series 16 Preference Shares

                    Except as otherwise provided herein, any approval of the holders of the outstanding Series 16 Preference Shares with respect to any matters requiring the consent of the holders of the Series 16 Preference Shares with respect to any matters requiring the consent of the holders of the Series 16 Preference Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by a resolution signed by all the holders of outstanding Series 16 Preference Shares or passed by the affirmative vote of at least 66 2/3% of the votes cast by the holders of Series 16 Preference Shares who voted in respect of that resolution at a meeting of the holders of the Series 16 Preference Shares

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duly called for that purpose and at which a quorum as required by the by-laws of the Corporation is present, subject to a minimum requirement that the quorum at the meeting (other than an adjourned meeting), be at least two persons entitled to vote thereat.

                    The proxy rules applicable to, the formalities to be observed in respect of the giving notice of, and the formalities to be observed in respect of the conduct of, any meeting or any adjourned meeting of holders of Series 16 Preference Shares shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders or, if not so prescribed, as required by law. On every poll taken at every meeting of holders of Series 16 Preference Shares, each holder of Series 16 Preference Shares entitled to vote thereat shall have one vote in respect of each $25.00 of the issue price of each Series 16 Preference Share held.

10. Tax Election

                    The Corporation shall elect, in the manner and within the time provided under the Income Tax Act (Canada), under Subsection 191.2(1) of the said Act, or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax at a rate such that no holder of the Series 16 Preference Shares will be required to pay tax on dividends received on the Series 16 Preference Shares under Section 187.2 of Part IV.I of such Act or any successor or replacement provision of similar effect.

11. Mail Service Interruption

                    If the Board of Directors determines that mail service is, or is threatened to be, interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to the holder of any Series 16 Preference Share, whether in connection with the redemption or conversion of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

(a)	give such notice by publication thereof once in a daily English language newspaper of general circulation published in each of Vancouver, Calgary, Winnipeg, Toronto, Montreal and Halifax, and once in a daily French language newspaper published in Montreal and such notice shall be deemed to have been validly given on the day next succeeding its publication in all of such cities; and

(b)	fulfil the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such holder by the transfer agent for the Series 16 Preference Shares at its principal offices in the cities of Vancouver, Toronto and Montreal, and such cheque and/or share certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the Board of Directors determines that mail service is no longer interrupted or threatened to be interrupted, such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by mail as herein provided. In the event that the Corporation is required to mail such cheque or share certificate such mailing shall be made by prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such cheque or share certificate.

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12.	Notice of Annual Dividend Rate Applicable to the Series 16 Preference Shares

                    Within three business days of the determination of the Annual Dividend Rate (as defined in Section 2.1 of the articles of the Corporation relating to the Series 16 Preference Shares) the Corporation shall give notice thereof to the holders of the Series 16 Preference Shares by publication once in the national edition of the Globe and Mail in the English language and once in the City of Montréal, Quebéc in both the French and English languages in a daily newspaper of general circulation in Montréal; provided that if any such newspaper is not being generally circulated at that time, such notice shall be published in another equivalent publication.

13. Interpretation

In the provisions herein contained attaching to the Series 16 Preference Shares:

(a)	“accrued and unpaid dividends” means the aggregate of (A) all unpaid dividends on the Series 16 Preference Shares for any Dividend Period and (B) the amount calculated as though dividends on each Series 16 Preference Share had been accruing on a day-to-day basis from and including the first day of the Month immediately following the Month with respect to which the dividend was or will be, as the case may be, payable to but excluding the date to which the computation of accrued dividends is to be made;

(b)	“in priority to”, “on a parity with” and “junior to” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs; and

(c)	in the event that any date on which any dividend on the Series 16 Preference Shares is payable by the Corporation, or any date on or by which any other action is required to be taken by the Corporation or the holders of Series 16 Preference Shares hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day. A “business day” shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday at the Corporation’s principal office in Canada.

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Class AA Preference Shares

          The Class AA Preference Shares shall, as a class, have attached thereto the following rights, privileges, restrictions and conditions:

1.	Directors’ Right to Issue One or More Series

          The Class AA Preference Shares may, at any time or from time to time, be issued in one (1) or more series, each series to consist of such number of shares as may before the issue thereof be determined by the directors; the directors of the Corporation may (subject as hereinafter provided) by resolution fix from time to time before the issue thereof the designation of and the preferences, rights, conditions, restrictions, limitations or prohibitions attaching to the Class AA Preference Shares of each series including, without limiting the generality of the foregoing, the rate of preferential dividends, the dates of payment thereof, the redemption price and terms and conditions of redemption, conversion rights (if any) and any sinking fund or other provisions, the whole subject to the issue of Articles of Amendment setting forth the number and designation of and the preferences, rights, conditions, restrictions, limitations or prohibitions attaching to the Class AA Preference Shares of such series.

2.	Ranking of Class AA Preference Shares

          The Class AA Preference Shares of each series shall rank junior to the Class A Preference Shares of the Corporation and shall be entitled to preference over the Class A Limited Voting Shares and the Class B Limited Voting Shares of the Corporation, and any other shares ranking junior to the Class AA Preference Shares, with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs and may also be given such other preferences over the Class A Limited Voting Shares and the Class B Limited Voting Shares of the Corporation and any other shares ranking junior to the Class AA Preference Shares as may be determined as to the respective series authorized to be issued. The Class AA Preference Shares of each series shall rank on a parity with the Class AA Preference Shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

3.	Amendment

          The Corporation shall not delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the Class AA Preference Shares as a class except by special resolution passed by at least two-thirds (2/3) of the votes cast at a meeting of the holders of the Class AA Preference Shares duly called for that purpose and held upon at least fifteen (15) days’ notice at which the holders of at least a majority of the outstanding Class AA Preference Shares are present or represented by proxy; if at any such meeting the holders of a majority of the outstanding Class AA Preference Shares are not present or represented by proxy within half an hour after the time appointed for such meeting, then the meeting shall be adjourned to such date being not less than twenty-one (21) days later and to such time and place as may be appointed by the chairman and not less than fifteen (15) days’ notice shall be given of such adjourned meeting but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called; at such adjourned meeting the holders of Class AA Preference Shares present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed thereat by not less than two-thirds (2/3) of the votes cast at such meeting shall constitute the authorization of the holders of the Class AA Preference Shares referred to above; the formalities to be observed in respect of the giving of notice of any such meeting of adjourned meeting and the conduct thereof shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at a meeting of the holders of Class AA Preference Shares as a class, or at a joint meeting of the holders of two or more series of Class AA Preference Shares, each holder of Class AA Preference Shares entitled to vote thereat shall have one vote in respect of each $25.00 of the issue price of each Class AA Preference Share held.

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Limited Voting Shares

          There shall be two classes of Limited Voting Shares. Class A Limited Voting Shares and Class B Limited Voting Shares, which shall have attached thereto the following rights, privileges, restrictions and conditions.

1. Rank

          The Class A Limited Voting Shares and the Class B Limited Voting Shares shall rank on a parity with each other and shall rank after the Class A Preference Shares and the Class AA Preference Shares with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding-up of the Corporation. After payment to the holders of the Class A Preference Shares, Class AA Preference Shares and any other shares ranking as to dividends prior to the Class A Limited Voting Shares and the Class B Limited Voting Shares of the amount or amounts to which they may be entitled, the holders of the Class A Limited Voting Shares and the Class B Limited Voting Shares shall be entitled to receive any dividend declared by the board of directors of the Corporation and to receive the remaining property of the Corporation upon dissolution.

2. Voting

          Other than as provided below, each holder of Class A Limited Voting Shares and Class B Limited Voting Shares shall be entitled to notice of and to attend all meetings of shareholders of the Corporation (except meetings at which only holders of another specified class or series of shares are entitled to vote) and shall be entitled to cast at any such meeting one vote per share. Subject to applicable law and in addition to any other required shareholder approvals, all matters to be approved by shareholders (other than the election of directors), must be approved by: (i) a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2/3 per cent of the votes cast by holders of Class A Limited Voting Shares who vote in respect of the resolution or special resolution, as the case may be; and (ii) a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2/3 per cent of the votes cast by holders of Class B Limited Voting Shares who vote in respect of the resolution or special resolution, as the case may be.

3. Election of Directors

     In the election of directors, holders of Class A Limited Voting Shares shall be entitled to elect one-half of the board of directors of the Corporation, provided that if holders of Class A Preference Shares, Series 1, Series 2 and Series 3 become entitled to elect two or three directors, as the case may be, the number of directors to be elected by holders of Class A Limited Voting Shares shall be reduced by the number of directors to be elected by holders of Class A Preference Shares, Series 1, Series 2 and Series 3. Holders of Class B Limited Voting Shares shall be entitled to elect the other one-half of the board of directors of the Corporation.

9.	The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows: L’émission, le transfert ou la propriété d’actions est/n’est pas restreinte. Les restrictions, s’il y a lieu, sont les suivantes:

N/A

10.	Other provisions, (if any): Autres dispositions, s’il y a lieu :

Each holder of shares of a class or series of shares of the Corporation entitled to vote in the election of directors will have the right to cast a number of votes equal to the number of votes attached to the shares held by the holder multiplied by the number of directors to be elected by the holder and the holders of shares of the classes or series of shares entitled to vote with the holder in the election of directors. A holder may cast all such votes in favour of one candidate or distribute such votes among its candidates in any manner the holder sees fit and if a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder will be deemed to have divided the holder’s votes equally among the candidates for whom the holder voted.

11.	The statements required by subsection 178(2) of the Business Corporations Act are attached as Schedule “A”.
Les declarations exigees aux termes du paragraphe 178(2) de la Loi sur les societe par actions constituent l’annexe “A”

12.	A copy of the amalgamation agreement or directors’ resolutions (as the case may be) is/are attached as Schedule “B”.
Une copie de la convention de fusion ou les resolutions des administrateurs (selon le cas) constitue(nt) l’annexe “B”.

These articles are signed in duplicate.
Les présents status sont signés en double exemplaire.

Names of the amalgamating corporations and signatures and descriptions of office of their proper officers. Dénomination sociale des sociétés qui fusionnent, signature et fonction de leurs dirigeants réguliérement désignés.

1644036 ONTARIO LIMITED

By:	/s/ Brian Lawson

	Name:	Brian Lawson
	Title	Director

BRASCAN CORPORATION

By:	/s/ Lisa Chu

	Name:	Lisa Chu
	Title	Vice President

Schedule “A”

CANADA	) )	IN THE MATTER OF the Business Corporations Act (Ontario) and the Articles of
PROVINCE OF ONTARIO	)	Amalgamation of Brascan Corporation and
	)	Ontario Limited
)
)
TO WIT:	)

               I, Alan V. Dean, of the City of Toronto, in the Province of Ontario, hereby certify that:

1.	I am the Senior Vice President and Secretary of Brascan Corporation and have knowledge of the matters herein declared.

2.	There are reasonable grounds for believing that:

(a)	each amalgamating corporation is and the amalgamated corporation will be able to pay its liabilities as they become due;

(b)	the realizable value of the amalgamated corporation’s assets will not be less than the aggregate of its liabilities and stated capital of all classes; and

(c)	no creditor will be prejudiced by the amalgamation.

DATED at Toronto, Ontario, this 31st day of December, 2004.

/s/ Alan V. Dean

Alan V. Dean
Senior Vice President and Secretary

Schedule “A”

CANADA	) )	IN THE MATTER OF the Business Corporations Act (Ontario) and the Articles of
PROVINCE OF ONTARIO	)	Amalgamation of Brascan Corporation and
	)	Ontario Limited
)
)
TO WIT:	)

               I, Lenis W. Quan, of the City of Toronto, in the Province of Ontario, hereby certify that:

3.	I am the Secretary of 1644036 Ontario Limited and have knowledge of the matters herein declared.

4.	There are reasonable grounds for believing that:

(a)	each amalgamating corporation is and the amalgamated corporation will be able to pay its liabilities as they become due;

(b)	the realizable value of the amalgamated corporation’s assets will not be less than the aggregate of its liabilities and stated capital of all classes; and

(c)	no creditor will be prejudiced by the amalgamation.

DATED at Toronto, this 31st day of December, 2004.

/s/ Lenis W. Quan

Lenis W. Quan
Secretary

Schedule “B”

RESOLUTIONS OF THE BOARD OF DIRECTORS
OF
Brascan Corporation
(the “Corporation”)

Combination with Brascan Financial Corporation, December 2004

Whereas Brascan Financial Corporation (“BFC”) and Trilon Holdings Inc. (“Trilon”) are subsidiaries of the Corporation:

Whereas the Corporation has deemed it desirable to simplify its corporate structure by consolidating a number of its subsidiaries:

Whereas the Corporation has proposed that BFC and Trilon amalgamate (the “Amalgamation”) to form an amalgamated corporation (“Amalco”), as the first step in the series of transactions that will have the effect of combining BFC with the Corporation:

Whereas the authorized capital of the Corporation includes an unlimited number of Class A preference shares, issuable in a series, and authorizes the directors of the Corporation to fix the number of shares in each series and to determine the designation, rights, privileges, restrictions and conditions attaching to the shares of each series:

Whereas pursuant to an amalgamation agreement (the “Amalgamation Agreement”), between the Corporation, BFC and Trilon, the outstanding Class I and II preferred shares of BFC and the common shares and Senior Preference shares of Trilon held by First Toronto Equities Inc. will be exchanged for Class A preference shares of the Corporation and the existing indebtedness of BFC will become obligations of Amalco:

Whereas Amalco will in turn combine with the Corporation pursuant to a vertical short form amalgamation or voluntary dissolution of Amalco, as management of the Corporation will determine (the “Combination”), with the effect that the Corporation will acquire all of the assets and assume all of the liabilities of Amalco:

Whereas the Directors of the Corporation have considered the Amalgamation and Combination and have determined that the Amalgamation and Combination are in the best interests of the Corporation:

Whereas the Corporation from time to time has a tax liability under Part VI. 1 of the Income Tax Act (Canada) (the “ITA”) arising from dividends paid by the Corporation in respect of its Class A preference shares, which the Corporation has deemed desirable to transfer to related companies:

And Whereas it is necessary to pass a resolution approving the creation and issuance of the Class A preference shares of the Corporation to be issued upon the Amalgamation, approving the contents of the Amalgamation Agreement and authorizing its execution on behalf of the Corporation, approving the application for substitutional listing on the Toronto Stock Exchange (the “TSX”) of the Class A preference shares to be issued upon the Amalgamation, approving the Combination, approving the transfer of the Corporation’s Part VI. 1 tax liability to any related company and certain other incidental matters.

Now Therefore Be It Resolved:

Creation of Class A Preference Shares to be Issued Upon Amalgamation

1.    That the articles of the Corporation be amended to create the thirteenth series of Class A preference shares of the Corporation by designating 9,999,000 of such shares as “Class A Preference Shares, Series 13”, which shares shall have rights, privileges, restrictions and conditions set out in the term sheet attached as Appendix A-1;

2.     That the articles of the Corporation be amended to create the fourteenth series of Class A preference shares of the Corporation by designating 665,000 of such shares as “Class A Preference Shares, Series 14”, which shares shall have rights, privileges, restrictions and conditions set out in the term sheet attached as Appendix A-2;

3.     That the articles of the Corporation be amended to create the fifteenth series of Class A preference shares of the Corporation by designating 4,000,000 of such shares as “Class A Preference Shares, Series 15”, which shares shall have rights, privileges, restrictions and conditions set out in the term sheet attached as Appendix A-3;

4.     That the articles of the Corporation be amended to create the sixteenth series of Class A preference shares of the Corporation by designating 7,835,200 of such shares as “Class A Preference Shares, Series 16”, which shares shall have rights, privileges, restrictions and conditions set out in the term sheet attached as Appendix A-4; and

5.     That any one or more officers or directors of the Corporation are hereby authorized and directed to file articles of amendment and to execute and deliver for and in the name and on behalf of the Corporation, whether under its corporate seal or otherwise, all such instruments, notices and other documents, and to do all such other acts and things as in their opinion may be necessary or desirable to give full effect to the purpose and intent of the foregoing resolutions.

Amalgamation of BFC and Trilon

6.     That the Amalgamation upon the terms and conditions set forth in the Amalgamation Agreement, substantially in the form of the agreement attached as Appendix B, is hereby approved;

7.     That the Amalgamation Agreement is hereby approved; and

8.     That any one or more officers or directors of the Corporation are hereby authorized and directed to take any and all such other steps or actions as may be reasonably necessary or appropriate in connection with the Amalgamation, including, without limitation, actions to amend, extend, waive conditions of or terminate the Amalgamation Agreement and to execute and deliver for and in the name and on behalf of the Corporation, whether under its corporate seal or otherwise, all such other certificates, instruments, agreements, documents and notices, including articles of amalgamation, and to do all such other acts and things as in their opinion may be necessary or desirable to give full effect to the purpose and intent of the foregoing resolutions.

     Issuance of Class A Preference Shares, Series 13,14,15 and 16

9.     That subject to the articles of the Corporation creating the Class A Preference Shares, Series 13,14, 15 and 16 becoming effective and to the completion of the Amalgamation through the filing of articles of amalgamation with the relevant government authorities:

(a)	the allotment and issuance of up to 9,999,000 Class A Preference Shares, Series 13, 665,000 Class A Preference Shares, Series 14, 4,000,000 Class A Preference Shares,

Series 15 and 7,835,000 Class A Preference Shares, Series 16, in each case in accordance with the terms of the Amalgamation Agreement, is hereby authorized;

(b)	the consideration for the allotment and issuance of each Class A Preference Share, Series 13, 14, 15 and 16 is not less in value than the fair equivalent of the money the Corporation would have received if the share had been issued for money; and

(c)	upon the Amalgamation, such Class A Preference Shares, Series 13, 14, 15 and 16 be issued as fully paid and non-assessable; and

10.     That any one or more officers or directors of the Corporation are hereby authorized and directed to execute and deliver for and in the name and on behalf of the Corporation, under its corporate seal or otherwise, all such other certificates, instruments, agreements, conveyances, transfers, notices, affidavits and other documents, and to do all such other acts and things as in their opinion may be necessary or desirable to give full effect to the purpose and intent of the foregoing resolution.

Approval of Application for Substitutional Listing

11.     That the making of an application to the TSX for a substitutional listing of the Class A Preference Shares, Series 13 and 14 is hereby approved; and

12.     That any one or more officers or directors of the Corporation are hereby authorized and directed to file such all other documents and supporting material and to execute and deliver for and in the name and on behalf of the Corporation, under its corporate seal or otherwise, all such documents and instruments, and to do all such other acts and things as in their opinion may be necessary or desirable to give full effect to the purpose and intent of the foregoing resolution.

Approval of Transfer Agent and Registrar

13.     That CIBC Mellon Trust Company be appointed the transfer agent and registrar for the Class A Preference Shares, Series 13 and 14;

14.     That any one or more officers or directors of the Corporation are hereby authorized and directed to execute and deliver for and in the name and on behalf of the Corporation, under its corporate seal or otherwise, all such certificates, instruments, agreements, conveyances, transfers, notices, affidavits and other documents, and to do all such other acts and things as in their opinion may be necessary or desirable to give full effect to the purpose and intent of the forgoing resolution.

Approval of the Combination of the Corporation and Amalco

15.     That the Combination of the Corporation and Amalco to form the Amalgamated Corporation, with the effect that the Amalgamated Corporation will acquire all the assets and assume all of the liabilities of Amalco, is hereby approved;

16.     That the by-laws of the Amalgamated Corporation shall be the by-laws of the Corporation, until amended or repealed;

17.     That the shares of Amalco shall be cancelled without any repayment of capital in respect of those shares;

18.     That except as may be prescribed by the Business Corporations Act (Ontario), the articles of amalgamation of the Amalgamated Corporation shall be the same as the articles of the Corporation;

19.     That no securities shall be issued and no assets shall be distributed by the Amalgamated Corporation in connection with the Combination;

20.     That any one or more officers or directors of the Corporation are hereby authorized and directed to take any and all such other steps or actions as may be reasonably necessary or appropriate in connection with the Combination, including to execute and deliver for and in the name and on behalf of the Corporation, under its corporate seal or otherwise, all such articles, agreements, documents and instruments, and to do all such other acts and things as in their opinion may be necessary or desirable to give full effect to the purpose and intent of the foregoing resolution.

Approval of Transfer of the Corporation’s Part VI.1 Tax Liability

21.     That the Corporation is authorized to enter into an agreement with any related company to transfer the tax liability arising under Part VI.1 of the ITA relating to dividends paid on certain of the Corporation’s Class A preference shares in respect of the 2004 or prior taxation years;

22.     That any one or more officers or directors of the Corporation are hereby authorized and directed to execute and deliver for and in the name and on behalf of the Corporation, under its corporate seal or otherwise, all such other certificates, instruments, agreements, documents and notices, and to do all such other acts and things as in their opinion may be necessary or desirable to give full effect to the purpose and intent of the foregoing resolution.

General

23.     That any one or more officers or directors of the Corporation are hereby authorized and directed to execute and deliver for and in the name and on behalf of the Corporation, under its corporate seal or otherwise, all such articles, agreements, documents and instruments, and to do all such other acts and things as in their opinion may be necessary or desirable to give full effect to the purpose and intent of the foregoing resolutions.

CERTIFICATE

               I, Alan V. Dean, the Secretary of Brascan Corporation (the “Corporation”), hereby certify that the foregoing is a complete and correct copy of a resolution duly passed by the board of directors of the Corporation on December 3, 2004 and that such resolution is, at the date hereof, in full force and effect, unamended.

               DATED: December 31, 2004.

/s/ Alan V. Dean

Secretary

Schedule “B”

1644036 ONTARIO LIMITED
(the “Corporation”)

RECITALS:

A.	The Corporation has been incorporated under the laws of Ontario by a certificate and articles of amalgamation dated December 31, 2004.

B.	It is desirable that the Corporation be amalgamated with Brascan Corporation (“Parentco”).

C.	The Corporation is a wholly-owned subsidiary corporation of Parentco.

RESOLVED THAT:

1.	the amalgamation of the Corporation with Parentco is hereby approved;

2.	the by-laws of the amalgamated corporation shall be the by-laws of Parentco, until amended or repealed;

3.	(i)	the shares of the Corporation shall be cancelled without any repayment of capital in respect thereof;

	(ii)	except as may be prescribed by the Business Corporations Act (Ontario), the articles of amalgamation shall be the same as the articles of Parentco;

	(iii)	no securities shall be issued and no assets shall be distributed by the amalgamated corporation in connection with the amalgamation;

4.	any director or officer of the Corporation is hereby authorized to take any action and to execute any document which, in the opinion of that person, is necessary or desirable to give effect to this resolution and to deliver all or any of those documents to the Ministry of Consumer and Business Services.

CERTIFICATE

               I, Lenis W. Quan, the Secretary of 1644036 Ontario Limited (the “Corporation”), hereby certify that the foregoing is a complete and correct copy of a resolution duly passed by the board of directors of the Corporation on December 31, 2004 and that such resolution is, at the date hereof, in full force and effect, unamended.

               DATED: December 31, 2004.

/s/ Lenis W. Quan

Secretary